FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

National Bank of Greece S.A.

Group and Bank

Annual Financial Report

31 December 2016

March 2017

Certification of the Board of Directors

on the financial statements as at 31 December 2016

Certification of the Board of Directors

Certification by the Chairman of the Board of Directors, the Chief Executive Officer and the BOD member pursuant to Article 4 of Law 3556/07

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The financial statements for the annual period ended 31 December 2016 have been prepared in accordance with the applicable accounting standards and present a true and fair view of the assets, liabilities, equity and results of operations of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors annual report fairly presents the evolution, the performance and the position of the Bank and of the companies included in the consolidation, including the description of the main risks and uncertainties they face.

Athens, 30 March 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE BOD MEMBER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	CLAUDE EDGAR L.G.PIRET

Board of Directors Report

for the period ended 31 December 2016

Board of Directors’ Annual Report

on the consolidated financial statements of National Bank of Greece S.A.

for the financial year 2016

Financial & Macroeconomic environment

The global economic recovery is on track, albeit the balance of risks remains skewed to the downside

The global economy continued to steadily recover in 2016, with real Gross Domestic Product (“GDP”) increasing by 3.1% year-over-year (“y-o-y”) in 2016, from 3.2% y-o-y in 2015 (according to International Monetary Fund (“IMF”) World Economic Outlook, January 2017). The gradual transition of the Chinese economy toward a more sustainable, and lower, pace of growth continued, albeit more mildly-than-expected due to sizeable policy stimulus. Specifically, Chinese real GDP growth moderated to 6.7% y-o-y in 2016, from 6.9% y-o-y in 2015. In the US, a weak first half, due to inventories consolidation and a significant reduction in business spending in the energy sector, weighed to full-year growth. Overall, real GDP decelerated to 1.6% y-o-y in 2016, from 2.6% y-o-y in 2015. In the euro area, the economy continued to recover gradually as domestic demand found support from robust employment gains and improving bank credit conditions amid expansionary monetary policy by the European Central Bank (“ECB”). For 2016, real GDP advanced by 1.7% y-o-y, from 2.0% y-o-y in 2015. Growth in Japan remained steady, supported by the gradual improvement in labour market, accommodative financial conditions and supportive fiscal policy, with real GDP increasing by 1.0% y-o-y in 2016, from 1.2% y-o-y in 2015.

Financial markets weathered many volatility episodes in the course of 2016 with reassuring resilience. The beginning of 2016 (January — February) saw a sudden surge in risk aversion, as the People’s Bank of China (“PBC”) allowed the renminbi to depreciate sharply against the US Dollar. Furthermore, the result of the UK referendum (23 June 2016) in favour of leaving the European Union also caught financial markets by surprise with global equities experiencing losses and government bond nominal yields falling significantly. Nevertheless, global equity prices in many advanced economies ended the year on a positive sign (S&P500: +9.5%, MSCI: 6.8% in 2016, S&P500: +6.7%, MSCI: +8.9% in H2:16) and high-rated nominal sovereign bond yields (US Treasury 10-Year Yield: +97 basis points (“bps”) to 2.45%, German 10-Year Bund Yield: +34 bps to 0.21%) increased materially in the second half of 2016 due to higher expectations linked with probable fiscal stimulus under the new US Administration and accommodative central bank policies. Global corporate credit spreads, both Investment Grade and High Yield, narrowed compared with end-2015 as global recession risks have subsidized and investors’ search for yield continued. Since the beginning of 2017, global equities have increased further (MSCI: +5.5%), while nominal government bond yields in major advanced economies have risen (US Treasury 10-Year Yield: +5 bps to 2.49%, German 10-Year Bund Yield: +21 bps to 0.42%).

Monetary policies in advanced economies remain accommodative. The US Federal Reserve (“Fed”) increased the target for the federal funds interest rate by 25 bps to 0.50%-0.75% in December 2016 and by 25 bps to 0.75%-1.00% in March 2017, communicating a gradual and data-dependent tightening path going forward and expecting (as of March 2017) two additional rate increases by end-2017 to 1.50%. Moreover, the Fed will continue, at least in the first half of 2017, the policy of reinvesting principal payments and to roll-over maturing Treasuries (USD 1.7 trillion) and agency mortgage backed securities (“MBSs”) (USD 1.7 trillion) thus maintaining an accommodative monetary policy stance. The ECB, amid heightened deflationary pressures, cut its main refinancing rate by 5 bps to 0.0%, its marginal lending facility rate by 5 bps to 0.25% and its deposit rate by 10 bps to -0.4% in March 2016. At the same time, the ECB announced a new series of four targeted long-term refinancing operations (“TLTROs”) conducted quarterly between June 2016 and March 2017 with a 4-year maturity in order to revive bank lending toward the private sector (excluding mortgages). In addition, the ECB decided to expand its monthly purchases under the asset purchase program by €20 billion to €80 billion, until March 2017, and to include in its purchases investment grade euro denominated bonds issued by non-bank corporations. In December 2016, the ECB extended its asset purchase program by another 9 months (until at least December 2017), albeit at a reduced monthly pace of €60 billion effectively from April 2017, as deflationary concerns have subsided. In March 2017, the ECB announced that the targeted long-term refinancing operations (“TLTROs”) were to expire, as scheduled, at the end of the month. Finally, the Bank of Japan, in January 2016, cut interest rates into negative territory and continues the aggressive expansion of its balance sheet mainly through purchases of Japanese Government bonds at an annual pace of JPY 80 trillion and equity exchange-traded funds’ (“ETFs”) purchases of JPY 6 trillion per annum. In September 2016, the BoJ introduced its “yield curve control” framework that includes targeting 10Yr JGB yields to remain around zero percent, in order to foster growth.

The Greek economy stabilized in 2016 despite the considerable fiscal headwinds

The Greek economy stabilized in 2016 with Gross Domestic Product (“GDP”) remaining flat on an annual basis (0.0%, y-o-y in constant prices, Source: EL.STAT.), over performing compared to official forecasts for an annual recession of 0.3% (Sources: Ministry of Finance, State Budget 2017 and EU Commission Autumn Forecast, November 2016). This development followed a full year contraction in real GDP of 0.3% in 2015 (Source: EL.STAT.), which has also been significantly milder than the gloomy forecasts published in the third quarter of 2015 (Source: European Commission, Debt Sustainability Analysis, July 2015 and EU Commission Autumn Forecast, November 2015), following the imposition of capital controls and the three week bank holiday in July 2015. This rather favorable GDP outcome in 2015 occurred in a very challenging environment of heightened uncertainty related to prolonged negotiations with official lenders, tight liquidity conditions of the public and private sector due to significant external financing shortages and capital flight, and the revival of Grexit scenarios in the second quarter of 2015, which ultimately led to the imposition of capital controls since 28 June 2015.

The agreement on a new Financial Support program for Greece in July 2015 (Source: EU Summit, 12 July 2015) and the activation of the latter in August 2015 (the “Third Program”) have played a stabilizing role along with the pre-emptive drawing of contingency plans by households and firms, with a view to cushion the prospective impact of capital controls and the advanced stage of economic rebalancing in Greece, following a painful multi-year economic adjustment, which made it far more resilient to external shocks. By implementing the policy measures agreed with official lenders, the Hellenic Republic received €21.4 billion of Third Program financing between August and December 2015 related to the first tranche of the financial support under the Third Program, including €5.4 billion for bank recapitalization (Source: European Stability Mechanism (“ESM”)).

After the successful evaluation of Greece’s progress in implementing agreed actions and reforms under the first review of the Third Program — and the concomitant approval by the Eurogroup on 25 May 2016 in liaison with the European Central Bank and the Board of Governors of the ESM — Greece and the European Commission signed a Supplemental Memorandum of Understanding (on 16 June 2016) which updated the conditionality of the Memorandum of Understanding of August 2015, as well as reviewed the progress in the implementation of the Third Program (Source: EU Commission, June 2016). The completion of the first review led to the disbursement of the second tranche that amounted to €10.3 billion in several installments between June and October 2016. More specifically, €7.5 billion were disbursed in June 2016 for debt servicing needs and arrears clearance, whereas the remaining installments of €1.1 billion and €1.7 billion were released in October 2016 following positive reporting by the European institutions for the clearance of net arrears and the successful completion of a number of milestones (Source: ESM, June 2016 and October 2016).

The significant improvement in business sentiment in 2016, the inflows of the Third Program funding and a positive impact of increasing cashless payments on registered economic activity, supported consumer spending (+1.4% y-o-y in FY:2016) and contributed to a stabilization of gross fixed capital formation (+0.0% y-o-y in FY:2016). On the same note, deflation pressures receded, with the GDP deflator increasing by 0.1% y-o-y in FY:2016 following an annual average decline of 1.5% y-o-y in 2012-2015 (Source: EL.STAT).

Developments in the business sector, as reflected by the path of related conjunctural and forward looking indicators of business activity, since mid-2016, have been supportive of the resilience of the export-oriented business activity. Notably, manufacturing production increased by 4.2% y-o-y in FY:2016, showing the largest expansion since 2007, on the back of solid production growth in export oriented sectors such as food, oil products, basic metals, chemicals and non-metallic mineral products. The positive trend in manufacturing production continued in January 2017 (+1.1% y-o-y), supported mainly by production in sectors such as metals and non-metallic mineral products (Source: EL.STAT.). Moreover, gross fixed capital formation, excluding residential construction, increased slightly by +0.9% y-o-y in FY:2016, supported by increasing non-residential private investment and an acceleration in public investment activity financed by EU structural funds. Residential construction declined further (-12.6% y-o-y, in FY:2016 according to the relevant national accounts data, Source: EL.STAT.), while downside pressures on house prices eased considerably during 2016 (-0.6% y-o-y in the fourth quarter of 2016 vs -1.5% y-o-y in the third quarter 2016, with FY:2016 decline at -2.3%, Source: Bank of Greece) and prices for retail & office space stabilized in the first semester of 2016. Elevated tax pressure, liquidity factors and the still high supply overhang continue to impede the recovery process in the residential market.

The current account showed a deficit of -0.6% of GDP in FY:2016 as the lower oil deficit (-1.6% of GDP in 2016) could not offset the negative impact from the higher non-oil deficit (0.4% of GDP higher than in 2015) and a considerably smaller services surplus (0.9% of GDP lower than in 2015), partially due to under-invoicing of business revenue from exporting activity (Source: Bank of Greece). Moreover, the effective contribution of tourism in the economic activity is also likely to be underestimated by the conventional balance of payments statistics (increase in tourism arrivals of 5.1% y-o-y and reduction in tourism revenue of 6.4% y-o-y in 2016, compared to an increase of +7.1% y-o-y and +5.5%, y-o-y, respectively, in 2015, Source: Bank of Greece).

The Greek labour market showed a remarkable resilience to the relatively weak GDP trends, with employment expanding by a solid +2.0% y-o-y, on average, in 2015 and by +2.1% y-o-y, on average, in 2016 and the unemployment rate declining to a four-year low of 23.1% in December 2016 from 24.9% in June 2015 and 24.1% in December 2015 (Source: EL.STAT).

Lower energy prices kept headline inflation in negative territory in FY:2016 (-0.8% y-o-y, on average in FY:2016) following a decline of 1.7% y-o-y, on average in FY:2015 (Source: EL.STAT), offsetting the addition on inflation from the effective VAT rate hikes in July 2015 and June 2016. However, deflationary trends reversed course by end-2016, along with a reversal of negative base effects on energy prices in this period, with CPI inflation at 0.0% y-o-y in December 2016. Accordingly, core inflation averaged at -0.1%, y-o-y, in FY:2016 (Source: NBG estimates based on Bank of Greece methodology) with disinflation trends persisting until end 2016. However, in early 2017 CPI inflation increased by +1.2% y-o-y, on average, in the two months of 2017, mainly due to higher prices of energy and seasonal food, whereas core inflation decreased by 0.7% y-o-y, on average, in the same period (Source: EL.STAT.).

On the fiscal front, Greece has over performed in comparison with the Third Program target in FY:2016, for a second consecutive year, following the achievement of a primary surplus of 0.25% of GDP in General Government budget in 2015 compared to a targeted deficit of 0.25% (Source: Ministry of Finance, State Budget 2017). More specifically, in the twelve months of 2016 the State budget primary surplus exceeded by €2.5 billion (1.4% of GDP) the upwardly revised Government budget target for 2016 (Source: Ministry of Finance). According to European Commission’s estimates, the General Government primary balance is likely to achieve a surplus of at least 2% of GDP in 2016 (overperforming compared to the Program target of 0.5% of GDP), which increases the credibility of the adjustment effort for 2017 when the respective Program target is 1.75% of GDP (Source: Memorandum of Understanding, August 2015).

The General government debt to GDP ratio reached 177.4% in 2015 and is estimated to peak at 179.7% by end of 2016 or in the first semester of 2017 and begin to decline gradually to 177.2% by end-2017 onwards according to Greek Government’s and EU Commission’s forecasts (Sources: EU Commission, Winter Forecast, February 2017).

Furthermore, the Eurogroup of 25 May 2016 committed to provide new conditional concessions with a view to ensure debt sustainability by agreeing on a package of debt measures which will be phased in progressively and subject to the pre-defined conditionality under the ESM program. These measures include, inter alia, a smoothening of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt (Source: Eurogroup Statement, 25 May, 2016).

Moreover, the Eurogroup on 25 May 2016 agreed on a contingency fiscal mechanism as a prerequisite for the successful completion of the first review of the Third Program and the Greek government legislated this mechanism in May 2016, with a view to enhance longer-term credibility by ensuring the sustainable achievement of future fiscal targets (Source: Eurogroup Statement, 25 May 2016). This mechanism provides for automatic triggering a set of corrective measures in the case of objective evidence that there is a failure to meet the annual primary surplus targets according to the program. (Source: EU Commission, Supplemental Memorandum of Understanding, June 2016).

Eurogroup of 5 December 2016 (Source: Eurogroup Statement on Greece, 5 December 2016) endorsed the implementation since early 2017 of the short-term debt relief measures, which mainly include: i) a smoothing of future debt repayments profile through the lengthening of the repayment schedule of official loans from the European Financial Stability Facility (“EFSF”) to 32.5 years from the existing 28 years, ii) a reduction of interest rate risk through debt swaps by the ESM with a view to stabilize the ESM’s overall cost of funding and, thus, reduce the risk that Greece would have to pay higher interest rates on its loans in the future. Moreover, a prospective bond exchange of floating rate notes used for Greek banks’ recapitalization for fixed-rate notes with much longer maturities has been suggested and iii) the ESM has decided to finance its future disbursements to Greece under the Third Program with the issuance of long-term notes that closely match the maturities of loans to Greece, stabilizing the related interest rate costs for Greece. Finally, the waiver of the step-up interest rate margin applying to the €11.3 billion tranche of the EFSF loans under the Second Program used to finance a debt buy-back has been maintained for 2017 (See “NBG participation in the short term measures of Greek debt restructuring through a Bond Exchange program”).

According to ESM estimates (Source: ESM) the prospective benefit from the implementation of the above short-term debt relief measures on Greece’s gross public debt is estimated at 20 percentage points of GDP by 2060, while contribute to a reduction of the longer-term financing needs of the Greek State closer to sustainability threshold — decided by the Eurogroup — of 15% of GDP during the post-program period for the medium term, and below 20% of GDP after that.

The second review of the Third program has not been completed until the end of March 2017 and thus, related official funding of at least, €6.1 billion have not been disbursed until this date. Nonetheless, the existence of sufficient liquidity buffers due, inter alia, to an overperformance in government budget implementation, do not impose significant liquidity challenges in the first semester of 2017, albeit, a delayed disbursement of program funds could slow the pace of repayment of government arrears to the private sector and weaken economic sentiment. On a positive note, the Eurogroup of 20 February 2017 led to a common understanding between the Eurozone finance ministers and the Greek government regarding the key details of the conclusion of the pending second review of the Third Program, allowed the institutions’ representatives to return to Greece and negotiate with the Greek authorities the final agenda of policy measures and reforms which will allow to reach a staff level agreement. Once there is a staff-level agreement, there will be a political accord at a Eurogroup level that will approve the necessary financial support and, potentially, provide more information on the issue of the implementation of medium-term debt relief measures (Source: Eurogroup Statement, 20 February, 2017). According to Eurogroup head, Jeroen Dijsselbloem, the agreement with the Greek government heralds a shift in the policy mix from austerity to deeper structural reforms, concerning the tax system, the pensions system and also labor market regulation. Moreover, Commissioner Pierre Moscovici noted in the press briefing in the same Eurogroup that the European Commission is ready to support Greece in its efforts to roll out active labor market policies and is committed to explore how best to provide the necessary financing for this, in order to help the Greek authorities in that direction (Source: Eurogroup 20 February 2017, Press Conference Furthermore, Eurogroup on 20 March 2017 recognized the progress made in the negotiations between institutions and the Greek authorities for completing the second review and suggested than that talks will have to intensify in the coming weeks on the remaining outstanding topics (mainly related to the specification of labor, energy and pension system reforms in the medium term) with a view to achieve a staff level agreement as soon as possible (Source: Press releases and statements, Remarks by J. Dijsselbloem following the Eurogroup meeting of 20 March 2017).

The Greek banking system remained in deleveraging mode during 2016, with lending to private sector contracting further, albeit, at a slightly slower pace compared with end-2015 (-1.4% y-o-y in December 2016 opposed to -2.0% y-o-y in December 2015), with loans to households declining by 2.8% y-o-y in December 2016 (compared with -3.1% y-o-y in December 2015). Corporate credit has shown signs of stabilization in 2016 (+0.1% y-o-y in December 2016 compared with a decline of -0.7% y-o-y in June 2016 and of -1.2% y-o-y in December 2015). However, the pace of deleveraging re-accelerated in January 2017 (-1.6% y-o-y), mainly due to a deterioration in credit provision to corporations (-0.4% y-o-y). Private sector deposits increased by €4.2 billion, cumulatively in 2016, with household deposits increasing by €2.6 billion and corporate deposits by €1.6 billion, reflecting, inter alia, the improvement of the economic sentiment and concomitant decline in private sector’s holdings of euro notes from the historical highs of 2015. However, private sector deposits declined by €1.7 billion in January 2017, mainly due to withdrawals of the once-of grant that was disbursed to low-income pensioners (in end-December 2016), as well as due to negative seasonality concerning mainly corporate deposits (Source: Bank of Greece). Accordingly, the Greek banking system’s financing from the Eurosystem decreased to €61.9 billion in February 2017 and by €64.7 billion cumulatively since June 2015, with the Emergency Liquidity Assistance (“ELA”) dependence contracting by €43.6 billion in this period (Source: Bank of Greece), also assisted by the reinstatement by the ECB of the waiver on minimum credit rating requirements for marketable instruments issued or guaranteed by the Hellenic Republic, since 22 June 2016 (Source: ECB). It should be noted, however, that the ELA dependence increased by €0.3 billion on a monthly basis between January and February 2017 (Source: Bank of Greece) for the first time since April 2016 possibly indicating a considerable slowing in the pace of improvement of Greek banks’ gross funding position in the first months of 2017.

Greek sovereign bonds showed signs of normalization following the successful completion of the first review of the Third Program in June and the reinstatement of the ECB’s waiver on Greek assets. The spread of Greek government bond over the German bund recorded a significant decline of about 170 bps in December compared to September 2016, supported by the announcement of the short-term debt relief measures, the progress in the country’s evaluation under the second Review of the Third Program and the intensification of the ECB’s expansionary stance through asset purchases. However, Greek sovereign debt valuations deteriorated in end-January and early February 2017 with GGB spread over the German bund increasing to a 3-month high (7.3% or 69 bps above their average level in December 2016) as markets started to assign a higher probability to a scenario of slower-than-initially-expected progress on finalizing the second review of the Third Program, in view of the significant discrepancies between the official lender’s assessment of Greece’s economic performance and fiscal prospects and remaining policy actions, which have not been finalized until early March 2017. However, the progress made in negotiation with official lenders following the Eurogroup of 20 February 2017 led to an improvement in Greek sovereign valuations in end-February and early March 2017 (Source: Bloomberg).

Against this backdrop Greece’s sovereign debt rating has been increased by Standard & Poor’s (“S&P”), by one notch to ‘B-’ on 22 January 2016 with a stable outlook, referring to the milder than expected recession and the progress made in fiscal and reform targets of the Third Program as the key determinants of its rating decision, whereas the other main rating agencies affirmed the previous ratings. On 11 July 2016 Moody’s affirmed the stable outlook on Greece’s ‘Caa3’ rating, since the conditions in Greece had stabilized after the Third Program, as well as maintained the same rating and outlook on 14 October 2016. Similarly, S&P and Fitch Global Ratings affirmed its ‘B-’ and ‘CCC’, respectively, long-term sovereign credit rating of the Hellenic Republic with a stable outlook, on 22 July 2016 and 2 September 2016, recognizing the progress in fiscal consolidation and in the implementation of program conditionality in conjunction with milder than expected recession. (Source: Moody’s, S&P and Fitch press releases on Greek Sovereign outlook).

Additionally, S&P affirmed its ‘B-’ long-term sovereign rating on the Hellenic Republic with a stable outlook again on 20 January 2017, noting, however, that although there has been a mild recovery in the second half of 2016, the Greek economy remains fragile and its banking sector distressed. On the same note, Fitch Ratings kept its rating of the Hellenic Republic’s sovereign debt unchanged at ‘CCC’ on 24 February 2017, while Moody’s did not update Greece’s sovereign debt rating on the scheduled review on the same date, thus, the Ratings Agency currently rates Greece at ‘Caa3’ with a stable outlook (Source: Moody’s, S&P and Fitch press releases on Greek Sovereign outlook).

The Macroeconomic Environment and the Banking Services Sector in South Eastern Europe-5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania, and Serbia)(1)

The fundamentals and performance of the economies and the banking sectors of SEE-5 improved on a large scale in 2016. Indeed, economic activity gained momentum, inflation retreated, fiscal consolidation continued and banking sector profitability strengthened, while the current account deteriorated yet to still manageable levels.

Real GDP growth accelerated to a post-global crisis high of 4.1% in 2016 from 3.3% a year earlier(2), despite a tighter fiscal stance (the fiscal deficit narrowed to 1.6% of GDP in 2016 from 2.2% a year earlier)(3). The acceleration was supported by private consumption and exports.(2) Stronger real disposable income, reflecting, inter alia, large VAT cuts in Romania (the largest economy in SEE-5, accounting for c. 62.0% of GDP), improving labour market conditions, deepening deflation (average inflation declined to -0.9% in 2016 from -0.1% a year earlier)(4), combined with a more accommodative monetary policy and favourable global oil prices, boosted private consumption. Strong external demand, mainly from the recovering economies of the European Union — SEE-5’s major trading partner — underpinned exports.

On a negative note, despite favourable global oil prices (the average price of the Brent Barrel declined by 15.7% to €40.7 in 2016 (Source: Reuters)), the current account deficit widened slightly to 2.0% of GDP in 2016 from 1.8% a year earlier,(4) reflecting the rebound in domestic demand. This negative development is not, however, a cause for concern, as the deficit remained at manageable levels — well below the pre-global financial crisis range of 15%-17% of GDP — and the quality of its financing was sound. Indeed, non-debt generating foreign direct investments continued to more than cover the current account deficit for the third year in a row (144.0% in 2016).(4)

Amid a favourable operating environment, the fundamentals and the performance of the SEE-5 banking sector also improved in 2016. Indeed, the bottom line is estimated to have increased to around €2.0 billion in 2016 from €1.8 billion a year earlier.(4) This performance was underpinned by lower provisions for bad loans, in line with the moderation of the ratio of problematic loans to total gross loans (ranging between 6.6% in FYROM and 18.3% in Albania in December 2016 versus 10.8% in FYROM and 21.6% in Serbia in the same month a year earlier)(5). Moreover, the capital adequacy ratio improved further (ranging between 15.2% in FYROM and 22.2% in Bulgaria in December 2016 versus 15.5% in FYROM and 22.2% in Bulgaria in the same month a year ago).(5) The improved asset quality and solvency bode well for a strong rebound in lending activity in the near future, in view of the region’s low penetration rate (loan-to-GDP ratios ranged between 28.3% in Romania and 53.0% in Bulgaria in December 2016)(5), especially in the retail segment (retail lending-to-GDP ratios ranged between 11.2% in Albania and 22.1% in FYROM in December 2016)(5) and adequate liquidity (the SEE-5 average loan-to-deposit ratio eased further to 84.0% in December 2016 from 89.9% in the same month a year earlier — well below its pre-global financial crisis high of 133.7%).(4)

For 2017, despite strong external headwinds, we expect the fundamentals and performance of the economies and the banking sectors of SEE-5 to remain strong. There are, however, downside risks to this positive outlook, stemming from: i) tighter-than-expected global liquidity conditions, as further policy rate adjustment by the Fed might be on the agenda if growth and inflation pick up in response to the fiscal policies under Trump administration; ii) weaker-than-expected economic activity in the region’s main trading, investing and financing partner — the euro area — in the event of increased protectionism by the new US administration and/or protracting political uncertainty

(1)  Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE-5 weighted averages are based on NBG estimates of nominal EUR GDP in each country

(2)  Source: Published data from the National Statistical Agencies of the related countries and processed by NBG

(3)  Source: Published data from the Ministries of Finance of the related countries and processed by NBG

(4)  Source: Published data from the Central Banks of the related countries and processed by NBG

(5)  Source: Published data from the Central Banks of the related countries following this year’s elections in the Netherlands (March), France (May and June) and Germany (September); and iii) renewed domestic political uncertainty and subsequently policy slippage, due to a heavy election calendar (legislative elections in Albania, Bulgaria and FYROM and presidential elections in Albania and Serbia will take place in the first half of this year).

Anticipated developments (risk and uncertainties)

Looking forward in 2017, the growth rate of the global economy is expected to pick up pace. In advanced economies, activity is expected to gain traction, mainly due to an expansionary fiscal stance in the US. In addition, higher commodity prices should contribute to the recovery in Russia and Brazil, while the short-term growth outlook for China remains favorable amid continued policy support. For 2017, the global economy is expected to advance by 3.4%, from 3.1% in 2016 (according to International Monetary Fund (“IMF”) World Economic Outlook, January 2017).

However, there are essential downside risks surrounding the global economic outlook. First and foremost, “Brexit” has initiated a long period of political and economic uncertainty, particularly in Europe. More adverse geopolitical (e.g. refugees crisis escalation) and/or political (elections in France and Germany in 2017) risks could harm business and consumer confidence while derailing the fragile euro area recovery. Moreover, pronounced stress in European banks amid unresolved legacy (e.g. non-performing exposures) issues could reignite the euro area sovereign cum banking crisis. In addition, the policy stance of the new US administration induces some uncertainty to the outlook, as a rising protectionism sentiment could hurt global trade and growth prospects. Tighter global financial market conditions —possibly also triggered by a reassessment of the US Federal Reserve interest rate tightening cycle— could result in rising risk premia across major asset classes leading to heightening financial market volatility. In the context of rising global risk aversion, emerging markets, particularly those with sizable external imbalances, are exposed, as they could face a sharp reversal in capital flows. Meanwhile, limited progress on curbing excess credit as well as capital outflow pressures, could lead to a sharper-than-expected slowdown of the Chinese economy. Finally, any further escalation of geopolitical tensions in the Middle East and in the Ukraine/Russian clash could adversely affect to global economic prospects.

As regards Greece, the official projections for a strong economic recovery in 2017 and 2018 of 2.7% and 2.9% y-o-y respectively, on average (Sources: EU Commission Winter Forecast, February 2017 and IMF Country Report No. 17/40, February 2017) are expected to be primarily based on the improving conditions in specific segments of the business sector that survived the crisis, a sustainable increase in employment and a bottoming of hourly wages which will result into higher disposable income.

The recovery is estimated to be supported by: i) improving sentiment compared to the previous year; ii) positive tourism (as indicated by the positive trends in early bookings for 2017) and improving goods’ export trends, iii) accelerating business and public investment activity supported by inflows of program funding and EU structural funds, iv) a further normalization in liquidity conditions (reflecting, inter alia, additional progress in the clearance of government arrears) and v) an expected further easing of capital controls.

The timely completion of the second review of the Third Program, which will unlock additional funding resources of at least €6.1 billion in the first months of 2017 (of which about €1.0 billion will be used for arrears clearance), is expected to provide a considerable boost in activity and economic confidence and more than compensate for the drag from the new fiscal measures. A potential participation of Greek assets in the ECB’s quantitative easing (Public Sector Purchase Programme (“PSPP”)) during 2017 would accelerate the improvement in liquidity conditions and support further economic confidence and activity.

Completed disposals of subsidiaries

Sale of Finansbank A.S.

On 15 June 2016, NBG completed the disposal of Finansbank A.Ş. (99.81%) to Qatar National Bank S.A.Q. (“QNB”) (the “Transaction”). The consideration was €2,750 million. The Transaction included the transfer of NBG’s 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the USD 910 million of subordinated debt that NBG had extended to Finansbank, increasing the liquidity position of the NBG Group by approximately €3.6 billion.

With the successful completion of the transaction, NBG’s CET1 increased by circa 684 bps. This capital enhancement paved the way to the repayment, following approval by the Single Supervisory Mechanism of the ECB (“SSM”), of the €2.0 billion Contingent Convertible Securities (“CoCos”) issued by NBG on 9 December 2015 (see below “Repayment of the contingent convertible bonds (“CoCos”) issued in favor of the Hellenic Financial Stability Fund (“HFSF”)”).

While maintaining its leading liquidity position among Greek banks with domestic Loan-to-Deposit ratio of 86.1% as of 31 December 2016, NBG utilised the liquidity generated by the Transaction to reduce significantly its cost of funding through the non-renewal of Pillar II bonds and the associated reduction of the Bank’s exposure to ELA.

The sale of Finansbank marks the completion of all actions included in NBG’s capital plan, as approved by the SSM on 13 November 2015 and underlines NBG management’s unequivocal commitment to the successful implementation of the Bank’s restructuring plan and its long-term strategy to successfully redeploy capital towards the Greek economy and be the leader in the country’s economic recovery.

Sale of NBGI Private Equity Funds

On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and

Goldman Sachs Asset Management. The agreed consideration for the transaction amounted to €288 million. As a result, the investment in Funds qualified to be classified as a disposal group held for sale on 21 December 2015.

Following the decision to dispose its entire stake to the Funds, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the goodwill recognized in the Group’s consolidated financial statements and concluded to recognize an impairment loss of €106 million during the year ended 31 December 2015. The disposal was completed on 30 September 2016 on which date control of the Funds passed to the Buyers. The disposal is consistent with the Group’s capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by the Directorate General for Competition of the European Commission (“DGComp”) on 4 December 2015.

Sale of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

On 10 February 2014 JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the “Process”). Further to the transaction approval by the Council of Audit on 5 June 2014 the Sale and Purchase Agreement was executed on 17 September, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction was intended to close following the fulfillment of relevant conditions precedent. These included, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the “Plan”) in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the context of existing competitive process, applying the relevant provisions of the SPA. The relevant Consultation Period (as per the current SPA terms) began on 11 May 2015 and was extended to 31 December 2015 in agreement with the Preferred Investor. The consultations between the Parties resulted in an agreement which was included in an Addendum to the SPA dated 31 December 2015 by means of which the original plan is substituted by a new draft Special Public Real Estate Area Development Plan, which was approved by the Plenary Session of the Council of State by means of its decision no. 152/2016.

The disposal was completed on 27 October 2016 on which date control of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. passed to Apollo Investment Hold Co SARL. The consideration received amounted to €299 million and the gain for the Group amounted to €150 million.

Repayment of the contingent convertible bonds (“CoCos”) issued in favor of the Hellenic Financial Stability Fund (“HFSF”)

NBG, on 15 December 2016, following relevant resolution of its Board of Directors and in accordance with the Commitments stemming from NBG’s revised Restructuring Plan, as this was approved by the European Commission on 4 December 2015, fully repaid of the CoCos amounting to €2,029 million, issued in December 2015 and held by the HFSF, following approval by the SSM in accordance with the applicable regulatory framework. It is noted that, following the repayment of the CoCos, the Group’s CET1 ratio as of 31 December 2016 stands at CET1 16.3% confirming the Group’s strong capital base.

Agreed disposals of subsidiaries

Sale of NBG’s Bulgarian subsidiaries United Bulgarian Bank A.D. (“UBB”) and Interlease E.A.D.

NBG on 30 December 2016 entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D.

The agreed consideration for the Transaction amounts to €610 million. Before closing of the transaction, UBB intends to make a €50 million dividend distribution to NBG, following approval of its Annual General Assembly. The sale of UBB and and its 100% stake in Interlease E.A.D. reaffirms NBG’s management commitment to the successful implementation of the Bank’s restructuring plan.

Closing of the transaction is subject to regulatory approval from the Bulgarian National Bank (“BNB”) and the Financial Supervision Commission of the Republic of Bulgaria (“FSC”), authorisation by the National Bank of Belgium (“NBB”) / the European Central Bank (“ECB”) and anti-trust approval and is expected by June 2017.

Sale of South African Bank of Athens Ltd (“SABA”) to AFGRI Holdings Proprietary Limited (“AFGRI”)

On 22 December the Group entered into a definitive agreement with AFGRI, a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary SABA. The agreed consideration for the sale of the subsidiary amounts to ZAR 279 million.

The sale of S.A.B.A. reaffirms NBG’s management commitment to the successful implementation of the Bank’s restructuring plan.

Closing of the transaction is subject to customary regulatory and other approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal is expected to close within the second semester of 2017.

The expected positive impact from the aforementioned transactions (UBB, Interlease E.A.D. and S.A.B.A.) on the CET1 ratio is ca. 106bps.

Voluntary exit scheme

On 9 December 2016, the Bank announced to its employees the terms of the Voluntary Exit Scheme (“VES”), which applied also to certain domestic subsidiaries. The deadline for applications was on 22 December 2016 and 1,171 and 1,125 employees participated for the Group and the Bank, respectively. The Bank had recognized as of 31 December 2015 relevant provision, in the context of its commitment under the 2015 Revised Restructuring Plan (see “2015 Revised Restructuring Plan” below) and as a result the cost of the VES did not have an impact on the Group’s and the Bank’s income statement for the year ended 31 December 2016.

NBG participation in the short term measures of Greek debt restructuring through a Bond Exchange program

As discussed above, on 5 December 2016, Eurogroup endorsed the implementation of the short-term debt relief measures beginning in early 2017 (see “The Greek economy exited recession in the third quarter of 2016 on the back of improving export-oriented business activity and resilient domestic demand”). These measures include, among others, a prospective bond exchange of the floating rate notes used for Greek banks’ recapitalization for fixed-rate notes with much longer maturities, with a view to stabilizing interest rates and smoothen the future debt repayments profile for the Greek State. This exchange will be effected at the bonds’ carrying amount, therefore, it will have no impact on the Bank’s income statement.

In this context, in February and March 2017, the Bank participated in the Bond Exchange Program with the nominal amounts of €1.6 billion and €0.3 billion respectively. The outstanding nominal amount of notes eligible for this program is €6.2 billion.

Financial Results

Profitability

Greece

In 2016 core pre-provision income (“core PPI”) increased by 31.2% year-over-year (“y-o-y”) to €818 million on the back of further funding cost improvements and operating expenses reduction, despite adverse seasonality.

Net Interest Income (“NII”) amounted to €1,592 million from €1,573 million in 2015, with the negative impact from loan deleveraging offsetting funding cost savings from time deposit repricing and ELA reduction. The reduction of assets due to additional EFSF bond disposals of €3.3 billion during the year improved Net Interest Margin (“NIM”) y-o-y by 15 basis points (“bps”) q-o-q to 278 bps.

Net fee and commission income increased to €149 million in 2016 from €-2 million in 2015 on the back of lower funding expenses related to Pillar II and III(6) bonds which were fully redeemed during 2016. More specifically, Pillar II and III cost dropped to €54 million in 2016 from €197 million in 2015.

In 2016 operating expenses amounted to €991 million, or 3.7% lower y-o-y, on the back of both personnel (-3.4% y-o-y) and general and administrative (“G&As”) (-5.6% y-o-y) cost containment. Cost-to-core income ratio improved to 54.8% in 2016 from 61.4% in 2015. The VES, which was completed in December 2016 and expensed in the fourth quarter of 2015, is expected to reduce personnel expenses by circa €60 million in 2017. The VES involved 1,171 employees leaving the network and the administrative functions.

In 2016 profit /(loss) for the period from continuing operations reached €17 million against losses of €2,482 million in 2015, mainly due to the increased provisions in 2015 and the Astir Palace Vouliagmenis S.A. (“Astir Palace Resort”) one-off gain in 2016.

SE Europe(7)

On a full year basis, SE Europe recorded profit/(loss) for the period from continuing operations of €36 million against losses of €8 million in 2015 reflecting core income resilience, reduced loan provisions (€31 million from €65 million a year ago) and lower costs (operating expenses down 3.3% y-o-y).

Non-Performing Exposures (“NPEs”) stock in the fourth quarter of 2016 declined for a third quarter in a row

In the fourth quarter of 2016, domestic NPE stock contracted for a third consecutive quarter by €0.9 billion q-o-q, while the domestic NPE stock contracted by €2.8 billion. The underlying reduction implies a delivery of 1/3rd of the targeted reduction of €8.5 billion agreed with the SSM. The sustained NPE reduction is a function of favourable curing trends and write-offs, with the latter amounting to €1.2 billion in 2016. As a result, the NPE ratio in Greece dropped to 45.1% in 2016 from 49.2% in 2015 despite deleveraging, with NPE coverage settling at 56.5%.

At the Group level, on a full year basis, domestic 90dpd formation dropped sharply to €65 million from €869 million in 2015.

In 2016, domestic Cost of Risk (“CoR”) reached 212 bps vs 1,004 bps in 2015. 90dpd coverage ratio stood at 75.4% in Greece and at 74.3% at the Group level.

In SE Europe, the 90dpd ratio rose by 10bps to 24.0% on stable coverage of 58.6% y-o-y.

(6)  The Bank had participated in the pillar II and III of Greek Law 3723/2008 “Hellenic Republic’s Bank Support Plan”, under the government-guaranteed borrowings facility.

(7)  SE Europe includes the Group’s businesses in Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries.

Liquidity position

In 2016, Group deposits slightly increased by 0.4% to €40.5 billion in 2016 from €40.3 billion(8) in 2015. However, Group deposits increased by 2.2% q-o-q in the fourth quarter of 2016, reflecting mainly deposit inflows of €0.9 billion in Greece. In SE Europe, deposits decreased by 1.5% y-o-y to €3.6 billion.

Despite the repayment of €2 billion of CoCos, Eurosystem funding settled at €10.5 billion in 23 March 2017 from €24.0 billion at end the fourth quarter of 2015. Notably, ELA has dropped to €5.8 billion(9) from €11.5 billion at the end of the fourth quarter of 2015. The sharp ELA reduction reflects the successful execution of our restructuring plan, the reinstatement by the ECB of the waiver for marketable debt instruments issued or fully guaranteed by the Hellenic Republic, sustained deleveraging and small deposit inflows. ELA over assets (excluding EFSF & ESM bonds) stands at 8%. The cash value of excess collateral that can be pledged to the ELA amounts to €8.1 billion(10).

As discussed above, NBG maintains a unique funding advantage ahead of the anticipated domestic economic recovery. Furthermore as of 31 December 2016, reflecting slightly positive deposit trends and deleveraging, the Loan to Deposit ratio dropped further to 86.1% in Greece and 87.6% at the Group level, providing room to exploit future corporate credit opportunities.

Capital position

Common Equity Tier 1 (“CET1”) ratio stood at 16.3%, excluding the impact from the agreed disposals of UBB, Interlease and SABA that will add circa 106 bps. Capital will be further enhanced through the full implementation of the Bank’s restructuring plan.

CET 1 ratio on a CRD IV fully loaded basis, settles at 15.8%.

Going concern

Liquidity

Total Eurosystem funding was significantly reduced as of 31 December 2016 to €12.3 billion (31 December 2015: €24.0 billion), of which €6.7 billion from ECB (31 December 2015: €12.5 billion) and €5.6 billion from ELA (31 December 2015: €11.5 billion). Furthermore, as of 31 December 2016 the Bank had entered into new repurchase transactions with financial institutions (‘FI”) of €4.7 billion, while the Bank’s ELA liquidity buffer stood at €8.8 billion (cash value). As of 23 March 2017, Eurosystem funding decreased further to €10.5 billion, while ELA increased by €0.2 billion to €5.8 billion and the liquidity buffer amounted to €8.1 billion (cash value).

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 31 December 2016 was 16.3% (see Note 4.7).

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) the recent developments regarding the Greek economy and estimates, as discussed above (see “The Greek economy stabilized in 2016 despite the considerable fiscal headwinds” and “Anticipated developments (risk and uncertainties)”), (b) its current access to the Eurosystem facilities and (c) the Bank’s and the Group’s CET1 ratio of 31 December 2016.

Implementation of the Bank Recovery and Resolution Directive

Greek Law 4335/2015, as in force implements in Greek law Directive 2014/59/EU of 15 May 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

The BRRD contains a broad range of resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that certain required conditions are met, including, inter alia, that an institution is failing or likely to fail and no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool, which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In cases of an exceptional systemic crisis, extraordinary public financial support may be provided in accordance with the EU state aid framework, as a last resort and subject to additional conditions.

In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). These measures could be applied to certain of the Group’s debt securities under certain conditions. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein. Furthermore, Greek Law 4335/2015 designated the Resolution Leg of Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) as the new National Resolution Fund as far as credit institutions are concerned.

(8)  Excluding the amounts of S.A.B.A., UBB and Interlease E.A.D that on 31 December 2016 had been reclassified as liabilities associated with non-current assets held for sale

(9)  Data as at 23 March, 2017

(10) Data as at 23 March, 2017

Lastly, it should be noted that Executive Committee Act 111/31.01.2017 of Bank of Greece provides interpretation of the different circumstances when an institution shall be considered as failing or likely to fail regarding the implementation of the obligation of the Board of Directors of the institution to notify the Bank of Greece.

Restructuring Plan

The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank’s operations are monitored and limited to the operations approved in the 2015 Revised Restructuring Plan, which aims to ensure the Bank’s return to long-term viability.

Revised Restructuring Plan approved by the Directorate General for Competition on 4 December 2015

On 4 December 2015, the European Commission approved the NBG’s Revised Restructuring Plan (2015 Restructuring Plan).

The 2015 Restructuring Plan includes a number of commitments to implement certain measures and actions that have to be completed during the period 2015-2018 (the “Commitments”). The Commitments relate both to domestic and foreign operations of the Group. Differentiations to the restructuring plan approved in July 2014 relate to the deepening of the bank’s operational restructuring, some amendments on commitment’s deadlines, as well as a commitment to further dispose of foreign assets.

For the domestic operations, the Commitments relate to constraining operating expenses, including the number of personnel and branches. Other Commitments relate to monitoring the cost of deposits in Greece, maintaining a level of loans-to-deposits ratio below a maximum ratio, adhering to an investment policy and the divestment from certain domestic non-banking activities.

In particular, the Commitments relate to the following:

•                  Number of branches in Greece: Restriction of the total number of branches in Greece to 540 at the end of 2017 (as of 31 December 2016: 510).

•                  Total Full time equivalent personnel (“FTEs”) in Greece: Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. The Group has proceeded to a significant reduction of FTEs in Greece, including two voluntary exit schemes in 2013 and 2016, through which 3,661 employees left the Bank and certain Greek subsidiaries. As of 31 December 2016, the domestic FTEs were 10,636.

•                  Total operating costs in Greece: Restriction of total operating costs in Greece to €961 million for the year 2017. For the year ended 31 December 2016 such costs amounted to €996 million.

•                  Cost of deposits in Greece: NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

•                  Loans/Deposits: Restriction of the Loan/Deposit ratio in Greece at a maximum of 115% at the end of 2018. As of 31 December 2016 the ratio was 86.1%).

•                  Domestic non-banking activities: NBG will divest from certain domestic non-banking activities.

•                  Reduction of securities portfolio: NBG will reduce its investments in shares, subordinated debt and hybrid securities.

•                  Disposal of Private Equity Funds (“Funds”): The disposal was completed on 30 September 2016 (see “Sale of NBGI Private Equity Funds”).

Regarding its international operations, NBG’s Commitments mainly refer to the below:

•                  Sale of Finansbank. On 15 June 2016, NBG completed the sale of 100% of its shareholding in Finansbank. Following the closing, on 15 December 2016, NBG proceeded with the fully repayment of the CoCos, (see also sections “Completion of the sale of Finansbank A.S. to Qatar National Bank S.A.Q. on 15 June 2016” and “Repayment of the contingent convertible bonds (“CoCos”) issued in favour of the Hellenic Financial Stability Fund (“HFSF”)”).

•                  Divestment from international operations: NBG will reduce its international activities, by disposing certain subsidiaries and branches. In December 2016, NBG entered into a Share Purchase Agreements (“SPAs”) for the sale of its Bulgarian subsidiaries United Bulgarian Bank A.D. (“UBB”) and Interlease E.A.D. and its subsidiary South African Bank of Athens Ltd (“SABA”). Closing of the transactions is expected by the first and second semester of 2017, respectively.

Other Commitments refer to the following:

•                  Investment policy: NBG will not invest in non-investment grade securities, except for specific cases.

•                  Salary cap: Restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG’s employees to a certain amount.

•                  Prolongation of Commitments: NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on 20 November 2012, until the end of the Restructuring period.

The implementation of the commitments set out in the 2015 Restructuring Plan is monitored by the Monitoring Trustee.

Events after the reporting period

Refer to the “NBG participation in the short term measures of Greek debt restructuring through a Bond Exchange program” and to “Risk related to the recognition of the main part of deferred tax assets as regulatory capital or as an asset”.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management. Risk management and control forms an integral part of the Group’s commitment to providing continuously high returns to its shareholders.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Credit risk is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control & Architecture Division (“GRCAD”).

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•                  Credit limits that aggregate in comparable and meaningful manner different types of exposures, at various levels.

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies.

•                  Internal risk rating systems.

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions.

•                  Periodical and timely remedial actions on deteriorating credits.

•                  Independent, on-going assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.

•                  The use of credit risk mitigation techniques (such as collaterals and guarantees).

•                  The estimation of risk adjusted pricing for most products and services.

Since 2008, the Bank is following the Internal Ratings Approach (“IRB”) for the calculation of capital charges arising from credit risk in its corporate, SME Retail and mortgage portfolios which exceed 80% of its banking book loan exposures on a standalone basis.

Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange traded and over-the-counter (“OTC”) derivative transactions.

The most significant contributor to market risk in the Group is the Bank. More specifically, the Bank retains a portfolio of European Financial Stability Facility bonds, Greek T-Bills and government bonds and other EU sovereign debt, as well as moderate positions in Greek and international corporate bonds. Additionally, the Bank is active in the interest rate and cross currency swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes while it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as for the hedging of equity risk arising from the Group’s cash positions and equity-linked products offered to its clientele. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group’s subsidiaries is insignificant.

The Bank, in order to ensure the efficient management of market risk, calculates the Value at Risk (“VaR”) of its Trading and Available for Sale (“AFS”) portfolios on a daily basis, along with the VaR per risk type. This has been implemented through RiskWatch by Algorithmics (currently IBM). The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are interest rate, equity and foreign exchange risk.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined based on the Risk Appetite framework of the Bank; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios.

In order to verify the predictive power of the VaR model, which is used for the estimation of market risk, the Bank conducts back-testing on a daily basis. In accordance with the guidelines set out in the Capital Requirements Regulation 575/2013, the calculations only refer to the Bank’s trading portfolio and involve the comparison of the hypothetical and actual daily gains/losses of the portfolio with the respective estimates of the VaR model. Any excess of the hypothetical / actual losses over the VaR estimate is reported to the authorities within five business days.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly basis, on both the Trading and Available for Sale portfolios, based on specific scenarios, depending on the risk factor category (interest rates, stock index prices, exchange rates).

Liquidity Risk

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management has the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed about current liquidity risk exposures, on a daily basis, ensuring that the Group’s liquidity risk profile stays within the approved levels.

In addition, top management receives a liquidity report, on a daily basis, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is monitored. This ratio stood at 86.1% and 87.6% as of 31 December 2016, on a domestic (Greece) and on a Group level, respectively.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank’s liquidity buffer, the rest of the Group’s subsidiaries maintain a liquidity buffer well above 10% of their total deposits, which ensures their funding self-sufficiency in case of a local crisis.

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations (“MROs”) and the Targeted Longer-term Refinancing Operations (“TLTROs”) with ECB, as well as through the ELA mechanism with the Bank of Greece, and repurchase agreements (repos) with major foreign Financial Institutions (“FIs”). ECB funding and repos with FIs are collateralized mainly by EFSF / ESM bonds, as well as by Greek government bonds and T-Bills and highly rated corporate loans. ELA funding is collateralized mainly by loans, as well as by covered bonds issued by the Bank.

During 2016, the Bank’s liquidity profile was significantly improved, mainly driven by the Bank’s decreasing reliance on Eurosystem funding and in particular on ELA funding. The key areas of improvement, namely the Bank’s mixture of funding sources and the respective funding cost, are further analyzed below.

On 31 December 2016, Eurosystem funding stood at €12.3 billion, a decrease of €11.7 billion when compared to the respective figure as of 31 December 2015. Particularly, ECB funding was €6.7 billion, while ELA funding amounted to €5.6 billion, a decrease of about €5.8 billion and €5.9 billion, respectively. The main drivers for these developments were the divestment of subsidiaries (Finansbank S.A., NBGI and Astir Palace). Additionally, the Bank regained access to the secured interbank market, thus replacing Eurosystem funding with repos with FIs, in the amount of €4.7 billion. As far as the Bank’s customer deposits are concerned, they slightly increased by €0.5 billion compared to 31 December 2015 and stood at €37.3 billion as of 31 December 2016.

Moreover, the Bank’s funding cost sharply decreased by 68 basis points, when compared to the respective figure as of 31 December 2015 and stood at 0.47% as of 31 December 2016. This development is mainly attributed to the significant reduction of ELA funding, as discussed above, and to ECB’s decision to reinstate the waiver on accepting notes issued by the Hellenic Republic as collateral for refinancing operations, thus replacing ELA funding with cheaper ECB funding. In addition, the decreased need for ELA funding allowed for the complete cancelation of the most expensive type of collateral, namely the Pillar II and Pillar III notes, in the amount of €11.8 billion.

Finally, the Bank’s liquidity buffer during this period remained almost unchanged and stood at €9.7 billion on 31 December 2016, of which €0.1 billion was collateral eligible for funding with the ECB and €8.8 billion was collateral that could be posted in order to draw liquidity from ELA, while €0.2 billion was collateral that could be used for repos with FIs and the remaining €0.6 billion was either in the form of Cash or deposited in Nostro accounts.

Counterparty Risk

Counterparty risk for the Group is due to OTC derivative transactions and other interbank secured and unsecured funding transactions and it arises from the obligor’s failure to meet her contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The Group Market and Operational Risk Management Division (“GMORMD”) is responsible for setting these limits and monitoring the respective exposures.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk applies across all of the Group’s subsidiaries.

The estimation of the exposure to each counterparty depends on the type of the financial product. In the case of money market placements, exposure is equal to the face amount of the transaction. In over the counter transactions, exposure is calculated based on Credit Equivalent Factors, according to the type of the transaction, its maturity, netting and collateralization.

The Group seeks to reduce counterparty risk by standardizing its transactions with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral, thus minimizing counterparty risk.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong way risk).

Operational risk

Operational is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group, acknowledging the importance of operational risk, has established and maintained a firm wide and effective, high quality framework for its management, since 2006. Starting in 2009, the management of operational risk throughout the Group is supported by Algorithmic’s (currently IBM) OpVar system. The specific software supports the overall operational risk management framework, which consists of the Loss Event Data Collection, the Risk and Controls Self-Assessment annual process, the definition and monitoring of Key Risk Indicators, the Structured Scenario Analysis process and the determination and monitoring of Action Plans.

The Bank has adopted the Standardized Approach for the calculation of operational risk regulatory capital requirements, both on a solo and on a consolidated basis.

Interest rate risk in the banking book

The Group systematically measures and manages the interest rate risk arising from its banking book items through:

•                  The analysis of re-pricing and liquidity gaps arising from its balance sheet structure.

•                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates.

Risk related to the recognition of the main part of deferred tax assets as regulatory capital or as an asset

The Group currently includes deferred tax assets (“DTAs”) in calculating the Group’s capital and capital adequacy ratios. As at 31 December 2016 and 31 December 2015, the Group DTAs was €5.1 billion.

The Bank reviews the carrying amount of its DTAs at each reporting date, and such review may lead to a reduction in the value of the DTAs on the Bank’s statement of financial position, and therefore reduce the value of the DTAs as included in the regulatory capital.

Regulation 575/2013 provides that DTAs recognized for IFRS purposes that rely on future profitability and arise from temporary differences of a credit institution and exceed certain thresholds must be deducted from its CET1 (Common Equity Tier 1) capital. This deduction is implemented gradually until 2019.

The deduction has a significant impact on Greek credit institutions, including the Group. However, as a measure to mitigate the effects of the deduction, article 27A of Greek Law 4172/2013, as amended by paragraph 1 of article 23 of Greek Law 4302/2014 and further amended by article 4 of Greek Law 4340/2015 (the “DTC Law”) allows, under certain conditions, credit institutions to convert DTAs arising from Private Sector Initiative (“PSI”) unamortized losses, as well as accumulated provisions and other losses due to credit risk recognized as at 30 June 2015, for IFRS purposes, (the “Eligible DTAs” or “DTCs”) to final and settled claims against the Hellenic Republic (the “Tax Credits”).

On 29 March 2017 a new law was voted which further amended articles 27 and 27A of Law 4172/2013 as follows:

Amendments to article 27 introduce an amortization period of 20 years for losses due to loan write-offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

Amendments to article 27A extend the scope of article 27A to capture, in addition to PSI losses and provisions for loan losses, the following categories of time differences: (i) losses from the final write-off or the disposal of loans and (ii) accounting write-offs, which will ultimately lead to final write-offs and losses from disposals. It is further provided that DTC cannot exceed the tax corresponding on accumulated provisions accounted up to 30 June 2015, less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

As at 31 December 2016 Group’s eligible DTAs amounted to €4.8 billion (31 December 2015: €4.9 billion). The main condition for the creation of Tax Credits is the existence of an accounting loss for a respective year, starting from accounting year 2016 and onwards, for which Tax Credits can be created in the following year, i.e., from 2017. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. This new legislation allows credit institutions, including the Group, to treat such Eligible DTAs as not ‘‘relying on future profitability’’ according to CRD IV, and as a result such Eligible DTAs are not deducted from CET1, thereby improving an institution’s capital position.

Even though the European Commission had not launched a formal investigation, there can be no assurance that the tax provisions implemented by the law as described above will not be challenged by the European Commission as illegal state aid.

If the regulations governing the use of DTCs as part of the Group’s regulatory capital should change, this may affect the Group’s capital base and consequently its capital ratios. As at 31 December 2016, 72.0% of the Group’s CET1 capital was comprised of DTC. Additionally, there can be no assurance that any final interpretation of the amendments described above will not change or that the European Commission will not conclude the treatment of the DTCs under Greek law illegal and as a result Greek credit institutions will ultimately not be allowed to maintain certain DTCs as regulatory capital. If any of these risks materialize, this could have a material adverse effect on the Group’s ability to maintain sufficient regulatory capital, which may in turn require the Group to issue additional instruments qualifying as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the Group’s operating results and financial condition and prospects.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all its related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables and payables must be also disclosed separately. The following table presents the transactions between the Bank and its subsidiaries, while there are no significant transactions with its associates.

Subsidiaries

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
NBG Securities S.A.	5	49	1	1	25
NBG Asset Management Mutual Funds S.A.	1	13	3	—	—
Ethniki Leasing S.A.	633	25	16	1	332
NBG Property Services S.A.	—	1	—	1	—
Pronomiouhos S.A. Genikon Apothikon Hellados	—	17	—	2	—
NBG Greek Fund Ltd	—	6	—	—	—
NBG Bancassurance S.A.	1	1	5	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	35	—	2	—	—
National Bank of Greece (Cyprus) Ltd	140	17	4	—	29
NBG Management Services Ltd	117	—	5	—	—
Stopanska Banka A.D.-Skopje	27	—	1	—	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	33	63	2	—	1
NBG International Ltd	—	1	—	—	—

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
NBG Finance Plc	—	55	—	—	—
Interlease E.A.D., Sofia	—	—	—	—	—
NBG Asset Management Luxembourg S.A.	—	10	—	—	—
Innovative Ventures S.A. (I-Ven)	—	2	—	—	—
NBG Funding Ltd	—	19	—	—	—
Banca Romaneasca S.A.	507	12	3	1	396
Ethniki Hellenic General Insurance S.A.(Group)	50	351	6	14	2
ASTIR Palace Vouliagmenis S.A.	—	—	1	—	—
Grand Hotel Summer Palace S.A.	—	4	—	—	—
NBG Training Center S.A.	1	2	—	3	—
KADMOS S.A.	—	—	—	—	—
DIONYSOS S.A.	—	—	—	—	—
EKTENEPOL Construction Company S.A.	—	—	—	—	—
Mortgage, Touristic PROTYPOS S.A.	—	—	—	—	—
Hellenic Touristic Constructions S.A.	—	—	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3	—	—	—	—
NBGI Private Equity Funds	—	—	—	—	—
NBG International Holdings B.V.	2	1	5	—	—
Finansbank A.S. (Group)	—	—	18	—	—
Vojvodjanska Banka A.D. Novi Sad	22	6	2	—	—
NBG Leasing d.o.o. Belgrade	—	—	—	—	—
NBG Finance (Dollar) Plc	3	285	3	—	—
NBG Finance (Sterling) Plc	—	117	—	—	—
NBG Bank Malta Ltd	77	44	—	1	—
Ethniki Factors S.A.	206	4	9	—	462
NBG Pangaea REIC	10	10	1	68	1.563
Banka NBG Albania Sh.a.	9	1	1	—	—
ASTIR Marina Vouliagmenis S.A.	—	—	1	—	—
Probank M.F.M.C.	—	—	—	—	—
Profinance S.A.	—	1	—	—	—
Probank Leasing S.A.	138	10	6	—	—
Probank Insurance Brokers S.A.	—	1	—	—	—
Bankteco EOOD	—	—	—	—	—
Total	2,020	1,128	95	92	2,810

For further details, see Note 44.

The external auditors

The Board of Directors’ Audit Committee reviews the independence of the external auditors (or “auditors”), as well as their relationship with the Group, including monitoring mandates for non-audit services and the amount of audit and non-audit fees paid to the auditors. In accordance with the requirements set by the Amended Relationship Framework Agreement(11), the Bank has to rotate its auditors every five years. In this context, the Board of Directors approved at the meeting held on 18 January 2017 PWC as the most appropriate audit firm for the audit of the Group for the year ending 31 December 2017, following the recommendation of the Audit Committee. The selection was based on the results of the tender process run by the Bank. The appointment of PWC will be approved by the 2017 Annual General Meeting of the NBG Shareholders.

Non - Financial Statement

Introduction

In accordance with the Articles 43a and 107a of the Law 2190/1920, as in force, the Bank provides a non-financial statement in its report aiming at the understanding of the development, performance, level and impact of the activities of the Bank and the Group. In the context of the aforementioned provisions, this non-financial statement includes the following sections:

A. Environmental Issues,

B. Social and labour issues,

C. Respect of human rights,

D. Combatting bribery and issues related to corruption.

Within the scope of the requirement for the disclosure of non-financial information, the Bank took into account international practices and standards such as the OECD Guidelines for Multinational Enterprises (2011).

A) Environmental Issues

The National Bank, as a large banking group of the country, considering that sustainability issues are critical, both for the development of its activities and the decision making processes has already been voluntarily adjusting to internationally best practices. In particular, it has established and implements the Corporate Social Responsibility Policy of the Bank and the Group, the Environmental Policy, the Code of Ethics and the Corporate Governance Code, while it has developed since 2004 an Environmental Management System which is in conformity with the requirements of the international standard ISO 14001.

Environmental Management Policy and Corporate Social Responsibility Policy of the Bank and the Group

The Bank has appointed as Environmental and Social Management System Officer - ESMS Officer, the General Manager of Compliance and Corporate Governance of the Bank and the Group and Secretary of the Board and its Committees, while relevant duties were assigned at Group level by the appointment of ESMS Officers in the Group Companies. As a representative of the Management, the ESMS Officer is authorized and responsible for supervising and coordinating all necessary actions for the implementation of the Environmental Management and Corporate Social Responsibility System, for the monitoring of the implementation of the Environmental Management Policy and Corporate Social Responsibility Policy and for reporting all relevant CSR issues to the Board as well as for the submission of reports regarding the performance of this System. These policies and procedures are available on the web portal of the Bank, in the Section “Corporate Social Responsibility”, subsections “Corporate Social Responsibility Policy of the Bank and the Group”, “Environmental Policy Statement” and “Environmental Management System”.

In the context of the Environmental Management System, the Bank’s total environmental impact was analysed and led to the formation of the following 5 key principles for NBG’s Action Program:

1. Conservation of natural resources and energy.

2. Rationalization of work-related travel and commuting.

3. Effective management of paper and solid waste.

4. Deployment of environmental standards in procurements.

5. Deployment of an environmental risk assessment policy in investment and credit processes.

Following the agreements signed by the Bank with the International Organizations International Finance Corporation (IFC) and European Bank for Reconstruction and Development (EBRD), under participation of these organizations to Share Capital Increase, which was completed in December 2015 , actions are underway in order for the Group to proceed with the adoption of the Standards of IFC and EBRD, which provide, inter alia, the implementation of procedures to control credit and due diligence procedures for the assessment of environmental and social risk, the implementation of a special list of excluded activities that the Group shall not finance, health and safety matters and matters concerning the rights of employees etc.

(11) As a result of recapitalizations in 2013 and 2015, the HFSF and the Bank entered to a revised Relationship Framework Agreement dated 3 December 2015 (the “Amended Relationship Framework Agreement”), which amended the initial Relationship Framework Agreement dated July 10, 2013 between the Bank and the HFSF (the “Relationship Framework Agreement”).

Moreover, the National Bank has been positively assessed for its social and environmental performance by independent analysts and as a result it has been a member of the FTSE4Good sustainability index since 2004 and of the international index Ethibel EXCELLENCE Investment Registers since 2013. It has also published since 2007 through the independent non-profit Organization Carbon Disclosure Project, information about its strategy regarding the greenhouse effect and data on its water consumption and CO2 emissions.

In addition to this, the Bank organizes educational seminars for providing training and certifications on its staff dealing with CSR issues of the Units.

Finally, the Bank has been publishing since 2007 on an annual basis a CSR Report by applying the relevant Guidelines of GRI. From 2010 onwards the CSR Report of the Bank is annually certified by an independent Assurance Body and includes performance indicators (KPI’s) for Sustainable Development and Corporate Responsibility.

B) Social and labour issues

Corporate Social responsibility of the Bank and its Group

As mentioned above, the Bank draws up an annual Corporate Social Responsibility Report, while it provides information under its evaluation by third parties and a variety of Rating Services regarding the corporate responsibility actions carried out. What shall be further noted is that the Bank in order to include the stakeholders (authorities, State, NGOs, media, employees, business people, suppliers, shareholders, investors, etc.) in the process of identifying, understanding and responding to CSR issues, applies the AA1000 Accountability Principles Standard (APS) 2008. The AA1000 APS and the Guidelines of GRI-G.4., are the basis for the Bank’s CSR report.

In 2015, the External Materiality Analysis of the Bank was carried out in two phases. In the first phase a qualitative approach was implemented with a series face to face interviews with stakeholders of the Bank who have a thorough knowledge of financial market issues, corporate social responsibility issues and business ethics. In the second phase materiality workshop took place with a wider group of stakeholders with representatives of all groups. This process was certified by the Independent Quality Net Foundation Body and was the basis for the annual CSR Reports in 2014 and 2015.

As a result, the Bank reviews issues relevant to its economic, environmental and social impacts which influence the assessments and decisions of stakeholders and identifies stakeholders’ priorities and matters considered important.

Subsequently, the Bank proceeds in concrete actions aimed at meeting the needs and expectations of stakeholders in order to enhance cooperation with each group of stakeholders and address their key issues and expectations.

Moreover, the Bank has designed and implemented the Act4Greece Program which aims to support social protection, welfare and solidarity initiatives, social and business innovation and investment in human resources with an emphasis on humans, the environment and sustainable development. It also seeks to contribute to the effective management of financial resources allocated by natural and / or legal persons who wish to assist in the economic, social and environmental transformation of the Greek economy. In this context a special platform was developed on the Bank’s website (www.nbg.gr/act4greece).

Code of Ethics

As defined within the Code of Ethics of the Bank and the Group, the Bank constantly aims at ensuring equal treatment of all staff members. The bank:

•                      Has developed a meritocratic system for the assessment of performance, promotions and remuneration of the staff

•                      Provides pleasant and safe working conditions, respecting the balance between work and personal life, and ensuring that equal opportunities are provided to employees,

•                      Believes in the constant improvement of the staff’s skills and holds significant training and educational programs for the staff’s professional development. Within this context, NBG covers the expenses of staff enabling their participation in training courses in Greece and abroad.

The Bank’s and the Group companies’ philosophy is founded on respect for each employee’s personality. The protection of human dignity is fundamental and, as a result, the Group constantly seeks to develop a harmonious working environment. To this effect, the Bank:

•                      Rejects any kind of social exclusion

•                      Provides equal opportunities for promotion and professional career development regardless of gender, age, religion, nationality.

•                      Implements a meritocratic system to assess the performance, promotion and remuneration of staff.

•                      Designs and implements actions, development and incentive systems aiming at recruitment, selection and further leverage of human resources.

•                      Invests in the staff’s training through the use of modern methods as well as the staff’s development through a training plan tailored to the needs of each job position, so as to ensure that the full potential of employees is exploited and that they can adapt in a timely and smooth manner to the ever increasing requirements for new knowledge, skills and specializations in a rapidly changing business environment.

•                      Does not use any kind of forced labor.

•                      Does not accept any kind of offensive behavior against one’s personality (for example moral, sexual or other kind of harassment, intimidation, persecution and other) or unfair treatment due to nationality, race, gender, family status, religious or political views or physical disabilities.

Health and safety in the workplace remain a priority both for the Bank and the Group companies in order to ensure a safe working environment, enhance the quality of employees’ professional life, and prevent any associated risks.

Within this context, the Bank carries out regular controls to ensure the adequacy and appropriateness of existing health and safety standards in the workplace while it has also developed plans for handling emergencies.

The Code of Ethics is posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles). Furthermore, all of the Bank’s staff has been trained through a special e-learning program, regarding the content of the code.

C) Respect of human rights

Code of Ethics

The Code sets out clearly the rules that frame the actions of the staff and the Management. To this end, the Bank:

•                      Does not use any kind of forced labor

•                      Does not accept any kind of offensive behavior against one’s personality (for example moral, sexual or other kind of harassment, intimidation, persecution and other) or unfair treatment due to nationality, race, gender, family status, religious or political views or physical disabilities.

•                      Rejects any kind of social exclusion.

The Code of Ethics is posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

The Bank also incorporates terms and corporate responsibility standards in tender notices and in agreements with its suppliers, as prescribed by the relevant EU directives on issues relating to environmental protection, respect of human / labor rights and child labor, health and safety at work, and social equality and solidarity.

The Bank and its Subsidiaries comply fully with the decisions prohibiting cooperation with countries, companies or persons who foster violence and terrorism.

D) Combatting bribery and issues related to corruption

The NBG Group shows zero tolerance on corruption and bribery and it is of its high priorities to prevent and combat them. The Bank’s activities entails exposure to corruption and bribery phenomena, which if not appropriately and timely managed, they may present a significant risk for the Bank, and could adversely affect its financial results, with a serious impact on its reputation itself and its subsidiaries as well as to the further development of its activities as they might bring adverse effects on the interests of its clients, shareholders and employees.

With a view of the Bank’s full compliance with the current legislative and regulatory framework, as well as international best practices and guidelines regarding the combatting of corruption and bribery, and considering that these phenomena are very common in international business transactions and undermine the effective corporate governance of the companies, the Bank has adopted the following policies and codes:

• NBG Group Code of Ethics

The Principles of the Code of Ethics are based on the fundamental values pursued by the Bank in its business activities, taking into account the relevant provisions under the national, European and international legislative and regulatory framework under which Management and all staff perform their duties for protecting the interests of employees, customers and shareholders, for the proper functioning of the financial environment, as well as for the enhancement of credibility, solvency and reputation of the Bank and the Group. The Code is available on the Bank’s website (www.nbg.gr). Through this publication, the Bank seeks to enhance its transparency as each person is able to acknowledge and assess the core values, principles and rules governing the operation of the Group.

• Bank and Group Anti-bribery Policy

The Bank and Group Anti-Bribery Policy has been set in compliance with the requirements of the legal framework for combating bribery as well as with international best practices and guidelines of international organizations and bodies for preventing and combatting financial crime (OECD, FATF, Wolfsberg Group, etc.).

The Policy applies to all members of the Board of Directors, senior managers, the employees of the Bank and the Group, and in general all persons employed by the Group whether under a labour contract or otherwise, and:

•                      Binds third parties who perform services for or on behalf of the Group

•                      Establishes specific principles and rules governing the Group’s activities for the prevention and combat of bribery

•                      Adopts procedures which discourage bribery and corruption practices, such as procedures on bribery risk assessment, handling of gifts and business hospitality, donations to political parties and charitable institutions, evaluation of third parties etc.

•                      Encourages confidential reporting of suspicions, through the appropriate communication channels, which ensures the protection of individuals and the appropriate investigation of the reported event.

• Whistleblowing Policy for the Bank and the Group

The Bank has adopted the Whistleblowing Policy for the Bank and the Group through which procedures are established for the submission of confidential reports or comments by any party, either anonymously or not, regarding behaviors of the Bank and the Group’s executives, which raise doubts about irregular actions and accounting or auditing practices inconsistent with the international practice and the relevant provisions. This policy complies with the provisions of Greek Law 4261 / 2014 regarding the internal procedures of violation complaints.

The Audit Committee of the Bank is responsible for the establishment and the continuous monitoring of the implementation of these procedures, which ensure confidentiality and the secrecy of reports or comments received.

Contact details for the submission of confidential reports are available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Contact details/ Audit Committee Contact Details).

• Policy on Donations, Sponsorships, Charity Contributions and other Actions of the Group

The NBG Group has developed and implemented, since May 2016, Policy on Donations, Sponsorships, Charity Contributions and other Actions of the Group. This policy aims at setting specific principles and rules for actions related to donations, sponsorships, charitable contributions, grants and other related activities in the context of this Policy, ensuring high level of ethics on donations, complying with the applicable legal and regulatory framework regarding actions that fall into the scope of this policy (e.g. transparency) and adopting procedures that promote transparency in NBG Group’s donations. According to this policy, the NBG Group does not perform and / or participate in donations to political organizations, political parties or political movements.

Furthermore, under the international best practices related to donations, sponsorships and other related actions and in compliance with the provisions of Article 6 of L.4374 / 2016 regarding transparency in the relations of banks with media companies and sponsored entities, the Bank discloses information on all payments made within the relevant fiscal year, to media companies and sponsored persons.

• Anti-Fraud Policy

NBG, as well as all banking institutions, is exposed to the risk of fraud and illegal activities of any type, which, if not addressed in a timely and effective manner could have negative effects on its business activities, financial condition, activities and its prospects for success.

The Bank, aiming at combatting the phenomenon of fraud has enacted a comprehensive Anti-Fraud Policy. This policy is applied to all the staff of the Bank and its main points are summarized as follows:

•                      Awareness of Group employees of the Bank, regarding the fraud prevention and combatting.

•                      Staff training and formation of a unified business behaviour and culture for fraud prevention.

•                      Definition and description of the relevant actions that must be taken by the competent departments, in the event of fraud.

•                      Development of systems, procedures and control mechanisms that assist in the prevention and avoidance of fraud.

• Code of Ethics for Financial Professionals

The Code of Ethics for Financial Professionals sets out the key ethical obligations and standards of conduct applying to persons who are involved in preparing, compiling and filing financial statements and other financial disclosures of the Bank and the Group companies. Its main purposes are to promote ethical conduct, including the prevention of situations where there is actual or potential conflict of interests, to promote transparency and ethical conduct during the performance of Financial Professionals’ duties as well as to ensure compliance with the applicable regulatory framework, complete and accurate filing of financial statements and any other financial disclosures, timely submission of internal reports in the event of the Code’s breach and bind Financial Professionals to comply with the provisions hereof and the ethical rules underlying the regulatory framework applying to the Bank and/or the Group companies.

PREVENTION OF CONFLICTS OF INTEREST

The Bank and the Group Companies place emphasis and take the appropriate measures to handle cases that may cause or lead to conflict of interest within the context of the services offered. Within the purpose of preventing real or potential cases of conflict of interest, the Bank has developed the following policies:

•                      Conflict of Interest Policy for Senior Executives of the Bank to control and manage real or potential conflicts of interests between the Bank and the top/senior executive officers.

•                      Conflict of Interest Policy that sets out the framework for the prevention, detection and management of conflict of interest between the Bank and its customers, as well as among the customers themselves during the provision investment and ancillary services

•                      The Policy for Connected Borrowers of the Bank and the Group in Greece, which sets out the framework for the performance of transactions between the Bank, its subsidiaries and its staff.

POLICIES FOR MANAGING MONEY LAUNDERING AND TERRORIST FINANCING ISSUES

The Bank and the Group consider of primary importance the prevention and combating of money laundering and terrorist financing phenomena (hereinafter “AML / CFT”), through the use of their products and services. These acts are contrary to the fundamental values and principles governing the conduct of the business activity of the Group and lead or could lead to undesirable consequences, with a significant impact on the Bank’s reputation and on the Group’s companies as well as on the interests of its customers, shareholders and staff, and expose the Group to an unacceptable level of associated risks.

For this reason, and in compliance with applicable regulatory requirements for the prevention and combatting of AML / CFT issues, the Group has adopted the following policies:

•                      AML/CFT Policy, which incorporates the Acceptance Policy for New Customers.

•                      AML/CFT Policy on Cross-border correspondent banking relationships.

These policies ensure the compliance with the requirements of the Supervisory Authorities for combatting ML/FT, prevent the imposition of criminal and/or administrative sanctions against the Bank and the Group companies due to their direct or indirect involvement in ML/FT issues and ensure the Group’s reputation by taking timely and appropriate measures that will prevent the use of its services for AML/CFT issues. For the implementation of the above Policies, procedures regarding the approach based on the risk categorization of the customers and the relevant implementation of due diligence measures have been established and adopted.

It is worth noting that according to the national legal framework, corruption (active and passive) is included in Crime activities (“predicate offenses”) as it is about money laundering. It should be also noted that specific enhanced due diligence procedures are applied to customers who fall into the category of “politically exposed persons”.

Presentation of the Corporate Social Responsibility Activities of the Bank and the Group in 2016

On the basis of the aforementioned operational framework of the Bank, the Corporate Social Responsibility Activities that the Bank developed in 2016, responding to the requirements and the expectations of all the stakeholders, are presented by sector as follows:

Corporate social responsibility

NBG fully recognizes the value of Corporate Social Responsibility (“CSR”) as a key factor in generating sustainable growth for the Group, and has been applying increasingly systematic management techniques in its approach to the concept of Social Responsibility, an issue that has long been high on the Bank’s agenda.

Standing by its CSR commitments and strategy, NBG continued in 2016 its wide ranging community actions, attaining the targets set to promote economic development, support actions designed to foster environmentally friendly growth, further enhance the quality of its workforce, offer even more efficient services to its customers, and contribute, in general, to the community.

Below are listed some of the key CSR actions carried out by the Bank:

•                  The Bank continued to take up initiatives within the context of supporting SMEs and professionals (with turnover up to €2.5 million) given the adverse economic environment and the need to encourage their developing business activities. Specifically:

•                  In the area of Small-Medium Enterprise’s (“SMEs”) financing against an extremely adverse economic backdrop, the Bank -fully recognizing the problems faced by SMEs- continued to support healthy enterprises that have been put under strain by the domestic financial crisis, by providing essential liquidity, as well as enterprises facing difficulties in servicing their financial obligations, by offering favourable terms regarding their debts. In addition, NBG continued to support the liquidity of enterprises by enabling them to restructure debts that are in an early phase of arrears, by offering packages designed to facilitate the repayment of debts in arrears. Restructuring/rescheduling/reprofiling of customer debts handled by the Small Business Loans Division as at 31 December 2016 totalled €400 million. These do not include restructured/rescheduled/reprofiled debts that have in the meantime been transferred to bad debt.

•                  The Bank provided liquidity to SMEs through participation in “Co-funded Schemes” that granted loans/credit at particularly low interest rates and with remarkable results so far, including in 2016, through:

•                  The JEREMIE General Entrepreneurship initiative aiming at meeting the needs for working capital of healthy micro, small and medium-size domestic enterprises or at financing the acquisition of fixed assets. Such loans are co-funded 50% by the European Investment Fund via the National Strategic Reference Framework (NSRF) 2007—2013 and 50% by NBG funds.

•                  ETEAN SA funding programs, and specifically:

•                  ACTION VII “TEPIX Business Restarting” to meet working capital needs for business growth and to finance investment plans of micro, small and medium-sized enterprises.

•                  Action VIII “TEPIX - Island Tourism Entrepreneurship” aiming at supporting micro and small enterprises which are active in the tourism sector in the Greek islands.

•                  The new loans granted under the ETEAN SA funding programs and the JEREMIE initiative for 2016 amounted in total to €9 million.

•                  NBG signed with the European Investment Fund (EIF) the first COSME agreement in Greece as part of the COSME Loan Guarantee Facility program. The loans provided via this program are 50% guaranteed by the EIF, and accordingly there are substantially reduced requirements for provision of collateral by the businesses seeking financing.

•                  Approvals totaled €2 million between the program’s commencement on 10 October 2016 and 31 December 2016.

•                  In 2016, NBG continued to implement the assistance program for the cross-border commerce of healthy domestic SMEs and MidCap Businesses whose trading partners face problems accepting Greece country risk. This program is backed by the provision of EIB guarantees in favor of NBG with selected foreign Correspondent Banks. At the same time, the Bank offers to SMEs and freelancers its comprehensive service platform “Ethniki Sight Account”, which enables them to carry out their banking transactions and enjoy various benefits and favourable terms.

•                  In addition, recognizing the dynamic and growth potential of the agricultural sector as a key pillar of the primary sector of the Greek economy, the Bank in recent years has applied an expanded action plan for the sector’s support and growth, using funding tools and solutions across the entire range of banking operations. Within this framework, NBG continued in 2016 its Contract

Farming financing program by which it finances farmers and livestock breeders who collaborate with selected agricultural product trading and processing companies for the production of products that are bought by the latter on the basis of sales agreements between both parties. As a result, the production and trading cycle of the buyers and farmers is upgraded, and both sides enjoy significant benefits (reduction of production cost, better planning of inventories). In the production period of 2016 more than 1,000 farmers enjoyed the benefits of the program.

•                  With a view to optimizing the handling of loans that require special management and providing real support to Greek businesses and the economy in general, NBG set up a number of Corporate Special Assets Divisions. In collaboration with companies that are facing operational and financial problems and are having difficulty paying their dues, the said Divisions seek to formulate effective rescheduling and restructuring programs that help place the companies back on a sustainable trajectory. The Corporate Special Assets Divisions carry out assessment of the firms in question by considering various data such as the viability of the firms, their ability to service their debts, market conditions, competition, the sector of activity and so on. Thereafter, they propose loan rescheduling solutions to the firms in the framework of their financial and operational restructuring efforts. Backed by the operation of these new units, NBG is pursuing faster and more effective handling of its distressed debts/loans so as to remove obstacles to growth and development. Note that at 31 December 2016, the total balance of rescheduled customer dues handled by the Corporate Special Assets Division was circa €2.0 billion.

•                  With a view to creating value for the Bank and its employees through the enhancement of knowledge, competences and experience, 1,036 training sessions were carried out where attendance levels reached 21,661 participations (of which 6,231 concerned in-house training sessions, 679 were run by external providers, and 14,343 in-house e-learning courses and 408 e-learning courses run by external providers) equivalent to 213,035 training man-hours and a total investment of €4 million.

•                  In the context of the implementation of its Environmental Policy and Environmental Management Program in 2016, the Bank also carried out the following actions:

•                  The development of processes/transactions with a view to reducing operating costs, rationalizing printing and saving natural resources (paper) was continued in 2016.

•                  Recycling programs were implemented with the participation of employees. For example, 104 tonnes of paper, 5,707 kg of small and large batteries, and approximately 143 tonnes of electronic and electrical equipment were recycled. In addition, 2,000 kg of low voltage lamps and lighting equipment were recycled through the expansion of recycling across the Bank’s branch network. All these recycling programs were implemented in cooperation with licensed contractors.

•                  Aiming at environmental protection, the Bank launched its i-bank statements service whereby its customers receive electronic statements regarding their credit cards and mortgage or consumer loans and at the same time stop receiving printed statements. More than 113,000 statements have already been converted from printed to electronic format. Moreover, NBG’s i-bank delivery channels are being enriched on an ongoing basis with new services and more transactions enabling customers to carry out transactions 24/7 from home or with their mobile phone. Note that 217,000 new users were registered in 2016 for NBG’s Internet-Phone-Mobile Banking services.

•                  In addition, the Bank launched in 2016 the following green banking products, which contribute to environmental protection:

•                  Loan for participation in the “Energy-Saving at Home” program, in collaboration with the National Fund for Entrepreneurship and Development (ETEAN S.A. former TEMPME), with 2,091 loan approvals amounting to €11 million for 2016.

•                  “Green Loan”: a loan granted under favourable terms and conditions for financing the purchase and installation of energy-saving equipment.

•                  “Photovoltaic Home” loan for the installation of Photovoltaic Systems in homes.

•                  “Estia Green Home”: a loan for the purchase, repair or construction of energy upgraded homes.

•                  The Bank participates in the JESSICA Program (Joint European Support for Sustainable Investment in City Areas) by managing the Urban Development Funds of Attica, Western Greece, the Ionian Islands and the Environment through an agreement with the European Investment Bank. The total assets under management for the Program amount to €41 million.

•                  For one more year the Bank contributed to the country’s efforts to improve its environmental footprint by financing RES projects worth €114 million.

•                  In 2016, in spite of the particularly adverse economic climate, NBG -standing by its commitment to social support- continued its sponsorship program, with funds amounting to €14 million. In this context, NBG supported a wide range of corporate, social and cultural responsibility initiatives, both directly as a bank, and via its Cultural Foundation (MIET) and Historical Archives. The three key pillars of the “RESPONSIBILITY” CSR program are: Community - Culture - Environment. Specifically:

Community

•             SOCIETY

•                  Strengthening of actions to upgrade health services.

•                  Development of social solidarity programs.

•                  Supporting the work of bodies and organizations with distinguished track records in the alleviation of social problems.

•                  Supporting vulnerable social groups and individuals (the elderly, children, individuals with special needs).

•             SCIENCE — RESEARCH — TRAINING

•                  Sponsorship for scholarship programs for bachelor and master’s degrees in Greece and abroad.

•                  Contribution to the enhancement of the education provided and support for educational programs.

•                  Sponsorship for research programs, awards, and support for innovative ideas.

•                  Support for scientific work and promotion of research, predominately in the form of sponsoring scientific meetings (conferences, summer schools, seminars, workshops) covering the entire spectrum of sciences.

•                  Sponsorship for the publication of books and special editions.

•             SPORTS

•                  Continuation of multiannual sponsorship to sports organizations.

Cultural Heritage

•             CULTURE — HISTORY —ART

•                  Sponsoring the preservation and showcasing of the historical and cultural heritage.

•                  Sponsoring the preservation and restoration of monuments, and sponsoring of archaeological excavations.

•                  Sponsorship support for initiatives involving publications of cultural and historical interest.

•                  Supporting actions and events that involve music and the performing arts.

•             MISCELLANEOUS

•                  Support for publications, conferences and other events dealing with investment and financial issues.

Environment

•                 Support for environmental training programs.

•                  Participation in the rehabilitation of ecosystems in regions of Greece devastated by fire.

•                  Contribution to actions designed to support biodiversity.

•                  Support for the work of bodies that are involved in environmental preservation and sustainable development actions.

Awards and Distinctions

In recognition of its ongoing endeavor to meet the needs of its customers and shareholders, and to provide full and transparent information on its CSR actions, NBG received a number of important awards and distinctions in 2016, including:

“Platinum” Prize for Business Ethics, and distinction for NBG Ombudsman Office in the same competition, awarded by “EBEN GR”, the Greek Chapter of European Business Ethics

After a general review of various of its services, NBG was awarded certification by “EBEN GR”, the Greek Chapter of European Business Ethics, in line with the SEE G model for the year 2016, gaining the Platinum Prize for Business Ethics. It is worth noting that NBG is the first bank in Greece certified for the second consecutive year, and at the same time awarded with this top distinction for its business ethics. The SEE G model evaluates businesses on the basis of the following key features: Social, Ethics, Environment and Governance assessing the policies, procedures and systems implemented so as to encourage companies to align themselves with and actively support sustainable development and business responsibility. Note that NBG’s rolling sponsorship program for “The Construction of a New Surgical Wing at Evangelismos General Hospital”, which was presented to the audience at the event, was ranked as a specially pioneering CSR action. As part of this procedure, the NBG Ombudsman Office was evaluated - for the second consecutive year - and found to meet all required specifications (policies, procedures and systems) enabling it to be certified by “EBEN GR” at the level of Basic Model for Small and Medium Companies for 2016 and to earn an award in the business ethics category.

“Environmental Awards 2016”

As part of “Environmental Awards 2016”, NBG received two significant awards. Specifically:

•                  Gold Prize for “Multiannual sponsorship for the Botanical Garden of I. & A.N. Diomedes” in Section C: Organization & Process Innovation of Environmental CSR category.

•                  Silver Prize in the Human Environment Section of the Sustainable Built Environment category.

Note that “Environmental Awards” aims at rewarding “best practices” in Environment and Sustainability, motivating businesses and organizations to steadily improve their environmental performance, and highlighting the solutions offered and the technologies for the most cost-effective and efficient management of natural resources, while placing the winners of prizes in the limelight and showcasing their environmentally positive profile.

Dividends

There were no distributable funds available by the end of 2015. Therefore, the Annual Ordinary General Meeting of the Bank’s shareholders held on 30 June 2016 took no decision on dividend distribution.

Corporate Governance

Introduction

In accordance with article 43bb, para. 1 of Company Law 2190/1920 (or Codified Law 2190/1920), as amended, the Bank is obliged to include the Corporate Governance Statement, as a specific part of the annual Board of Directors’ Report. As per the said article, the Bank’s Corporate Governance Statement includes the following sections:

A.                 NBG’s Corporate Governance Code (“CGC”);

B.                 NBG’s Corporate Governance Practices;

C.                 General Meeting of Shareholders and Shareholders’ rights;

D.                 Board of Directors and other management, administrative and supervisory Bodies;

E.                  Internal Control System and Management of Risks.

It is noted that additional information in relation to public offers for acquisitions, as mandated by Article 10 of the European Directive 2004/25/EC, is included in a separate section of the Board of Directors’ Report, namely, the Supplementary Report to the Annual General Meeting of Shareholders.

A.            NBG’S CORPORATE GOVERNANCE CODE

The Bank’s corporate governance framework is aligned with the requirements of Greek and European legislation, the rules of the Hellenic Capital Market Commission (“HCMC”), the Corporate Governance Code, as well as the Bank’s Articles of Association and regulations. Furthermore since 2013, combined with the abovementioned, the specific regulatory framework with the stipulations of the RFA between the Bank and the HFSF, as this was lastly revised in December 2015, and the obligations of the Bank towards the Monitoring Trustee, which are currently incorporated in the approved by the European Commission Restructuring Plan of the Bank, is applied. Moreover, due to the fact that NBG remains registered with the US Securities and Exchange Commission (“SEC”), the Bank is also subject to US legal and regulatory framework (Sarbanes Oxley Act and SEC rules).

In February 2006, the Bank’s Board of Directors (“the Board”) adopted a directional framework that describes the Bank’s corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board and also the governance of the Bank and the Group. In March 2011, in compliance with the provisions of the corporate governance framework, the Board adopted the Corporate Governance Code of the Bank, which was thereinafter amended in November 2013, with a view to bringing it into line with the RFA between the Bank and the HFSF as well as with the Bank’s obligations towards the Monitoring Trustee and in December 2014 in order to incorporate the changes in the regulatory framework (especially Greek Law 4261/2014, which transposed CRD IV into Greek law), to further adopt international best practices, as well as to better reflect the Bank’s organizational structure. In 2015, an annual review and update of the Bank’s Corporate Governance Code took place and specifically it was amended partly in September 2015. The Bank’s Corporate Governance Code shall be further revised within 2017, as deemed appropriate in compliance with the new provisions of Greek Law 3864/2010 and the updated RFA between the Bank and the HFSF, as well as in accordance with regulatory developments in national and European legal and regulatory framework concerning corporate governance.

The Bank is in compliance with the Corporate Governance Code and provides explanations for any exceptions identified in accordance with Company Law 2190/1920, as in force. Within the context of its Corporate Governance Code, and in accordance with its Articles of Association and applicable legislation, the authorities and responsibilities of the Bank’s management bodies are determined and the Board has delegated authorities to Bank’s executives in line with the applicable framework, while the Bank is in the process of further updating a high level Chart of Authorities and Responsibilities of the Management.

In the context of the current Corporate Governance Code, the Board has in place a self-assessment system for its operation, as well as the operation of its Committees based on a methodology, which has been formed and approved by the Corporate Governance and Nominations Committee. Every three years, the assessment of the performance of the Board and its Committees, is carried out by an external advisor, the selection and monitoring of whom falls within the responsibilities of the aforementioned Board Committee. The assessment is carried out with the use of a methodology based on the best practices and includes interviews with the Board members and the use of detailed questionnaires, covering all the activities of the Board and its Committees.

The Corporate Governance Code can be viewed on the Bank’s website: www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

B.            NBG’S CORPORATE GOVERNANCE PRACTICES

In its endeavor to maintain corporate governance excellence and enhance its existing risk management framework, the Bank has adopted the following main corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

•     Directors’ Nomination Policy

The Bank has in place a detailed Directors’ Nomination Policy which is aligned with the provisions of the Corporate Governance Code and the Corporate Governance & Nominations Committee Charter, and incorporates the provisions of Greek Law 4261/2014, which transposed into Greek law Directive 2013/36/EU (CRD IV), the Bank of Greece Executive Committee’s Act No. 22/12.7.2013 “Procedures (a) for the authorization of credit institutions in Greece and (b) for the acquisition of a holding in an existing credit institution — Prudential assessment of the liable persons”, as well as international best practices, while taking into account relevant guidelines of the European Banking Authority, while it also reaffirms the important role of the Board’s Corporate Governance and Nominations Committee (“CGNC”) and its Chairman in the selection of candidate members for the Bank’s Board.

The Directors’ Nomination Policy was lastly updated in August 2016, considering among others the process which the Bank followed in 2016 for recruitment and selection of Board Chairman and of Non-Executive Directors through publicly advertising relevant positions, both in Greece and abroad. Further, the revised Nominations Policy also includes the revised target Board profile in accordance with the eligibility criteria determined based on the latest amendments of Greek Law 3864/2010.

Finally, at the end of January 2017, the consultation period ended concerning Joint ESMA and EBA draft Guidelines on the assessment of the suitability of members of the management body and key function holders (which shall further repeal the EBA Guidelines (EBA/GL/2012/06) of 2012) and the ECB draft guide to fit and proper assessments. In accordance with final guidelines that shall further be released, the Bank will examine these and where necessary proceed with relevant adjustments to the Nomination Policy as may be deemed appropriate.

•     Diversity policy concerning Bank’s management, administrative and supervisory bodies

In accordance with Greek Law 4261/2014 which incorporated Directive 2013/36/EU into Greek legislation, institutions should engage a broad set of qualities and competencies when recruiting members to the Board of Directors and for that purpose shall put in place a policy promoting diversity on the Board of Directors.

Within this context, the Bank follows policies and practices that promote diversity both at the level of the Board of Directors, as well as at executive level, aiming at promoting a diverse pool of members of its supervisory and management bodies. The Bank aims at engaging a broad set of qualities and competencies when recruiting members of the Board and of its executive management, with a view to achieving a variety of views and experiences and to facilitating sound decision-making. Collectively, there is a set of skills and expertise in place so as to contribute to the efficient operation of the Bank’s supervisory and management bodies, aiming at collective suitability of the said, while the Board of Directors shall collectively have the skills to present its views and influence the decision-making process within the executive management body.

In particular, the Bank gives great emphasis on ensuring diversity of the Board of Directors and the executive Management including in terms of gender representation, age, nationality, and variety of educational background, experience and expertise.

As far as gender representation is concerned it shall indicatively be noted that until November 2016 the Board of Directors was chaired by a woman, while currently representation of women on the Board of Directors is at 23.08%. Further, at executive level, important senior executive positions are held by female Executives, like the positions of General Manager-Head of Retail Banking and of Assistant General Manager of Marketing and Communications, while there are women in a number of important positions like Heads of Compliance and Corporate Governance Division, Strategy Division, Business Processes Organisation, Human Resources Strategy.

In terms of age, there is a range of different age groups both at the level of the Board of Directors and at executive level. The age of Board members varies and is mainly in the range of 50 to 70 years of age, except for 3 Directors being over 70, while the age of Senior Executives also varies and is mainly in the range of 50 to 60 years of age.

The Board of Directors of the Bank has a multinational composition, including five different nationalities, with Greek, Swedish, Australian, Belgian and Norwegian Board members, while Board members have international experience among others by previously being Board members or Senior Executives in a number of different countries, including in the United Kingdom, in the U.S., in Ireland, Australia and Iceland.

Bank’s Directors and Senior Executives have a variety of educational backgrounds and work experience, including indicatively educational background in Economics, Business Administration, certifications and prior experience in Accounting, Audit and Risk, extensive Banking and Financial Services experience, legal background, commercial prior experience and experience in IT and in operations. In any case, the purpose is for the Bank to ensure that areas of knowledge and experience required in accordance with the Bank’s business activities are covered, while at the same time also being aligned with the provisions of the applicable legal and regulatory framework that applies, like for example in terms of specific eligibility criteria applying to Board members in accordance with Greek Law 3864/2010 as in force.

•     Conflict of Interest Policy for Senior Executives

The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank’s Internal Controls System, as well as preventing and managing potential conflicts of interest between the Bank and its Senior Executives, which could potentially have an adverse impact on the reputation and interests of the Bank as well as its clients, shareholders and employees.

Reference of the Conflict of Interest Policy for Senior Executives on the Bank’s website: www.nbg.gr (section: Compliance Division).

•     Connected Borrowers

In alignment with the provisions of the RFA with the HFSF and the contractual obligations that the Bank has undertaken towards the Monitoring Trustee, taking into account the current legal and regulatory framework, the Policy for Connected Borrowers of the Bank and the Group in Greece has been adopted.

The Policy aims to ensure that Connected Borrowers are not treated preferentially in comparison to non-Connected Borrowers, i.e. the same criteria as those stipulated by the relevant Credit Policies of the Bank shall apply for Connected Borrowers. The Policy establishes the basic rules applying in extending credits and in the treatment of forbearance and restructuring requests concerning loans of Connected Borrowers, while monitoring of appropriate implementation of the Policy is facilitated through special functionality that has been developed in the Bank’s system for this purpose.

•     Code of Ethics

The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of national, European and international legislation and regulations which, accordingly, concern management and employees throughout the Bank and its Group in order to protect the interests of their employees, clientele and shareholders, ensure the proper operation of the financial environment, and maintain and enhance the reliability, solvency and goodwill of the Bank and its Group. The Code was updated in December 2015.

The Code of Ethics is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

•     Code of Ethics for Financial Professionals

The Code of Ethics for Financial Professionals aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons’ duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents is complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

The Code of Ethics for Financial Professionals is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

•     Whistleblowing Policy

The Bank, in compliance with the U.S. legal and regulatory framework and SEC rules as well as the relevant provisions of Bank of Greece Governor’s Act 2577/09.03.2006, as amended, has established a Whistleblowing Policy that sets out procedures for the submission of confidential reports or comments by any party, whether anonymously or not. These reports mainly relate to behaviours employed by the Bank’s and the Group’s executives and employees that raise concerns about irregular or illegal actions related to accounting and auditing matters, which are inconsistent with international practices and regulations. The policy covers also the provisions of Greek Law 4261/2014.

The Audit Committee of the Bank is responsible for the adoption and ongoing monitoring of the implementation of these procedures, which safeguard the confidentiality and anonymity of the received reports or comments.

The Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Contact / Contact Audit Committee), provides the contact information for the submission of confidential reports.

•     Bank and Group Anti-Bribery Policy

The Bank and Group Anti-Bribery Policy aims at further enhancing the current corporate governance procedures of the Bank and Group, and in particular, the current framework that sets out the various rules adopted in order to address bribery issues, as stipulated in the relevant provisions of the Code of Ethics and the Bank’s Labour Regulation.

The Bank’s website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

•     Bank and Group Remuneration Policy

The Bank’s and Group’s Remuneration Policy is aligned with the framework provided by Greek Law 4261/2014 (incorporating Directive 2013/36/EU, i.e. CRD IV) and the Bank of Greece Governor’s Act 2650/19.01.2012. Additionally, the Remuneration practices which the Bank follows are consistent with Greek Law 3864/2010 as in force and the RFA between the Bank and the HFSF and the Bank’s obligations towards the Monitoring Trustee. In any case, remuneration of the Chairman, the Chief Executive Officer (“CEO”) as well as other members of the Board of Directors, the General Managers and their deputies should not exceed the Bank of Greece Governor’s remuneration. Any other type of additional remuneration (bonus) of the aforementioned persons is abolished for the period during which the institution participates in the Recapitalization Plan of Greek Law 3864/2010.

The Bank monitors developments in the applicable framework, and in case there are further changes in the relevant EU framework or Bank of Greece Acts, following also the latest EBA Guidelines and EBA Opinion on the application of the principle of proportionality to the remuneration provisions in Directive 2013/36/EU (EBA-Op-2016-20) and communication which has taken place in this respect among EBA and the EU, the Remuneration Policy shall be further revisited and where deemed appropriate adjusted in accordance with developments in the applicable framework.

Information on the Bank and Group Remuneration Policy and general remuneration practices is available on the Bank’s website at www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

•     Corporate Social Responsibility Policy

The Bank has adopted a Corporate Social Responsibility (CSR) Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions. Further, within 2016 the Bank revised its Sponsorship, Donations and other Charity Contributions Policy.

The CSR policy is posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Social Responsibility / CSR framework).

•     Insurance Cover for members of the Board of Directors of the Group companies

In compliance with the provisions of the Corporate Governance Code, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank and its subsidiaries arising from negligence, error or oversight by Executives and employees, and damages arising from fraud, including electronic fraud.

•     Corporate Governance Awards

It shall be noted that, during 2016 the Bank was awarded twice concerning its corporate governance arrangements. Specifically, during 2016 the Bank received the following two awards:

a)             Awarded ‘Best Corporate Governance Greece 2016’ by Capital Finance International

Following its nomination by third parties based on published and widely available data and information, NBG participated in the evaluation of its internal corporate governance arrangements, and received the award ‘Best Corporate Governance —Greece 2016’ from international organization Capital Finance International (CFI), while receiving excellent reviews from CFI, with particular reference made to the sound and effective compliance and corporate governance framework it has adopted.

b)             Awarded ‘Best Corporate Governance Bank Greece 2016’ by Global Banking and Finance Review

Following an evaluation of NBG’s corporate governance arrangements based on publicly available data, Global Banking and Finance Review awarded NBG as the Bank with the best Corporate Governance in Greece for year 2016.

C.       GENERAL MEETING OF SHAREHOLDERS AND SHAREHOLDERS’ RIGHTS

Bank’s Articles of Association (articles 7-17 and 31-36) describe the modus operandi of the General Meeting of Shareholders (“GM”), its key responsibilities and authorities as well as the Shareholders’ rights, taking into consideration especially the provisions of Company Law 2190/1920, Greek Law 3864/2010 and the RFA between the Bank and the HFSF. The Bank’s Articles of Association are available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

•     General Meeting (“GM”) of Shareholders functioning and responsibilities

The GM is the Bank’s supreme, collective body. Its lawful resolutions are binding to all Shareholders, even to those absent or dissenting. All of the Bank’s Shareholders are entitled to participate in the GM. Shareholders may be represented at the GM by other, duly authorised persons, in line with the applicable provisions of law. Each share entitles the holder to one vote as stipulated by law. The Bank ensures the equal treatment of Shareholders who are in the same position.

The GM is the sole corporate body vested with authority to decide on:

•                  amendments to the Bank’s Articles of Association. Such amendments shall be deemed to include share capital increases or decreases, except the share capital increase for which the Board decides as per the relevant legislation and the Articles of Association;

•                  election of the members of the Board and the auditors;

•                  approval of the Group and the Bank’s annual financial report;

•                  appropriation of the annual profits;

•                  merger, split-off, transformation, revival, extension of duration or dissolution of the Bank;

•                  appointment of liquidators; and

•                  any other matter provided for by law.

The provisions of the previous paragraph do not apply to:

a)             capital increases by Board resolution pursuant to paragraphs 1 and 14 of Article 13 of the Company Law 2190/1920 as well as capital increases imposed by provisions of other laws;

b)             amendments to the Articles of Association introduced by the Board under para. 5 of Article 11, pars 2 and 13 of Article 13 and para. 4 of Article 17b of the Company Law 2190/1920;

c)              the election of Directors in replacement of Directors resigned, deceased or having forfeited their office for whatever reason, in line with the provisions of the Articles of Association pursuant to para. 7 of Article 18 of the Company Law 2190/1920;

d)             the absorption of a company fully owned by another company as per Article 78 of the Company Law 2190/1920; and

e)              the option for distribution of profits or non-mandatory reserves within the current financial year by resolution of the Board, subject to prior GM authorisation.

The GM decides on all Board proposals included in the agenda. It is convened by the Board, or as otherwise provided for by law, regularly at least once each year, at the latest until the tenth (10th) calendar day of the ninth month following the end of each financial year. Ordinarily, it is held at the Bank’s registered office or in the region of another municipality within the prefecture where the Bank’s registered office is located. The GM may also be convened extraordinarily whenever deemed necessary, at the discretion of the Board. Moreover, at the auditors’ request, the Board is obliged to convene a GM within ten (10) days as of the date such request was submitted to the Chairman of the Board, determining the agenda thereof as per the auditors’ request. Furthermore, the representative of the HFSF to the Board has the right to convene the GM. In line with para.4 of article 7 of Greek Law 3864/2010, as amended by Greek Law 4340/2015 and 4346/2015, the minimum time limits for the calling of the General Assembly is seven days and the deadline for the convocation of the GM that will decide the share capital Increase for the issuance of common shares, convertible bonds or other financial instruments, is ten (10) calendar days. The deadline for the convocation of every repeat or adjourned is reduced to the one third (1/3) of the deadlines stipulated in Company Law 2190/1920, as in force. The previous subparagraph is applied in every GM convened in the context of Greek Law 3864/2010 or related thereto.

The Annual General Meeting (“AGM”) reviews and approves the annual financial report. The AGM elects at least one auditor and one substitute auditor, as specifically provided for under par. 1 of Article 33 of the Articles of Association. Following approval of the annual financial report, the AGM, by special voting, by roll call and as per the Articles of Association, decides on the discharge from personal liability of the Board and the auditors. Discharge is invalid in the cases provided for under Article 22a of the Companies Act 2190/1920. Entitled to participate in the voting process on the discharge are the members of the Board as well as Shareholders - Bank employees only by shares, of which they are holders or as other Shareholders’ representatives, provided that they have received relevant authorization that includes express and specific voting directions.

The annual financial report is available to Shareholders ten (10) days prior to the AGM, and in accordance with applicable regulatory framework shall incorporate: a) the Certifications of the Board of Directors, b) Board of Directors’ Report, c) Supplementary Report, d) Independent Auditor’s Report, e) the financial statements and the notes thereto, f), Summary Financial Data, g) the annual report for the distribution of capital of the financial year it concerns, provided that the distribution has not been finalized or that it was finalized during the second semester, and was drawn from a share capital increase in the form of cash or upon issuance of a bond loan, following the references made in the relevant Prospectus of the issuance and h) reference to the website where the annual financial statements, the Auditor’s Reports, as well as the Board of Directors’ Reports of the consolidated non-listed companies that represent cumulatively an amount higher that 5% of the consolidated turnover or the consolidated assets or the consolidated results after the deduction of the corresponding part concerning minority shareholders are published.

With the exception of repeated GMs and GMs deemed similar thereto, the GM shall be called at least 20 days before the date set for it. The said 20-day period shall be inclusive of non-business days, but exclusive of the date the invitation is published and the date the GM is held.

The invitation to the GM, including the information provided for by law from time to time, including inter alia the place where the GM is to be held, i.e. the premises along with the exact address, the date and time thereof, the items on the agenda, clearly specified, and the shareholders entitled to participate therein, along with precise instructions as to the method of participation and exercise of the rights thereof in person or by legally authorized proxy or even by distance participation, is displayed in a conspicuous place at the Bank’s Head Office and published as per the legal stipulations. In addition, the Bank, at its own discretion and without being under relevant obligation by law, is also entitled to publish specific invitation to the GM in other media as well. In that case, the publication must be carried out 20 full days before.

Any person appearing as a Shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are being held, as on the record date stipulated in Article 28a.4 of the Company Law 2190/1920, and timely and duly complying with the formalities of Article 28a of the Company Law 2190/1920 and the relevant invitation to the GM and of article 7 of Greek Law 3864/2010in case of a GM that decides the share capital Increase for the issuance of common shares, convertible bonds or other financial instruments as well as every GM convened the context of Greek Law 3864/2010 or related thereto.

The HFSF exercises its voting right in the GM as stipulated in article 7a of Greek Law 3864/2010 and the RFA between the Bank and the HFSF.

The procedure and deadline for submitting the legalization documents of proxies and representatives of the Shareholders are set out in par. 1 to 3 of Article 28a of the Company Law 2190/1920. In particular, shareholder status should be confirmed (e.g. via written certification from HELEX) at the latest by the third (3rd) day prior to the GM. The said deadline shall also apply to Shareholders’ representatives’ or proxies’ legalization documents being deposited at the Bank. Specifically, the shareholder capacity must be in effect during the registration date, as this is defined in the Notice of the General Meeting. Shareholders that have not adhered to the above provisions, may participate in and vote at the GM subject to permission thereof. Shareholders that are legal entities may participate in the GM by up to three (3) representatives each.

Upon relevant decision of the Board, the shareholders may participate in the GM by electronic means without attending the Meeting in person at the place where it is held. In addition, following relevant decision of the Board the shareholders may vote at the GM by distance voting, either by exercising their voting rights by electronic means or by mail, as per the applicable provisions of law.

Twenty-four (24) hours before each GM, a list of the names of the Shareholders entitled to vote thereat, along with each Shareholder’s number of shares and votes, the names of their proxies, where applicable, and the said Shareholders’ and proxies’ addresses is displayed in a conspicuous place at the Bank’s Head Office. The Board includes in the said list all the Shareholders that have adhered to the above provisions. As of the date the invitation to the GM is published until the day the GM is held, the Bank is required to have the information provided under article 27 par. 3 of the Company Law displayed on its corporate website, and to inform the Shareholders through its website of the way the relevant material can be provided in case access to such information via the internet is impossible due to technical reasons. Should a Shareholder or proxy thereof object to the list, such objection may be raised only at the commencement of the GM and prior to the deliberation on the agenda.

The Chairman of the Board provisionally chairs the GM. Should s/he be unable to attend the GM, s/he will be replaced by her/his substitute as per par. 2 of Article 21 of the Articles of Association or by the CEO. Should such substitute be also unable to attend, the GM will be provisionally chaired by the Shareholder that owns the largest number of shares, or by the proxy thereof. Two of the Shareholders or proxies present, designated by the Chairman, act as provisional secretaries. Following the ratification of the list of Shareholders, the GM promptly elects the Chairman and two (2) secretaries, the latter also acting as vote counters.

The GM forms a quorum and validly deliberates on the items on the agenda when Shareholders owning at least 1/5 of the paid-up capital are present or represented thereat. Should there be no such quorum, the GM must reconvene within twenty (20) days as of the date of the meeting that was cancelled, by at least ten (10) full days’ prior invitation to this effect; at such repeat meeting, the GM forms a quorum and validly deliberates on the original agenda irrespective of the portion of the paid up share capital represented. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required, provided the repeat GM takes place at least (10) full days after the cancelled GM.

Exceptionally, with respect to resolutions concerning:

a)             a change in corporate nationality;

b)             a change in corporate activities;

c)              an increase in Shareholder liability;

d)             a share capital increase, not provided for by the Articles of Association, as per para. 1 and 2 of Article 13 of the Company Law 2190/1920, as amended, or unless imposed by law or implemented through capitalization of reserves;

e)              a decrease in share capital, unless carried out in accordance with par. 6 of Article 16 of the Company Law 2190/1920;

f)               a change in the profit appropriation method;

g)              a corporate merger, split-off, transformation, revival, extension of duration or dissolution;

h)             delegation or renewal of powers to the Board to decide for the share capital increase as per para. 1 of Article 13 of the Company Law 2190/1920, as amended; and

i)                 in any other case provided for by law;

The GM forms quorum and validly deliberates on the agenda when Shareholders representing 2/3 of the paid-up share capital are present or represented thereat. Should no quorum be formed at the first meeting, as described in the preceding paragraph, a first repeat meeting must convene within twenty (20) days as of the first meeting, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/2 of the paid up share capital is represented thereat. If, again, no quorum is formed, a second repeat meeting must convene within twenty (20) days, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/5 of the paid up share capital is represented thereat. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required, provided that the repeat GM takes place at least (10) full days after the cancelled GM.

Resolutions are adopted by absolute majority of the votes represented at the GM. Exceptionally; resolutions on items that require increased quorum are adopted by a majority of 2/3 of the votes represented at the GM.

Specifically for the resolutions for the share capital increase mentioned in para. 2 of article 7 of Greek Law 3864/2010, including the resolutions for the issuance contingently convertible bonds or other convertible financial instruments, are taken by the GM, representing at least 1/5 of the paid-up share capital and with absolute majority of the votes represented in the GM. If this is not the case, para. 2 of article 29 of Company Law 2190/1920 is applied.

•     Minority Rights

The shareholders’ rights of minority are in accordance with the applicable provisions of the Company Law 2190/1920 as amended and also with the relevant Articles of Association.

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board is obliged to convene an extraordinary GM setting the date thereof not later than forty-five (45) days as of the date on which the request was submitted to the Chairman of the Board. The request indicates the items on the agenda.

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board shall add to the agenda of the GM that has been convoked additional items, provided the respective request is submitted to the Board at least 15 days prior to the said GM and meets the requirements of Article 31 par.2 of the Articles of Association.

By request of shareholders representing one 1/20 of the paid-up share capital, the Board shall, pursuant to article 27 par.3 of the Company Law 2190/1920, provide shareholders at least 6 days prior to the date of the General Meeting draft resolutions on the items included in the initial or the revised agenda, provided the respective request has been submitted to the Board at least 7 days prior to the date of the General Meeting. The Board is under no obligation to take any of these steps if the content of the respective request by shareholders clearly infringes the law and decent conduct. Specifically for the GMs convened in accordance with article 7 of Greek Law 3864/2010, the 6 and 7 days that are stipulated above, are reduced to 3 and 4 days respectively.

At the request of Shareholders representing 1/20 of the paid up share capital, the Chairman of the GM shall postpone, only once, decision-making by the GM, whether it is annual or extraordinary, for a new GM to be held on the date indicated in the Shareholders’ request, but not later than thirty (30) days as of the said postponement. Specifically for the GMs convened in accordance with article 7 of Greek Law 3864/2010, the above 30 days are reduced to 3 days.

The GM held following such postponement, being a continuation of the previous GM, is not subject to publication requirements as regards the invitation to Shareholders, and new Shareholders may also participate therein subject to the provisions of articles 27.2, 28 and 28a of the Company Law 2190/1920.

At the request of Shareholders representing 1/20 of the paid-up share capital, decision-taking on the GM agenda shall be by roll-call.

At the request of any Shareholder filed to the Bank at least five (5) full days before the date of the GM, the Board provides the GM with any such specific information on the Bank’s business as may be requested, insofar as it serves for real assessment of items on the agenda. Specifically for the GMs convened in accordance with article 7 of Greek Law 3864/2010, the above 5 days are reduced to 3 days. The Board may provide a single answer to shareholders’ requests that are of similar content. No such obligation to provide information applies in the event that the said information is already available on the company’s website, particularly in the form of questions and answers. Moreover, at the request of Shareholders representing 1/20 of the paid up share capital, the Board informs the GM, provided it is an annual one, of the amounts paid by the Bank to each Director or the Managers of the Bank over the last two years, and of any benefits received by such persons from the Bank for whatever reason or under any agreement with the Bank. In all of these cases the Board is entitled to decline the provision of the information requested, for good reasons, which are recorded in the minutes. Depending on the circumstances, one such good reason may be the requesting Shareholders’ representation on the Board as per para. 3 or 6 of Article 18 of the Company Law 2190/1920.

At the request of Shareholders representing 1/5 of the paid-up share capital, filed with the Bank at least five (5) full days before the GM, the Board shall provide the GM with information on the current status of corporate affairs and assets. Given the fact that the deadline of at least five (5) full days before the GM of para. 4 of article 39 of Company Law 2190/1920 is applied, especially for the GMs convened in accordance with para.7 of Greek Law 3864/2010 the above deadline of three (3) days will be applicable. The Board may decline to supply the information requested for good reasons, which are recorded in the minutes.

In the cases of subparagraph 5 of par. 6, and of subparagraph 2 of par. 7 of Article 39 of the Bank’s Articles of Association, any dispute as to the validity of the reason for declining to provide the Shareholders with the information requested shall be settled by a judgment rendered by the competent court of the place of the Bank’s registered office. By virtue of the said judgment, the Bank may be required to provide the information it had declined.

Under all circumstances, when requesting shareholders exercise their rights as above, they are required to produce proof of their shareholder capacity and number of shares. A certificate to this effect from the organization where the relevant securities are held or verification of shareholder status through direct electronic link-up between the records held by such organization and the Bank may also serve as such proof.

The Shareholders representing at least 1/20 of the paid-up share capital are entitled to file with the competent court a petition for an audit of the Bank in accordance with the procedure provided for by law. The said audit is ordered if the acts alleged by the petitioners are deemed likely to contravene provisions of the law, or of Articles of Association, or of GM resolutions. Under all circumstances, audit requests as above must be filed within three (3) years of approval of the annual financial statements for the year in which such acts allegedly occurred.

Shareholders representing 1/5 of the paid up share capital may file with the competent court a petition for an audit if the overall corporate performance suggests that the management of corporate affairs has not been based on sound or prudent practices.

Shareholders requesting an audit as above shall provide the court with proof of ownership of the shares entitling them to the audit request.

•     Other Shareholder Rights

Additional information on the Shareholder rights and their exercise is included in the Supplementary Report for the annual GM, as required by article 4 of Greek Law 3556/2007, which is part of the Bank’s Annual Board of Directors’ Report.

D.            BOARD OF DIRECTORS AND OTHER MANAGEMENT, ADMINISTRATIVE AND SUPERVISORY BODIES

•     Board of Directors of the Bank

The Bank is managed by the Board of Directors, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the current legislation and regulatory framework, including the provisions of the RFA between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

The Board’s tasks, key responsibilities and authorities are stated specifically in Company Law 2190/1920, Greek Law 4261/2014, EU Regulation 468/2014, Greek Law 3016/2002, Greek Law 3864/2010, as in force, and the RFA between the Bank and the HFSF and are described in detail in the Bank’s Articles of Association and in the Corporate Governance Code which are available on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles.

•     Board of Directors’ Operation

The members of the Board of Directors are elected by the Bank’s General Meeting of Shareholders for a term that cannot exceed three years and ends at the ordinary General Meeting of Shareholders of the year in which such term expires. All members are eligible for re-election. The General Meeting of Shareholders determines each time the exact number of the members of the Board of Directors (the Board of Directors may consist of a minimum of nine (9) up to a maximum of 15 members and must always be an odd number) and its independent members. An HFSF Representative also participates in the Bank’s Board of Directors, in line with Greek Law 3864/2010, as in force. In accordance with the new RFA between the Bank and the HFSF, signed in December 2015, the HFSF is also entitled to the appointment of an observer (HFSF Observer-without voting right) to the Board of Directors of the Bank.

The Board of Directors’ members can be revoked anytime by the GM. In the event that a member ceases to participate in the Board of Directors, due to resignation, disease or having forfeited their office for whatever reason, and in case its replacement by deputy members, that have potentially been elected by the GM is impossible, the rest of the members may either temporarily elect another member to cover the unoccupied seat for the period of time that remains until the replaced member’s term of office ends, or may continue the Bank’s management and representation without replacement of the said members, on condition that the remaining members are at least nine. In the event of temporary election of a new member, the election remains in force for the period of time that remains until the replaced member’s term of office ends and fulfilment of the position is announced by the Board of Directors in the following GM, which is able to replace elected members, even in the case where the relevant issue is not included as an item on the GM agenda. In any case, the remaining members, regardless of their number, are able to proceed to convocation of a GM, with the sole purpose of electing a new Board of Directors.

The Board of Directors elects, by absolute majority from its members, the Chairman and the Chief Executive Officer who manages the Bank. Moreover, the Board of Directors may elect one or more Vice Chairmen and Deputy Chief Executive Officers. The Bank constantly monitors developments internationally in the field of corporate governance and adopts best practices and continuously updates its corporate governance framework, in which context, as well as in accordance with the current regulatory framework, it distinguishes the role of the Chairman from that of the Chief Executive Officer.

Constitution of the Board of Directors into a body takes place in its first meeting, which is convoked after every election of Board of Directors’ members by the GM, as well as in each case that the place of the Chairman or the Chief Executive Officer becomes unoccupied for whatever reason. Until the election of a new Chairman or Chief Executive Officer by the Board, the relevant duties are carried out by their Deputies.

The Board of Directors convenes as prescribed by the Greek legislation, the Bank’s Articles of Association and the Corporate Governance Code, as well as according to the provisions of the RFA between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee. The Board is convened (a) by the Chairman, upon invitation send by the Board of Directors Secretary to the Board members at least three (3) business days before the meeting. The invitation shall mention with clarity the items on the Agenda, otherwise decisions cannot be reached unless all Board of Directors’ members are present or represented at the meeting and no member objects to decision-making or (b) by the Chairman or his/her deputy upon request by two (2) members, within seven (7) days from the submission of the written request and including all proposed items on the Agenda to the Chairman or his/her deputy or (c) by the Chairman upon request of the HFSF representative within seven (7) days from the submission of the request to the Chairman. In case the Board of Directors Chairman does not proceed with convocation of the Board upon request of two (2) members or the HFSF representative within the above deadline or does not include in the invitation all proposed items on the Agenda, then the two (2) members or the HFSF representative respectively are able to convene the Board within five (5) days from termination of the above deadline of seven (7) days. The invitation shall be notified to all Board of Directors members.

Any member may request from the Chairman to include one or more items on the Agenda of the next Board meeting. Two (2) or more members may demand from the Chairman to include one or more items on the Agenda of the next Board meeting. The HFSF representative also has the right to include items on the Agenda and, to that end, must send to the Chairman of the Board of Directors in writing the proposed/additional items at least two (2) business days before the meeting. The Chairman of the Board of Directors must include those items on the Agenda of the scheduled Board meeting.

The Board of Directors forms a quorum and validly deliberates when half plus one of the Board of Directors members are present or represented at the Board of Directors meeting. The number of members attending shall in any case not be less than five (5). The conditions applying for representation of Board of Directors members and validity of decision-making, are stated in the Bank’s Articles of Association.

In the context of further enhancing the efficient operation of the Board of Directors, in 2015 the Bank proceeded with the acquisition of a special system which supports operation of the Board of Directors. The use of this system is expected to enhance procedures for providing Board of Directors members with appropriate information and notifications, and facilitate exchange of opinions and commenting on issues placed under consideration of the Board of Directors and Board Committees and better monitoring of issues discussed at the level of the Board of Directors and its Committees.

•     Responsibilities of the Board of Directors

The Board is, indicatively, responsible for:

•                  reviewing and approving the strategic direction of the Bank and the Group, including the business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank’s and the Group’s Management;

•                  reviewing the Group’s corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group’s corporate governance system;

•                  acquiring shareholdings in other banks in Greece or abroad, or divestment thereof;

•                  establishing Branches, Agencies, and Representation Offices in Greece and abroad;

•                  establishing associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

•                  approving the Bank’s internal labour regulations;

•                  nominating General Managers and other executives of the Bank, as appropriate in line with the applicable framework and accordingly following proposals by the Bank’s responsible bodies;

•                  reviewing and approving the Group and the Bank’s annual and interim financial report;

•                  issuing Bonds of any type, with the exception of those for which the Bank’s GM is exclusively responsible in accordance with Greek law;

•                  approving and reviewing a Code of Ethics for the employees of the Bank and the Group and the Code of Ethics for financial professionals;

•                  approving the Bank’s and the Group’s Corporate Social Responsibility (CSR) Policy; and

•                  approving and reviewing the NBG Group Remuneration Policy upon decision of its non-executive members, following recommendation by the Human Resources & Remuneration Committee of the Board.

The Bank’s Board is supported by competent Committees, which have been established and operate for this purpose, the operation of which is in accordance with legislation and the regulatory framework, including the provisions of the RFA between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

Moreover, pursuant to article 10 of Greek Law 3864/2010, and the RFA with the HFSF, the representative of the HFSF can, inter alia, veto the decision making process of the Board in relation to dividend appropriation and remuneration of the Chairman of the Board and Board members, the Chief Executive Officer, the Deputy Chief Executive Officer as well as the General Managers and their substitutes.

•     Directors Nomination

The nomination procedure and the qualification criteria for Directors (excluding the HFSF Representative) are subject to specific rules that are set out by Greek Laws 4261/2014, 3016/2002, 3864/2010, as in force, the Executive Committee Act No 22/12.7.2013 of the Bank of Greece, the EU Regulation 468/2014, the RFA between the Bank and the HFSF, the Bank’s Articles of Association, the Corporate Governance Code and the Directors’ Nomination Policy. Each nominee shall fulfil such criteria that ensure the appropriate governance and guidance of the Bank’s strategy in respect of economic, business and policy issues, so as to insure the required approval of the supervisory authorities in national and European level.

According to para. 1(b) of Article 9 of the Bank’s Articles of Association, the GM is the sole corporate body vested with the authority to decide on the election of the members of the Board of Directors and their substitutes, as well as for the definition of independent non-executive members. Exceptionally, according to the provisions of para. 3 of Article 18 of the Bank’s Articles of Association and para. 7 article 18 of Company Law 2190/1920 on Companies Limited by Shares, in the event that as a result of resignation, death or having forfeited their office for whatever reason a director ceases to be on the Board and his replacement by substitute directors elected by the GM is not feasible, the remaining directors may, either provisionally elect another director to fill the vacancy for the remaining term of office of the director replaced, or continue to manage and represent the Bank without replacing the missing director(s), provided that the number of the remaining directors shall be at least nine.

Moreover, according to Company Law 2190/1920 on Companies Limited by Shares, each shareholder can propose to the GM one candidate for Board of Directors membership and this right (to propose one candidate to the GM), is also given to the Board of Directors. To this end, according to the Bank’s Corporate Governance Code, the Board of Directors, assisted by the Corporate Governance and Nominations Committee (“CGNC”), proposes to the GM candidate Directors on the basis of the Nominations Policy which requires them to meet the “fit and proper” criteria and not have systematic conflict of interests with the Bank. It is not necessary for the Board of Directors to submit a separate proposal for the positions of Chairman of the Board and Chief Executive Officer.

After the election of the new members of the Board of Directors by the GM, the Board of Directors in its first meeting elects its Chairman and the Chief Executive Officer who manages the Bank, by absolute majority among its members. According to the Bank’s Corporate Governance Code, the Bank distinguishes the role of the Chairman of the Board and the role of the Chief Executive Officer. Moreover, the Board of Directors has the authority to elect Vice Chairman(men) and Deputy Chief Executive Officer(s).

In selecting and proposing to the GM potential members of the Board, or in appointing new members in replacement of members who for whatever reason cease to be on the Board, the Board shall endeavor to propose candidates who meet the fit and proper requirements, as set out in the Directors’ Nomination Policy, who do not have any systematic conflict of interest with the Bank and whose nomination ensures that the Board as a collective body presents especially the following basic profile:

•                  has in-depth knowledge of the financial industry, counting amongst its members individuals who are or have been active in leadership positions in financial institutions;

•                  possesses significant business and professional experience and is socially distinguished, including, among its members, individuals that are serving or have served as Chairmen, CEOs or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board is called to decide;

•                  has a full understanding of the Bank’s client base structure and dynamics, and of the main geographic markets in which the Bank is currently active;

•                  has considerable international experience and is able to contribute to NBG’s aspirations in the geographical region in which the Bank is active;

•                  has the financial expertise required to provide effective oversight of a diversified financial services Group that operates on an international scale;

•                  ensures, as far as possible, an adequate representation of the two genders.

The Bank’s Corporate Governance Code, as well the Nomination policy describe specific suitability criteria that shall be met by candidates as regards professional competencies that are incompatible with the position of Board member at the Bank, criteria concerning independence of non-executive members, participation of candidates in other Boards, as well as other cases that are incompatible with the position of Board member. All the above aim to ensure exceptional composition of the Board of Directors.

•     Evaluation of the Board of Directors and its Committees

According to the Bank’s Corporate Governance Code, the Board of Directors has a self-assessment system to evaluate the effectiveness of its work and the work of its Committees, based on a methodology formulated and approved by the Corporate Governance and Nominations Committee.

In alignment also with the revised RFA between the Bank and the HFSF, the Policy and Procedures for the annual evaluation of the Board of Directors has been revised, in May 2016. The said Policy sets out the procedures for the evaluation of the Board of Directors and Board Committees collective performance as well as for the evaluation of the members of the Board on an individual basis.

The self-assessment of the Board and its Committees, as well as of the Board members on an individual basis, was carried out in 2016 according to the provisions of the abovementioned Policy, through relevant questionnaires that include questions addressing the Bank’s priorities, the applicable regulatory framework and best practices in corporate governance. The said questionnaires have been addressed to all the members of the Board. It is noted that the self-assessment of the Board that took place in 2016 was carried out with the cooperation of an external advisor.

In addition, during 2016 the HFSF performed its own evaluation of the Board of Directors, through independent consultants and in accordance with Art. 10 of Greek Law 3864/2010 as amended and currently in force. In particular, as prescribed by Art. 10 of Greek Law 3864/2010 as in force, the HFSF, with the assistance of an independent consultant of international reputation and established experience and expertise, shall evaluate the corporate governance arrangements of credit institutions with which the HFSF has signed a Relationship Framework Agreement. Specifically, Art. 10 of Greek Law 3864/2010 states that the evaluation involves the size, organization, structure, and allocation of tasks and responsibilities within the Board and its Committees in view of the business needs of the credit institutions, while the evaluation also extends to the individual members of the boards and the committees concerned.

The results of both aforementioned evaluations of the Board have been reviewed and discussed at the level of the Board by the competent Board Committee, i.e. the Corporate Governance and Nominations Committee of the Board. Specifically, following the two Board evaluations that took place in 2016, namely the self-assessment performed by the Bank with assistance of an outside consultant and the HFSF evaluation performed in accordance with Greek Law 3864/2010 as in force through an independent consultant, a detailed Action Plan Table compiled is closely monitored by the competent Board Committee of the Bank and the significant improvement made since the evaluations is recorded therein.

Furthermore, it shall be noted that the composition of the Board has been greatly amended in 2016 and new members with significant expertise and experience have been appointed to the Board and its Committees, within the context of the current legal and regulatory framework and particularly Greek Law 3864/2010 as in force and in accordance with the Bank’s internal regulations on corporate governance. Further, in 2016 the Board target profile was revised in accordance with the eligibility criteria of Greek Law 3864/2010 as in force, and has been incorporated in the Bank’s new Nomination Policy, while in accordance with the surrounding environment developments and requirements for expertise on particular areas the target Board profile can be further revisited on an ongoing basis as deemed appropriate.

Additionally, the Board Committees’ compositions changed in 2016, with the appointment of independent non-executive expert members as Committee Chairs, as prescribed by Greek Law 3864/2010 as in force, and with the Committees’ compositions being aligned with the RFA between the Bank and the HFSF.

Board Committees have proceeded with updating their Rolling Agendas and revising their Charters, while further Board Committees have developed Action Plan Tables which are closely monitored on a regular basis and which include information on further actions with which each Committee shall be proceeding in the coming period, and the timeline for each action, while Board Committees are monitoring developments taking place and revising the said documents with a view to ensuring that each Committee workings remain relevant and aligned with the requirements applying in each case. Further, emphasis has been placed on the Committees receiving regular briefings on the area of competence of each, like for example in the case of the Board Risk Committee, which now operates having a dual role and specific competence over Non-Performing Loans/Exposures (NPLs/NPEs), which receives special reports on NPLs and NPEs on a monthly basis.

•     Directors Remuneration

The Board formulates a proposal on the remuneration of its members for the services they provide, which is submitted to the GM. This proposal is formulated in compliance with the applicable regulatory framework and the relevant undertakings of the Bank vis-à-vis the Monitoring Trustee and in line with the Bank’s Remuneration Policy, the regulation of the Human Resources & Remuneration Committee of the Board, as well as industry best practices, in a way that adequately reflects the time and effort the members are expected to contribute to the work of the Board, while at the same time promoting effectiveness of the Board’s operations. The remuneration of the Board’s Chairman, the Chief Executive Officer and the Deputy Chief Executive Officers are determined by non-executive members of the Board.

According to Article 10 of Greek Law 3864/2010, the representative of the HFSF can, inter alia, exercise his/her veto right in the Board decision making process with regards to the distribution of dividends and the remuneration policy for the Chairman, the Chief Executive Officer, the Deputy Chief Executive Officers and other members of the Board of Directors and the General Managers and Assistant General Managers. According to the Greek banks recapitalization program as amended, it is prohibited for the Bank to award variable remuneration to Board of Directors members, the Chief Executive Officer, the Deputy Chief Executive Officers, General Managers or Assistant General Managers. Compensation of the aforementioned persons shall in no case exceed compensation of the Governor of the Bank of Greece. With regards to executive members of the Board, the Bank has, as mentioned below, adopted a Remuneration Policy which determines their remuneration within the broader context of determining senior executives’ remuneration, and with the aim of promoting meritocracy and creating a culture and mentality of focusing on performance. Furthermore, it is noted that remuneration of Board members is in line with the commitments of the Bank towards the Monitoring Trustee and the RFA between the Bank and the HFSF.

During 2016, no variable remuneration was granted to the Chairman and the executive members of the Board, while the remuneration of non-executive directors does not include bonuses in accordance with the Remuneration Policy of the Bank.

On 30 June 2016, following a proposal by the Board after relevant recommendation of the Board’s Human Resources and Remuneration Committee and Corporate Governance and Nominations Committee, the Annual General Meeting of Shareholders approved the remuneration of the members of the Board of Directors of the Bank for financial year 2015, according to para. 2 of Article 24 of Company Law 2190/1920, and determined the remuneration of the Chairman of the Board, the Chief Executive Officer, the Deputy Chief Executive Officers and non-executive Directors until the Annual General Meeting of 2017. Additionally, the Annual General Meeting approved the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit Committee, Corporate Governance & Nominations Committee, Human Resources & Remuneration Committee, Board Risk Committee, and Strategy Committee for financial year 2015, and determined their remuneration until the AGM of 2017, as per the relevant regulatory framework.

•     Continuous education and training of Board members

The Bank offers new Board members an introductory informative program, which includes a one-day induction program, covering among others issues concerning the Bank’s corporate governance and organisational arrangements and including meetings with key executives of Bank. As part of the one-day induction program, new Directors are informed about governance, compliance, key developments at Group level, matters concerning internal audit, finance and accounting. Further, upon their appointment, new Board members are provided with detailed material that includes a Manual thoroughly prescribing basic rights and obligations of Board members in accordance with applicable legislation, the Bank’s key policies, as well as all other relevant documents concerning for example obligations of the Bank deriving from the Relationship Framework Agreement with the HFSF and the Commitments which are monitored by the Monitoring Trustee. Further, there are briefings of the Board by Bank’s competent executives on matters with which Directors shall familiarise themselves, like for example on matters concerning developments in the applicable corporate governance framework, on risk related issues, on issues concerning non-performing exposures, while also external trainings can take place as may be deemed appropriate, like for example the training of Audit Committee members which was carried out by the Bank’s external auditors specifically on the upcoming changes in the financial reporting standards as per IFRS 9.

•     Board of Directors — Structure and Changes in 2016 and First Quarter 2017

Pursuant to Greek Law 3864/2010 and the RFA between the Bank and the HFSF, the HFSF participates in the Board through the appointment of a representative. Ms Panagiota Iplixian was appointed on 30 March 2017 as the new Representative of the Hellenic Financial Stability Fund on the Board of Directors, in replacement of Mr. Panagiotis Leftheris who had been previously appointed as Representative of the Hellenic Financial Stability Fund on the Board of Directors, in replacement of Mr. Haris Makkas who submitted his resignation. The HFSF representative is entitled to participate in the Board Committees and committees which do not solely comprise executive members, and has the rights and authorities prescribed by Greek Law 3864/2010 as in force and the Relationship Framework Agreement between the National Bank of Greece and the HFSF.

Furthermore, until July 22nd, 2016, pursuant to the Bank’s participation in the Hellenic Republic Bank Support Plan as per Greek Law 3723/2008, the Hellenic Republic had the right to participate in the Board through the appointment of a representative, who had veto powers on corporate decisions relating to executives and senior management compensation and dividend policy. The Hellenic Republic representative could also influence the Group’s strategic decisions. Mrs. Angeliki Skandaliari was appointed as the Hellenic Republic representative on the Bank’s Board in accordance with the said law.

As of 22 July 2016 the securities issued by the Bank under Hellenic Republic guarantees, as per article 2 of Greek Law 3723/2008, have been fully paid up and written off. Accordingly, following the definitive expiry of these guarantees, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and, furthermore, the representation of the Hellenic Republic on the Bank’s Board of Directors has been ceased.

In the context of overseeing the implementation of the restructuring plan of the banking sector, and specifically, the implementation of any other commitments undertaken by the Greek Government relating to the Bank’s operations, Grant Thornton has been appointed as “Monitoring Trustee” with a view to ensuring compliance of the Bank with the aforesaid commitments. More specifically, the Monitoring Trustee is responsible for monitoring the implementation of the commitments concerning an effective internal control system, the implementation of the appropriate credit, deposit and risk management policies, scaling down Government assistance, control over payment of dividends, interest payments and the acquisition of own financial instruments. The Monitoring Trustee also has access to all the relevant files and records and is entitled to interview credit analysts and risk officers. The Monitoring Trustee attends Board and Board Committee meetings as an observer.

The current Board, whose term expires in 2018, re-constituted into a body at the meeting of the Board of Directors on November 9th, 2016.

The following changes took place during 2016 and the first quarter of 2017:

•                  On 30 March 2017, Ms Panagiota Iplixian was appointed as the new Representative of the Hellenic Financial Stability Fund on the Board of Directors, in replacement of Mr. Panagiotis Leftheris.

•                  On 27 December 2016 the Board of Directors elected Ms. Eva Cederbalk as non-executive member of the BoD, in replacement of Mr. Efthymios Katsikas who resigned from non — executive member.

•                  On 9 November 2016, the Board of Directors convened and decided on its reconstitution into a body. The Chair (non-executive) of the Board of NBG is Mr. Panayotis — Aristidis Thomopoulos, the Bank’s Chief Executive Officer is Mr. Leonidas Fragkiadakis and the Bank’s Deputy Chief Executive Officers are Mr. Dimitrios Dimopoulos and Mr. Paul Mylonas. Mr. Panagiotis Dasmanoglou, General Manager of Group Compliance and Corporate Governance is Secretary of the Bank’s Board of Directors and of its Committees.

•                  On 2 November 2016, at the meeting of the Board of Directors, the Chair of the Board of NBG Mrs. Louka Katseli, as well as the independent non-executive members Mr. Dimitrios Afendoulis and Mr. Spyridon Theodoropoulos submitted their resignation. By decision of the Bank’s Board of Directors during its session taking place the same day, the Board elected Mr. Panayotis — Aristidis Thomopoulos, Mr. Claude Piret and Mr. Spyros Lorentziadis as non-executive Board members, in replacement of the members who submitted their resignation.

•                  On 28 July 2016, the Board of Directors elected Mr. Haris Makkas as non-executive member of the Board of Directors.

•                  On 22 July 2016, Mrs. Angeliki Skandaliari ceased to be the Hellenic Republic Representative at the Board, according to the definitive expiry of the guarantees granted by the Hellenic Republic pursuant to Greek Law 3723/2008.

•                  On 19 July 2016, the Board of Directors appointed Mr. Panagiotis Leftheris as the new Representative of the Hellenic Financial Stability Fund on the Board of Directors, in replacement of Mr. Haris Makkas who submitted his resignation.

•                  On 29 June 2016, the Board of Directors elected Mrs. Marianne Økland as independent non-executive member of the Board of Directors, in replacement of Mr. Kurt Geiger who resigned from independent non-executive member.

•                  On 26 May 2016, the Board of Directors elected Mr. Kurt Geiger and Mr. Mike Aynsley as independent non-executive members.

•                  On 26 January 2016, Mr Andreas Boumis submitted his resignation as independent non - executive member of the Board of Directors.

The following table sets forth the current Board of Directors:

Board of Directors of the Bank

Name	Position in Board	Election Date	End of Term	Profession/ Main Expertise, Experience

		2 November 2016 — BoD Election Date		Chair of the Board

Panayotis (Takis) — Aristidis Thomopoulos	Chair (Non-executive Member)	9 November 2016 - Elected Board Chair	2018

Executive members

Leonidas E. Fragkiadakis	Chief Executive Officer	19 June 2015	2018	Chief Executive Officer
Dimitrios Dimopoulos	Deputy Chief Executive Officer	19 June 2015	2018	Deputy Chief Executive Officer
Paul Mylonas	Deputy Chief Executive Officer	19 June 2015	2018	Deputy Chief Executive Officer

Non-executive members

Spyros Lorentziadis	Member	2 November 2016	2018	Audit / Accounting
Eva Cederbalk	Member	27 December 2016	2018	Banking Experience
Stavros A. Koukos	Member	19 June 2015	2018	Employees’ Representative, Chairman of the Federation of Greek Banks Employees (OTOE)
Independent non-executive members

Petros K. Sabatacakis	Member	19 June 2015	2018	Economist / Risk and Financial Audit Expertise
Claude Piret	Member	2 November 2016	2018	Independent Non-Executive Expert Member as prescribed by Art. 10 of Greek Law 3864/2010 as in force. Risk experience/Financial Services
Haris Makkas	Member	28 July 2016	2018	Economist / Financial Services
Mike Aynsley	Member	26 May 2016	2018	Independent Non-Executive Expert Member as prescribed by Art. 10 of Greek Law 3864/2010 as in force. Risk experience/Financial Services
Marianne Økland	Member	29 June 2016	2018	Independent Non-Executive Expert Member as prescribed by Art. 10 of Greek Law 3864/2010 as in force Financial Services / Shipping
Representative of the Hellenic Financial Stability Fund (Greek Law 3864/2010)
Panagiota Iplixian	Member	30 March 2017	2018	Economist

Board and Board Committees’ Secretary
Panagiotis A. Dasmanoglou		28 January 2014	2018	General Manager-Group Chief Compliance and Corporate Governance Officer

During 2016, the Bank’s Board convened twenty eight times in total.

During 2016, the BoD Committees convened sixty seven times in total.

23.08% (3 out of 13) of the Board Members are women.

A budget exists for the Board, while during the year there was an appointment of an external advisor in the context of the Board self-assessment that took place during 2016, which was carried out with the assistance of an external advisor.

Directors’ short CVs have been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors).

•     Board Committees

Five Committees have been set up and operate at Board level. Respective charters have been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees). The Committee members are remunerated annually for their participation in each Committee.

Board Risk Committee

The Board Risk Committee (“BRC”) was established by Board decision (meeting no. 1308/20.7.06) in accordance with the requirements of Bank of Greece Governor’s Act No. 2577/9.3.2006. The Committee has two roles, namely it operates a) as the Board Risk Management Committee and b) as the Board Committee Responsible for Non-Performing Loans/Exposures (NPLs/NPEs) as prescribed by Art. 10 par. 8 of Greek Law 3864/2010 as in force.

The BRC convenes regularly at least on a monthly basis, as well as extraordinarily, whenever deemed necessary by its Chairman.

During 2016, the BRC convened fourteen times. In 2016 the Committee was informed in detail on a regular basis, and consulted, concerning the risk appetite of the Bank, reviewed the Risk Appetite Statement & Metrics for the year 2016, as well as the Risk and Capital Strategy of the Group and provided relevant information to the Board of Directors. Furthermore, in April 2016 the Committee approved the Risk Management Report concerning the Internal Capital Adequacy Assessment Process” 2015, as well as the Internal Liquidity Adequacy Assessment Process 2015, which were approved by the Board meeting held on 25 April 2016. In January 2017 the Risk Committee Charter was revised, while it shall be noted that the Committee has a dual role, having specific competence also over Non-Performing Loans / Non-Performing Exposures (NPLs/NPEs) and operating also as the Bank’s special Committee that deals with Non-Performing Loans in accordance with Art. 10 Par. 8 of Greek Law 3864/2010 as in force.

Since 19 December 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, the majority of which (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code and one member is the Hellenic Financial Stability Fund representative at the Board of Directors. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance & Nominations Committee. All members should have adequate knowledge and prior experience in banking and financial services, while at least one member as an expert should have significant experience in risk and capital management, as well as knowledge of the local and international regulatory framework.

The Committee is currently comprised of the following members:

Board Risk Committee

Chair	Mike Aynsley
Vice-Chair	Marianne Økland
Member	Claude Piret
Member	Spyros Lorentziadis
Member	Haris Makkas
Member	Panagiotis Leftheris (HFSF representative)*

*On 30 March 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a Hellenic Financial Stability Fund representative.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Charter of the Committee (which was last approved by the Board on 19 January 2017) available on the Bank’s website at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Human Resources & Remuneration Committee

The Human Resources & Remuneration Committee (“HRRC”) was established by Board decision (meeting no. 1259/ 5.5.2005).

The Committee solely consists of non-executive members of the Board, which are at least three in number, in their majority (including the Chairman) are independent Board members, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code and one member is the Hellenic Financial Stability Fund representative at the Board of Directors. The Committee composition includes members possessing experience in the financial sector, while at least one member possesses significant expertise, skills and professional experience in risk management and audit activities, in order to be able to contribute to the alignment of remuneration with the risk and capital profile of the Bank.

The members and Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance & Nominations Committee. The Committee members shall be selected on the basis of their competence and experience.

The Committee convenes at least three times a year and keeps minutes of its meetings.

In 2016, the HRRC convened eight times. During the year, the HRRC dealt with the contracts, promotions and appointments of General Managers and Assistant General Managers of the Bank while it reviewed the personnel performance evaluation system. The committee was informed in detail on a regular basis, concerning the NBG Voluntary Exit Incentive Scheme.

The Committee is currently comprised of the following members:

Human Resources & Remuneration Committee

Chair	Marianne Økland
Vice-Chair	Mike Aynsley
Member	Claude Piret
Member	Haris Makkas
Member	Petros Sabatacakis
Member	Panagiotis Leftheris (HFSF representative)*

*On 30 March 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a Hellenic Financial Stability Fund representative.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the charter of the Committee posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Corporate Governance & Nominations Committee

The Corporate Governance & Nominations Committee (“CGNC”) was established by Board decision (meeting no. 1259/ 5.5.2005). The Committee is composed of at least three Board members. The members and Chairman of the Committee are elected by the Board of the Bank. All members of the Committee are non-executive Board members, in their majority independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code and one member is the Hellenic Financial Stability Fund representative at the Board of Directors. They are appointed for a one-year term of office, which can be renewed indefinitely. The Committee convenes at least three times per annum and keeps minutes of its meetings.

In 2016, the CGNC convened twenty-three times. During the year, the Committee was informed about the new provisions of the Greek Law 3864/2010 as in force and the amended Relationship Framework Agreement between the Bank and the HFSF. During the year, the Committee was involved in matters such as the procedures of the new Board/Board Committees annual self-assessment Policy, recommendations on Governance improvements etc. Furthermore, the Committee, after the resignations of the Chair of the Board and other Board members, recommended new candidate members to the Board of Directors, reviewed the Nominations Policy and the composition of the Board of Directors in accordance with the existing legal and regulatory framework, especially with Greek Laws 3016/2002, 4261/2014, 3864/2010 as in force and the Relationship Framework Agreement between the Bank and the HFSF, as well as in line with the internal regulations of the Bank on corporate governance.

The Committee is currently comprised of the following members:

Corporate Governance & Nominations Committee

Chair	Marianne Økland
Vice-Chair	Claude Piret
Member	Petros Sabatacakis
Member	Mike Aynsley
Member	Haris Makkas
Member	Panagiotis Leftheris (HFSF representative)*

*On 30 March 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a Hellenic Financial Stability Fund representative.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Strategy Committee

Strategy Committee was established by Board decision (meeting no. 1387/ 29.9.2009). The Committee supports the executive Board members in developing the Group’s strategic options, assists the Board in taking decisions on all issues related to NBG Group strategy and regularly reviews the implementation of the Group’s strategy by the Group’s management team. The Committee is composed of nine members, of which five are independent non-executive Board members and one member is the Hellenic Financial Stability Fund representative at the Board of Directors. The Chief Executive Officer participates ex officio as a member in the Committee. The Committee is chaired by the Chair of the Board of Directors.

The Committee members are appointed by the Board upon recommendation of its Chairman, who consults with the Corporate Governance & Nominations Committee to this effect. The Committee members shall be selected on the basis of their competence and experience and appointed for a one-year term of office, which can be renewed indefinitely. The Committee convenes at least three times per annum and as regularly as deemed necessary in order for matters to be discussed prior to their assessment by the Board and reports regularly to the Board.

In 2016, the Strategy Committee convened seven times. During the year, the Committee was involved in matters such as strategic restructuring and decisions concerning NBG Group companies. Furthermore, the Committee was involved in matters of international strategic challenges in the banking sector, compliance with the Capital Controls framework, and in further designing and project planning. The Committee collaborated with other committees where deemed appropriate in the context of its responsibilities.

The Committee is currently comprised of the following members:

Strategy Committee

Chair	Panayotis (Takis) — Aristidis Thomopoulos
Vice Chair	Haris Makkas
Member	Leonidas Fragkiadakis
Member	Spiros Lorentziadis
Member	Mike Aynsley
Member	Petros Sabatacakis
Member	Marianne Økland
Member	Claude Piret
Member	Panagiotis Leftheris (HFSF representative)*

*On 30 March 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a Hellenic Financial Stability Fund representative.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Audit Committee

The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor’s Act No. 2577/2006, Greek Law 3693/2008 (article 37), Greek Law 4449/2017 (article 44) and the Sarbanes-Oxley Act (“SOX”).

The members of the Committee are elected by the General Meeting of Shareholders upon recommendation of the Corporate Governance & Nominations Committee to the Board Chair. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is currently composed of five non-executive Directors, four of whom are independent and the Hellenic Financial Stability Fund representative at the Board of Directors. The Committee’s members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee employs a specialised consultant who reports directly to the Chairman of the Committee. The Committee convenes regularly at least six times per annum or extraordinarily, whenever deemed necessary, keeps minutes of its meetings and reports to the Board every three months or more frequently if deemed necessary.

During 2016, the Audit Committee convened fifteen times. During the course of the year, the Group three-year audit program 2016 — 2018 of the Group Internal Audit Division was presented to the Committee, as well as the annual report for the prevention and suppression of money laundering and terrorist financing. In June 2016, the Committee reviewed the Annual NBG Group Compliance Report, in accordance with the provisions of the Bank of Greece Governor’s Act No. 2577/2006, while the Audit Committee was also informed about the activities of the Audit Committees of NBG Group subsidiaries. Furthermore, the Committee among others made recommendations to the Board regarding the appointment of the Bank’s external auditors for the annual and semi-annual Financial Statements for the year ended 2016. Furthermore, the Committee was informed concerning developments in the International Accounting Standards, the US Securities and Exchange Commission, the Public Company Accounting Oversight Board principles as well as the SOX controls process.

The Committee is currently comprised of the following members:

Audit Committee

Chair	Claude Piret
Vice-Chair	Petros Sabatacakis
Member	Mike Aynsley
Member	Marianne Økland
Member	Spyros Lorentziadis
Member	Panagiotis Leftheris (HFSF representative)*

*On 30 March 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a Hellenic Financial Stability Fund representative.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Attendance of each member of the Board and the Board Committees’ meetings (times) in 2016 and respective compensation

The table below sets out the attendance of each member of the Board and the Board Committees’ meetings in 2016 as well as the respective compensation. Additionally, as a result of the relationship with the Bank, in 2016, the Chair, the Executive members and the Non-executive members of the Board, received compensation, as follows:

Name	Board	Audit Committee	Board Risk Committee	HR and Remuneration Committee	Corporate Governance and Nomination Committee	Strategy Committee	Compensation for participation to the BoD and Committees (in €)		Gross Annual Remuneration for Dependent Employment for year (in €)
Chair (Non-Executive member)
Panayotis (Takis) — Aristidis Thomopoulos(1)*	7	—	—	—	—	1	—		38,463.54	(a)
Louka P. Katseli(2)	21	—	12	6	13	5	13,500	**	218,263.38	(a)
Executive members
Leonidas Fragkiadakis	28	—	—	—	—	7	13,500	**	287,680.44	(a)
Dimitrios Dimopoulos(3)	24	—	—	—	—	6	13,500	**	268,223.78	(a)
Paul Mylonas(4)	27	—	—	—	—	6	13,500	**	267,669.51	(a)

Non-Executive members

Stavros A. Koukos***	23	—	—	—	—	—	—		76,127.37
Efthymios C.Katsikas(5)	25	—	—	—	—	—	23,833		63,832.92
Spyros Lorentziadis(6)	7	1	1	—	—	1	8,000		—
Eva Cederbalk	—	—	—	—	—	—	—		—
Independent Non-Executive members
Petros Sabatacakis(7)	26	15	12	8	22	7	78,334		—
Haris Makkas(8)	27	13	13	5	14	1	55,056		—
Mike Aynsley(9)	19	6	7	4	11	3	47,167		—
Marianne Økland(10)	15	6	7	4	10	3	42,639		—
Claude Piret(11)	7	1	1	—	1	1	12,222		—
Dimitrios Afendoulis(12)	21	12	—	4	21	4	45,361		—
Spyridon I. Theodoropoulos(13)	17	—	—	4	10	1	37,472		—
Andreas C. Boumis(14)	3	1	1	—	—		3,125		—

Greek Government Representative
Angeliki I. Skandaliari(15)	14	—	7	—	—	—	15,722		—

HFSF Representative
Panagiotis Leftheris(16)	15	6	7	4	10	3	36,222		—
Panagiota Iplixian(17)	—	—	—	—	—	—	—		—

(1) Mr. Panayotis (Takis) — Aristidis Thomopoulos was appointed as Chair of the Strategy Committee at the Board of Directors meeting held on 23 November 2016, in replacement of Mrs Louka Katseli who resigned on 2 November 2016.

(2) Until 18 February 2016 Mrs Louka Katseli was the Chair of CGNC. For the period 18.02.2016 — 18.07.2016 Mrs Louka Katseli was member of the CGNC. In addition, Mrs Katseli was the Chair of the Strategy Committee, member of the Risk Committee and member of the HRRC until 2 November 2016, when she submitted her resignation as Chair of the Board of Directors.

(3) Mr. Dimitrios Dimopoulos resigned from member of the Strategy Committee at the Board of Directors meeting held on 23 November 2016.

(4) Mr. Paul Mylonas resigned as member of the Strategy Committee at the Board of Directors meeting held on 23 November 2016.

(5) On 27 December 2016 Mr. Efthymios Katsikas submitted his resignation as non — executive member of the Board of Directors.

(6) Mr. Spyros Lorentziadis was appointed as member of the Audit Committee, member of the Risk Committee and member of the Strategy Committee at the Board of Directors meeting held on 23 November 2016.

(7) Mr Petros K. Sabatacakis was appointed as Acting Chair of the Audit Committee at the Board of Directors meeting held on 29 June 2016. Furthermore he was appointed as Vice Chair of the Audit Committee at the Board of Directors meeting held on 23 November 2016.

(8) Mr. Haris Makkas was appointed as Vice Chair of the Strategy Committee, at the Board of Directors meeting held on 23 November 2016. At the same date Mr Makkas resigned as member of the Audit Committee.  Additionally, it is noted that Mr. Makkas was Representative of the HFSF at the Bank’s Board of Directors until 19 July 2016 when he submitted his resignation. His attendance at Board and Board Committee sessions depicted within the above table includes attendance in both his capacity as HFSF Representative at the Board of Directors and as Board member after having resigned as HFSF Representative.

(9) Mr. Mike Aynsley was appointed as member of the Audit Committee at the Board of Directors meeting held on 29 June 2016. Furthermore, he was appointed as Chair of the Risk Committee, Vice Chair of the HRRC, member of the CGNC and member of the Strategy Committee at the Board of Directors meeting held on 19 July 2016.

(10) Mrs Marianne Økland was appointed as member of the Audit Committee at the Board of Directors meeting held on 29 June 2016. Furthermore, she was appointed as Chair of the CGNC, Chair of the HRRC, Vice Chair of the Risk Committee and member of the Strategy Committee at the Board of Directors meeting held on 19 July 2016.

(11) Mr. Claude Piret was appointed as Chair of the Audit Committee, Vice Chair of the CGNC, member of the HRRC, member of the Risk Committee and member of the Strategy Committee at the Board of Directors meeting held on 23 November 2016.

(12) Until 3 March 2016 Mr Dimitrios Afendoulis was member of the CGNC. For the period 03.03.2016 — 18.07.2016 Mr Afendoulis was the Chair of the CGNC. For the period 19.07.2016 — 02.11.2016 Mr Afendoulis was the Vice Chair of the CGNC. Mr Afendoulis was member of the Strategy Committee and member of the HRRC until 18 July 2017. On 2 November 2016 Mr. Dimitrios Afendoulis submitted his resignation as independent non-executive member of the Board of Directors and as Vice Chair of the CGNC and member of the Audit Committee.

(13) Mr Spyridon Theodoropoulos was member of the CGNC and member of the Strategy Committee until 18 July 2016. On 2 November 2016 Mr Theodoropoulos submitted his resignation as independent non-executive member of the Board of Directors and as Vice Chair of HRRC.

(14) Mr. Andreas Boumis submitted his resignation as Chairman of the Risk Committee, member of the Audit Committee and member of the Strategy Committee on 26 January 2016.

(15) On 22 July 2016, Mrs. Angeliki Skandaliari ceased being the Hellenic Republic Representative at the Board of Directors, and submitted her resignation as member of the Risk Committee.

(16) Mr. Panagiotis Leftheris was appointed Representative of the HFSF at the Board of Directors held on 19 July 2016. At the same date, Mr Leftheris was appointed as a member at the Risk Committee, member of the Audit Committee, member of the Strategy Committee, member of the CGNC and member of the HRRC.

(17) On 30 March 2017, Ms Panagiota Iplixian was appointed as the new Representative of the Hellenic Financial Stability Fund on the Board of Directors.

*Mr. Panayotis (Takis) - Aristidis Thomopoulos, Chair of the BoD since 9 November 2016, according to the decision of the General Meeting of 30 June 2016 does not receive remuneration as member of the BoD and his remuneration is incorporated in the annual gross remuneration.

** The amount refers to the first semester of 2016 since according to the decision of the General Meeting of 30 June 2016 the Chair of the BoD and executives of the Bank do not receive remuneration as members of the BoD and their remuneration is incorporated in their annual gross remuneration.

*** Mr. Koukos has renounced remuneration as member of the BoD.

(a)The amount includes compensation for participation to the BoD and its Committees during the second semester of 2016 since according to the decision of the GM of 30 June 2016 the Chair of the BoD and executives of the Bank do not receive remuneration as members of the BoD and their current remuneration is incorporated in their annual gross remuneration.

Additional to the above, certain of the above members received early termination payment of total €367,471.41 thousand.

In 2016, the above individuals did not receive any additional compensation (bonus).

The Assistant General Manager of Legal Services, Mr. Georgios Triantafillakis, participates at the Board of Directors, without voting right.

Ordinary Shares and Warrants Owned by the Board of Directors

Name	Activities	31 December 2016 Number of Ordinary Shares	31 December 2016 Number of Warrants
Panayotis (Takis) — Aristidis Thomopoulos	Member of the Board of Directors (Chair)	—	—
Leonidas Fragkiadakis	Member of the Board of Directors (Chief Executive Officer)	170,705	5,585
Dimitrios Dimopoulos	Member of the Board of Directors (Deputy Chief Executive Officer)	35,222	2,307
Paul Mylonas	Member of the Board of Directors (Deputy Chief Executive Officer)	33,416	—
Mike Aynsley	Member of the Board of Directors	—	—
Marianne Økland	Member of the Board of Directors	—	—
Petros Sabatacakis	Member of the Board of Directors	—	—
Claude Piret	Member of the Board of Directors	—	—
Haris Makkas	Member of the Board of Directors	—	—
Stavros Koukos	Member of the Board of Directors	37	387
Eva Cederbalk	Member of the Board of Directors	—	—
Spyros Lorentziadis	Member of the Board of Directors	—	—
Panagiota Iplixian	Member of the Board of Directors	—	—
Total		239,380	8,279

•     Management, administrative and supervisory bodies of the Bank

According to the Bank’s Management, the following committees are included in the supervisory, management and administrative bodies of the Bank: 1) the Senior Executive Committee, 2) the ALCO, 3) the Executive Credit Committee, 4) the Disclosure & Transparency Committee, 5) the Provisions and Write-Off Committee, 6) the Crisis Management Committee, 7) the Compliance & Reputational Risk Committee. The committees are composed of executive Board members, General Managers and Deputy General Managers of the Bank.

Senior Executive Committee

The Senior Executive Committee was established in 2004 and operates via specific Charter. It is the supreme executive body that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic and executive powers in regard to the more efficient operation of the Group and the monitoring of the execution of the Bank’s business plan, as well as approval authority that cannot be delegated to other members of the Bank’s management or to other collective bodies of the Bank.

In April 2015 it was determined that the Senior Executive Committee will carry out the activities of the Risk Management Council while as formally determined by means of Internal Act in 2016 the Committee also has the authority to decide on matters falling within the authority of the Compliance & Reputational Risk Committee, whenever deemed necessary by the Chairman or Deputy Chairman of the Compliance & Reputational Risk Committee.

The Committee is currently comprised of the following members:

Senior Executive Committee

Chairman	Leonidas Fragkiadakis	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	General Manager, Group Chief Financial Officer (“CFO”)
Member	Nikos Christodoulou	General Manager, Group Chief Operating Officer (“COO”)
Member without voting right	Panos Dasmanoglou	General Manager- Group Chief Compliance & Corporate Governance Officer
Member without voting right	Georgios Triantafillakis	Assistant General Manager of Legal Services

The Committee is convened by its Chairman and meets regularly at least two times every calendar month and extraordinarily, whenever deemed necessary by its Chairman.

At the invitation of its Chairman, it is possible for General Managers as well as other Bank executives to attend the meetings of the Senior Executive Committee, the presence of which is deemed necessary, while in the event of discussion of risk management issues, the Assistant General Manager of Risk Management of the Bank and the Group and Chief Risk Officer participates in the meetings. Members’ short CVs have been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Management and Organizational structure/ Members).

The Committee members do not receive any remuneration for their participation in the Committee.

Asset and Liability Committee (ALCO)

ALCO was established in 1993. The Committee’s key purpose is to establish the Bank’s and its Group financial sector entities’ strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current regulatory framework and market conditions, as well as the risk limits set by the Bank. The Committee is currently comprised of the following members:

Asset and Liability Committee (ALCO)

Chairman	Leonidas Fragkiadakis	CEO
Deputy Chairman and Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Alexander Benos	Assistant General Manager, Group Risk Management Chief Risk Officer (“CRO”)
Member	Vasileios Kavalos	Assistant General Manager — Group Treasurer

The Committee convenes regularly once a month or extraordinarily, at the invitation of its Chairman.

At the invitation of its Chairman, it is possible for other executives of the Bank and the Group to attend its meetings.

The Committee members do not receive any remuneration for their participation in the Committee.

Executive Credit Committee

The Executive Credit Committee was established in 2008 and its purpose is the optimization and the sound operation of the risk taking limits. The Committee is comprised of the following members:

Executive Credit Committee

Chairman	Leonidas Fragkiadakis	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Kapotopoulos*	General Manager of Corporate Banking
Member	Alexander Benos	Assistant General Manager, Group Risk Management, CRO
Member	Ioannis Vagionitis	Assistant General Manager - Chief Credit Officer

* In the case of meetings where issues regarding corporate special assets are discussed, Mr. Constantinos Vossikas, Assistant General Manager of Corporate Special Assets, participates in the Committee.

The Committee convenes regularly at least two times every calendar month and extraordinarily, whenever deemed necessary by its Chairman.

The Assistant General Manager of Legal Services is invited and attends the meetings of the Committee.

The Chairman can invite other executives of the Bank and Group to attend, if necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

Disclosure and Transparency Committee

The Disclosure and Transparency Committee was established in 2003. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank, especially those included in the informative documents submitted to SEC, monitoring and submission of proposals for the improvement of the procedures carried out for the collection, assessment and timely disclosure of information required by the relevant legal framework, and generally for compliance with the legal and regulatory framework concerning the obligations for accurate and timely disclosure of information.

The Committee is comprised of the following members:

Disclosure and Transparency Committee

Chairman	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Nikos Christodoulou	General Manager, Group COO
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Panos Dasmanoglou	General Manager - Group Chief Compliance & Corporate Governance Officer
Member	Georgios Triantafillakis	Assistant General Manager of Legal Services
Member	Vasileios Kavalos	Assistant General Manager — Group Treasurer
Member	George Kaloritis	Assistant General Manager, Group Chief Audit Executive

Member	—	Assistant General Manager Group Finance*
Member	Alexander Benos	Assistant General Manager, Group Risk Management, CRO

*Mr Nikos Voutychtis was Assistant General Manager of Group Finance and member of the Committee until 12 February 2016 when he resigned from the Bank.

The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

The Chairman can invite other executives of the Bank and Group to attend if necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

Provisions and Write Offs Committee

The Committee was established in 2010. Its purpose is the decision making process on the provisions and write offs of NBG Group claims of any nature, which are considered by the Committee to be liable of a loss in value in accordance with the relevant “Provisions and Write Offs Policy” of NBG Group.

The Committee is comprised of the following members:

Provisions and Write Offs Committee

Chairman	Leonidas Fragkiadakis	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO

The Committee is convened at the invitation of its Chairman.

The Chairman can invite other executives of the Bank and Group to attend, if necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

Crisis Management Committee

The Crisis Management Committee was established in 2012 and is the supreme executive body with responsibilities over the Business Continuity Plan (“BCP”). The Committee acts upon every sudden and unforeseen change of conditions (relating to operational, business, environmental, personnel issues etc.), which can lead to a Crisis that may have strategic impact, and aims to effectively coordinate the actions necessary to deal with unforeseen situations which may jeopardize the smooth operation of the Bank. Specifically, it is in charge of informing, mobilizing and coordinating the Bank’s relevant units, taking into account the nature, extent and the size of the crisis; and solving problems that require immediate attention.

The Committee is comprised of the following members:

Crisis Management Committee

Chairman	Leonidas Fragkiadakis	CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Petros Fourtounis	Group Human Resources General Manager
Member	Nikos Christodoulou	General Manager, Group COO
Member	Panos Dasmanoglou	General Manager- Group Chief Compliance & Corporate Governance Officer
Member	Georgios Kaloritis	Assistant General Manager, Group Chief Audit Executive
Member		Assistant General Manager of Group Security*

* Mr Antonios Antonopoulos was Assistant General Manager of Group Security and member of the Committee until 11 April 2016 when he was appointed Executive Management Advisor.

The Committee is convened as deemed necessary at the invitation of its Chairman.

At the invitation of its Chairman and depending on the issues discussed, it is possible for General Managers, Assistant General Managers, the General BCP Coordinator as well as other Bank executives, the presence of which is deemed necessary, to attend the meetings of the Committee.

The Committee members do not receive any remuneration for their participation in the Committee.

Compliance & Reputational Risk Committee

The Compliance & Reputational Risk Committee was established in 2013. The Committee ensures the adequacy of the Bank’s and the Group’s controls that enable compliance with the regulatory framework as well as with the Policies of the Bank and the Group. Additionally, the Committee ensures that the management of reputational risk is in accordance with the risk appetite that has been approved by the Board of Directors and with the creation of long-term value for shareholders. It shall be noted that in accordance with internal Management Act, the Senior Executive Committee has competence to also discuss on issues under the competence of the Compliance and Reputational Risk Committee.

The Committee is composed of the following members:

Compliance & Reputational Risk Committee

Chairman	Leonidas Fragkiadakis	CEO
Deputy Chairman and Member	Panos Dasmanoglou	General Manager- Group Chief Compliance & Corporate Governance Officer
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Nikos Christodoulou	General Manager, Group COO
Member	Georgios Triantafillakis	Assistant General Manager of Legal Services
Member	Ioanna Katzilieri-Zour	Assistant General Manager of Group Marketing and Communications

The Committee is convened at least quarterly and ad hoc as deemed necessary at the invitation of its Chairman.

The Chairman can invite other executives of the Bank and Group to attend, if necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

E.            MAIN FEATURES OF THE INTERNAL CONTROL SYSTEM AND MANAGEMENT OF RISKS

Objectives of the Internal Control System

Aiming to ensure the good reputation and credibility of the Bank and the Group towards shareholders, customers, investors and the supervisory and other independent authorities, the Bank provides for the continuous enhancement of its Internal Control System (“I.C.S.”). The I.C.S. refers to the set of controls and processes that cover all activities on an ongoing basis and is designed to ensure that the Bank and the Group operate effectively.

The I.C.S. aims to achieve the following main objectives:

•                  Consistent implementation of the Group business strategy through the efficient use of available resources;

•                  Identification and management of the undertaken risks, including the operational risk;

•                  Completeness and reliability of data and information that are necessary for the accurate and timely determination of the Group’s financial position and the production of reliable financial statements filed to Greek and other authorities abroad;

•                  Compliance with the local and international institutional framework (e.g. Greek Law 3016/2002, Bank of Greece Governor’s Act No 2577/2006, Sarbanes Oxley Act) that governs the operation of the Bank and the Group, including internal regulations, IT systems and codes of ethics;

•                  Adoption of Corporate Governance best practices; and

•                  Prevention and avoidance of any errors and irregularities that may put at risk the reputation and the interests of the Bank, its shareholders and customers.

The Board, with the assistance of its Committees, in the context of the review of the corporate strategy and the significant business risks, adopts appropriate policies aiming to ensure an adequate and effective I.C.S. for the Bank and the Group. The Management is responsible for establishing and maintaining adequate controls and procedures, depending on the nature of activities and the undertaken risks, for assessing any I.C.S.’s deficiencies and finally undertaking the necessary corrective actions.

Risk Management Framework

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the European Banking Authority (“EBA”), the ECB, the Bank of Greece and the Hellenic Capital Markets Commission (“HCMC”), as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the Board Risk Committee (“BRC”) overseeing all risk management functions across the Group. All risk management units report to the NBG Group Risk Control and Architecture Division (“GRCAD”) and to the NBG Group Market and Operational Risk Management Division (“GMORMD”), which are supervised by the Chief Risk Officer. A separate compliance function, the Group Compliance and Corporate Governance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations. The Internal Audit—Inspection Division of the Bank and the Group (the “IAID”), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment (the detailed presentation of the Bank’s and the Group’s risk management framework is cited in the Notes to the Financial Statements — Note 4).

Regulatory Compliance and Corporate Governance

Within the context of appropriately incorporating the applicable Greek and EU legal and regulatory framework and best practices into the Group’s operation, Compliance Function, oversees all compliance matters, in line with the applicable Greek and EU regulatory framework and supervisory authorities’ decisions, as well as all Corporate Governance and Shareholder activities. In particular, the Function includes distinct Divisions under the supervision of the Group Chief Compliance and Corporate Governance, having competence over Corporate Governance, Corporate Social Responsibility Compliance, AML/CFT (Anti-Money Laundering/Counter-Terrorist Financing). The Compliance and Corporate Governance Functions continuously monitor developments in the applicable framework and best practices, each in their field of responsibility, and provide guidelines and support to the Bank Units and the Group Entities, while they monitor implementation of the applicable provisions. In that context, Compliance Function in 2016 continued to focus on the establishment of an adequate and effective compliance environment, in order to safeguard the reputation and credibility of the Bank and the Group against all stakeholders, including shareholders, customers, Supervisory and other Authorities.

In order to comply with the regulatory framework in force, the Bank has set up policies and procedures. The monitored areas include among others Corporate Governance, Anti-Money Laundering and Countering Financing of Terrorism (“AML/CFT”), Tax and other Public Authorities requests, Consumer Protection, Banking secrecy, Personal Data Protection etc.

Given the particular emphasis which the Group places in ensuring constant enhancement of corporate governance arrangements and practices applied, during 2016, the Group Compliance and Corporate Governance Division focused on adjustment of the Bank to the new legal and regulatory framework, as well as the obligations of the Bank that arise from the revision of the provisions of Greek Recapitalization framework. Specifically, corporate governance of the Bank was mainly affected by the amendments to Greek Law 3864/2010 , and the Amended Relationship Framework Agreement (“RFA”) dated 03 December 2015, that the HFSF and the Bank entered into.

Group Compliance and Corporate Governance Division supported the Board and its Committees throughout the process of Corporate Governance evaluation that took place in 2016 by the HFSF as well as throughout the process of recruitment and selection of new Directors, Board reconstitution and amendments in the Board Committees’ compositions.

Moreover, during 2016, Compliance and Corporate Governance developed the revised Policy for the annual evaluation of the Board of Directors and Board Committees, and assisted throughout the self-assessment process taking place during the year.

Further, in line with the abovementioned amendments in the applicable legal framework, the “Policy for the nomination of candidates to the NBG Board of Directors” was updated in order to incorporate the new criteria that should be met by the members of Board and its Committees, while also the Compliance and Corporate Governance Function assisted in the revision of Board Committee Charters to incorporate developments of the applicable framework.

In addition, following the update of the Bank’s Code of Ethics at the end of 2015, the Group companies also adopted or reviewed their Codes of Ethics, following relevant guidance by the Group Compliance and Corporate Governance Division.

The Group Compliance and Corporate Governance Division also proceeded with informing the Board Corporate Governance and Nominations Committee and the Board Risk Committee in developments in the regulatory framework, while it also briefed the Audit Committee on related parties’ transactions.

Additionally, Group Compliance and Corporate Governance also provided support to the competent Divisions of the Bank and proceeded to actions regarding changes in policies and procedures related to market abuse legislation, disclosures of participations in the share capital of the Bank, compliance with EU and national legislation to reform statutory audit and implementation of the non—financial information disclosure in the management report.

In the context of constant adjustment to developments in the surrounding environment and striving to further strengthen the Group corporate social responsibility framework, during 2016, incorporation of international standards in the field of social and environmental management at Group level has already been initiated.

Concerning Non-Performing Loans/Exposures (NPLs/NPEs), it shall be especially noted that in recent years there has been development of new legislative framework and issuance of regulatory provisions set by the Bank of Greece and regarding NPL/NPE management. Moreover, specific Key Performance Indicators (KPIs) were determined by the SSM and are monitored regularly that must be met by NBG for the reduction of NPEs over the next three years. Aiming to achieve the Bank’s compliance with the new regulatory framework, Group Compliance and Corporate Governance provided appropriate advice and guidance to the competent Units for the alignment of the Bank to the new regulatory framework (e.g. revised Code of Conduct under Greek Law 4224/2013, new framework for establishing and operating credit servicing or credit acquiring firms etc.).

Finally, the Compliance Function continued to systematically follow and monitor developments and compliance in accordance with the applicable framework, while in parallel also being involved in the submission of a series of regular and ad hoc reports to supervisory Authorities and constituting the point of contact and liaison between the Authorities and the Bank.

Management of risks relating to the process of financial statements preparation

Management is responsible for the preparation and fair presentation of the Bank and Group financial statements in accordance with the International Financial Reporting Standards (“IFRS”) and for such internal controls over financial reporting (“ICFR”) as Management determines are necessary to enable the preparation of these financial statements that are free from material misstatement, whether due to fraud or error.

The Bank’s Audit Committee is responsible for the oversight and the annual evaluation of the adequacy and effectiveness of the Group I.C.S. based on reports submitted by the GIAID, the GCD, the Group SOX Unit and the external auditors. The Audit Committee monitors the process of the financial statements preparation in accordance with the IFRS and the accounting principles generally accepted in the United States of America (“US GAAP”), and reports to the Board. Furthermore, the Audit Committee monitors the progress of the corrective actions undertaken in the context of I.C.S. including ICFR.

The GIAID is administratively independent from other Bank’s and Group’s units. The Chief Internal Auditor is appointed or dismissed exclusively by the Bank’s Board, based on the recommendation of the Audit Committee and the Bank’s CEO. The appointment or dismissal of the Chief Internal Auditor is communicated to the Bank of Greece and the HCMC. The Chief Internal Auditor reports periodically on the GIAID’s activities directly to the Audit Committee and to the Bank’s Board, through the Audit Committee. The GIAID performs systematic assessment in order to evaluate the adequacy and effectiveness of Bank’s and the Group’s governance, risk management and control as these are devised and maintained by the Board and Management.

As part of the audit of the financial statements prepared by management in accordance with IFRS, the external auditor communicates to the Audit Committee the significant deficiencies identified in internal control, in accordance with International Standards on Auditing.

Assessment of Internal Controls over Financial Reporting

Management performs an annual risk-based assessment of the effectiveness of the Group ICFR for US GAAP purposes and in compliance with the Sarbanes Oxley Act, as a result of the Bank being registered with the United States of America Securities and Exchange Commission (“SEC”). More specifically, for the preparation of financial statements in accordance with US GAAP and in compliance with SOX, Management performs annual assessment of the effectiveness of the Group’s ICFR, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - 2013 Integrated Framework (COSO). The results of the assessment are included in the Annual Report 20-F filed with the SEC. The assessment is conducted by the Group SOX Unit and concerns the review of the effectiveness of the control mechanisms that are addressing the risks of material misstatements on a Group level.

Assessment of disclosure controls and procedures

In the same context, the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer, with the participation of the Group entities’ management, perform an evaluation of the effectiveness of the disclosure controls and procedures of the Group and present the conclusions in the Annual Report 20-F which is filed with the SEC. Disclosure controls and procedures are defined as those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in reports submitted under the US Securities Exchange Act of 1934 is properly recorded, processed, summarized and reported in a timely manner.

The Bank’s Disclosure and Transparency Committee is informed about any significant deficiencies or material weaknesses which may be identified during the annual assessment of ICFR and the disclosure controls and procedures described above. Any material weakness identified, is disclosed to the SEC following the approval of the Disclosure and Transparency Committee. The Bank’s Audit Committee is informed of the decisions of the Disclosure and Transparency Committee.

For fiscal year 2016, the Management’s evaluation of the disclosure controls and procedures and the ICFR for the preparation of financial statements in accordance with US GAAP is expected to complete when the 20-F Annual Report will be filed with the SEC and the relevant report and certifications will be included therein. The 20-F Annual Report will be posted on Bank’s internet site www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Athens, 30 March 2017
THE CHIEF EXECUTIVE OFFICER

LEONIDAS E. FRAGKIADAKIS

Appendix for alternative performance measures

The definitions of NBG’s Group selected figures (rations/measures) are presented in the table below:

Adjusted loans

The Group defines “adjusted loans” or “adjusted loans and advances to customers”, as loans and advances to customers excluding the amortizing 30 year loan to the Hellenic Republic with a carrying amount of €6.2 billion maturing in September 2037. Group’s Adjusted loans amounted to €35,470 million (domestic: €31,728 million) as at 31 December 2016 and €36,812 million (domestic: €32,990 million), as at 31 December 2015, respectively. The allowance for impairment on loans and advances to customers did not include any amount relating to the above loan.

Common Equity Tier 1 (“CET1”) ratio	CET1 capital, as defined by Regulation No 575/2013 and based on the transitional rules over RWAs.

CET1 ratio on a CRD IV fully loaded basis	CET1 capital as defined by Regulation No 575/2013 without the application of the transitional rules over RWAs.

Core Income	Net Interest Income (“NII”) + Net fee and commission income + Earned premia net of claims and commissions.

Core Pre-Provision Income (“core PPI”)	Core Income less operating expenses.

Cost-to-Core Income ratio	Operating expenses over core Income.

Group deposits	Refers to Due to customers.

Interest earning assets

Interest earning assets include all assets with interest earning potentials and includes cash and balances with central banks, due from banks, financial assets at fair value through profit or loss (excluding Equity securities and mutual funds units), loans and advances to customers and investment securities (excluding Equity securities and mutual funds units).

Loans-to-Deposits Ratio	Net adjusted loans and advances to customers over due to customers, at period end.

Net Interest Margin	Net interest income over average interest earning assets.

Non-Performing Exposures (“NPE”)

Non-performing exposures are defined according to EBA ITS technical standards on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria:
a) Material exposures which are more than 90 days past due
b) The debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due.

NPE ratio	NPEs divided by adjusted loans before allowance for impairment at the end of the period.

NPE Coverage Ratio	Allowance for impairment for loans and advances to customers divided by NPE, at period end.

Non-Performing Loans (“NPLs”)	Loans and advances to customers that are in arrears for 90 days or more.

Operating Expenses	Personnel expenses+ General, administrative and other operating expenses (“G&As”) + Depreciation and amortisation on investment property, property & equipment and software & other intangible assets.

Risk Weighted Assets (“RWAs”)	Assets and off-balance-sheet exposures, weighted according to risk factors based on Regulation (EU) No 575/2013.

90 Days Past Due Formation	Net increase / (decrease) of adjusted loans and advances to customers in arrears for 90 days or more, before write-offs and after restructurings.

90 Days Past Due Coverage Ratio	Allowance for impairment for loans and advances to customers divided by adjusted loans and advances to customers more than 90dpd at the end of the period.

90 Days Past Due Ratio	Adjusted loans more than 90 days past due divided by adjusted loans before allowance for impairment at the end of the period.

The Directors’ report contains financial information and measures as derived from the Groups and the Bank’s financial statements for the period ended 31 December 2016 and 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as endorsed by the EU. Additionally, it contains financial data which is compiled as a normal part of our financial reporting and management information systems. For instance, financial items are categorized as foreign or domestic on the basis of the jurisdiction of organization of the individual Group entity whose separate financial statements record such items.

Moreover, it contains references to certain measures which are not defined under IFRS, including “adjusted loans”, “pre-provision income” (“PPI”), “net interest margin,” “cost of risk” and others, as defined above. These measures are non-IFRS financial measures. A non-IFRS financial measure is a measure that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Group believes that the non-IFRS financial measures it presents allow a more meaningful analysis of the Group’s financial condition and results of operations. However, the non-IFRS financial measures presented are not a substitute for IFRS measures.

Supplementary Report

for the period ended 31 December 2016

Supplementary Report

To the Annual General Meeting of Shareholders

of National Bank of Greece

Pursuant to article 4 of Greek Law 3556/2007

Pursuant to article 4 of Greek Law 3556/2007, listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ supplementary report to the General Meeting of Shareholders contains the required additional information.

A) Share capital structure

The Bank’s share capital on 31 December 2016 amounted to €2,744,145,458.10 and is divided into 9,147,151,527 common shares of a nominal value of €0.30 each.

The Bank’s shares are listed for trading on the Athens Exchange (ATHEX). National Bank of Greece shares used to also be listed on the New York Stock Exchange (“NYSE”) in the form of American Depositary Receipts (“ADRs”). On 27 November 2015 NYSE Regulation Inc. determined that NBG’s shares were no longer suitable for listing based on abnormally low price levels of NBG’s Common share ADRs, pursuant to Section 802.01d of the NYSE listed company manual, defining as such a price level of USD 0.15 per ADR. As a result, NYSE Regulation Inc. commenced delisting procedures which followed an immediate suspension of the ADR trading. The ADR currently trades at the Over the Counter (“OTC”) market, while NBG maintains an option to relist the ADR in the future.

The rights of the shareholders of the Bank, arising from each share, are at first proportional to the percentage of the share capital to which they correspond. Each share carries the rights stipulated by law and the Articles of Association, with the reservation of the rights of 134,819,987 dematerialized ordinary shares held by HFSF, falling under the restrictions of article 7a par. 2 of Greek Law 3864/2010. In particular:

1. The following rights arise out of the 9,012,331,540 ordinary shares (corresponding to an amount of €2,704 million or 98.53% of the Bank’s total share capital) of which 3,559,869,160 owned by HFSF (corresponding to an amount of €1,068 million or 38.92% of the Bank’s total share capital):

•                  The right to participate in and vote at the General Meeting of Shareholders.

•                  The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the distributable profits (at the parent company level) following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20.0% of the paid up share capital of a subsidiary company of the Bank pursuant to Codified Law 2190/1920, art. 45, par. 2 currently in force. In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force. This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of the Bank’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within two(2) months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favour of the Greek state.

•                  The preemptive right to each share capital increase in cash and issue of new shares.

•                  The right to receive a copy of the Bank’s financial statements and of the certified public accountants’ report and the Board of Directors’ report.

•                  The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association).

2. The 134,819,987 common shares held by HFSF (corresponding to an amount of €40 million or 1.47% of the Bank’s total share capital) according to the Article 7a par. 2 of the Greek Law 3864/2010, give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Codified Law 2190/1920 on “Sociétés Anonymes”. Specifically, in order to calculate quorum and majority at the General Meeting, these shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations in case it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation or which are described in the RFA between the Bank and the HFSF.

Moreover, the common shares held by HFSF provide also, as the common shares held by other private investors, dividend rights, pre-emptive right in case of share capital increase and the right to receive a copy of the financial statements and auditors’ reports, as mentioned above.

Furthermore, these common shares provide the HFSF representative to the Bank’s Board of Directors, the following rights under the Greek Law 3864/2010, as in force:

1.              The right to request convening of the General Meeting of the Shareholders within the deadlines provided by Greek Law 3864/2010, as in force.

2.              Veto power over any decision taken by the Board of Directors:

i.                  Regarding the distribution of dividends and the remuneration policy concerning the Chairman, the CEO as well as other members of the Board of Directors, the General Managers and their deputies; or

ii.               If the decision in question could seriously jeopardize the interests of depositors or seriously affect the Bank’s liquidity or solvency or its overall sound and smooth operation (such as business strategy, management of assets and liabilities, etc.)

iii.            Related to corporate actions of paragraph 3 of article 7A of Law 3864/2010, meaning decisions regarding charter modifications, including capital increase or reduction or providing proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, material asset transfers, including sales of subsidiaries, or any other matters that requires an increased majority as explicitly provided in Greek Law 2190/1920 on Sociétés Anonymes, which might substantially influence the Fund’s participation at the share capital of the credit institution.

3.              The right to request an adjournment of any meeting of the Bank’s Board of Directors for three (business) days, in order to receive instructions from the HFSF Executive Board. This right may be exercised until the end of the Board of Directors’ meeting.

4.              The right to request convocation of the Board of Directors.

5.              The right to approve the appointment of the Chief Financial Officer.

While exercising the aforementioned rights to the Bank’s Board, the HFSF Representative shall respect the Bank’s business autonomy. Finally, for the purposes of Greek Law 3864/2010, as in force, the HFSF has free access to the Bank’s books and records with employees or with consultants of its choice.

Finally, given the participation of the International Finance Corporation (“IFC”) and the European Bank for Reconstruction and Development (“EBRD”) in the Bank’s share capital increase completed in December 2015, the IFC holds 66,666,667 shares of the Bank, i.e. a 0.7%  percentage over total share capital and the EBRD holds 166,666,666 shares, i.e. 1.8% over total share capital, and the Bank has signed an agreement with each organization which remains in force while shares of the Bank are held by the two organizations. As part of the agreements, IFC and EBRD are able to each propose a candidate Board member, which could be elected to sit on the Board, subject to applicable law, the Bank’s relevant internal policies and shareholders’ approval. Further, the said agreements include representations, warranties and covenants as regards the Bank’s compliance with applicable legislation concerning indicatively anti-money laundering, anti-corruption, and environmental and social management. The agreements prescribe that the Bank and Group companies defined therein shall comply with the Performance Standards and Performance Requirements of the IFC and EBRD according to the particular requirements outlined within the agreements. Finally, based on the agreements, the Bank is required to provide annual reports to the two organizations, mainly concerning its environmental and social management system.

B) Restrictions on transfers of the Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions, except for the 134,819,987 ordinary shares held by HFSF (out of total 3,559,869,160 shares) which are subject to the provisions of article 8 of Greek Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

In particular, according to article 8 of Greek Law 3864/2010, HFSF decides on the way and procedure for disposing its 134,819,987 shares at a time it deems appropriate and in any case within five years from the commencement in force of the Greek Law 4340/2015 and in compliance with state aid rules. By decision of the Minister of Finance, following a recommendation by the HFSF, the above time limit may be extended. The disposal may take place gradually or one-off, at HFSF’s discretion, so long as all shares are disposed of within the time limits prescribed by the law. The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law. In order to reach a decision on disposal, the HFSF General Council shall receive a relevant report from an independent and adequately experienced financial consultant, which shall include appropriate information in line with article 8 of Greek Law 3864/2010 as in force. Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants (for further details see following section F) NBG Shareholders’ agreements), HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7 — 11 of Article 3 of Cabinet Act 38/2012.

C) Significant direct and indirect holdings as per Greek Law 3556/2007

As of 31 December 2016, there are no significant direct or indirect holdings as per Greek Law 3556/2007, i.e. of a direct or indirect participation percentage higher than 5.0% of the aggregate number of the Bank’s ordinary shares, except for the 3,694,689,182 ordinary dematerialised registered shares with voting rights held by HFSF following the Bank’s recapitalization in 2013 and 2015, of which 134,819,987 falling under the restrictions of article 7a par. 2 of Greek Law 3864/2010.

D) Shares with special control rights

There are no shares with special control rights with the following exceptions.

According to the stipulations of article 10 par. 2 of Greek Law 3864/2010, as amended and in force, HFSF has since 11 June 2012 a representative to the Bank’s Board of Directors, with the abovementioned rights of Greek Law 3864/2010.

In particular, the objective of the HFSF according to Greek Law 3864/2010, as amended and in force, is to contribute to the maintenance of the stability of the Greek banking system, for the sake of public interest.

In pursuing its objective, the HFSF should, among others, (i) monitor and assess how credit institutions, to which capital support is provided by the HFSF, comply with their restructuring plans, (ii) exercise its shareholding rights in compliance with the rules of prudent management of its assets and in compliance with State aid and Competition rules of the European Union, (iii) ensure that the Bank operates on market terms, and (iv) that in due time the Bank returns to private ownership in an open and transparent manner.

For the purpose of accomplishing the aforementioned, the Bank and HFSF entered into a Relationship Framework Agreement (“RFA” or the Agreement”) dated 10 July 2013 (the initial RFA). Furthermore, in view of the capital injected to the Bank, as a result of the recapitalization, which was completed in December 2015, and in order for the HFSF to fulfill its objectives under Greek Law 3864/2010, as in force, exercise its rights and obligations and comply with the commitments undertaken through the Financial Assistance Facility Agreement(12) (“FFA”) and the Memorandum of Understanding(13) (“MoU”), the HFSF and the Bank entered into the new RFA dated 3 December 2015, which amended the initial RFA.

The RFA determines the relationship between the Bank and the HFSF and the matters related with, amongst others, (a) the corporate governance of the Bank, (b) the Restructuring Plan and its monitoring, (c) the monitoring of the implementation of the Bank’s Non-Performing Loans (NPLs) management framework and of the Bank’s performance on NPL resolution. In addition to that, the Agreement deals with (d) the Material Obligations and the switch to full voting rights, (e) the monitoring of Bank’s actual risk profile against the approved Risk and Capital Strategy (f) the HFSF’s consent for Material Matters, (g) Material Litigation and Proceedings concerning the Bank, and (h) the duties, rights and obligations of HFSF’s Representative in the Board.

Moreover, the RFA mentions that subject to its provisions, the applicable Law and the Charter Documents, the Bank’s decision making bodies will continue to determine independently, amongst others, the Bank’s commercial strategy and policy in compliance with the Restructuring Plan and the decisions on the day-to-day operation of the Bank will continue to rest with the Bank’s competent bodies and officers, as the case may be, in accordance with their statutory, legal and fiduciary responsibilities.

Furthermore, under the RFA, the Bank shall provide HFSF with all information and data concerning the Bank Group and related matters that the HFSF reasonably deems necessary in order to safeguard its assets, monitor the Bank’s implementation of the Restructuring Plan and to exercise its statutory rights and obligations, as well as the Contractual Obligations. In the context of efficient implementation of the RFA, the Bank and the HFSF shall cooperate effectively. Bank’s and the HFSF’s officers shall meet periodically and work collaboratively as part of the monitoring process of the Bank’s Restructuring Plan in accordance with Clause 2.3 of the RFA. The HFSF’s Executive Board and the Bank’s Executive Committee members shall meet at least once per quarter while the Bank’s management (including the Chief Financial Officer, the Chief Risk Officer, Head of Strategy, depending on the items of the agenda) and the HFSF’s Directors and Portfolio Manager shall meet at least once per month.

In addition to the above, the HFSF Representative to the Bank’s Board of Directors is appointed as a member in all Board Committees, while the RFA also provides for the appointment of an HFSF Observer (with no voting rights) at the Board and all Board Committees.

Further, the revised RFA foresees among others that:

•                  The Bank shall at each time adopt and apply a corporate governance structure that ensures the implementation of the Agreement, compliant at any time with the requirements of the Law, the Contractual Obligations and the Restructuring Plan.

•                  Provide to the HFSF the documents, as required, in order to ensure the effective monitoring of the implementation of the Restructuring Plan and the Non-Performing Loans (“NPL”) management framework, to effectively allow the HFSF to perform its statutory role.

•                  If the Bank has engaged, prior to the signing of the RFA, an external audit firm for more than five years, the Bank should replace the audit firm. The new engagement contracts should not exceed five years. As of the financial year of 2016 the Bank shall rotate

(12)  The agreement signed on 19 August 2015 by and between the European Stability Mechanism (“ESM”), the Hellenic Republic, the Bank of Greece and the HFSF.

(13)  Means the memorandum signed on 19 August 2015 between the ESM, on behalf of the European Commission, the Hellenic Republic and the Bank of Greece.

its statutory audit firm after five consecutive years at a maximum.

•                  In case of any actual or reasonably foreseeable adverse deviations in the Group’s performance and risk profile, relative to the base scenario of the Restructuring Plan, or relative to the budget, or with respect to the Risk and Capital Strategy if adverse deviations have already been approved by the HFSF through the approval of the budget, the Board should promptly submit its recommended corrective strategic actions to the HFSF for its review and consent.

•                  Performance against the Restructuring Plan as well as progress on key initiatives undertaken by the Bank (e.g. Divestments, Integrations, etc.) will be performed as follows:

i.           Regular meetings between the Bank’s management and the HFSF.

ii.        A formal monitoring review of performance against the Restructuring Plan or relative to the budget, if adverse deviations have already been approved by the HFSF through the approval of the budget, will be conducted on a quarterly basis, in line with the Bank’s results reporting cycle. For the purpose of the monitoring reviews, the Bank will provide the HFSF with a report on its financial and business performance against the Restructuring Plan or relative to the budget, if adverse deviations have already been approved by the HFSF through the approval of the budget quarterly targets, clearly highlighting performance to date vs. restructuring plan targets as well as vs. budget, key initiatives and expected impact for the next 4 quarters rolling and identifying any adverse deviations from the targets and associated corrective measures /initiatives, which must be approved by the HFSF.

•                  The HFSF will monitor and evaluate the performance of the Bank’s BoD and its Committees.

•                  The Bank will inform in writing the HFSF as soon as it executes a non-binding agreement /MOU for the sale of (or receives any proposal from third parties for the acquisition of) a subsidiary of the Bank, or part of its business.

•                  The Board should conduct a self-assessment exercise on an annual basis not only as a whole, as per current legislation but also for each of its Committees. The results of this evaluation should be disclosed in the Annual Report on Corporate Governance.

•                  The Board should approve the following policies and amendments thereof: the Bank’s Group Strategy, Policy and Governance regarding the management of its Arrears and Non-Performing Loans, conflict of Interest policy, related party transactions policy, provisioning & write off policy, sponsorship/donation policy, outsourcing policy, Board / Committees self-assessment policy.

According to the provisions of the RFA, the HFSF Representative in the Board of Directors has the following rights:

i.                  To request the Board to convoke the General Assembly of Shareholders or to include items on the agenda to be discussed at a General Assembly to be convoked by the Board. The request regarding the convocation of the General Assembly shall be addressed to the Chair of the Board in writing and shall include the proposed items on the agenda. The Board shall have the obligation to convoke the General Meeting upon respective request of the HFSF Representative. Furthermore, the Board shall have the obligation to include the proposed items in the respective invitation for the convocation of the General Meeting.

ii.               To request that the Board is convened within the next seven (7) calendar days from the HFSF’s Representative written request to the Chair of the Board. The relevant request shall be addressed to the Chair of the Board in writing and include the proposed items on the agenda. If the Chair of the Board does not proceed to the convocation of the Board within the above deadline or does not include all the proposed items in the invitation, then the HFSF Representative shall be entitled to convoke the Board within five (5) days as of the expiry of the above seven (7) days period. Such invitation shall be notified to all the members of the Board.

iii.            To include items in the agenda of a scheduled Board meeting, including any item which may be related to any entity of the Group. For this purpose, HFSF Representative will submit in writing to the Chair of the Board the desired additional items on the agenda at least two (2) business days prior to the date of the Board meeting. The Chair of the Board must include these items in the agenda of the scheduled Board meeting.

iv.           To request an adjournment of any meeting of the Board or the discussion of any item up to three (3) business days, if they find that the material, data or information and the supporting documents submitted to the HFSF pursuant to the items of the agenda of the forthcoming Board meeting are not sufficient.

v.              To approve the Bank’s Chief Financial Officer.

The HFSF has the right to perform/order field reviews and ad hoc audits with the participation of experts and or external auditors appointed by the HFSF, in order to fulfill its contractual obligations under the RFA. The HFSF shall have free access to the Bank’s books and records for the purposes of Greek Law 3864/2010 as in force, with employees and/or consultants of HFSF’s choice in order to ensure the effective exercise of the HFSF rights under the said Law, including monitoring of the implementation of the Restructuring Plan.

Finally, given the participation of the IFC and the EBRD in the Bank’s share capital increase completed in December 2015, as mentioned under section A) above, the Bank has signed an agreement with each organization which remains in force while shares of the Bank are held by the two organizations. As part of the agreements, IFC and EBRD are able to each propose a candidate Board member, which could be elected to sit on the Board, subject to applicable law, the Bank’s relevant internal policies and shareholders’ approval, while the agreements also include representations, warranties and covenants as mentioned under section A) above.

E) Restrictions to voting rights

There are no restrictions to voting rights attached to the Bank’s ordinary shares, except for the restrictions on ordinary shares held by HFSF which are subject to the provisions of article 7a par. 2 of Greek Law 3864/2010, as abovementioned.

F) NBG Shareholders’ agreements

Referring to shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights arising from the Bank’s shares, HFSF, according to Greek Law 3864/2010 and article 3 of Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on 26 June 2013 245,779,626 warrants granted to private investors participating in the capital increase of the Bank that took place in 2013, according to Greek Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Exchange began on 27 June 2013.

In particular, warrants are transferable securities with no restrictions concerning their transfer. Each warrant incorporates the right of its holder to purchase HFSF shares, the corresponding number of which is determined based on the provisions of Cabinet Act 38/2012, while relevant terms are adjusted in case of corporate actions according to the provisions of the relevant legal and regulatory framework. In line with Cabinet Act 43/2015 which amended Cabinet Act 38/2012, the warrants exercise terms and conditions were adjusted in 2015, to each warrant incorporating the right of its holder to purchase from HFSF 0.54861592129144 shares, acquired by HFSF due to its participation in the above capital increase of Bank, while based on Cabinet Act 43/2015 the exercise prices applying to each exercise period were also adjusted in 2015. The warrants do not provide voting rights to holders or owners thereof.

The call options embedded in the warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Exchange at least 10 days prior to each date of exercise of the warrants. The last exercise date (27 December 2017) is the date of expiry of the warrants.

After 36 months from the issuance of the warrants, HFSF may, under certain conditions, transfer the underlying common shares to third parties without any compensation being owed to holders of warrants that decide not to acquire those shares.

After the end of the seventh exercise period (27 December 2016), the warrants currently remaining in force are 245,745,661, whereas the shares of the Bank upon which they are attached and which are held by HFSF are 134,819,987.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors, as well as for amendments to the Articles of Association are in alignment with the corresponding provisions of the Codified Law 2190/1920. Relevant provisions regarding the appointment and replacement of Board members are included in the Corporate Governance Code and the Charter of the Corporate Governance and Nominations Committee that were updated in 2015 and 2014 with a view to incorporate changes in the regulatory framework (especially Greek Law 4261/2014, which transposed CRD IV into Greek law), to further adopt international best practices, as well as to better reflect the Bank’s organizational structure. It is noted that the Bank’s Corporate Governance Code and the Charter of the Corporate Governance and Nominations Committee will be further revised within 2017, as deemed appropriate, in accordance with regulatory developments in national and European law concerning corporate governance.

In the context of the recapitalization of the Greek banks and specifically pursuant to the provisions of Greek Law 3864/2010, as currently in force, and Cabinet Acts 15/2012 and 38/2012, and following the contribution on 28 May 2012 to the Bank by HFSF of EFSF bonds as an advance for the participation in the Bank’s future share capital increase, HFSF, pursuant to the Presubscription Agreement dated 28 May 2012 and executed by the Bank, HFSF and EFSF, as amended and restated on 21 December 2012, has a Representative to the Bank’s Board of Directors, who has the rights provided by Greek Law 3864/2010 and the terms of the Relationship Framework Agreement, as in force.

Finally, given the participation of the IFC and the EBRD in the Bank’s share capital increase completed in December 2015, as mentioned under section A) above, the Bank has signed an agreement with each organization which remains in force while shares of the Bank are held by the two organizations. As part of the agreements, IFC and EBRD are able to each propose a candidate Board member, which could be elected to sit on the Board, subject to applicable law, the Bank’s relevant internal policies and shareholders’ approval.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

Issue of new shares

Pursuant to the provisions of Codified Law 2190/1920 Article 13 par. 1, by General Meeting resolution, subject to the publication requirements provided for under Codified Law 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association, the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed from the General Meeting, each time for a period of up to 5 years.

On 19 June 2015, the Annual General Meeting of shareholders approved authorization for the Board of Directors to increase the Bank’s share capital, as per Article 13 of Codified Law 2190/1920 and/or arrange the issue of convertible bond loans, as per Article 3a of Codified

Law 2190/1920 and Article 5 of the Bank’s Articles of Association, up to the total paid-up share capital of the Bank as at the time of the General Meeting as regards the share capital increase, i.e. €2,413,736,838.60, and up to 50% of the total paid-up share capital of the Bank as at the time of the General Meeting as regards convertible bond loans, i.e. 1,206,868,419.30. The Meeting authorized the Board to decide at its discretion the detailed terms of such increase and/or issue of bond loans, subject to the provisions of law.

Stock options

Regarding the warrants of Cabinet Act 38/2012 referred to above, the aforementioned provisions apply.

In accordance with Codified Law 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Program may be launched for the management and staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Currently, there are no active Stock Options Programs.

Purchase of own shares

Article 16 of Codified Law 2190/1920, prescribes provisions for the acquisition of own shares, pursuant to a General Meeting resolution. However, pursuant to the restrictions imposed by article 16C of Greek Law 3864/2010 during the period of HFSF participation in the capital of the Bank, it is prohibited for the Bank to purchase own shares without HFSF approval.

During 2016, National Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 150,099,503 and disposed of 149,689,971 of the Bank’s shares at the amount of €34 million and €34 million respectively. On 31 December 2016, the Bank did not hold any own shares, while NBG Securities S.A., held 2,410,995 own shares corresponding to 0.03% of the Bank’s total share capital.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no significant agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers (General Managers and Assistant General Managers) the Bank reserves the right for groundless termination of their fixed-term employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract. Especially as to the Executive Members of the Board of Directors, may not exceed the salaries of six (6) months.

Athens, 30 March 2017

THE CHIEF EXECUTIVE OFFICER

LEONIDAS E. FRAGKIADAKIS

TRANSLATION

Independent Auditor’s Report

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Report on the Audit of the Separate and Consolidated Financial Statements

We have audited the accompanying separate and consolidated financial statements of “National Bank of Greece S.A.” (the “Bank”) and its subsidiaries (the “Group” as a whole), which comprise the separate and consolidated statement of financial position as of 31 December 2016, and the separate and consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Separate and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these separate and consolidated financial statements in accordance with International Financial Reporting Standards as endorsed by the European Union, and for such internal controls as management determines are necessary to enable the preparation of separate and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these separate and consolidated financial statements based on our audit.  We conducted our audit in accordance with the International Standards on Auditing, that have been transposed into the Greek law (Official Government Gazette /B’/2848/23.10.2012).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the separate and consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate and consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the separate and consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the separate and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate and consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying separate and consolidated financial statements present fairly, in all material respects, the financial position of the Bank and the Group as of 31 December 2016 and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as endorsed by the European Union.

Emphasis of Matter

We draw attention to the disclosures made in note 2.2 to the separate and consolidated financial statements, which refer to the material uncertainties associated with the current economic conditions in Greece and the ongoing developments that may affect access to certain liquidity facilities and could adversely affect the Bank’s and the Group’s going concern assumption.  Our opinion is not qualified in respect of this matter.

Report on Other Legal and Regulatory Requirements

Taking into consideration that management is responsible for the preparation of Board of the Directors’ Report which also includes the Corporate Governance Statement, according to the provisions of paragraph 5 of article 2 (part B) of Law 4336/2015 we note the following:

a)The Board of Director’s Report includes a Corporate Governance Statement which provides the information required by the article 43bb of Greek Codified Law 2190/2920.

b)In our opinion, the Board of Director’s Report has been prepared in accordance with the applicable legal requirements of article 43a and 107A and paragraph 1 (cases c and d) of article 43bb of Greek Codified Law 2190/2920 and its content is consistent with the accompanying separate and consolidated financial statements for the year ended 31 December 2016.

c)Based on the knowledge we obtained during our audit of National Bank of Greece S.A. and its environment, we have not identified any material inconsistencies in the Board of Director’s Report.

Athens, 30 March 2017

The Certified Public Accountant

Alexandra Kostara

Reg. No. SOEL: 19981

Deloitte. Certified Public Accountants S.A.

3a Fragoklissias & Granikou Str.

151 25 Maroussi

Reg. No. SOEL: E 120

Statement of Financial Position

as at 31 December 2016

		Group		Bank
€ million	Note	31.12.2016	31.12.2015	31.12.2016	31.12.2015
			As restated		As restated
ASSETS
Cash and balances with central banks	17	1,501	2,208	844	1,130
Due from banks	18	2,227	2,799	2,579	2,927
Financial assets at fair value through profit or loss	19	1,879	2,486	1,851	2,126
Derivative financial instruments	20	4,482	4,077	4,466	4,074
Loans and advances to customers	21	41,643	45,375	38,166	39,750
Investment securities	22	12,882	16,117	10,207	13,457
Investment property	23	869	869	6	6
Investments in subsidiaries	45	—	—	2,543	2,861
Equity method investments	24	7	16	7	7
Goodwill, software and other intangible assets	25	137	147	108	113
Property and equipment	26	1,286	1,325	256	249
Deferred tax assets	27	5,078	5,096	4,906	4,906
Insurance related assets and receivables	28	515	601	—	—
Current income tax advance		596	579	558	545
Other assets	29	1,704	1,713	1,456	1,367
Non-current assets held for sale	30	3,725	27,767	315	3,556
Total assets		78,531	111,175	68,268	77,074

LIABILITIES
Due to banks	31	18,188	25,166	18,389	25,240
Derivative financial instruments	20	5,169	4,806	5,166	4,803
Due to customers	32	40,459	42,959	37,326	36,868
Debt securities in issue	33	536	1,106	—	826
Other borrowed funds	34	137	146	258	—
Insurance related reserves and liabilities	35	2,207	2,226	—	—
Deferred tax liabilities	27	6	9	—	—
Retirement benefit obligations	12	269	273	255	258
Current income tax liabilities		11	10	—	—
Other liabilities	36	963	1,007	777	764
Liabilities associated with non-current assets held for sale	30	2,999	23,643	—	—
Total liabilities		70,944	101,351	62,171	68,759

SHAREHOLDERS’ EQUITY
Share capital	38	2,744	2,744	2,744	2,744
Share premium account	38	13,866	13,866	13,863	13,863
Less: treasury shares	38	(1)	(1)	—	—
Reserves and retained earnings	40	(9,707)	(6,577)	(10,510)	(10,321)
Amounts recognised directly in equity relating to non-current assets held for sale	30	5	(2,962)	—	—
Contingent convertible securities	38	—	2,029	—	2,029
Equity attributable to NBG shareholders		6,907	9,099	6,097	8,315

Non-controlling interests	41	680	725	—	—
Total equity		7,587	9,824	6,097	8,315

Total equity and liabilities		78,531	111,175	68,268	77,074

Athens, 30 March 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 66 to 178 form an integral part of these financial statements

Income Statement

for the period ended 31 December 2016

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Continuing Operations
Interest and similar income		2,124	2,381	1,861	2,118
Interest expense and similar charges		(342)	(616)	(307)	(601)
Net interest income	6	1,782	1,765	1,554	1,517

Fee and commission income		296	296	231	223
Fee and commission expense		(104)	(252)	(95)	(242)
Net fee and commission income	7	192	44	136	(19)

Earned premia net of reinsurance		499	469	—	—
Net claims incurred		(423)	(381)	—	—
Earned premia net of claims and commissions	8	76	88	—	—

Net trading income / (loss) and results from investment securities	9	(115)	(74)	(174)	(3)
Net other income / (expense)	10	129	(43)	253	(65)
Total income		2,064	1,780	1,769	1,430

Personnel expenses	11	(736)	(762)	(577)	(590)
General, administrative and other operating expenses	13	(324)	(342)	(276)	(279)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(109)	(111)	(70)	(70)
Credit provisions and other impairment charges	14	(809)	(4,175)	(819)	(4,344)
Share of profit / (loss) of equity method investments		1	2	—	—
Profit / (loss) before tax		87	(3,608)	27	(3,853)

Tax benefit / (expense)	15	(34)	1,000	(3)	1,007
Profit / (loss) for the period from continuing operations		53	(2,608)	24	(2,846)

Discontinued Operations
Profit / (loss) for the period from discontinued operations	30	(2,913)	(1,590)	(15)	(1,694)

Profit / (loss) for the period		(2,860)	(4,198)	9	(4,540)

Attributable to:
Non-controlling interests		27	29	—	—
NBG equity shareholders		(2,887)	(4,227)	9	(4,540)

Earnings / (losses) per share - Basic and diluted from continuing operations	16	€(0.02)	€(1.92)	€(0.02)	€(2.26)
Earnings / (losses) per share - Basic and diluted from continuing and discontinued operations	16	€(0.33)	€(3.94)	€(0.02)	€(4.42)

Athens, 30 March 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 66 to 178 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 December 2016

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Profit / (loss) for the period		(2,860)	(4,198)	9	(4,540)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		41	(1)	35	25
Currency translation differences, net of tax		2,549	(568)	(51)	—
Cash flow hedge, net of tax		(20)	38	—	—
Net investment hedge, net of tax		338	—	—	—
Total of items that may be reclassified subsequently to profit or loss		2,908	(531)	(16)	25
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset, net of tax		(18)	25	(14)	18
Total of items that will not be reclassified subsequently to profit or loss		(18)	25	(14)	18
Other comprehensive income / (expense) for the period, net of tax	39	2,890	(506)	(30)	43

Total comprehensive income / (expense) for the period		30	(4,704)	(21)	(4,497)

Attributable to:
Non-controlling interests		25	30	—	—
NBG equity shareholders		5	(4,734)	(21)	(4,497)

Athens, 30 March 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 66 to 178 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 31 December 2016

	Attributable to equity holders of the parent company													Non- controlling
€ million	Share capital		Share premium		Treasury shares	Contingent Convertible Securities	Available- for-sale securities reserve	Currency translation reserve	Net investment hedge	Cash flow hedge	Defined benefit plans	Other reserves & Retained earnings	Total	Interests & Preferred securities	Total
	Ordinary shares	Preference shares	Ordinary shares	Preference shares
Balance at 1 January 2015	1,060	1,354	13,866	194	—	—	12	(1,975)	(457)	(18)	(189)	(4,235)	9,612	854	10,466
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	(1)	(547)	—	38	25	(22)	(507)	1	(506)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	—	—	(4,227)	(4,227)	29	(4,198)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	(1)	(547)	—	38	25	(4,249)	(4,734)	30	(4,704)
Share capital increase	2,176	—	—	—	—	—	—	—	—	—	—	—	2,176	—	2,176
Reduction of par value per share	(989)	—	—	—	—	—	—	—	—	—	—	989	—	—	—
Share capital issue costs	—	—	—	—	—	—	—	—	—	—	—	(62)	(62)	—	(62)
Conversion of preference shares to ordinary shares	481	(1,354)	—	(194)	—	—	—	—	—	—	—	1,067	—	—	—
Burden Sharing Measures relating to Preferred Securities	16	—	—	—	—	—	—	—	—	—	—	59	75	(84)	(9)
Issue of Contingent Convertible Securities	—	—	—	—	—	2,029	—	—	—	—	—	—	2,029	—	2,029
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	4	4	(1)	3
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	(74)	(74)
(Purchases)/ disposals of treasury shares	—	—	—	—	(1)		—	—	—	—	—	—	(1)	—	(1)
Balance at 31 December 2015 and at 1 January 2016	2,744	—	13,866	—	(1)	2,029	11	(2,522)	(457)	20	(164)	(6,427)	9,099	725	9,824
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—		41	2,399	338	(20)	1	133	2,892	(2)	2,890
Profit / (loss) for the period	—	—	—	—	—		—	—	—	—	—	(2,887)	(2,887)	27	(2,860)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—		41	2,399	338	(20)	1	(2,754)	5	25	30
Repayment of Contingent Convertible Securities	—	—	—	—	—	(2,029)	—	—	—	—	—	—	(2,029)	—	(2,029)
Dividends to Contingent Convertible Securities	—	—	—	—	—	—	—	—	—	—	—	(168)	(168)	—	(168)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(32)	(32)
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Balance at 31 December 2016	2,744	—	13,866	—	(1)	—	52	(123)	(119)	—	(163)	(9,349)	6,907	680	7,587

The notes on pages 66 to 178 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 31 December 2016

€ million	Share capital		Share premium		Treasury shares	Contigent Convertible Securities	Available for sale securities reserve	Currency translation reserve	Defined benefit plans	Other reserves & retained earnings	Total
	Ordinary	Preference	Ordinary	Preference
	shares	shares	shares	shares
Balance at 1 January 2015	1,060	1,354	13,863	194	—	—	(84)	—	(161)	(7,573)	8,653
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	25	—	18	—	43
Profit for the period	—	—	—	—	—	—	—	—	—	(4,540)	(4,540)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	25	—	18	(4,540)	(4,497)
Share capital increase	2,192	—	—	—	—	—	—	—	—	—	2,192
Convertion of preference shares in to ordinary shares	481	(1,354)	—	(194)	—	—	—	—	—	1,067	—
Share capital reduction of par value	(989)	—	—	—	—	—	—	—	—	989	—
Share capital issue costs		—	—	—	—	—	—	—	—	(62)	(62)
Issuance of Contingently Convertible Bond	—	—	—	—	—	2,029	—	—	—	—	2,029
Balanced at 31 December 2015 & at 1 January 2016	2,744	—	13,863	—	—	2,029	(59)	—	(143)	(10,119)	8,315
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	35	(51)	(14)		(30)
Profit for the period	—	—	—	—	—	—	—	—	—	9	9
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	35	(51)	(14)	9	(21)
Repayment of Contingently Convertible Bond	—	—	—	—	—	(2,029)	—	—	—	—	(2,029)
Dividends to Contingently Convertible Bond	—	—	—	—	—	—	—	—	—	(168)	(168)
Balance at 31 December 2016	2,744	—	13,863	—	—	—	(24)	(51)	(157)	(10,278)	6,097

The notes on pages 66 to 178 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 December 2016

	Group		Bank
	12-month period ended		12-month period ended
€ million	31.12.2016	31.12.2015	31.12.2016	31.12.2015
		As restated		As restated
Cash flows from operating activities
Profit / (loss) before tax	(2,796)	(5,164)	12	(5,547)
Adjustments for:
Non-cash items included in income statement and other adjustments:	4,048	6,812	569	6,104

Depreciation and amortisation on property & equipment, intangibles and investment property	149	194	70	70
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(38)	(24)	(11)	6
Credit provisions and other impairment charges	988	6,573	821	6,044
Provision for employee benefits	22	28	7	11
Share of (profit) / loss of equity method investments	(3)	(2)	—	—
Result from fair value hedges	50	90	50	90
Dividend income from investment securities	(5)	(3)	(334)	(71)
Net (gain) / loss on disposal of property & equipment and investment property	(2)	(69)	2	2
Net (gain) / loss on disposal of investment securities	(82)	16	(51)	31
Net (gain) / loss on disposal of subsidiaries	2,928	—	(13)	—
Accrued interest from financing activities and results from repurchase of debt securities in issue	23	69	1	28
Valuation adjustment on instruments designated at fair value through profit or loss	27	(41)	27	(42)
Other non-cash operating items	(9)	(19)	—	(65)

Net (increase) / decrease in operating assets:	190	155	893	571
Mandatory reserve deposits with Central Bank	(282)	(4)	162	8
Due from banks	87	479	250	287
Financial assets at fair value through profit or loss	(371)	(468)	(142)	(441)
Derivative financial instruments assets	224	51	(124)	630
Loans and advances to customers	578	(127)	991	(154)
Other assets	(46)	224	(244)	241

Net increase / (decrease) in operating liabilities:	(6,234)	(2,648)	(6,466)	(3,827)
Due to banks	(6,783)	5,873	(6,850)	4,759
Due to customers	1,019	(7,273)	454	(7,295)
Derivative financial instruments liabilities	(256)	(420)	(79)	(684)
Retirement benefit obligations	(148)	(24)	(134)	(5)
Insurance related reserves and liabilities	(19)	(54)	—	—
Income taxes paid	(64)	(255)	(17)	(108)
Other liabilities	17	(495)	160	(494)
Net cash from / (for) operating activities	(4,792)	(845)	(4,992)	(2,699)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(4)	—	—	—
Participation in share capital increase/(decrease) of subsidiaries	—	—	62	(15)
Disposals of subsidiaries, net of cash disposed	3,283	—	2,732	—
Disposal of equity method investments	1	(1)	—	—
Dividends received from investment securities & equity method investments	8	8	334	71
Purchase of property & equipment, intangible assets and investment property	(177)	(316)	(75)	(56)
Proceeds from disposal of property & equipment and investment property	14	104	1	—
Purchase of investment securities	(4,012)	(3,290)	(293)	(140)
Proceeds from redemption and sale of investment securities	6,506	3,923	4,481	405
Net cash (used in) / provided by investing activities	5,619	428	7,242	265

Cash flows from financing activities
Share capital increase	—	1,452	—	1,452
Proceeds from debt securities in issue and other borrowed funds	1,577	3,454	299	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(2,051)	(4,587)	(885)	(689)
Repayments of contingent convertible securities and dividend	(2,197)	—	(2,197)
Disposal of shareholdings in subsidiaries without loss of control	—	2	—	—
Proceeds from disposal of treasury shares	34	66	—	—
Repurchase of treasury shares	(34)	(67)	—	—
Dividends paid to non-controlling interests	(38)	(74)	—	—
Share capital issue costs	(30)	(32)	(30)	(32)
Net cash from/ (for) financing activities	(2,739)	214	(2,813)	731
Effect of foreign exchange rate changes on cash and cash equivalents	(62)	(54)	(45)	32
Net increase / (decrease) in cash and cash equivalents	(1,974)	(257)	(608)	(1,671)
Cash and cash equivalents at beginning of period	4,192	4,449	2,097	3,768
Cash and cash equivalents at end of period	2,218	4,192	1,489	2,097

The notes on pages 66 to 178 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Register number G.E.MH. 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 176 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members (1), (2), (3):

The Non-Executive Chairman of the Board of Directors
Panayotis-Aristidis (Takis) A. Thomopoulos

The Independent Non-Executive Vice-Chairman of the Board of Directors
Petros K. Sabatacakis

Executive Members
The Chief Executive Officer
Leonidas E. Fragkiadakis

The Deputy Chief Executive Officers
Dimitrios G. Dimopoulos
Paul K. Mylonas

Non-Executive Members
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Eva Cederbalk (4)
Spyridon L. Lorentziadis

Independent Non-Executive Members (5)
Charalampos A. Makkas (6)
Marianne T. Økland (7)
Arthur Michael Royal Ross Innes Aynsley (8)
Claude Edgar L.G.Piret

Hellenic Financial Stability Fund representative
Panagiota Iplixian (9), (10)

(1) As of 9 November 2016, the Board of Directors of the Bank convened and resolved by absolute majority upon its reconstitution into a body as presented above.

(2) At the meeting of the Board of Directors held on 2 November 2016, the Chair of the Board of NBG Mrs. Loukia-Tarsitsa P. Katseli, as well as the independent non-executive members Mr. Dimitrios N. Afendoulis and Mr. Spyridon J. Theodoropoulos submitted their resignation. By decision of the Bank’s Board of Directors during its session taking place on 2 November 2016, the Board elected Mr. Panayotis — Aristidis (Takis) A. Thomopoulos, Mr. Claude Edgar L.G. Piret and Mr. Spyros L. Lorentziadis as non-executive Board members, in replacement of the members who submitted their resignation.

(3) As of 22 July 2016, the Bank is no longer subject to the provisions of Law 3723/2008, thus Aggeliki J. Skandaliari ceased to represent the Hellenic Republic on the BoD of the Bank.

(4) On 27 December 2016, Ms. Eva Cederbalk was elected as non-executive member of the Bank’s Board of Directors, in replacement of Mr. Efthymios C. Katsikas who resigned from non — executive member.

(5) On 26 January 2016, Andreas C. Boumis resigned from his position as an independent non executive member of the Bank’s Board of Directors.

(6) On 19 July 2016, Charalampos A. Makkas resigned from his position as a Hellenic Financial Stability Fund representative on the BoD of the Bank. On 28 July 2016, Charalampos A. Makkas was elected as a new non-executive member.

(7) On 29 June 2016, Marianne T. Økland was elected as a new independent, non-executive member.

(8) On 26 May 2016, Arthur Michael Royal Ross Innes Aynsley was elected as a new independent, non-executive member.

(9) On 19 July 2016, Panagiotis Leftheris was appointed as the new Hellenic Financial Stability Fund representative on the BoD of the Bank.

(10) On 30 March 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a Hellenic Financial Stability Fund representative.

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

The financial statements are subject to approval from the Bank’s Annual Shareholders Meeting.

These annual financial statements have been approved for issue by the Bank’s Board of Directors on 30 March 2017.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                               Basis of preparation

The consolidated financial statements of the Group and the separate financial statements of the Bank for the year ended 31 December 2016 (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: impairment of loans-and-receivables, valuation of financial instruments not quoted in active markets, including OTC derivatives and certain debt securities, impairment of investment securities, impairment assessment of goodwill and intangible assets recognized in business combinations, assessment of the recoverability of deferred tax assets (“DTA”), estimation of retirement benefits obligation, insurance reserves, liabilities from unaudited tax years and contingencies from litigation. Actual results in the future may differ from those reported.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2                               Going concern

Liquidity

Total Eurosystem funding was significantly reduced as of 31 December 2016 to €12.3 billion (31 December 2015: €24.0 billion), of which €6.7 billion from ECB (31 December 2015: €12.5 billion) and €5.6 billion from ELA (31 December 2015: €11.5 billion), see Note 31. Furthermore, as of 31 December 2016 the Bank had entered into new repurchase transactions with financial institutions of €4.7 billion, while the Bank’s ELA liquidity buffer stood at €8.8 billion (cash value). As of 23 March 2017, Eurosystem funding decreased further to €10.5 billion, while ELA increased by €0.2 billion to €5.8 billion and the liquidity buffer amounted to €8.1 billion (cash value).

Macroeconomic developments

The Greek economy stabilized in 2016 with real Gross Domestic Product (“GDP”) remaining flat on an annual basis (0.0% year-over-year (“y-o-y”), over performing compared to official forecasts for an annual recession of -0.3%. This development followed a full year contraction of GDP of 0.3% in 2015, which has also been significantly milder than the gloomy forecasts published in the third quarter of 2015, following the imposition of capital controls and the three week bank holiday in July 2015. Similarly, deflation pressures receded with the GDP deflator increasing by 0.1% y-o-y in FY2016 following an annual average decline of -1.5% in 2012-2015.  The significant improvement in economic sentiment and the inflows of the Third Program funding contributed to the stabilization of the economy, which has been supported by the increase in private consumption of 1.4% y-o-y and the stabilization in fixed capital investment in FY2016. On the same note, economic activity is expected to gain further traction in 2017 with real GDP growth reaching +2.7% y-o-y according to the latest estimates of the European Commission and the International Monetary Fund (the “IMF”).

On the fiscal front, Greece has over performed in comparison with the Third Program target in FY2016, for a second consecutive year, following the achievement of a primary surplus of 0.25% of GDP in General Government budget in 2015 compared to a targeted deficit of 0.25%. More specifically, in the twelve months of 2016 the State budget primary surplus exceeded by €2.5 billion (1.4% of GDP) the upwardly revised Government budget target for 2016. According to European Commission’s estimates the General Government primary balance is likely to achieve a surplus of at least 2% of GDP in 2016 (overperforming compared to the respective Program target of 0.5% of GDP). This development is expected to increase the credibility of the adjustment effort for 2017 when the respective Program target is 1.75% of GDP.

It should be noted that the Eurogroup on 25 May 2016 agreed on a contingency fiscal mechanism as a prerequisite for the successful completion of the first review of the Third Program and the Greek government legislated this mechanism in May 2016, with a view to enhance longer-term credibility by ensuring the sustainable achievement of future fiscal targets. This mechanism provides for automatic triggering a set of corrective measures in the case of objective evidence that there is a failure to meet the annual primary surplus targets according to the Program. After the successful evaluation of Greece’s progress in implementing agreed actions and reforms under the first review of the Third Program — and the concomitant approval by the Eurogroup on 25 May 2016 in liaison with the European Central Bank and the Board of Governors of the European Stability Mechanism (“ESM”) — Greece and the European Commission signed a Supplemental Memorandum of Understanding (on 16 June 2016), which updated the conditionality of the Memorandum of Understanding (“MoU”) of August 2015, as well as reviewed the progress in the implementation of the Third Program. The completion of the first review led to the disbursement of the second tranche that amounted to €10.3 billion in several instalments between June and October 2016. More specifically, €7.5 billion were disbursed in June 2016 for debt servicing needs

Notes to the Financial Statements

Group and Bank

and arrears clearance, whereas the remaining instalments of €1.1 billion and €1.7 billion were released in October 2016 following positive reporting by the European institutions for the clearance of net arrears and the successful completion of a number of milestones.

Furthermore, the Eurogroup of 25 May 2016 committed to provide new conditional concessions with a view to ensure debt sustainability by agreeing on a package of debt measures which will be phased in progressively and subject to the pre-defined conditionality under the ESM Program. These measures include, inter alia, a smoothening of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt. In this context, the Eurogroup of 5 December 2016 endorsed the implementation since early 2017 of the short-term debt relief measures which mainly include: i) a smoothing of future debt repayments profile through the lengthening of the repayment schedule of official loans from the European Financial Stability Facility (“EFSF”) to 32.5 years from the existing 28 years, ii) a reduction of interest rate risk through debt swaps by the ESM with a view to stabilize the ESM’s overall cost of funding and, thus, reduce the risk that Greece would have to pay higher interest rates on its loans in the future. Moreover, a prospective bond exchange of floating rate notes used for Greek banks’ recapitalization for fixed-rate notes with much longer maturities has been suggested, iii) The ESM has decided to finance its future disbursements to Greece under the Third Program with the issuance of long-term notes that closely match the maturities of loans to Greece, stabilizing the related interest rate costs for Greece. Finally, the waiver of the step-up interest rate margin applying to the €11.3 billion tranche of the EFSF loans under the Second Program used to finance a debt buy-back has been maintained for 2017.

According to ESM estimates the prospective benefit from the implementation of the above short-term debt relief measures on Greece’s gross public debt is estimated at 20 percentage points of GDP by 2060, while contribute to a reduction of the longer-term financing needs of the Greek State closer to sustainability threshold — decided by the Eurogroup — of 15% of GDP during the post-program period for the medium term, and below 20% of GDP after that.

The delay in completing the second review of the Third Program, may delay the anticipated recovery of the Greek economy, impede the NPE reduction trend and the return of deposits. However, the Eurogroup of 20 February 2017 led to a common understanding between the Eurozone finance ministers and the Greek government regarding the key details of the conclusion of the pending second review of the Third Program, allowed the institutions’ representatives to return to Greece and negotiate with the Greek authorities the final agenda of policy measures and reforms which will allow for a staff level agreement. Once there is a staff-level agreement, there will be a political accord at a Eurogroup level that will approve the necessary financial support and, potentially, provide more information on the issue of the implementation of medium-term debt relief measures. The timely completion of the second review of the Third Program, which will unlock additional funding resources of at least €6.1 billion in the first months of 2017 (of which about €1.0 billion will be used for arrears clearance), is expected to provide a considerable boost in activity and economic confidence and more than compensate for the drag from the new fiscal measures. A potential participation of Greek assets in the ECB’s quantitative easing (Public Sector Purchase Programme) during 2017 would accelerate the improvement in liquidity conditions and support further economic confidence and activity.

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 31 December 2016 was 16.3% (see Note 4.7).

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above, (b) its current access to the Eurosystem facilities, and (c) the Bank’s and the Group’s CET1 ratio of 31 December 2016.

2.3                               Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards effective from 1 January 2016

Amendments

•  IFRS 11 (Amendments) Accounting for Acquisitions of Interests in Joint Operations (effective for annual periods beginning on or after 1 January 2016). The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation. A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations. There was no impact from the amendment of IFRS 11 in the consolidated financial statements.

• IAS 1 (Amendments) Disclosure initiative (effective for annual periods beginning on or after 1 January 2016). The amendments to IAS 1 clarify that information should not be obscured by aggregating or by providing immaterial information, materiality considerations apply to all parts of the financial statements. An entity need not provide a specific disclosure provided by an IFRS if the information resulting from that disclosure is not material. In the statement of comprehensive income, the amendments require separate disclosures for the share of other comprehensive income of associates and joint ventures accounted for using the equity method based on whether or not it will be reclassified subsequently to profit or loss. There was no impact from the amendment of IFRS 1 in the consolidated financial statements.

• Annual Improvements to IFRSs 2010-2012 Cycle (effective for annual periods beginning on or after 1 February 2015, as endorsed by the EU). The amendments impact the following standards:

Notes to the Financial Statements

Group and Bank

IFRS 2 Share-based Payment - Amend the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”. Specifically,

•                  For “market condition”, the amendment indicates that is a performance condition that relates to the market price or value of the entity’s equity instruments or the equity instruments of another entity in the same group. A market condition requires the counterparty to complete a specified period of service.

•                  For “performance condition”, the amendment specifies that the period over which the performance target is achieved should not extend beyond the service period and that it is defined by reference to the entity’s own operations or activities of another entity in the same group.

IFRS 3 Business Combinations — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value should be recognized in profit or loss.

IFRS 8 Operating Segments — Require disclosure of the judgments made by management in applying the aggregation criteria to operating segments, including a brief description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have similar economic characteristics. Clarify that reconciliations of the total of the reportable segments’ assets to the entity’s assets are only required if the segments’ assets are regularly reported to the chief operating decision maker.

IFRS 13 Fair Value Measurement — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis, if the effect of discounting is not material (amends basis for conclusions only).

IAS 24 Related Party Disclosures — Clarify that a management entity providing key management personnel services to a reporting entity or to the parent of the reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services.

There was no impact from the Annual Improvements to IFRSs 2010-2012 Cycle in the consolidated financial statements.

•IAS 27 (Amendment) Equity Method in Separate Financial Statements (effective for annual periods beginning on or after 1 January 2016). The amendment allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Bank does not have the intention to apply this amendment.

• Annual Improvements to IFRSs 2012-2014 Cycle (effective for annual periods beginning on or after 1 January 2016). The amendments impact the following standards:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations - The amendment clarifies that, when an asset (or disposal group) is reclassified from “held for sale” to “held for distribution to owners”, or vice versa, this does not constitute a change to a plan of sale or distribution, and does not have to be accounted for as such. This means that the asset (or disposal group) does not need to be reinstated in the financial statements as if it had never been classified as “held for sale” or “held for distribution to owners” simply because the manner of disposal has changed. The amendment also rectifies an omission in the standard by explaining that the guidance on changes in a plan of sale should be applied to an asset (or disposal group) which ceases to be held for distribution but is not reclassified as ‘held for sale’.

IFRS 7 Financial Instruments: Disclosures - There are two amendments to IFRS 7.

Servicing contracts

If an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognise the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. IFRS 7 provides guidance on what is meant by continuing involvement in this context. The amendment adds specific guidance to help management determine whether the terms of an arrangement to service a financial asset which has been transferred constitute continuing involvement. The amendment is prospective with an option to apply retrospectively.

IAS 19 Employee Benefits - The amendment clarifies that, when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, and not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used. The amendment is retrospective but limited to the beginning of the earliest period presented.

There was no impact from the Annual Improvements to IFRSs 2010-2012 Cycle in the consolidated financial statements.

• IAS 16 and IAS 38 (Amendments) Clarification of Acceptable Methods of Depreciation and Amortisation (effective for annual periods beginning on or after 1 January 2016). The amendment clarifies that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property plant and equipment. The amendment introduce a rebuttable presumption that an amortisation method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The Group has adopted the straight line depreciation method both for property plant and equipment and for intangible assets as it considers that this method adequately reflects the consumption of the economic benefits of the assets.

• IAS 19 (Amendments) Defined Benefit Plans: Employee Contributions (effective for annual periods beginning on or after 1 February 2015, as endorsed by the EU). Amends the requirements in IAS 19 (2011) “Employee Benefits” for contributions from employees or third parties that are linked to service. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the related

Notes to the Financial Statements

Group and Bank

service is rendered, instead of attributing the contributions to the periods of service. If the amount of the contributions is dependent on the number of years of service, an entity is required to attribute those contributions to periods of service using the same attribution method required by paragraph 70 of IAS 19 for the gross benefit (i.e. either using the plan’s contribution formula or on a straight-line basis). There was no impact from the amendment to IFRS 19 in the consolidated financial statements.

New standards, amendments and interpretations to existing standards effective after 2016

New Standards

• IFRS 9 “Financial Instruments” effective for annual periods beginning on or after 1 January 2018, as issued by the IASB. IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended (a) in October 2010 to include requirements for the classification and measurement of financial liabilities and (b) in November 2013 to include the new requirements for general hedge accounting. In July 2014, the final version of IFRS 9, which supersedes all previous versions, was issued mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (FVTOCI) measurement category for certain simple debt instruments. Key requirements of IFRS 9:

•                  All recognised financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are required to be subsequently measured at amortised cost or fair value. Specifically, debt instruments that are held within a business model whose objective is to collect the contractual cash flows (rather than to sell the instrument prior to its contractual maturity to realise its fair value changes) and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI, unless the asset is designated at “fair value through profit or loss (FVTPL) under the fair value option. All other debt instruments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•                  With regard to the measurement of financial liabilities designated as FVTPL, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as FVTPL is presented in profit or loss.

•                  In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised. With the exception of purchased or originated credit-impaired financial assets, expected credit losses are required to be measured through a loss allowance at an amount equal to:

•                  the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date); or

•                  full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument).

•                  A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition, as well as to contract assets or trade receivables that do not constitute a financing transaction in accordance with IFRS 15. Purchased or originated credit-impaired financial assets are treated differently because the asset is credit-impaired at initial recognition. For these assets, an entity would recognise changes in lifetime expected losses since initial recognition as a loss allowance with any changes recognised in profit or loss. Under the requirements, any favourable changes for such assets are an impairment gain even if the resulting expected cash flows of a financial asset exceed the estimated cash flows on initial recognition.

•                  The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Group intends to apply the IFRS 9 for the annual period beginning on 1 January 2018. The Group has established an IFRS 9 implementation program (“the Program”) to ensure a timely and high quality implementation, in accordance with the standard and additional regulatory guidance that has been issued. The Program involves Finance, GRCAD, Management Information and IT Divisions across the Group and is overseen by a Project Steering Committee. The Committee comprises of the Deputy CEO (Chair), Group CFO, Group CRO, Group COO, Group Treasurer, Chief Credit Officer and the General Managers of Retail, Corporate Banking, Corporate Special Assets and International Activities Divisions of the Bank. A full-time Project Management Office (PMO) has been setup and a Project Manager assigned. The Program is divided into workstreams, for each of which leading Divisions and workgroup

Notes to the Financial Statements

Group and Bank

teams have been assigned. Subject matter experts have also been appointed to assist in model development of IFRS 9 compliant credit risk parameters. The Board Risk Committee, Audit Committee and Board of Directors are regularly updated by the PMO on the status of the Program.

Although the application of IFRS 9 may have a significant impact on amounts reported in respect of the Group’s and the Bank’s financial assets and financial liabilities, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until further progress is made towards the completion of the program.

• IFRS 15 Revenue from Contracts with Customers (effective for annual periods beginning on or after 1 January 2018 as issued by the IASB). IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a five-step approach to revenue recognition:

•                  Identify the contract with the customer

•                  Identify the performance obligations in the contract

•                  Determine the transaction price

•                  Allocate the transaction price to the performance obligations in the contracts

•                  Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Group has not applied this standard and is currently evaluating the impact of IFRS 15 on the Consolidated and Bank financial statements and the timing of its adoption. Although the application of IFRS 15 in the future may have a significant impact on amounts reported in respect of the Group’s and the Bank’s financial assets and financial liabilities, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until a detailed review has been completed.

• IFRS 16 Leases (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB). IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

Identifying a lease

A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Accounting by lessees

Upon lease commencement a lessee recognises a right-of-use asset and a lease liability.

The right-of-use asset is initially measured at the amount of the lease liability plus any initial direct costs incurred by the lessee. After lease commencement, a lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment, except for certain cases for which fair value or the revaluation model applies.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use their incremental borrowing rate.

Accounting by lessors

Lessors shall classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise a lease is classified as an operating lease.

Upon lease commencement, a lessor shall recognise assets held under a finance lease as a receivable at an amount equal to the net investment in the lease.  A lessor recognises finance income over the lease term of a finance lease, based on a pattern reflecting a constant periodic rate of return on the net investment. A lessor recognises operating lease payments as income on a straight-line basis or, on another systematic basis if more representative of the pattern in which benefit from use of the underlying asset is diminished.

Sale and leaseback transactions

To determine whether the transfer of an asset is accounted for as a sale an entity applies the requirements of IFRS 15 for determining when a performance obligation is satisfied. If an asset transfer satisfies IFRS 15’s requirements to be accounted for as a sale the seller measures the right-of-use asset at the proportion of the previous carrying amount that relates to the right of use retained. Accordingly, the seller only recognises the amount of gain or loss that relates to the rights transferred to the buyer.  If the fair value of the sale consideration does not equal the asset’s fair value, or if the lease payments are not market rates, the sales proceeds are adjusted to fair value, either by accounting for prepayments or additional financing.

The Group has not applied this standard and is currently evaluating the impact of IFRS 16 on the Consolidated and Bank financial statements and the timing of its adoption. Although the application of IFRS 16 in the future may have a significant impact on amounts reported in respect of the Group’s and the Bank’s financial assets and financial liabilities, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until a detailed review has been completed.

•IAS 12 (Amendments) Recognition of Deferred Tax Assets for Unrealised Losses (effective for annual periods beginning on or after 1 January 2017, as issued by the IASB).  This amendment clarifies

Notes to the Financial Statements

Group and Bank

the following aspects: Unrealised losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use. The carrying amount of an asset does not limit the estimation of probable future taxable profits. Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.  An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

• IAS 7 (Amendments) Disclosure Initiative (effective for annual periods beginning on or after 1 January 2017). The amendment requires that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

• IFRIC 22 Foreign Currency Transactions and Advance Consideration (effective for annual periods beginning on or after 1 January 2018, as issued by the IASB). The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value or at the fair value of the consideration received or paid at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. Also, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

Consensus: The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

• IFRS 15 (Amendment) Clarifications to IFRS 15 Revenue from Contracts with Customers (effective for annual periods beginning on or after 1 January 2018, as issued by the IASB). The amendment clarifies three aspects of the standard (identifying performance obligations, principal versus agent considerations, and licensing) and provides some transition relief for modified contracts and completed contracts.

• IFRS 2 (Amendment) Clarification and Measurement of Share-based Payment Transactions (effective for annual periods beginning on or after 1 January 2018, as issued by the IASB). The amendment clarifies the standard in relation to the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

•IFRS 4 (Amendment) Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (As issued by the IASB, overlay approach to be applied when IFRS 9 is first applied. Deferral approach effective for annual periods beginning on or after 1 January 2018 and only available for three years after that date). The amendment provides two options for entities that issue insurance contracts within the scope of IFRS 4:

•                  an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets; this is the so-called overlay approach;

•                  an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4; this is the so-called deferral approach.

The application of both approaches is optional and an entity is permitted to stop applying them before the new insurance contracts standard is applied.

• IFRS 40 (Amendment) Transfers to Investment Property (effective for annual periods beginning on or after 1 January 2018, as issued by the IASB). The amendment to IAS 40 Investment Property:

•                  Amends paragraph 57 to state that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change of use occurs if property meets, or ceases to meet, the definition of investment property. A change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use.

•                  The list of examples of evidence in paragraph 57(a) — (d) is now presented as a non-exhaustive list of examples instead of the previous exhaustive list.

• Annual Improvements to IFRS Standards 2014—2016 Cycle.

The amendments impact the following standards:

IFRS 1 - Deletes the short-term exemptions in paragraphs E3—E7 of IFRS 1, because they have now served their intended purpose (effective for annual periods beginning on or after 1 January 2018, as issued by the IASB).

IFRS 12 - Clarifies the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10—B16, apply to an entity’s interests listed in paragraph 5 that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (effective for annual periods beginning on or after 1 January 2017, as issued by the IASB).

IAS 28 - Clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition (effective for annual periods beginning on or after 1 January 2018, as issued by the IASB).

Notes to the Financial Statements

Group and Bank

2.4                               Consolidation

2.4.1                     Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and its subsidiaries (including structured entities), which are entities controlled by the Bank. Control is achieved, if and only if, the Bank has a) power over the subsidiaries b) exposure, or rights to variable returns from its involvement with the subsidiaries and c) the ability to use its power over the subsidiaries to affect the amount of the Bank’s returns.

Income and expenses and other comprehensive income of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and in the consolidated statement of comprehensive income, respectively, from the effective date of acquisition and up to the effective date of disposal, as appropriate. Profit/(loss) for the period and total comprehensive income/(expense) of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

2.4.2                     Non-controlling interests

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income/ (expense) is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

2.4.3                     Changes in the Group’s ownership interests in subsidiaries that do not result in loss of control

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Bank.

2.4.4                     Loss of control

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. For assets of the subsidiary carried at fair value with the related cumulative gain or loss recognised in other comprehensive income, the amounts previously recognised in other comprehensive income are accounted for as if the Bank had directly disposed of the relevant assets (i.e. reclassified to the income statement or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

2.4.5                     Put options on non-controlling interests

The Group occasionally enters into arrangements either as part or independently of a business combination, whereby the Group is committed to acquire the shares held by the non-controlling interest holder in a subsidiary or whereby a non-controlling interest holder can put its shares to the Group.

The Group applies IAS 32.23, which requires that the commitment or put option is accounted for as a liability in the consolidated financial statements. The recognition of the liability results in accounting as if the Group has already acquired the shares subject to such arrangements. Therefore, no non-controlling interest is recognised for reporting purposes in relation to the shares that are subject to the commitment or the put option. The liability is measured at fair value, using valuation techniques based on best estimates available to the management of the Group. Any subsequent changes to the valuation of the put option are recorded as changes to the liability and a gain or loss in the income statement.

2.4.6                     Contribution of assets to subsidiary in exchange for shares of the subsidiary

When the Bank transfers property and equipment, intangible assets or investment property to an existing or new subsidiary in exchange for shares in the subsidiary, the Bank recognises in the individual financial statements the carrying value of the transferred asset as investment in subsidiaries. Such transactions do not affect the consolidated financial statements.

2.4.7                     Associates

Associates are entities over which the Group has significant influence, but which it does not control. If the Group holds, directly or indirectly, 20% or more of the voting power of the investee, it is presumed that the Group has significant influence, unless it can be clearly demonstrated that this is not the case. Investments in associates are accounted for by applying the equity method of accounting. Under the equity method of accounting, the investment is initially recorded at cost. Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss).  The carrying amount of the investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group income statement) and movements in reserves (recognised in reserves). Dividends received from the associate during the year reduce the carrying value of the investment.  Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate. Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the

Notes to the Financial Statements

Group and Bank

equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

2.4.8                     Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control.  A joint arrangement has the following characteristics:

a)             The parties are bound by a contractual arrangement and

b)             The contractual arrangement gives two or more of those parties joint control of the arrangement.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

A joint arrangement is either a joint operation or a joint venture.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Those parties are called joint venturers.

The Group determines the type of joint arrangement in which it is involved and classifies the joint arrangement as a joint operation or a joint venture depending upon the rights and obligations of the parties to the arrangement.

In case of a joint operator the Group recognizes:

a) its assets, including its share of any assets held jointly, b) its liabilities, including its share of any liabilities incurred jointly, c) its revenue from the sale of its share of the output arising from the joint operation d) its share of the revenue from the sale of the output by the joint operation and e) its expenses, including its share of any expenses incurred jointly.

When the Group acquires an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3 “Business combinations”, it applies, to the extent of its share in accordance with previous paragraph, all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in IFRS 11 “Joint arrangements”. This applies to the acquisition of both the initial interest and additional interests in a joint operation in which the activity of the joint operation constitutes a business.

In case of a joint venture the Group recognizes its interest in a joint venture as an investment and accounts for that investment using the equity method. (see Associates above).

2.4.9                     Investments in subsidiaries, associates and joint ventures in individual financial statements

In the Bank’s financial statements subsidiaries, associates and joint ventures are measured at cost less impairment.

2.4.10              Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

At each reporting date, the Group and the Bank assesses whether there is any indication that an investment in a subsidiary, associate or joint venture may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the investment.  Where the carrying amount of an investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

2.5                               Business combinations

2.5.1       Acquisition method

Acquisitions of businesses within the scope of IFRS 3 are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree.  Acquisition-related costs are generally recognised in the income statement as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

a)             deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

b)             liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see Share based payment transactions); and

c)              assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

2.5.2                     Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in the income statement.

2.5.3                     Contingent consideration

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in

Notes to the Financial Statements

Group and Bank

the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration that is either a financial instrument within the scope of IAS 39 or a non-financial asset or liability, is remeasured, at fair value at each subsequent reporting date and the changes in fair value are recognised in the income statement.

2.5.4                     Business combination achieved in stages

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognised in the income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the income statement where such treatment would be appropriate if that interest were disposed of.

2.5.5                     Provisional accounting

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see Contingent consideration), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

2.6                               Foreign currency translations

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The consolidated financial statements of the Group are presented in millions of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as gains or losses from qualifying cash flow or net investment hedging instruments.  Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in “Net trading income and results from investment securities”.  Translation differences on non-monetary financial assets are a component of the change in their fair value and are recognised in the income statement for equity securities held for trading, or in other comprehensive income for equity securities classified as available-for-sale investment securities. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the reporting date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within other comprehensive income.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to other comprehensive income upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.7                               Financial assets and liabilities at fair value through profit or loss

This category has the following two sub-categories:

a)             Trading and

b)             Financial assets and liabilities designated as at fair value through profit or loss.

2.7.1                     Trading

The trading category includes securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are included in a portfolio in which a pattern of short-term profit making exists, and derivatives unless they are designated as and are effective hedging instruments.

Trading securities may also include securities sold under sale and repurchase agreements (see Sale and repurchase agreements).

2.7.2                     Financial assets and liabilities designated as at fair value through profit or loss

The Group designates at initial recognition certain financial assets or liabilities as at fair value through profit or loss when:

i.

Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised

Notes to the Financial Statements

Group and Bank

cost for such as loans and advances to customers or banks and debt securities in issue;

ii.

A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the Board of Directors and Chief Executive Officer.

iii.

The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

2.7.3                     Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in “Net trading income and results from investment securities”.

Dividend income is recognised in the income statement when the right to receive payment is established.  This is the ex-dividend date for equity securities and is separately reported and included in “Net other income / (expense)”.

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances to customers that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

2.8                               Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the Statement of Financial Position at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies fair value, cash flow or net investment hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

i.                  at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

ii.               the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

iii.            the hedge is highly effective on an ongoing basis.

2.8.1                     Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the derecognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge item, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.8.2                     Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in other comprehensive income.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from other comprehensive income to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in other comprehensive income is transferred to the income statement when the committed or forecast transaction occurs.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the

Notes to the Financial Statements

Group and Bank

entity entering into that transaction; and (b) the foreign currency risk will affect the consolidated income statement.

2.8.3                     Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. The gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; any gain or loss on the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in other comprehensive income are recycled in the income statement on the disposal of the foreign operation.

2.8.4                     Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement in Net trading income / (loss) and results from investment securities.

2.8.5                     Novation of derivatives and continuation of hedge accounting

When a) a derivative designated as a hedging instrument is novated to a clearing counterparty and b) certain conditions are met, a relief from discontinuing hedge accounting is provided.

2.9                               Investment securities

Investment securities are initially recognised at fair value (including transaction costs) and are classified as available-for-sale, held-to-maturity, or loans-and-receivables based on the securities’ characteristics and management intention on purchase date.Investment securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All other purchases and sales, which do not fall within market convention, are recognised as derivative forward transactions until settlement.

Available-for-sale investment securities are measured subsequent to initial recognition at fair value.  Unquoted equity instruments whose fair value cannot be reliably estimated are carried at cost.  Unrealised gains and losses arising from changes in the fair value of available-for-sale investment securities are reported in other comprehensive income, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available-for-sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available-for-sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in other comprehensive income is transferred to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Held-to-maturity investment securities consist of non-derivative, securities that are quoted in an active market, with fixed or determinable payments and fixed maturity, which the management has the positive intent and ability to hold to maturity.

Loan and receivable investment securities consist of non-derivative investment securities with fixed or determinable payments that are not quoted in an active market.

Held-to-maturity and Loan and receivable investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Impairment: The Group assesses at each reporting date whether there is objective evidence that an investment security or a group of such securities is impaired.

Particularly for equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.

If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the Income statement) is removed from Other comprehensive income and recognised in the Income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the Income statement.

The amount of the impairment loss for held-to-maturity and loans and receivable investment securities, which are carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in “Net other income/ (expense)”.

2.10                        Reclassification of financial instruments

The Group reclassifies non-derivative debt instruments out of the trading and available-for-sale categories and into the loans-and-receivables category if the instruments meet the definition of this category at the date of reclassification and the Group has the intention and ability to hold the instruments for the foreseeable future or until maturity.

Notes to the Financial Statements

Group and Bank

When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of non-derivative financial assets classified in the trading category, the Group reclassifies such financial assets out of the trading category and into the held-to-maturity or available-for-sale categories, provided the assets meet definition of the respective category at the date of reclassification and the Group does not have the intention to sell them in the near term. Such reclassifications can occur only once in response to a single rare event.

If there is a change in intention or ability to hold a debt financial instrument to maturity, the Group reclassifies such instruments out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

For financial assets reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

When the instruments reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

The Group transfers debt instruments that have been reclassified as loans-and-receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date of reclassification is recognized in the available-for-sale securities reserve through other comprehensive income and is amortised in the Income statement.

2.11                        Fair value of financial instruments

The Group measures the fair value of its financial instruments based on a framework for measuring fair value that categorises financial instruments based on a three-level hierarchy of the inputs to the valuation technique, as discussed below.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market An active market, is a market in which transactions for assets or liabilities take place with sufficient frequency and volume to provide pricing information on an ongoing basis and are characterized with low bid/ask spreads.

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (for example derived from prices) for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and certain over-the-counter (“OTC”) derivative contracts.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety, is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

2.12                        Recognition of deferred Day 1 profit or loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit or loss”. The Group does not recognise that initial difference, immediately in the income statement.

Deferred Day 1 profit or loss is amortised over the life of the instrument.  Any unrecognised Day 1 profit or loss is immediately released to income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market or upon settlement.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit or loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

2.13                        Loans and advances to customers

Loans and advances to customers include loans and advances originated by the Group, where money is provided directly to the borrower, finance lease and factoring receivables.

Loans and advances to customers that are originated with the intent to be sold (if any) are recorded as assets at fair value through profit or loss or available-for-sale investment securities.

Notes to the Financial Statements

Group and Bank

Loans originated by the Group are recognised when cash is advanced to borrowers. Loans and advances to customers are initially recorded at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate of the loan, and are subsequently measured at amortised cost using the effective interest rate method, unless they are “designated as at fair value through profit or loss” (see Financial assets and liabilities designated as at fair value through profit or loss).

2.14                        Impairment losses on loans and advances to customers and write-offs

The Group assesses at each reporting date whether there is objective evidence that a loan (or group of loans) is impaired.

A loan (or group of loans) is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the loan (or group of loans) that can be reliably estimated.

An allowance for impairment is established if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms.

Objective evidence that a loan is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)         significant financial difficulty of the issuer or obligor;

(b)         a breach of contract, such as a default or delinquency in interest or principal payments;

(c)          the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that it would not otherwise consider;

(d)         it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)          the disappearance of an active market for that financial asset because of financial difficulties; or

(f)           observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

i.                adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments); or

ii.             national or local economic conditions that correlate with defaults on the assets in the group.

The impairment loss is reported through the use of an allowance account on the Statement of Financial Position. Additions to impairment losses are made through credit provisions and other impairment charges in the Income statement.

The Group assesses whether objective evidence of impairment exists individually for loans that are considered individually significant and individually or collectively for loans that are not considered individually significant. Individually significant exposures are those exposures that exceed the lower of 0.1% NBG’s group entity’s equity and €750 thousand.

If there is objective evidence that an impairment loss on loans and advances to customers carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not currently exist.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the Income statement as part of the impairment charge for credit losses on loans and advances to customers.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances to customers in the Income statement.

Write-offs

The Group’s write-off policy prescribes which loans and receivables fall into its scope and the criteria that must be met for each type of asset in order for each write-off to be approved by the relevant competent committee.

Notes to the Financial Statements

Group and Bank

Loan amounts to be written off for accounting purposes are individually identified and fully provided for. For all loan amounts written-off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write-off and that the appropriate actions have been taken.

The following factors are taken into consideration when qualifying a loan for write-off:

i.                  The past due status of the loan.

ii.               The existence of collateral held by the Group to secure the loan and the ability to liquidate that collateral.

iii.            The status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower’s real property. However, completion of such legal actions is not a necessary condition to write-off a loan if the claim against the borrower would remain valid after the loan is written-off.

iv.           The existence of other assets held by the borrower identified through available databases.

v.              An assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

In particular:

i.                  Mortgages are written-off for accounting purposes after a maximum period in past-due of at least 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

ii.               Unsecured consumer, credit card and Small Business Lending (“SBL”) exposures may not be written-off for accounting purposes even after a period of at least 60 months after the agreement is terminated.

iii.            Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i)-(v) above.

In specific cases corroborated with legal evidence, such as for example fraud or bankruptcy of the borrower, exposures can be written-off for accounting purposes regardless of whether the criteria above are satisfied. Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions having taken into consideration the efforts and cost required.

Write-offs are approved by each competent committee in accordance with its authority limits prescribed in its charter.

2.15                        Derecognition

2.15.1              Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

i.                  the rights to receive cash flows from the asset have expired;

ii.               the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

iii.            the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

As part of its activities, the Bank securitises certain financial assets, generally through the sale of these assets to special purposes entities, which issue securities collateralised with these assets.

To the extent that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in full or in part. Gains or losses on securitizations are based on the carrying amount of the financial assets derecognised and the retained interest, based on their relative fair values at the date of the transfer.

2.15.2              Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the Income statement.

When equity instruments issued to a creditor to extinguish all or part of a financial liability are recognised initially, an entity shall measure them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured.

2.16                        Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the Statement of Financial Position and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reverse Repos’) are recorded as due from banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price (or the purchase and resale price) is treated as interest expense (or income) and accrued over the life of the Repos (or Reverse Repos) agreement using the effective interest rate method.

Notes to the Financial Statements

Group and Bank

2.17                        Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.18                        Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

2.19                        Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position when, and only when there is currently a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.20                        Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes interest on loans and advances to customers, coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Fees and direct costs relating to a loan origination or acquiring a security, financing or restructuring and to loan commitments are deferred and amortised to interest income over the life of the instrument using the effective interest rate method.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.21                        Fees and commissions

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or disposal of businesses, are recognised upon completion of the underlying transaction.

2.22                        Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated, but its useful life is reassessed.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Notes to the Financial Statements

Group and Bank

Land	No depreciation
Buildings	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 12 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

At each reporting date the Group assesses whether there is any indication that an item of property and equipment may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining profit / (loss) before tax.

Assets that are classified as “foreclosed assets” are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through mutual agreement or court action. Foreclosed assets arise when the Group initiates legal actions for debt collection upon the recognition that repayment or restructuring of the debt cannot be achieved. In case the exposures are collateralized with assets, legal actions involve the initiation of an auction program that targets the repayment of the loans through the collateral liquidation value. Foreclosed assets are initially measured at the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses. Subsequent to foreclosure, gains or losses on the disposal of, and losses or gains up to the amount of previous write-downs arising from the periodic revaluation of foreclosed properties are recorded in “Net other income/(expense)”.

2.23        Investment property

Investment property includes land and buildings, owned by the Group (or held through a finance leasing agreement) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is reviewed at least annually for impairment based mainly on external appraisals.

2.24                        Goodwill, software, and other intangible assets

2.24.1              Goodwill

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition (see Business combinations-Goodwill) less accumulated impairment losses.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment.  The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable.  When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates, as described in Notes 3 and 25. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

2.24.2              Intangible assets acquired through business combinations

Intangible assets acquired through business combinations include brand names, which have an indefinite life and core deposits and customer relationships, which have a finite life and are amortised on a straight line basis over their useful lives of 6-11 years.

2.24.3              Software

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.

Software is amortised using the straight-line method over the useful life, not exceeding a period of 20 years.

In particular for internally generated software, the amount initially recognised is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Research costs are expensed as incurred. An internally generated software arising from development expenditure incurred on an individual project is recognized only when the Group can demonstrate:

i.                  the technical feasibility of completing the internally generated software so that it will be available for use,

ii.               its intention to complete and use the asset,

iii.            the ability to use the asset,

Notes to the Financial Statements

Group and Bank

iv.           how the asset will generate future economic benefits,

v.              the ability of adequate technical, financial and other resources to complete the development and use the asset and

vi.           the ability to measure reliably the expenditure during development.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and impairment losses.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

2.24.4              Impairment

At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

2.25                        Insurance operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

2.25.1              Contract classification

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract. A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance includes all types of traditional coverage (term, whole life, endowment, annuities) and unit-linked products for which a guaranteed premium return is provided at maturity. The associated premiums are recognized on issuance or renewal of the contracts.

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term. Deferred income is carried over to the unearned premium reserve.

b. Investment contracts

Investment Contracts are defined as those contracts that are not classified as Insurance Contracts.

b1. Deposit Administration Funds (DAF)

Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company whose employees are insured.

b2. Unit Linked investment contracts

Policies linked with financial instruments where the insured bears the investment risk.

2.25.2              Deferred acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and /or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

2.25.3              Insurance reserves

Insurance reserves include the statutory reserves for life and non-life insurance and the results of the test performed to assess the adequacy of these reserves:

Mathematical reserves: Life insurance mathematical reserves represent net premium statutory reserves calculated using a specific technical basis regarding the underlying interest and mortality rates.

Outstanding claims reserve: Outstanding claims reserves consist of the case provisions set by the assessors and the actuarially estimated additional amounts to cover the possible inadequacy of these provisions, the cost of not reported (IBNR) claims and the associated claims handling expenses. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques, such as Chain Ladder and Bornheutter-Ferguson methods. The main assumption underlying these techniques is that a Group’s past claims development experience can be used to project future claims development and hence ultimate claims costs.

Unearned premium reserve: Calculated on a pro-rata basis for the time period from the valuation date to the end of the period for which premium has been booked.

Unexpired risk reserve: Represents an estimate for the additional amount required to cover the inadequacy of the unearned premium reserve in case of high loss and expense ratios.

Liability Adequacy Test (LAT): The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged to the Income statement.

2.25.4              Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset is recorded. Amounts paid for retroactive reinsurance are reported as reinsurance receivables, increased to the amount of the recorded reserves relating to the underlying reinsured contracts. Any resulting gain is deferred and amortised over the remaining settlement period. Where the amount paid exceeds recorded reserves, the excess is recognized in the income statement.

Notes to the Financial Statements

Group and Bank

2.26                        Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

2.26.1              A Group company is the lessee

Finance lease: Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease: Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor are classified as operating leases.  The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.26.2              A Group company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Fixed assets leased out under operating leases are included in the Statement of Financial Position based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.27                        Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.28                        Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

2.29                        Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the best estimate of the amount required to settle the guarantee at the reporting date.

2.30                        Employee benefits

Group companies operate various post-employment benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as defined benefit and defined contribution plans.

2.30.1              Pension plans

a. Defined benefit plans

A defined benefit plan is a post-employment benefit plan that defines an amount of benefit to be provided, determined using a number of financial and demographic assumptions. The most significant assumptions include age, years of service or compensation, life expectancy, the discount rate, expected salary increases and pension rates. For defined benefit plans, the liability is the present value of the defined benefit obligation as at the reporting date minus the fair value of the plan assets. The defined benefit obligation and the related costs are calculated by independent actuaries on an annual basis at the end of each annual reporting period, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds or government bonds that are denominated in the currency in which the benefits will be paid and, which have terms to maturity approximating the terms of the related liability, or for currencies for which there is no deep market in such high quality corporate bonds, the market yields (at the end of the reporting period) on government bonds denominated in that currency shall be used. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined

Notes to the Financial Statements

Group and Bank

liability/(asset). Service cost (current service cost, past service cost (including the effect of curtailments) and gains or losses on settlements) and net interest on the net defined benefit liability/(asset) are charged to the income statement and are included in staff costs. The defined benefit obligation net of plan assets is recorded on the Statement of Financial Position, with changes resulting from remeasurements (comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan asset (excluding interest)) recognized immediately in OCI, with no subsequent recycling to profit or loss, in order to fully reflect the full value of the plan deficit or surplus.

b. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions, if the entity does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.30.2              Share based payment transactions

The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the share options at the date on which they are granted and is recognised in the income statement over the period that the services are received, which is the vesting period.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value of the options granted is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price of the option, the life of the option, the expected volatility of the share price over the life of the option, the expected dividends on it, and the risk-free interest rate over the life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.30.3              Termination benefits

A liability for a termination benefit is recognised at the earlier of when the Group can no longer withdraw the offer of the termination benefit and when the entity recognises any related restructuring costs.

2.31                        Income taxes

Current income tax liability is based on taxable profit for the year. Taxable profit differs from profit/(loss) for the period as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s current income tax liability is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

The principal temporary differences arise from revaluation of certain financial instruments, including securities and derivatives, insurance reserves, provisions for defined benefit obligations and other post retirement benefits, loss from the Private Sector Initiative (“PSI”) and property and equipment. DTA relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available in the future against which these deductible temporary differences can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profits nor the accounting profits.

Recognition of deferred tax assets is based on management’s belief that it is probable that the tax benefits associated with certain temporary differences, such as tax losses carry forward and tax credits, will be realized, based on all available evidence. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In making such determination, the Group and the Bank consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income and recent financial results. In the event the Group and the Bank were to determine that it would be able to realize their deferred income tax assets in the future in excess of their recorded amount, it would make an adjustment to increase the carrying amount of deferred tax assets.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax advances against current income tax liabilities and when they relate to income taxes levied by the same taxation authority and the management intends to settle its current tax assets and liabilities on a net basis.

Deferred income tax is recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred income tax relating to fair value changes of available-for-sale investment securities and cash flow hedges, which are charged or credited to other comprehensive income, is also credited or charged to other comprehensive income where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

Notes to the Financial Statements

Group and Bank

2.32                        Debt securities in issue and other borrowed funds

Debt securities issued and other borrowed funds are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost (unless they are designated as at fair value through profit or loss) and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.33                        Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares, preference shares and preferred securities: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares and preferred securities classified as equity are recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.34                        Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The Group has determined the Executive Committee as its chief operating decision-maker.

All transactions between business segments are conducted on an arm’s length basis, with inter-segment revenue and costs being eliminated.  Income and expenses directly associated with each segment are included in determining business segment performance.

Geographical segments include income from assets that are either located or are managed in the respective geographical areas.

2.35                        Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification except as permitted by IFRS 5, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets held for sale are measured at their lower of carrying amount and fair value less costs to sell.  Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the Statement of Financial Position.

Impairment losses on initial classification as held for sale are included in the income statement, even when there is a revaluation.  The same applies to gains and losses on subsequent re-measurement.

If the Group has classified an asset (or disposal group) as held for sale, but the criteria for classification as such are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.  The Group measures a non-current asset (or disposal group) that ceases to be classified as held for sale (or ceases to be included in a disposal group classified as held for sale) at the lower of:

a)             its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation or amortisation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and

b)             its recoverable amount at the date of the subsequent decision not to sell.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.

2.36                        Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

Notes to the Financial Statements

Group and Bank

2.37                        Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions.  Related parties include the members of the Board of Directors, the General Managers the members of the Executive Committees of the Bank, the key management of the Group companies, their close relatives, companies controlled or joint controlled by them and companies over which they can influence the financial and operating policies.

2.38                        Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.39                        Earnings /(losses) per share

A basic earnings per share (EPS) ratio is calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period excluding the average number of ordinary shares purchased by the Group and held as treasury shares.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

Notes to the Financial Statements

Group and Bank

NOTE 3:                         Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements and accompanying notes. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2016.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Impairment losses on loans and advances to customers

Management is required to exercise judgment in making assumptions and estimates when calculating loan impairment allowances on both individually and collectively assessed loans and advances to customers.

The methodology and assumptions used are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

The estimation methods used by the Bank’s management for collective impairment allowances, include the use of statistical analyses of historical information, supplemented with significant judgment, to assess whether current economic and credit conditions are such that the actual level of incurred losses is likely to be greater or less than historical experience. Where changes in economic, regulatory or behavioral conditions result in the most recent trends in portfolio risk factors being not fully reflected in the statistical models, risk factors are taken into account by adjusting the impairment allowances derived solely from historical loss experience.

Risk factors include changes in the macroeconomic environment and economic conditions such as national trend in housing market, unemployment rates, political circumstances, changes in laws and regulations and other influences on customer payment patterns.

For individually assessed loans, judgment was exercised in evaluating all recent relevant information on indicators of impairment, including the consideration of whether payments are contractually past-due and the consideration of other factors indicating deterioration in the financial condition and outlook of borrowers affecting their ability to pay.

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. These include present value methods and other models based mainly on observable input parameters and to a small extent to non-observable input parameters. Valuation models are used primarily to value derivatives transacted in the over-the-counter market and certain Greek Government Bonds. These models take into consideration the impact of credit risk if material.

Specifically for derivatives, this impact is estimated by calculating a separate credit value adjustment (“CVA”) for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps (“CDS”) rates observed in the market, or, if these are not available, the probability of default of the counterparty derived from internal rating models, or otherwise the regulatory risk weight is applied. With respect to the impact of own credit risk on the valuation of derivatives, the Group applies a methodology symmetric to the one applied for CVA.

All valuation models are validated before they are used as a basis for financial reporting. Valuation results are periodically reviewed by qualified personnel independent of the area that created the valuation. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments and with actual values when realised, in order to further validate and calibrate its models. A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, market depth and liquidity, and changes in own credit risk for financial liabilities.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the Statement of Financial Position and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Impairment of investment securities

The Group follows the guidance of IAS 39 to determine when investment securities are impaired. This determination requires significant judgment. In particular, for investments in equity instruments, the Group evaluates, among other factors, whether there has been a significant or prolonged decline in the fair value below its cost. This evaluation of what is significant or prolonged requires judgment. In making this judgment, the Group considers among other factors, the severity and duration of the unrealized losses, the variation in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance.

For investments in debt instruments, the Group assesses whether the issuer is expected to meet all payment obligations when due. This assessment takes into consideration the financial condition and prospects of the issuer.

Impairment assessment of Hellenic Republic exposure

At 31 December 2016 the exposure to the Hellenic Republic, other than bonds with no unrealised losses was assessed for impairment and the Group concluded that there is no objective evidence of impairment, because there is no evidence at the date these financial statements were authorised that there is a loss event that has an impact on the estimated future cash flows associated with these financial assets, hence that the future cash flows will not be recovered in accordance with the contractual terms.

Income taxes

The Group is subject to income taxes in various jurisdictions. Significant judgment is required in determining the provision for income taxes and the amount of deferred tax asset that is

Notes to the Financial Statements

Group and Bank

recoverable. The Group considers many factors including statutory, judicial and regulatory guidance in estimating the appropriate accrued income taxes for each jurisdiction. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on the technical merits of tax position taken and estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final outcome is determined.

Deferred tax assets are recognized in respect of tax losses and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the losses and deductible temporary differences can be utilised. Estimating the expected future taxable income requires the application of judgment and making assumptions about the future trends of the key drivers of profitability, such as loan and deposits volumes and spreads.

As of 31 December 2016 the Bank assessed the recoverability of its deferred tax asset, taking into account the actual performance for the year ended 31 December 2016, the declining growth rate of loans past due for more than 90 days, the reduction in customer deposits’ cost, the completed and agreed disposals of NBG’s subsidiaries as per the 2015 Revised Restructuring Plan, the voluntary exit scheme completed in December 2016, as well as the repayment of the contingent convertible securities on 15 December 2016.

Taking into consideration the above, Management prepared analytical financial projections up to the end of 2019 and used its best estimates regarding the growth assumptions thereafter. Based on the above, Management concluded that a deferred tax asset of €5,078 million for the Group and €4,906 for the Bank may be treated as realisable.

The amount of the deferred tax asset on tax losses and deductible temporary differences currently treated as non-realizable, however, could be recognised in future periods if estimates of future taxable income during the carry-forward period are increased. Taxable income is calculated in accordance with applicable Greek tax laws and regulations; accordingly taxable income should not be considered as equal to or an alternative to net income.

The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece.

Pensions benefits — Defined benefit obligation

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions such as mortality, disability and rates of employee turnover and financial assumptions such as the discount rate, salary changes and benefit levels. Any changes in these assumptions will impact the carrying amount of defined benefit obligations. The Group determines the appropriate discount rate at the end of each year by reference to market yields based on high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related defined benefit obligations. Where a deep market in these bonds does not exist, estimates of rates which take into account the risk and maturity of the related liabilities are used.

Additional information related to other key assumptions for defined benefit obligations is disclosed in Note 12.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events. Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

Management continues monitoring potential for changes in loss estimates in order to ensure that the Group’s recorded reserves in each reporting period reflect current conditions.

Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

The Bank accounts for and assesses for impairment investments in subsidiaries, associates and joint ventures in its individual financial statements as described in Note 2.4.10. This assessment requires the use of certain assumptions and estimates, which management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Notes to the Financial Statements

Group and Bank

NOTE 4:                         Financial risk management

The Group considers effective risk management to be a key factor in its ability to deliver sustained returns to the shareholders.  The Group allocates substantial resources to keep upgrading its policies, processes, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

4.1                               Risk management governance

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the European Banking Authority (“EBA”), the European Central Bank (“ECB”), the Bank of Greece (“BoG”) and the Hellenic Capital Markets Commission (“HCMC”), as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents.  In particular, the Board of Directors has established the Board Risk Committee (“BRC”) overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division (“GRCAD”) and to the NBG Group Market and Operational Risk Management Division (“GMORMD”), which are supervised by the Chief Risk Officer. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU laws and regulations. The Internal Audit Division of the Bank and the Group (the “IAD”), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

4.1.1                     Board Risk Committee

The BRC forms and submits for approval to the Board of Directors the risk strategy and risk appetite and capital management strategy of the Bank and the Group, on an annual basis. It also sets the principles and approves the policies that govern the risk management and monitors the implementation and outcome of these policies.

Since 19 December 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance & Nominations Committee.

The BRC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved risk strategy and the business plan of the Group. The proposals to the BRC are submitted by the Group Chief Risk Officer (CRO).

4.1.2                     Group risk management

The Bank acknowledges the need for enhanced risk management and has established two specialized units, the GRCAD and the GMORMD, to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group adequately report to the two aforementioned Divisions.

Based on its charter, the mission of the GRCAD is to:

•                  Specify and implement credit risk policies emphasizing on rating systems, risk assessment models and risk parameters, according to the guidelines set by the Bank’s Board of Directors;

•                  Establish guidelines for the development of methodologies for Expected Loss (EL) and its components, i.e. Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) for each segment of corporate and retail asset class;

•                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report credit risk undertaken by the Bank and other financial institutions of the Group and periodically validate them; and

•                  Estimate Regulatory and Internal Capital required in respect to all banking risks and prepare relevant regulatory and MIS reports.

The mission of the GMORMD is to:

•                  Plan, specify, implement and introduce market, counterparty, liquidity and operational risk policies, under the guidelines of the Bank’s Board of Directors;

•                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report the aforementioned risks undertaken by the Bank and other financial institutions of the Group and periodically validate them;

•                  Independently evaluate financial products, assets and liabilities of the Bank and the Group; and

•                  Regularly handle issues relevant to market, counterparty, liquidity and operational risks, under the guidelines and specific decisions of the BRC and the Asset and Liability Committee (the “ALCO”).

Each Division has distinct responsibilities and covers specific types of risk. The GRCAD consists of:

•                  the Credit Risk Control Subdivision;

•                  the Analysis and Risk MIS Subdivision;

•                  the Capital Reporting Subdivision; and

•                  the Model Validation Unit,

whereas the GMORMD consists of:

•                  the Market and Liquidity Risk Management Subdivision;

•                  the Counterparty Risk Management Subdivision; and

•                  the Operational Risk Management Subdivision.

Both Divisions report to the Group CRO.

Notes to the Financial Statements

Group and Bank

4.1.3                     Asset and liability management

The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank’s ALCO sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank’s ALCO meets at least once a month and is comprised of the Deputies Chief Executive Officers (CEOs) and the General Managers of the Bank involved in the asset allocation and risk management functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

4.1.4                     Internal audit

Internal audit in the NBG Group has the objective of conducting assurance and consulting activities designed to add value and improve operations.

4.1.5                     Management of specific risks

The Group risk management processes distinguish among the following kinds of specific risks: credit risk, market risk, liquidity risk, and insurance risk, as discussed in the section below.

4.2                               Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as trading, capital markets and settlement activities on Group level. The risk of counterparty default is the largest single risk faced. Group’s credit risk processes are conducted separately by the Bank and each of its subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the GRCAD.

4.2.1                     Credit granting processes

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty characteristics, as well as the purpose and structure of the credit and its source of repayment;

•                  Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels; and

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, quality measurement and monitoring processes, including in particular:

•                  Documented credit risk policies;

•                  Internal risk rating systems; and

•                  Information systems and analytical statistical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions;

•                  Periodical and timely remedial actions on deteriorating credits; and

•                  Independent, on-going assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

4.2.2                     Credit risk assessment, monitoring and internal ratings

The credit risk process for the Bank on obligor level is managed centrally by GRCAD, working closely with the credit unit and the centralised underwriting units, responsible for the particular types of credit.

The Bank uses different credit risk rating models, according to the nature of credit portfolios, which are reviewed systematically and validated annually.  More specifically:

Corporate Portfolio

NBG developed a corporate portfolio rating system which, following approval and certification by the Bank of Greece, is used to quantify risk parameters, such as Probability of Default (“PD”), and supports the application of the Internal Ratings-Based Approach (IRB) for calculating capital requirements against credit risk.  The rules for classifying customers (obligors) into rating grades are set out in detail in the Corporate Credit Policy.  In brief, the ratings scale contains 21 grades, 19 of which correspond to borrowers who are not in default and 2 to borrowers who are in default.  Different exposures against the same borrower receive the same rating grade, regardless of the specificities of various characteristics of credit (e.g. type of facility, collateral provided, etc.).  The rating procedure is carried out at least annually and whenever new information or new financial data arise and may affect the risk undertaken.  The Bank uses four models to assess the creditworthiness of corporate obligors. All of these models are hosted on the Risk Analyst™ (RA) platform, developed by Moody’s.  Corporate obligors are assessed via the following models:

1.              Corporate Rating Model (CRM): “Hybrid” rating model implemented via Risk Analyst platform (upgraded version of Moody’s Risk Advisor software) focusing on companies with full financial data.

2.              Expert judgement model: Used for specific type of obligors (such as newly established firms without financial data, construction consortiums, insurance companies, etc.) that cannot be rated by the CRM.

3.              Specialised Lending — Slotting Criteria Scorecards: Project and Object Finance credits.

Notes to the Financial Statements

Group and Bank

4.              Limited Financials Scorecards: Applied to newly founded companies and smaller firms with limited financial data, which keep simplified B-class accounting ledgers.

All these models produce ordinal rankings of obligors (or credits, in the case of project and object finance) which are then mapped to a unique PD. Models are validated annually and calibrated, whenever necessary.

Retail Portfolio

The management of credit risk in the retail portfolio starts at the approval stage.  The underwriting process is centralised which ensures segregation of duties and uniform enforcement of underwriting standards. Every application is assessed using product based application scorecards.  Furthermore, throughout the life of each credit, the payment behaviour is regularly monitored, using statistically-developed scorecards.  Monthly reports about the quality of each retail loan book are provided by GRCAD for management review and corrective measures are proposed to mitigate and control credit risk, whenever necessary.

The mortgage portfolio in particular, is reviewed using more advanced methods since the Bank adopted the A- IRB approach in 2008 for estimating capital requirements against credit risk for mortgage exposures.  The Bank’s original PD model was developed in 2007 and re-calibrated in 2012. Its use for capital reporting is approved by Bank of Greece (NCA) and its discriminative power is regularly monitored. Any non-defaulted exposure is rated using this PD model on a monthly basis and is classified in one of 10 pools with common risk attributes (Rating pools).  Each pool receives a different PD.  All defaulted exposures receive a PD of 100%.

An LGD model for mortgage loans was internally developed in 2010. The model is divided into two parts; the first part calculates the probability that a loan account will return to performing status (probability of curing) while the second measures the loss, which is calculated based on recovery cash inflows. The model takes into account loan maturity, product type, the borrower’s behaviour (e.g. whether there have been any delinquencies during the last 18 months of payment history) as well as maturity ratios.  The approach used to measure recoveries allows the Bank to extend its debt collection horizon to 15 years for mortgages.  The LGD model was validated and calibrated in 2012 and was submitted to Bank of Greece.

As far as loans to SBL are concerned, the same basic principle of centralised assessment and monitoring is followed as in corporate portfolio.  All credit applications are evaluated first, at inception, and then at least once a year and certainly, on credit limits renewal dates.  The assessment uses the SBL Model that generates a rating score, which in turn corresponds to a PD.  This model is being used by the business units since the end of 2010 and henceforth and was thoroughly revised in 2012 by the addition of an independent “behavioural score” variable.  A standard behavioural scorecard examines the customer’s behaviour in respect to all of his accounts, both credit and deposit ones, weighs a number of variables accordingly (e.g. delinquencies, limit usage, etc.) and generates automatically a score every month.  The addition of a behavioural score led to a significant increase in the predictive power of the SBL Model.

Loans and advances to SBL are, like corporate credits, secured by various types of eligible collateral aiming to mitigate credit risk.  Such collateral include pledges over business premises or residential real estate, post-dated checks, invoices and other receivables.  The LGD model measures the potential loss for the Bank in case an SBL borrower defaults.  The analysis is done on two levels: first, the model estimates the probability of the borrower returning to current status within a reasonable period of time. Then, the model estimates the loss that will be occurred if the loan agreement with the borrower is terminated.  The product of the two is LGD.  The model focuses on the repayment behaviour of the borrower, the existence or not of real estate assets pledged as collateral, on the existence of a Greek Government guarantee, as well as the total exposure amount.   As a result, every SBL obligor receives an accurate LGD estimate.

Finally, the Group’s subsidiaries use a combination of statistical and empirical models for the measurement, management and approval of credit risk for both corporate and retail portfolio, similarly to NBG.  GRCAD is responsible for the development, validation and calibration of the abovementioned models on an annual basis.

4.2.3                     Concentration risk management

The Bank manages the extension of credit, controls its exposure to credit risk and ensures its regulatory compliance based on an internal limits system.  The GRCAD is responsible for limits setting, limits monitoring and regulatory compliance.

The fundamental instruments for controlling Corporate Portfolio concentration are Obligor Limits, which reflect the maximum permitted level of exposure for a specific Obligor, given its Risk Rating and Sector Limits.  Any risk exposure in excess of the authorized internal Obligor Limits must be approved by a higher level Credit Approving Body, based on the Credit Approval Authorities as presented in the Corporate Credit Policy document. Both limits are subject to BRC approval on an annual basis.

Credit risk concentration arising from a large exposure to a counterparty or group of connected clients whose probability of default depends on common risk factors, is monitored through the Large Exposures and Large Debtors reporting framework.

Finally, within the Internal Capital Adequacy Assessment Process (ICAAP), the Bank has adopted a methodology to measure the risk arising from concentration to economic sectors (sectoral concentration) and to individual companies (name concentration).  Additional capital requirements are calculated, if necessary, and Pillar 1 capital adequacy is adjusted to ultimately take into account such concentration risks.

4.2.4                     Impairment and provisioning policy

The Bank has a comprehensive financial assets impairment provision and write off policy which also applies to all subsidiaries and establishes guidelines for the assessment process. The Group’s impairment and provisioning policy is described in Note 2.14. In addition, a Provision and Write off Committee has been established, which approves the amount of allowance for impairment on an individual basis for customers’ exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of this committee are the Chief Executive Officer and the Deputy Chief Executive Officers of the Bank.

Notes to the Financial Statements

Group and Bank

4.2.5                     Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worst case scenario of credit risk exposure of the Group and the Bank at 31 December 2016 and 2015, without taking account of any collateral held or other credit enhancements attached.

For on-balance sheet assets, the exposures set out below are based on net carrying amounts as reported in the Statement of Financial Position:

Maximum exposure to credit risk before collateral and other credit enhancements

	Group		Bank
		31.12.2015		31.12.2015
	31.12.2016	As restated	31.12.2016	As restated
Due from banks	2,227	2,799	2,579	2,927
Trading securities (see Note 19)	1,857	2,466	1,851	2,125
Derivative financial instruments	4,482	4,077	4,466	4,074
Loans and advances to customers (see Note 21)	41,643	45,375	38,166	39,750
Investment securities (see Note 22)	12,484	15,688	10,117	13,364
Insurance related assets and receivables (see Note 28)	105	105	—	—
Other assets (see Note 29)	1,534	1,460	1,327	1,226
Credit commitments (see Note 37)*	3,157	3,487	3,574	3,675
Total	67,489	75,457	62,080	67,141

* Commitments to extend credit at 31 December 2016 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed.Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2016 are €5,768 million for the Group (2015: €5,738 million)  and €5,268  million for the Bank (2015: €5,030 million)

4.2.6                     Collateral and other credit enhancements

Counterparty risk

Counterparty risk is due to interbank secured and unsecured funding transactions and other derivative OTC transactions and it arises from the obligor’s failure to meet the contractual obligations. For an efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group’s subsidiaries.

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong-way-risk).

The estimation of counterparty exposure depends on the type of the financial product. In the case of money market placements the exposure is equal to the face amount of the transaction. For over-the-counter transactions, the exposure is calculated based on Credit Equivalent Factors, according to the relevant maturity of the transaction and its type.

Loans and advances to customers

The most common practice used by the Group to mitigate credit risk with respect to loans and advances to customers is receiving collateral.  The Group implements guidelines on the eligibility of specific types of collateral, as described in Corporate and Retail Credit Policy documents.  In the same documents, eligible types of collateral for regulatory purposes (funded and unfunded credit risk mitigation techniques), are also presented.

The main collateral types for loans and advances to customers are:

Real Estate Collaterals

•                  Residential real estate,

•                  Commercial real estate,

•                  Industrial real estate

Financial Collaterals

•                  Cash collaterals,

•                  Assigned receivables,

•                  Pledges over financial instruments, such as debt securities and equities;

Other Collaterals

•                  State guarantees, vessels, equipment, inventory, and other collateral.

Other guarantees received

•                  Personal, corporate, public entities, local authorities and other guarantees.

The Bank has internally developed a Collateral Management System in order to upgrade the control and monitoring of collaterals received for both corporate and retail loans, as well as to fulfil the

Notes to the Financial Statements

Group and Bank

requirements arising from the regulatory framework.  The user of the system is able to retrieve information regarding collateral at different aggregation levels, to monitor all useful aspects of collateral in order to preserve adequate coverage as well as automatically calculate required haircuts on the collateral values.

Furthermore, the Collateral Management System is designed so as to provide information regarding exposure per guarantor in the case of credit guarantees.  The basic types of credit guarantees are:

Bank Guarantees

This guarantee is deemed an acceptable form of unfunded credit protection and takes the form of a Letter of Credit (L/C) or a Letter of Guarantee (L/G) from Financial Institutions, domestically and abroad.

State Guarantee

This guarantee is considered as equivalent to the pledge on a liquid asset only if it is direct, explicit, irrevocable and unconditional, hence no external factors could affect the substance of coverage.

Guarantee by ETEAN Fund (formerly known as TEMPME)

This guarantee is considered as equivalent to the pledge on a liquid asset if the decision of the ETEAN Fund does not include conditions and special clauses concerning factors beyond the Bank’s control.

Longer-term finance and lending to corporate entities are generally secured. Revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances to customers. Debt securities, treasury and other eligible bills are generally unsecured.

Valuation of collateral

According to the Bank’s Credit Policy, the existence and value of collateral is closely monitored. The frequency and the objective of the appraisals are determined by the approval responsible parties and do not usually exceed an interval of two years. Real estate collateral valuations are coordinated by the Technical Services Department of Bank, which is independent from Retail and Corporate divisions. The valuations are performed by qualified and appropriately trained external appraisers, appointed by the Department. Regarding domestic retail Lending, the value of all residential collaterals is annually adjusted based on an independent published Greek property index (Propindex).

In addition, according to the Group impairment methodology, bank units that are responsible for the impairment assessment of Corporate and SBL portfolios have to ensure that in cases where cash flows are expected from collateral liquidation, collateral value has to be based on a recent (within the current year) independent appraisal from a qualified appraiser, unless loan exposures are significantly lower than the collateral values.

When the value of the collateralised property exceeds the loan balance, the value of collateral is capped to the loan balance before allowance for impairment. A breakdown of collateral and guarantees received to mitigate credit risk exposure arising from loans and advances to customers is summarised as follows:

Breakdown of collateral and guarantees - Group

	31.12.2016					31.12.2015
	Value of collateral received					Value of collateral received
	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received
Retail Lending	16,801	221	1,200	18,222	11,659	18,027	316	1,513	19,856	10,733
Corporate Lending	5,308	915	3,947	10,170	8,848	6,127	1,582	3,808	11,517	7,958
Public Sector Lending	73	15	157	245	29	78	21	331	430	39
Total	22,182	1,151	5,304	28,637	20,536	24,232	1,919	5,652	31,803	18,730

Breakdown of collateral and guarantees - Bank

	31.12.2016					31.12.2015
	Value of collateral received					Value of collateral received
	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received
Retail Lending	15,645	192	1,144	16,981	11,659	16,502	190	1,374	18,066	10,733
Corporate Lending	3,960	864	3,342	8,166	8,672	4,605	1,278	2,605	8,488	7,768
Public Sector Lending	73	15	155	243	29	78	21	330	428	39
Total	19,678	1,071	4,641	25,390	20,360	21,185	1,489	4,309	26,982	18,540

Notes to the Financial Statements

Group and Bank

Loan to Value (LTV) Ratio of Mortgage portfolio

Loan to Value Ratio is the relationship between the loan and the appraised value of the property held as collateral. A breakdown of mortgages by range of LTV is summarised as follows:

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Less than 50%	2,075	3,559	1,920	3,270
50%-70%	2,607	2,832	2,430	2,437
71%-80%	1,616	1,438	1,502	1,337
81%-90%	1,534	1,484	1,422	1,367
91%-100%	1,336	1,591	1,255	1,373
101%-120%	3,036	3,202	2,851	3,075
121%-150%	2,747	2,724	2,648	2,513
Greater than 150%	3,041	2,425	2,888	2,266
Total exposure	17,992	19,255	16,916	17,638
Average LTV	102.2%	93.9%	103.6%	94.9%

4.2.7                     Loans and advances to customers

Credit quality of loans and advances to customers is summarised as follows:

Loans and advances to customers - Group

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2016	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	13,604	1,954	536	11,635	27,729	(331)	(6,283)	(6,614)	21,115	18,222
Mortgages	10,079	1,312	65	6,536	17,992	(22)	(2,267)	(2,289)	15,703	15,433
Consumer loans	2,015	350	51	2,327	4,743	(38)	(1,924)	(1,962)	2,781	627
Credit cards	510	75	1	460	1,046	(1)	(454)	(455)	591	—
Small Business Lending	1,000	217	419	2,312	3,948	(270)	(1,638)	(1,908)	2,040	2,162
Corporate Lending	10,642	684	6,509	777	18,612	(3,857)	(900)	(4,757)	13,855	10,170
Large	7,553	383	3,798	141	11,875	(2,174)	(487)	(2,661)	9,214	6,104
SMEs	3,089	301	2,711	636	6,737	(1,683)	(413)	(2,096)	4,641	4,066
Public Sector Lending	6,659	15	79	6	6,759	(63)	(23)	(86)	6,673	245
Greece	6,578	15	79	6	6,678	(63)	(23)	(86)	6,592	245
Other countries	81	—	—	—	81	—	—	—	81	—
Total	30,905	2,653	7,124	12,418	53,100	(4,251)	(7,206)	(11,457)	41,643	28,637

(1) Loans neither past due nor impaired include loans guaranteed by the Hellenic Republic

Loans and advances to customers - Group

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2015	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	14,542	2,173	604	13,138	30,457	(374)	(6,994)	(7,368)	23,089	19,856
Mortgages	10,414	1,528	129	7,184	19,255	(59)	(2,248)	(2,307)	16,948	16,743
Consumer loans	2,276	408	47	2,867	5,598	(37)	(2,433)	(2,470)	3,128	782
Credit cards	559	92	—	758	1,409	—	(709)	(709)	700	—
Small Business Lending	1,293	145	428	2,329	4,195	(278)	(1,604)	(1,882)	2,313	2,331
Corporate Lending	11,676	957	7,086	1,145	20,864	(4,530)	(854)	(5,384)	15,480	11,517
Large	8,009	529	3,774	250	12,562	(2,457)	(323)	(2,780)	9,782	6,686
SMEs	3,667	428	3,312	895	8,302	(2,073)	(531)	(2,604)	5,698	4,831
Public Sector Lending	6,787	8	93	9	6,897	(75)	(16)	(91)	6,806	430
Greece	6,680	8	93	9	6,790	(75)	(16)	(91)	6,699	429
Other countries	107	—	—	—	107	—	—	—	107	1
Total	33,005	3,138	7,783	14,292	58,218	(4,979)	(7,864)	(12,843)	45,375	31,803

(1) Loans neither past due nor impaired include loans guaranteed by the Hellenic Republic

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances to customers neither past due nor impaired — Group

The Group actively monitors the credit quality of its loan portfolio using several credit quality indicators. The days past due is the credit quality indicator most relevant to the loans in our Mortgage, Consumer and Credit Cards portfolio. In accordance with our policies, the number of days past due is the key factor the Group considers when determining the appropriate course of action. The credit quality indicators considered to be the most significant for Small Business Lending and Corporate Lending are the delinquency status and the credit rating. The ratings scale for Corporate Lending and Small Business customers corresponds to likelihood of default. Corporate and Small Business customers classified as  “strong”  have very low likelihood of default (below 1%), those classified as “Satisfactory” have low to medium likelihood of default and those customers classified as “Watchlist” have higher likelihood of default.

As at 31 December 2016	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	11,933	1,257	414	13,604	10,102
Mortgages	9,567	503	9	10,079	9,152
Consumer loans	1,840	72	103	2,015	293
Credit cards	502	—	8	510	—
Small Business Lending	24	682	294	1,000	657
Corporate Lending	2,064	6,787	1,791	10,642	5,733
Large	1,276	4,817	1,460	7,553	3,755
SMEs	788	1,970	331	3,089	1,978
Public Sector Lending	8	6,295	356	6,659	194
Greece	8	6,214	356	6,578	194
Other countries	—	81	—	81	—
Total	14,005	14,339	2,561	30,905	16,029

Credit quality of loans and advances to customers neither past due nor impaired — Group

As at 31 December 2015	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	11,963	1,400	1,179	14,542	10,802
Mortgages	9,397	539	478	10,414	9,574
Consumer loans	1,992	86	198	2,276	404
Credit cards	552	—	7	559	—
Small Business Lending	22	775	496	1,293	824
Corporate Lending	3,291	6,512	1,873	11,676	6,510
Large	2,107	4,433	1,469	8,009	4,206
SMEs	1,184	2,079	404	3,667	2,304
Public Sector Lending	6,280	147	360	6,787	376
Greece	6,266	54	360	6,680	375
Other countries	14	93	—	107	1
Total	21,534	8,059	3,412	33,005	17,688

Notes to the Financial Statements

Group and Bank

Ageing analysis of loans and advances to customers  past due but not impaired - Group

	Retail Lending				Corporate Lending		Public Sector lending		Total Past
As at 31 December 2016	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	due but not impaired

1-30 days	842	222	62	184	246	211	4	—	1,771
31-60 days	298	61	9	21	65	23	—	—	477
61-90 days	172	34	4	9	18	20	2	—	259
91-180 days	—	1	—	—	31	5	—	—	37
Past due over 180 days	—	32	—	3	23	42	9	—	109
Total	1,312	350	75	217	383	301	15	—	2,653
Fair value of collateral	1,172	81	—	142	258	212	2	—	1,867

Ageing analysis of loans and advances to customers  past due but not impaired - Group

	Retail Lending				Corporate Lending		Public Sector lending		Total Past
As at 31 December 2015	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	due but not impaired

1-30 days	941	242	69	100	241	276	1	—	1,870
31-60 days	361	80	15	25	48	42	—	—	571
61-90 days	224	51	8	12	108	35	—	—	438
91-180 days	1	1	—	3	76	16	—	—	97
Past due over 180 days	1	34	—	5	56	59	7	—	162
Total	1,528	408	92	145	529	428	8	—	3,138
Fair value of collateral	1,358	108	—	95	421	217	1	—	2,200

Impaired Loans

Impaired exposures are defined as follows

•                  loans that are individually impaired,

•                  loans that are collectively assessed for impairment with one of the following :

•                  loans for which interest, principal, or other amount relating to the loans is past due for more than 90, and

•                  loans for which Management believes that there is objective evidence of impairment due to other factors

Restoration to unimpaired status

Impaired exposures can be restored to unimpaired status following objective evidence to justify the restoration. In general, exposures can return to unimpaired status when the situation of the customer has improved to the extent that full repayment, according to the original or when applicable the modified conditions, is likely to be made.

Notes to the Financial Statements

Group and Bank

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Group

	Retail Lending				Corporate Lending		Public Sector Lending
				Small
		Consumer	Credit	Business				Other
As at 31 December 2016	Mortgages	loans	cards	Lending	Large	SMEs	Greece	countries	Total

Performing	843	197	—	188	530	257	12	—	2,027
1-30 days	78	15	—	22	98	84	—	—	297
31-60 days	52	8	—	13	106	45	—	—	224
61-90 days	39	6	—	7	68	34	—	—	154
91-180 days	222	24	9	34	17	43	—	—	349
Past due over 180 days	3,177	206	7	597	693	868	7	—	5,555
Total	4,411	456	16	861	1,512	1,331	19	—	8,606
Fair value of collateral	5,109	253	—	1,363	2,091	1,876	49	—	10,741

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Group

	Retail Lending				Corporate Lending		Public Sector Lending
				Small
		Consumer	Credit	Business				Other
As at 31 December 2015	Mortgages	loans	cards	Lending	Large	SMEs	Greece	countries	Total

Performing	1,114	209	—	141	560	347	5	—	2,376
1-30 days	135	26	—	18	60	116	—	—	355
31-60 days	84	13	—	9	193	29	—	—	328
61-90 days	58	7	—	6	89	57	—	—	217
91-180 days	363	11	13	42	47	55	—	—	531
Past due over 180 days	3,399	248	54	707	316	1,038	20	—	5,782
Total	5,153	514	67	923	1,265	1,642	25	—	9,589
Fair value of collateral	5,811	270	—	1,412	2,059	2,310	53	—	11,915

Movement in impaired loans and advances to customers by product line - Group

	Retail Lending				Corporate Lending		Public Sector Lending
				Small
		Consumer	Credit	Business				Other
31 December 2016	Mortgages	loans	cards	Lending	Large	SMEs	Greece	countries	Total
Gross balance as at 1.1.2016	7,313	2,914	758	2,757	4,024	4,207	102	—	22,075
New impaired Loans	816	296	9	179	776	266	4	—	2,346
Loans transferred to non-impaired	(1,272)	(262)	(52)	(53)	(179)	(67)	(5)	—	(1,890)
Repayment*	(84)	(61)	—	(120)	(151)	(226)	(3)	—	(645)
Write offs	(69)	(412)	(246)	(20)	(406)	(257)	(13)	—	(1,423)
Sale / disposal	—	—	—	—	(10)	(14)	—	—	(24)
Exchange differences	(2)	—	—	—	(5)	(1)	—	—	(8)
Reclassified as held for sale**	(101)	(97)	(8)	(12)	(110)	(561)	—	—	(889)
Gross balance as at 31.12.2016	6,601	2,378	461	2,731	3,939	3,347	85	—	19,542
Allowance for impairment	(2,190)	(1,922)	(445)	(1,870)	(2,427)	(2,016)	(66)	—	(10,936)
Net balance as at 31.12.2016	4,411	456	16	861	1,512	1,331	19	—	8,606

* Relates to impaired exposures at the beginning of the year

** The amounts reported in the “Reclassified as held for sale” line item are based on the carrying amount of the respective items as of 1 January 2016 (see Note 30).

Notes to the Financial Statements

Group and Bank

Movement in impaired loans and advances to customers by product line - Group

	Retail Lending				Corporate Lending		Public Sector Lending
				Small
		Consumer	Credit	Business				Other
31 December 2015	Mortgages	loans	cards	Lending	Large	SMEs	Greece	countries	Total
Gross balance as at 1.1.2015	6,296	3,105	1,222	2,764	3,625	3,658	90	—	20,760
Impaired loans acquired	—	—	—	—	10	—	—	—	10
New impaired Loans	1,699	324	51	339	1,523	1,082	23	—	5,041
Loans transferred to non-impaired	(540)	(117)	—	(116)	(195)	(245)	(10)	—	(1,223)
Repayment*	(112)	(95)	(20)	(46)	(253)	(203)	(1)	—	(730)
Write offs	(20)	(56)	(20)	(21)	(231)	(16)	—	—	(364)
Exchange differences	1	(1)	—	(1)	(22)	1	—	—	(22)
Reclassified as held for sale	(11)	(246)	(475)	(162)	(433)	(70)	—	—	(1,397)
Gross balance as at 31.12.2015	7,313	2,914	758	2,757	4,024	4,207	102	—	22,075
Allowance for impairment	(2,160)	(2,400)	(691)	(1,834)	(2,759)	(2,565)	(77)	—	(12,486)
Net balance as at 31.12.2015	5,153	514	67	923	1,265	1,642	25	—	9,589

The amounts reported in the “Reclassified as held for sale” line item are based on the carrying amount of the respective items as of 1 January 2015 (see Note 30).

Interest income from loans and advances to customers - Group

	31.12.2016			31.12.2015
	Interest income excl. unwinding	Unwinding of discount	Total interest income	Interest income excl. unwinding	Unwinding of discount	Total interest income
Retail Lending	685	144	829	731	187	918
Corporate Lending	835	44	879	959	74	1,033
Public sector Lending	175	—	175	184	—	184
Total interest income	1,695	188	1,883	1,874	261	2,135

Loans and advances to customers - Bank

	Non impaired		Impaired			Allowance for impairment
	Neither
	past due							Total
	nor	Past due but			Total			Allowance
	impaired	not			before			for		Value of
As at 31 December 2016	(1)	impaired	Individual	Collective	allowance	Individual	Collective	impairment	Total	collateral

Retail Lending	11,938	1,691	368	11,473	25,470	(237)	(6,201)	(6,438)	19,032	16,981
Mortgages	9,255	1,188	—	6,473	16,916	—	(2,255)	(2,255)	14,661	14,472
Consumer loans	1,305	247	3	2,250	3,805	(2)	(1,868)	(1,870)	1,935	437
Credit cards	440	67	—	450	957	—	(446)	(446)	511	—
Small Business Lending	938	189	365	2,300	3,792	(235)	(1,632)	(1,867)	1,925	2,072
Corporate Lending	10,346	421	5,525	583	16,875	(3,537)	(874)	(4,411)	12,464	8,166
Large	8,056	265	3,405	127	11,853	(2,193)	(477)	(2,670)	9,183	5,282
SMEs	2,290	156	2,120	456	5,022	(1,344)	(397)	(1,741)	3,281	2,884
Public Sector Lending	6,657	15	79	6	6,757	(64)	(23)	(87)	6,670	243
Greece	6,576	15	79	6	6,676	(64)	(23)	(87)	6,589	243
Other countries	81	—	—	—	81	—	—	—	81	—
Total	28,941	2,127	5,972	12,062	49,102	(3,838)	(7,098)	(10,936)	38,166	25,390

Notes to the Financial Statements

Group and Bank

Loans and advances to customers - Bank

	Non impaired		Impaired			Allowance for impairment
	Neither
	past due							Total
	nor	Past due but			Total			Allowance
	impaired	not			before			for		Value of
As at 31 December 2015	(1)	impaired	Individual	Collective	allowance	Individual	Collective	impairment	Total	collateral

Retail Lending	12,133	1,801	379	12,808	27,121	(247)	(6,793)	(7,040)	20,081	18,066
Mortgages	9,208	1,329	—	7,101	17,638	—	(2,229)	(2,229)	15,409	15,445
Consumer loans	1,313	275	3	2,661	4,252	(3)	(2,280)	(2,283)	1,969	417
Credit cards	425	83	—	740	1,248	—	(693)	(693)	555	—
Small Business Lending	1,187	114	376	2,306	3,983	(244)	(1,591)	(1,835)	2,148	2,204
Corporate Lending	10,622	420	5,774	686	17,502	(3,856)	(767)	(4,623)	12,879	8,488
Large	8,414	307	3,450	125	12,296	(2,345)	(313)	(2,658)	9,638	5,528
SMEs	2,208	113	2,324	561	5,206	(1,511)	(454)	(1,965)	3,241	2,960
Public Sector Lending	6,771	8	93	9	6,881	(75)	(16)	(91)	6,790	428
Greece	6,679	8	93	9	6,789	(75)	(16)	(91)	6,698	428
Other countries	92	—	—	—	92	—	—	—	92	—
Total	29,526	2,229	6,246	13,503	51,504	(4,178)	(7,576)	(11,754)	39,750	26,982

(1)  Loans neither past due nor impaired include loans guaranteed by the Hellenic Republic

Credit quality of loans and advances to customers neither past due nor impaired — Bank

As at 31 December 2016	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	10,990	645	303	11,938	9,177
Mortgages	9,247	—	8	9,255	8,398
Consumer loans	1,303	—	2	1,305	165
Credit cards	440	—	—	440	—
Small Business Lending	—	645	293	938	614
Corporate Lending	2,823	5,913	1,610	10,346	4,646
Large	2,315	4,351	1,390	8,056	3,320
SMEs	508	1,562	220	2,290	1,326
Public Sector lending	9	6,295	353	6,657	192
Greece	9	6,214	353	6,576	192
Other countries	—	81	—	81	—
Total	13,822	12,853	2,266	28,941	14,015

Credit quality of loans and advances to customers neither past due nor impaired — Bank

As at 31 December 2015	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	10,381	705	1,047	12,133	9,427
Mortgages	8,746	—	462	9,208	8,519
Consumer loans	1,210	—	103	1,313	159
Credit cards	425	—	—	425	—
Small Business Lending	—	705	482	1,187	749
Corporate Lending	3,573	5,405	1,644	10,622	4,774
Large	3,069	3,940	1,405	8,414	3,545
SMEs	504	1,465	239	2,208	1,229
Public Sector lending	6,265	146	360	6,771	374
Greece	6,265	54	360	6,679	374
Other countries	—	92	—	92	—
Total	20,219	6,256	3,051	29,526	14,575

Notes to the Financial Statements

Group and Bank

Ageing analysis of loans and advances to customers  past due but not impaired - Bank

							Public
							Sector
	Retail Lending				Corporate Lending		Lending	Total Past
				Small				due but
		Consumer	Credit	Business				not
As at 31 December 2016	Mortgages	loans	cards	Lending	Large	SMEs	Greece	impaired

1-30 days	756	140	55	160	157	98	4	1,370
31-60 days	274	47	8	18	39	19	—	405
61-90 days	158	27	4	8	15	18	2	232
91-180 days	—	1	—	—	31	4	—	36
Past due over 180 days	—	32	—	3	23	17	9	84
Total	1,188	247	67	189	265	156	15	2,127
Fair value of collateral	1,063	48	—	118	151	109	2	1,491

Ageing analysis of loans and advances to customers  past due but not impaired - Bank

							Public
							Sector
	Retail Lending				Corporate Lending		Lending	Total Past
				Small				due but
		Consumer	Credit	Business				not
As at 31 December 2015	Mortgages	loans	cards	Lending	Large	SMEs	Greece	impaired

1-30 days	814	148	62	76	53	41	1	1,195
31-60 days	320	59	14	23	28	23	—	467
61-90 days	195	33	7	10	107	23	—	375
91-180 days	—	1	—	3	76	5	—	85
Past due over 180 days	—	34	—	2	43	21	7	107
Total	1,329	275	83	114	307	113	8	2,229
Fair value of collateral	1,220	46	—	75	226	80	1	1,648

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Bank

							Public
							Sector
	Retail Lending				Corporate Lending		Lending
				Small
		Consumer	Credit	Business
As at 31 December 2016	Mortgages	loans	cards	Lending	Large	SMEs	Greece	Total

Performing	830	194	—	185	523	186	12	1,930
1-30 days	73	15	—	19	71	37	—	215
31-60 days	48	7	—	10	98	31	—	194
61-90 days	35	4	—	6	27	21	—	93
91-180 days	211	20	9	32	13	26	—	311
Past due over 180 days	3,116	180	6	583	492	604	7	4,988
Total	4,313	420	15	835	1,224	905	19	7,731
Fair value of collateral	5,011	224	—	1,340	1,811	1,449	49	9,884

							Public
							Sector
	Retail Lending				Corporate Lending		Lending
				Small
		Consumer	Credit	Business
As at 31 December 2015	Mortgages	loans	cards	Lending	Large	SMEs	Greece	Total

Performing	1,105	202	—	140	532	321	5	2,305
1-30 days	134	23	—	17	51	72	—	297
31-60 days	82	12	—	7	153	10	—	264
61-90 days	55	6	—	5	82	13	—	161
91-180 days	345	5	12	40	33	30	—	465
Past due over 180 days	3,293	196	51	682	153	503	20	4,898
Total	5,014	444	63	891	1,004	949	25	8,390
Fair value of collateral	5,706	212	—	1,380	1,757	1,651	53	10,759

Notes to the Financial Statements

Group and Bank

Movement in impaired loans and advances to customers by product line- Bank

	Retail Lending				Corporate Lending		Public Sector Lending
31 December 2016	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total
Gross balance as at 1.1.2016	7,101	2,664	740	2,682	3,575	2,885	102	19,749
New impaired loans	775	271	8	171	589	96	4	1,914
Transferred to non-impaired	(1,260)	(253)	(53)	(51)	(129)	(4)	(5)	(1,755)
Repayment*	(81)	(57)	—	(118)	(111)	(152)	(3)	(522)
Write offs	(62)	(372)	(245)	(19)	(387)	(249)	(13)	(1,347)
Exchange differences	—	—	—	—	(5)	—	—	(5)
Gross balance as at 31.12.2016	6,473	2,253	450	2,665	3,532	2,576	85	18,034
Impairment allowance	(2,160)	(1,833)	(435)	(1,830)	(2,308)	(1,671)	(66)	(10,303)
Net balance as at 31.12.2016	4,313	420	15	835	1,224	905	19	7,731

* Relates to impaired exposures at the beginning of the year

Movement in impaired loans and advances to customers by product line- Bank

	Retail Lending				Corporate Lending		Public Sector Lending
31 December 2015	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total
Gross balance as at 1.1.2015	6,071	2,549	727	2,542	2,652	2,346	90	16,977
Impaired loans acquired	—	—	—	—	10	—	—	10
New impaired loans	1,612	293	49	299	1,339	698	23	4,313
Transferred to non-impaired	(534)	(104)	—	(97)	(134)	(78)	(10)	(957)
Repayment*	(47)	(55)	(19)	(43)	(114)	(81)	(1)	(360)
Write offs	(1)	(19)	(17)	(19)	(158)	—	—	(214)
Exchange differences	—	—	—	—	(20)	—	—	(20)
Gross balance as at 31.12.2015	7,101	2,664	740	2,682	3,575	2,885	102	19,749
Impairment allowance	(2,087)	(2,220)	(677)	(1,791)	(2,571)	(1,936)	(77)	(11,359)
Net balance as at 31.12.2015	5,014	444	63	891	1,004	949	25	8,390

* Relates to impaired exposures at the beginning of the year

Interest income from loans and advances to customers - Bank

	31.12.2016			31.12.2015
	Interest income excl. unwinding	Unwinding of discount	Total interest income	Interest income excl. unwinding	Unwinding of discount	Total interest income
Retail lending	551	143	694	582	187	769
Corporate Lending	764	43	807	871	74	945
Public sector Lending	175	—	175	181	—	181
Total interest income	1,490	186	1,676	1,634	261	1,895

Forbearance

Forbearance measures occur in situations in which the borrower is considered to be unable to meet the terms and conditions of the contract due to financial difficulties. Taking into consideration these difficulties, the Bank decides to modify the terms and conditions of the contract to provide the borrower the ability to service the debt or refinance the contract, either totally or partially.

Forbearance programs applied in the Retail portfolio (mortgages, consumer loans, credit cards, SBL) mainly comprise of extension of the loan term combined with a reduction of the instalment either through fractional payment scheme of up to 36 months, which, upon expiry, may be extended for another 36 months, whereby the customer pays a proportion, ranging from 10% (in very rare occasions) to 70% (30% to 70% for SBL) of the instalment due, or through an interest only payment period of a maximum of 24 months, which, upon expiry, may be extended for another 24 months under certain conditions.

An additional product offered for SB loans is the Fast Capital Repayment. It offers a 5-year grace period, whereby the capital is paid on a monthly or quarterly basis with possibility of fractional payment ranging from 30% to 70% according to the borrower’s affordability. The interest is calculated semi-annually and is forgiven up to 100% if the customer remains current in his capital installment payments. Those programs also offer a reduction on the off-balance sheet interest.

Notes to the Financial Statements

Group and Bank

Finally, Split & Freeze is a new split-balance type of restructuring product offered both for mortgage loans and secured consumer loans. An amount of 20%-60% (according to the borrower’s affordability) of the balance to be restructured remains frozen for 10 years.

For Corporate loans, the types of forbearance measures usually include a mix of tailor made solutions to cover current conditions and the borrower’s projected cash flows.

The Bank’s Credit Policy for both Retail and Corporate portfolios provides clear instructions and guidelines regarding the full range of forbearance products offered to customers, the requirements to be filled for the participation in the said product, the handling and monitoring of restructured loans after approval and until the stage of termination of the loan contract. The approval rights of the Credit Committees are also described in the Bank’s Credit Policy.

Forborne loans are separately managed and monitored by Management. For example, re-default trends are closely monitored and analysed in order to identify their drivers. In certain cases, monitoring and assessment of the payment history of modified loans can lead to a modification of the forbearance policy.

A forborne loan that is impaired is considered cured when delays are less than 30 days as at the reporting date and below 90 days for 12 consecutive months after forbearance has occurred. Whenever, during this period, a breach of the terms of the forbearance program occurs, the curing period restarts and the loan is still considered as impaired.

For the purposes of impairment calculation not cured forborne loans are assessed as a separate group within each portfolio. The allowance for impairment on forborne loans is calculated based on a present value of expected future cash flows methodology, considering all available evidence at the time of the assessment. Typically, allowance for retail forborne loans and advances to customers is calculated using the average of yearly default frequencies of those specific products, while allowance for loan loss for forborne corporate loans is usually calculated on an individual basis because the forbearance is an impairment trigger for individual assessment. For corporate borrowers that do not satisfy the quantified criterion for individual assessment (that is, the individually non—significant borrowers), a collective allowance for loan loss is calculated using the probability of default corresponding to their internal credit rating.

Forbearance measures do not lead to derecognition unless changes to the original contractual terms, result in a substantially different loan i.e. the loan is altered in a manner that the terms under the modified contract are substantially different from those under the original contract. Cases when modification leads to derecognition typically apply to an uncollateralised loan which becomes fully collateralized following terms modification. In those instances, the new asset would be recognised at its fair value and the difference between the carrying amount of the original assets and the fair value of the newly recognised asset, if any, is recognised immediately in the statement of comprehensive income.

The type of forbearance measures extended are summarized in the following table:

Forborne Loans and Advances to Customers by Type of Forbearance Measure

	Group		Bank
Forbearance measures:	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Reduced payment schedule	4,474	5,116	4,190	4,642
Hybrid modifications	349	422	325	344
Term extension	2,251	1,157	2,182	1,086
Interest only schedule	396	466	393	456
Other type of forbearance measures	330	246	190	96
Total net amount	7,800	7,407	7,280	6,624

Credit Quality of Forborne Loans -Group

	31.12.2016			31.12.2015
	Loans and advances to customers	Forborne loans	% of forborne loans	Loans and advances to customers	Forborne loans	% of forborne loans
Neither past due nor impaired	30,905	3,274	11%	33,005	2,578	8%
Past due but not impaired	2,653	707	27%	3,138	892	28%
Impaired	19,542	6,707	34%	22,075	6,531	30%
Total before allowance for impairment	53,100	10,688	20%	58,218	10,001	17%
Allowance for impairment- Individual	(4,251)	(1,434)	34%	(4,979)	(1,413)	28%
Allowance for impairment-Collective	(7,206)	(1,454)	20%	(7,864)	(1,181)	15%
Total	41,643	7,800	19%	45,375	7,407	16%
Collateral received	28,637	7,309	26%	31,803	6,921	22%

Impaired loans and advances to customers subject to forbearance measures include loans with delays less than 90 days.

	31.12.2016	31.12.2015
Mortgages	1,073	1,490
Consumer loans	254	304
Small Business Lending	299	225
Corporate Lending	1,731	1,564
Total	3,357	3,583

Notes to the Financial Statements

Group and Bank

Credit Quality of Forborne Loans -Bank

	31.12.2016			31.12.2015
	Loans and advances to customers	Forborne loans	% of forborne loans	Loans and advances to customers	Forborne loans	% of forborne loans
Neither past due nor impaired	28,941	3,137	11%	29,526	2,416	8%
Past due but not impaired	2,127	640	30%	2,229	595	27%
Impaired	18,034	6,304	35%	19,749	6,003	30%
Total before allowance for impairment	49,102	10,081	21%	51,504	9,014	18%
Allowance for impairment-Individual	(3,838)	(1,358)	35%	(4,178)	(1,239)	30%
Allowance for impairment-Collective	(7,098)	(1,443)	20%	(7,576)	(1,151)	15%
Total	38,166	7,280	19%	39,750	6,624	17%
Collateral received	25,390	6,834	27%	26,982	6,293	23%

Impaired loans and advances to customers subject to forbearance measures include loans with delays less than 90 days.

	31.12.2016	31.12.2015
Mortgages	1,055	1,478
Consumer loans	249	292
Small Business Lending	290	223
Corporate Lending	1,569	1,362
Total	3,163	3,355

Movement in Forborne Loans net of allowance for impairment

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Opening balances	7,407	5,938	6,624	4,976
Loans acquired	—	10	—	10
New forborne assets	1,226	2,880	1,144	2,452
Interest income	210	273	201	258
Repayments	(344)	(395)	(300)	(267)
Exposures that exited forbearance status	(202)	(252)	(168)	(75)
Write - offs	(33)	(58)	(32)	(53)
Impairment charge for credit losses	(244)	(700)	(189)	(677)
Reclassified as held for sale	(233)	(280)	—	—
Exchange differences	13	(9)	—	—
Closing balance	7,800	7,407	7,280	6,624

The amounts reported in the “Reclassified as held for sale” line item are based on the carrying amount of the respective items as of 1 January. For more information (see Note 30).

Forborne Loans net of allowance for impairment by Product Line

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Retail Lending	6,124	5,696	6,043	5,531
Mortgages	4,791	4,429	4,740	4,331
Consumer loans	825	755	807	700
Small Business Lending	508	512	496	500
Corporate Lending	1,654	1,695	1,215	1,077
Large	944	849	800	673
SMEs	710	846	415	404
Public Sector Lending	22	16	22	16
Greece	22	16	22	16
Total net amount	7,800	7,407	7,280	6,624

Forborne Loans net of allowance for impairment  by Geographical Region

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Greece	7,480	6,817	7,267	6,573
SEE	161	407	13	51
Other countries	159	183	—	—
Total net amount	7,800	7,407	7,280	6,624

Notes to the Financial Statements

Group and Bank

Repossessed collateral

As at 31 December 2016, repossessed collateral amounted to €191 million (2015: €274 million). The corresponding figures for the Bank are €77 million at 31 December 2016 (2015: €81 million).

During 2016, the Group obtained assets by taking possession of collateral held as security of €10 million (2015: €15 million). The corresponding figures for the Bank are €2 million at 31 December 2016 (2015: €1 million).

Almost all repossessed assets relate to properties. Repossessed properties are sold as soon as practicable.  Repossessed assets are classified in the Statement of Financial Position within other assets, except for those properties that are held for capital appreciation or rental income, which are classified within Investment Property.

4.2.8                     Credit risk concentration of loans and advances to customers and credit commitments

The geographical and industry sector concentration of the Group’s and Bank’s loans and advances to customers and credit commitments is summarised in the following tables:

Loans and advances to customers, Impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Group

	Greece			South East			Other countries			Total
As at 31 December 2016	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	25,568	11,893	(6,470)	2,001	175	(98)	160	103	(46)	27,729	12,171	(6,614)
Mortgages	16,930	6,473	(2,256)	980	77	(26)	82	51	(7)	17,992	6,601	(2,289)
Consumer loans	3,804	2,253	(1,869)	868	77	(57)	71	48	(36)	4,743	2,378	(1,962)
Credit cards	956	451	(446)	83	6	(6)	7	4	(3)	1,046	461	(455)
Small Business Lending	3,878	2,716	(1,899)	70	15	(9)	—	—	—	3,948	2,731	(1,908)
Corporate Lending	16,502	6,351	(4,290)	1,314	478	(261)	796	457	(206)	18,612	7,286	(4,757)
Industry & mining	3,792	1,395	(950)	263	84	(42)	105	42	(14)	4,160	1,521	(1,006)
Small scale industry	611	384	(248)	98	29	(22)	105	41	(20)	814	454	(290)
Trade and services (excl. tourism)	4,592	2,444	(1,596)	258	77	(50)	57	161	(134)	4,907	2,682	(1,780)
Construction and real estate development	879	439	(346)	422	199	(100)	265	157	(12)	1,566	795	(458)
Energy	1,204	50	(51)	83	18	(1)	36	1	(1)	1,323	69	(53)
Tourism	846	387	(229)	47	24	(14)	32	18	(3)	925	429	(246)
Shipping	2,363	586	(391)	8	8	(7)	6	1	(1)	2,377	595	(399)
Transportation and telecommunications	332	135	(104)	55	12	(8)	49	21	(12)	436	168	(124)
Other	1,883	531	(375)	80	27	(17)	141	15	(9)	2,104	573	(401)
Public Sector	6,678	85	(86)	—	—	—	81	—	—	6,759	85	(86)
Greece	6,678	85	(86)	—	—	—	—	—	—	6,678	85	(86)
Other countries	—	—	—	—	—	—	81	—	—	81	—	—
Total	48,748	18,329	(10,846)	3,315	653	(359)	1,037	560	(252)	53,100	19,542	(11,457)

Loans and advances to customers, Impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Group

	Greece			South East			Other countries			Total
As at 31 December 2015	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	27,201	13,233	(7,068)	2,989	401	(248)	267	108	(52)	30,457	13,742	(7,368)
Mortgages	17,651	7,101	(2,228)	1,492	162	(70)	112	50	(9)	19,255	7,313	(2,307)
Consumer loans	4,236	2,664	(2,282)	1,271	201	(150)	91	49	(38)	5,598	2,914	(2,470)
Credit cards	1,248	739	(693)	154	15	(13)	7	4	(3)	1,409	758	(709)
Small Business Lending	4,066	2,729	(1,865)	72	23	(15)	57	5	(2)	4,195	2,757	(1,882)
Corporate Lending	16,976	6,608	(4,574)	2,962	1,088	(575)	926	535	(235)	20,864	8,231	(5,384)
Industry & mining	4,248	1,684	(1,239)	600	159	(79)	146	65	(46)	4,994	1,908	(1,364)
Small scale industry	643	416	(255)	370	149	(65)	72	43	(24)	1,085	608	(344)
Trade and services (excl. tourism)	4,781	2,740	(1,819)	670	268	(157)	156	165	(91)	5,607	3,173	(2,067)
Construction and real estate development	1,079	559	(400)	599	338	(186)	416	196	(46)	2,094	1,093	(632)
Energy	1,280	64	(48)	168	8	(4)	32	2	(1)	1,480	74	(53)
Tourism	540	215	(129)	115	73	(26)	31	22	(7)	686	310	(162)
Shipping	2,420	372	(296)	9	8	(7)	1	1	(1)	2,430	381	(304)
Transportation and telecommunications	376	239	(108)	140	49	(24)	31	20	(5)	547	308	(137)
Other	1,609	319	(280)	291	36	(27)	41	21	(14)	1,941	376	(321)
Public Sector	6,790	102	(91)	13	—	—	94	—	—	6,897	102	(91)
Greece	6,790	102	(91)	—	—	—	—	—	—	6,790	102	(91)
Other countries	—	—	—	13	—	—	94	—	—	107	—	—
Total	50,967	19,943	(11,733)	5,964	1,489	(823)	1,287	643	(287)	58,218	22,075	(12,843)

Notes to the Financial Statements

Group and Bank

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Bank

	Greece			South East			Other countries			Total
As at 31 December 2016	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	25,456	11,840	(6,437)	—	—	—	14	1	(1)	25,470	11,841	(6,438)
Mortgages	16,916	6,473	(2,255)	—	—	—	—	—	—	16,916	6,473	(2,255)
Consumer loans	3,791	2,252	(1,869)	—	—	—	14	1	(1)	3,805	2,253	(1,870)
Credit cards	957	450	(446)	—	—	—	—	—	—	957	450	(446)
Small Business Lending	3,792	2,665	(1,867)	—	—	—	—	—	—	3,792	2,665	(1,867)
Corporate Lending	16,285	5,934	(4,317)	276	154	(86)	314	20	(8)	16,875	6,108	(4,411)
Industry & mining	3,643	1,316	(935)	—	—	—	64	2	(2)	3,707	1,318	(937)
Small scale industry	587	381	(248)	—	—	—	41	2	(2)	628	383	(250)
Trade and services (excl. tourism)	4,763	2,174	(1,662)	11	11	(8)	14	14	(2)	4,788	2,199	(1,672)
Construction and real estate development	762	409	(340)	250	132	(75)	25	—	—	1,037	541	(415)
Energy	1,183	47	(50)	—	—	—	30	—	—	1,213	47	(50)
Tourism	829	384	(229)	12	11	(3)	1	1	(1)	842	396	(233)
Shipping	2,363	586	(391)	—	—	—	6	1	(1)	2,369	587	(392)
Transportation and telecommunications	324	133	(103)	—	—	—	17	—	—	341	133	(103)
Other	1,831	504	(359)	3	—	—	116	—	—	1,950	504	(359)
Public Sector	6,676	85	(87)	—	—	—	81	—	—	6,757	85	(87)
Greece	6,676	85	(87)	—	—	—	—	—	—	6,676	85	(87)
Other countries	—	—	—	—	—	—	81	—	—	81	—	—
Total	48,417	17,859	(10,841)	276	154	(86)	409	21	(9)	49,102	18,034	(10,936)

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Bank

	Greece			South East			Other countries			Total
As at 31 December 2015	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	27,095	13,186	(7,039)	—	—	—	26	1	(1)	27,121	13,187	(7,040)
Mortgages	17,638	7,101	(2,229)	—	—	—	—	—	—	17,638	7,101	(2,229)
Consumer loans	4,226	2,663	(2,282)	—	—	—	26	1	(1)	4,252	2,664	(2,283)
Credit cards	1,248	740	(693)	—	—	—	—	—	—	1,248	740	(693)
Small Business Lending	3,983	2,682	(1,835)	—	—	—	—	—	—	3,983	2,682	(1,835)
Corporate Lending	17,084	6,293	(4,532)	302	161	(86)	116	6	(5)	17,502	6,460	(4,623)
Industry & mining	4,041	1,616	(1,222)	56	2	(2)	57	—	—	4,154	1,618	(1,224)
Small scale industry	617	416	(255)	—	—	—	1	1	(1)	618	417	(256)
Trade and services (excl. tourism)	5,325	2,529	(1,819)	14	13	(35)	15	2	(2)	5,354	2,544	(1,856)
Construction and real estate development	980	552	(394)	189	135	(46)	33	—	—	1,202	687	(440)
Energy	1,226	51	(44)	—	—	—	4	—	—	1,230	51	(44)
Tourism	524	214	(129)	12	11	(3)	2	2	(1)	538	227	(133)
Shipping	2,420	372	(296)	—	—	—	1	1	(1)	2,421	373	(297)
Transportation and telecommunications	366	237	(106)	18	—	—	3	—	—	387	237	(106)
Other	1,585	306	(267)	13	—	—	—	—	—	1,598	306	(267)
Public Sector	6,789	102	(91)	—	—	—	92	—	—	6,881	102	(91)
Greece	6,789	102	(91)	—	—	—	—	—	—	6,789	102	(91)
Other countries	—	—	—	—	—	—	92	—	—	92	—	—
Total	50,968	19,581	(11,662)	302	161	(86)	234	7	(6)	51,504	19,749	(11,754)

4.2.9                     Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2016 and 2015, based on the lower rating between Moody’s and S&P ratings expressed in Moody’s equivalent:

Ratings — Group

As at 31 December 2016	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	47	—	14	—	—	61
Aa1 to A3	209	—	420	54	8,447	9,130
Baa1 to Ba3	35	—	920	—	7	962
Lower than Ba3	1,561	—	842	95	1,621	4,119
Of which: Greek sovereign debt	1,492	—	603	83	1,451	3,629
Unrated	5	—	40	—	24	69
Total	1,857	—	2,236	149	10,099	14,341

Notes to the Financial Statements

Group and Bank

As at 31 December 2015	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	3	—	90	—	—	93
Aa1 to A3	179	—	314	55	11,776	12,324
Baa1 to Ba3	346	—	1,100	—	12	1,458
Lower than Ba3	1,932	—	669	178	1,455	4,234
Of which: Greek sovereign debt	1,858	—	529	78	1,347	3,812
Unrated	6	—	32	—	7	45
Total	2,466	—	2,205	233	13,250	18,154

Ratings — Bank

As at 31 December 2016	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	47	—	—	—	—	47
Aa1 to A3	209	—	—	—	8,446	8,655
Baa1 to Ba3	35	—	49	—	—	84
Lower than Ba3	1,554	—	82	84	1,407	3,128
Of which: Greek sovereign debt	1,492	—	68	—	1,407	2,967
Unrated	5	—	30	—	19	54
Total	1,850	—	161	84	9,872	11,968

As at 31 December 2015	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	3	—	—	—	—	3
Aa1 to A3	176	—	—	—	11,765	11,941
Baa1 to Ba3	12	—	88	—	—	100
Lower than Ba3	1,930	—	62	132	1,308	3,432
Of which: Greek sovereign debt	1,858	—	58	—	1,308	3,224
Unrated	4	—	—	6	3	13
Total	2,125	—	150	138	13,076	15,489

Notes to the Financial Statements

Group and Bank

4.3                               Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates.  A principal source of interest rate risk exposure arises from the interest rate, over-the-counter (OTC) and exchange traded derivative transactions, as well as from the trading and available-for-sale (AFS) bond portfolios.

The most significant contributor to market risk in the Group is the Bank. More specifically, the Bank is active in the interest rate and cross currency swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary trading purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes. Additionally, the Bank retains a portfolio of, Greek T-Bills and government bonds and other EU sovereign debt, EFSF bonds, as well as moderate positions in Greek and international corporate bonds.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group’s cash position and equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group’s subsidiaries is insignificant.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank’s policy, the OCP should remain within the limits set by the Treasury Division and the Group Market and Operational Risk Management Division (GMORMD) at the end of each trading day. The same policy applies to all of the Group’s subsidiaries.

4.3.1                     Market risk on trading and available-for-sale portfolios - Value-at-Risk (“VaR”)

The Bank estimates the market risk of its trading and available-for-sale portfolios using the VaR methodology. This has been implemented through RiskWatch by Algorithmics (currently IBM). In particular, due to the predominantly linear nature of its portfolio, the Bank has adopted the variance-covariance (VCV) methodology, with a 99% confidence interval and a 1-day holding period. The VaR is calculated on a daily basis for the Bank’s trading and available-for-sale portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The whole framework and the VaR calculations have been thoroughly reviewed and approved by the Bank of Greece, as well as by external advisors. Also, the Internal Audit assesses the effectiveness of the relevant internal controls on a regular basis.

The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. The GMORMD calculates for internal use the VaR of the Bank’s trading and available-for-sale portfolios, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV matrices. For regulatory purposes, the calculations apply only on the trading portfolio and the VCV matrices are based on 252, equally weighted, daily observations. The risk factors relevant to the financial products in the Bank’s portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is around 1,144. Additionally, the GMORMD calculates the VaR of the Bank’s portfolios by applying the Historical Simulation approach, for comparative purposes.

The Bank has also established a framework of VaR limits in order to control and manage the risks to which it is exposed in a more efficient way. These limits have been determined by reference to worldwide best practices and are consistent with the Bank’s Risk Appetite as outlined in the Risk Appetite Framework (“RAF”); they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity, but also to the overall market risk of the Bank’s trading and available-for-sale portfolios.

The tables below present the Bank’s VaR (99%, 1-day) for the years ended on December 2016 and 2015 respectively:

2016 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	11,116	10,943	945	170
Average (daily value)	9,630	9,114	1,196	385
Max (daily value)	21,287	19,695	2,281	872
Min (daily value)	5,138	4,428	743	157

Notes to the Financial Statements

Group and Bank

2015 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR

31 December	9,488	9,613	1,218	520
Average (daily value)	21,019	19,779	1,775	628
Max (daily value)	44,083	42,006	3,475	2,149
Min (daily value)	4,423	4,289	710	200

The Bank is mostly exposed to interest rate risk, which is quantified through IR VaR. The evolution of the IR VaR depends on the sensitivity of the Bank’s trading and AFS portfolios to key risk factors, namely the euro swap rates and the respective government yields, as well as on the level of the respective volatilities.

Regarding volatilities, the most significant event during 2016 occurred at the end of the first semester, when the outcome of the British referendum on exiting the Eurozone triggered a meltdown in the financial markets, which subsequently led to a significant increase of the underlying volatilities and to considerably higher VaR estimates for the Bank. In the following months, rates exhibited moderate fluctuations and remained relatively stable until the end of the third quarter, thus causing the respective volatilities and the IR and Total VaR to decrease.

However, during the last quarter of 2016, the sensitivity of the Bank’s portfolios increased. In particular, the combination of the mixture of the Bank’s OTC derivatives portfolio and the upward movement of the euro swap rates during the last three months of the year, led to the increase of the sensitivity of the Bank’s trading portfolio, which contributed to the overall increase of the IR and Total VaR.

Nonetheless, by the end of the year, the Bank’s IR and Total VaR decreased substantially, compared to the highest value reached at the end of the second quarter.

Back-testing

The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. In accordance with the guidelines set out in the Capital Requirements Regulation 575/2013, the calculations only refer to the Bank’s trading portfolio and involve the comparison of the hypothetical as well as the actual daily gains/losses of the portfolio, with the respective estimates of the VaR model used for regulatory purposes. The hypothetical gains/losses is the change in the value of the portfolio between days t and t+1, assuming that the portfolio remains constant between the two days. In the same context, the actual gains/losses is the change in the value of the portfolio between days t and t+1, including all the transactions and/or any realized gains/losses that took place in day t+1, excluding fees, commissions and net interest income.

Any excess of the hypothetical / actual losses over the VaR estimate is reported to the regulatory authorities within no later than five business days. During 2016, there were only two (2) cases, in which the back-testing result exceeded the respective VaR calculation.

Stress Testing

The VaR model is based on certain theoretical assumptions, which do not fully capture the potential “tail events” in the markets.

To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, NBG performs stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions and applies on both, trading and available-for-sale portfolios. These scenarios are presented in the following tables:

Interest rate-related scenarios:

Scenario	Description	0-3 Months	3 Months- 5 Years	>5 Years
1	Parallel Curve Shift	+200 bp	+200 bp	+200 bp
2	Parallel Curve Shift	-200 bp	-200 bp	-200 bp
3	Steepening	0 bp	+100 bp	+200 bp
4	Flattening	+200 bp	+100 bp	0 bp

Stock market indices-related scenarios:

Scenario	Description
1	-30% for all indices

Foreign exchange rate-related scenarios:

Scenario	Description
1	€ depreciation by 30%

Notes to the Financial Statements

Group and Bank

4.3.2       Limitation of the VAR model

The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank may suffer. The restrictions of this methodology are summarized as follows:

•                  The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets;

•                  The ten-day holding period for the VaR calculations (used for regulatory purposes and capital allocation), implies that the Bank will be able to liquidate all its trading positions within this time period. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets;

•                  VaR refers to the plausible loss at a 99% confidence interval, without taking into account any losses beyond that level;

•                  All VaR calculations are done on a close-of-business (“COB”) basis and not on an intraday basis, thus not taking into account the respective portfolio changes;

•                  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), this metric might not fully capture the impact on the value of the portfolio; and

•                  Returns on individual risk factors are assumed to follow a normal distribution. If this assumption does not hold, the probability of extreme market movements could be underestimated.

4.3.3                     Interest rate risk in the banking book

Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group’s banking book consists mainly of loans and advances to customers, cash and balances with central banks, due from banks, securities classified as loans-and-receivables and held-to-maturity, due to customers, due to banks, debt securities in issue and other borrowed funds that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

•                  measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities;

•                  measurement of vulnerability to loss under stressful market conditions;

•                  processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book and

•                  a documented policy regarding the management of interest rate risk in the banking book.

4.3.4                     Interest rate risk based on next re-pricing date

The Group’s interest rate risk relating to financial instruments based on next re-pricing date is summarised as follows:

Interest re-pricing dates - Group

As at 31 December 2016	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total

Assets
Cash and balances with central banks	596	14	—	—	—	891	1,501
Due from banks	1,758	81	195	27	2	164	2,227
Financial assets at FV through profit or loss	122	781	693	97	164	22	1,879
Loans and advances to customers	20,708	6,118	3,804	2,218	6,126	2,669	41,643
Investment securities - Available-for-sale	422	454	250	429	681	398	2,634
Investment securities - Held-to-maturity	—	13	—	82	54	—	149
Investment securities – Loans-and-receivables	—	2,786	5,875	423	1,015	—	10,099
Insurance related assets and receivables	17	1	89	12	11	350	480
Other assets	41	—	—	18	—	1,471	1,530
Total	23,664	10,248	10,906	3,306	8,053	5,965	62,142

Liabilities
Due to banks	15,773	52	190	2,101	68	4	18,188
Due to customers	27,674	3,709	5,983	1,923	2	1,168	40,459
Debt securities in issue & other borrowed funds	268	285	109	4	—	7	673
Insurance related reserves and liabilities	11	22	76	321	384	1,393	2,207
Other liabilities	60	—	—	2	—	892	954
Total	43,786	4,068	6,358	4,351	454	3,464	62,481
Total interest sensitivity gap	(20,122)	6,180	4,548	(1,045)	7,599	2,501	(339)

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Group as restated

As at 31 December 2015	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total

Assets
Cash and balances with central banks	631	40	5	3	—	1,529	2,208
Due from banks	2,222	32	74	171	5	295	2,799
Financial assets at FV through profit or loss	250	1,100	726	168	222	20	2,486
Loans and advances to customers	23,477	5,433	4,396	2,952	6,473	2,644	45,375
Investment securities - Available-for-sale	413	452	268	410	658	433	2,634
Investment securities - Held-to-maturity	24	61	15	78	55	—	233
Investment securities — Loans-and-receivables	44	2,705	9,063	505	933	—	13,250
Insurance related assets and receivables	20	1	68	42	5	423	559
Other assets	33	—	2	4	—	1,415	1,454
Total	27,114	9,824	14,617	4,333	8,351	6,759	70,998

Liabilities
Due to banks	21,742	148	70	3,101	93	12	25,166
Due to customers	30,557	3,669	5,001	2,988	2	742	42,959
Debt securities in issue & other borrowed funds	13	275	930	26	1	7	1,252
Insurance related reserves and liabilities	15	26	68	330	267	1,520	2,226
Other liabilities	12	—	—	—	—	986	998
Total	52,339	4,118	6,069	6,445	363	3,267	72,601
Total interest sensitivity gap	(25,225)	5,706	8,548	(2,112)	7,988	3,492	(1,603)

Interest re-pricing dates - Bank

As at 31 December 2016	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	314	5	—	—	—	525	844
Due from banks	2,087	126	232	26	—	108	2,579
Financial assets at FV through profit or loss	122	781	693	97	158	—	1,851
Loans and advances to customers	20,318	4,545	3,258	1,912	5,707	2,426	38,166
Investment securities - Available-for-sale	23	56	25	57	—	90	251
Investment securities - Held-to-maturity	65	19	—	—	—	—	84
Investment securities — Loans-and-receivables	—	2,756	5,845	256	1,015	—	9,872
Other assets	—	—	—	—	—	1,456	1,456
Total	22,929	8,288	10,053	2,348	6,880	4,605	55,103

Liabilities
Due to banks	15,858	174	145	2,101	68	43	18,389
Due to customers	26,631	3,007	5,050	1,800	—	838	37,326
Debt securities in issue & other borrowed funds	258	—	—	—	—	—	258
Other liabilities	—	—	—	—	—	777	777
Total	42,747	3,181	5,195	3,901	68	1,658	56,750
Total interest sensitivity gap	(19,818)	5,107	4,858	(1,553)	6,812	2,947	(1,647)

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Bank as restated

As at 31 December 2015	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	442	33	5	3	—	647	1,130
Due from banks	2,370	81	105	167	—	204	2,927
Financial assets at FV through Profit or Loss	176	1,099	700	77	74	—	2,126
Loans and advances to customers	21,329	3,557	3,610	2,641	5,985	2,628	39,750
Investment securities - Available-for-sale	23	31	34	62	—	93	243
Investment securities - Held-to-maturity	89	28	21	—	—	—	138
Investment securities — Loans-and-receivables	—	2,705	9,063	372	936	—	13,076
Other assets	—	—	—	—	—	1,232	1,232
Total	24,429	7,534	13,538	3,322	6,995	4,804	60,622

Liabilities
Due to banks	21,718	136	161	3,101	93	31	25,240
Due to customers	28,194	2,995	3,604	1,799	—	276	36,868
Debt securities in issue & other borrowed funds	—	—	826	—	—	—	826
Other liabilities	—	—	—	—	—	760	760
Total	49,912	3,131	4,591	4,900	93	1,067	63,694
Total interest sensitivity gap	(25,483)	4,403	8,947	(1,578)	6,902	3,737	(3,072)

4.3.5                     Foreign exchange risk

The Group’s and the Bank’s exposure to foreign exchange risk, before taking into consideration the effect of hedging, is presented in the following tables. As described above, at the end of day OCP has to comply with the limits set by the Treasury Division and the GMORMD. Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

The Group’s foreign exchange risk concentration as at 31 December 2016 and 2015 was as follows:

Foreign exchange risk concentration - Group

As at 31 December 2016	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1.205	28	6	—	10	—	252	1.501
Due from banks	1.822	263	36	10	26	1	69	2.227
Financial assets at FV through Profit or Loss	1.791	77	—	—	—	—	11	1.879
Derivative financial instruments	4.267	164	8	4	30	—	9	4.482
Loans and advances to customers	37.342	2.045	94	1	972	—	1.189	41.643
Investment securities - Available-for-sale	2.095	23	—	—	—	—	516	2.634
Investment securities - Held-to-maturity	149	—	—	—	—	—	—	149
Investment securities - Loans-and-receivables	10.099	—	—	—	—	—	—	10.099
Investment property	844	—	—	—	—	—	25	869
Equity method investments	7	—	—	—	—	—	—	7
Goodwill, software & other intangibles	126	—	—	—	—	—	11	137
Property & equipment	1.224	—	—	—	—	—	62	1.286
Insurance related assets and receivables	509	1	—	—	—	—	5	515
Other assets	7.234	89	3	1	2	3	46	7.378
Total assets excl. assets held-for-sale	68.714	2.690	147	16	1.040	4	2.195	74.806
Assets held-for-sale	1.789	225	31	—	5	1	1.674	3.725
Total assets	70.503	2.915	178	16	1.045	5	3.869	78.531

Notes to the Financial Statements

Group and Bank

As at 31 December 2016	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	18.040	93	—	—	45	—	10	18.188
Derivative financial instruments	4.836	298	23	2	10	—	—	5.169
Due to customers	35.919	2.101	157	1	60	—	2.221	40.459
Debt securities in issue & Other borrowed funds	669	—	—	—	—	—	4	673
Insurance related reserves and liabilities	2.201	1	—	—	—	—	5	2.207
Other liabilities	928	8	3	—	—	—	41	980
Retirement benefit obligations	266	—	—	—	—	—	3	269
Total liabilities excl. liabilities held-for-sale	62.859	2.501	183	3	115	—	2.284	67.945
Liabilities held-for-sale	847	242	32	—	5	—	1.873	2.999
Total liabilities	63.706	2.743	215	3	120	—	4.157	70.944
Net on balance sheet position	6.797	172	(37)	13	925	5	(288)	7.587

Foreign exchange risk concentration - Group as restated

As at 31 December 2015	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1,525	57	34	—	8	1	583	2,208
Due from banks	2,075	521	93	11	25	—	74	2,799
Financial assets at FV through Profit or Loss	2,175	113	14	—	—	—	184	2,486
Derivative financial instruments	3,868	163	5	3	31	—	7	4,077
Loans and advances to customers	39,952	2,226	112	2	1,009	—	2,074	45,375
Investment securities - Available-for-sale	2,047	20	—	—	—	—	567	2,634
Investment securities - Held-to-maturity	233	—	—	—	—	—	—	233
Investment securities - Loans-and-receivables	13,250	—	—	—	—	—	—	13,250
Investment property	843	—	—	—	—	—	26	869
Equity method investments	7	—	—	—	—	—	9	16
Goodwill, software & other intangibles	130	—	—	—	—	—	17	147
Property & equipment	1,231	—	—	—	—	—	94	1,325
Insurance related assets and receivables	595	1	—	—	—	—	5	601
Other assets	7,224	66	2	—	1	3	92	7,388
Total assets excl. assets held-for-sale	75,155	3,167	260	16	1,074	4	3,732	83,408
Assets held-for-sale	3,302	4,776	271	4	3	18,876	535	27,767
Total assets	78,458	7,943	531	20	1,077	18,880	4,267	111,175

As at 31 December 2015	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	24,957	103	—	—	76	—	30	25,166
Derivative financial instruments	4,383	395	23	2	3	—	—	4,806
Due to customers	36,368	2,413	196	1	61	1	3,919	42,959
Debt securities in issue & Other borrowed funds	1,232	—	—	—	—	—	20	1,252
Insurance related reserves and liabilities	2,220	1	—	—	—	—	5	2,226
Other liabilities	958	12	4	1	—	—	51	1,026
Retirement benefit obligations	265	—	—	—	—	—	8	273
Total liabilities excl. liabilities held-for-sale	70,383	2,924	223	4	140	1	4,033	77,708
Liabilities held-for-sale	3,860	7,193	199	1	12	12,104	275	23,643
Total liabilities	74,243	10,117	422	5	152	12,105	4,307	101,351
Net on balance sheet position	4,215	(2,174)	109	15	925	6,775	(40)	9,824

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Bank

As at 31 December 2016	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	801	18	2	—	2	—	21	844
Due from banks	2,089	159	9	10	252	1	59	2,579
Financial assets at FV through Profit or Loss	1,763	77	—	—	—	—	11	1,851
Derivative financial instruments	4,251	164	8	4	30	—	9	4,466
Loans and advances to customers	35,434	1,943	94	—	671	—	24	38,166
Investment securities - Available-for-sale	235	16	—	—	—	—	—	251
Investment securities - Held-to-maturity	84	—	—	—	—	—	—	84
Investment securities - Loans-and-receivables	9,872	—	—	—	—	—	—	9,872
Investment in subsidiaries	2,543	—	—	—	—	—	—	2,543
Investment property	6	—	—	—	—	—	—	6
Equity method investments	7	—	—	—	—	—	—	7
Goodwill, software & other intangibles	108	—	—	—	—	—	—	108
Property & equipment	255	—	—	—	—	—	1	256
Other assets	6,830	86	1	1	2	—	—	6,920
Non-current assets held for sale	280	31	—	—	—	—	4	315
Total assets	64,558	2,494	114	15	957	1	129	68,268

As at 31 December 2016	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	18,127	142	79	2	36	—	3	18,389
Derivative financial instruments	4,833	298	23	2	10	—	—	5,166
Due to customers	34,533	1,884	136	1	33	—	739	37,326
Debt securities in issue & Other borrowed funds	258	—	—	—	—	—	—	258
Other liabilities	776	1	—	—	—	—	—	777
Retirement benefit obligations	255	—	—	—	—	—	—	255
Total liabilities	58,782	2,325	238	5	79	—	742	62,171
Net on balance sheet position	5,776	169	(124)	10	878	1	(613)	6,097

Foreign exchange risk concentration - Bank as restated

As at 31 December 2015	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1,005	46	29	—	2	—	48	1,130
Due from banks	2,151	447	47	10	249	—	23	2,927
Financial assets at FV through Profit or Loss	2,069	30	—	—	—	—	27	2,126
Derivative financial instruments	3,866	162	5	3	31	—	7	4,074
Loans and advances to customers	36,862	2,042	108	1	684	—	53	39,750
Investment securities - Available-for-sale	234	9	—	—	—	—	—	243
Investment securities - Held-to-maturity	138		—	—	—	—	—	138
Investment securities - Loans-and-receivables	13,073	—	—	—	—	—	3	13,076
Investment in subsidiaries	2,861	—	—	—	—	—	—	2,861
Investment property	6	—	—	—	—	—	—	6
Equity method investments	7	—	—	—	—	—	—	7
Goodwill, software & other intangibles	113	—	—	—	—	—	—	113
Property & equipment	247	—	—	—	—	—	2	249
Other assets	6,758	65	(1)	—	1	—	(5)	6,818
Non-current assets held for sale	2,720	836	—	—	—	—	—	3,556
Total assets	72,110	3,637	188	14	967	—	158	77,074

As at 31 December 2015	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	24,998	121	77	2	37	—	5	25,240
Derivative financial instruments	4,380	395	23	2	3	—	—	4,803
Due to customers	33,895	1,984	150	1	34	—	804	36,868
Debt securities in issue & Other borrowed funds	826	—	—	—	—	—	—	826
Other liabilities	760	2	1	1	—	—	—	764
Retirement benefit obligations	258	—	—	—	—	—	—	258
Total liabilities	65,117	2,502	251	6	74	—	809	68,759
Net on balance sheet position	6,993	1,135	(63)	8	893	—	(651)	8,315

Notes to the Financial Statements

Group and Bank

4.4                               Country risk

Country risk is the current or prospective risk to earnings and capital, caused by events in a particular country which are at least to some extent under the control of the government but definitely not under the control of a private enterprise or individual. The main categories of country risk consist of sovereign risk, convertibility risk and transfer risk. Sovereign risk stems from a foreign government’s lack of capacity and/or willingness to repay its debt or other obligations. Convertibility and transfer risk arise when a borrower is unable to convert funds from local to foreign currency in order to repay external obligations. Therefore, country risk refers to all cross border transactions, either with a central government, or with a financial institution, a corporate or a retail client.

The on and off balance sheet items which potentially entail country risk are the following:

•                  participation in the equity of the Group’s subsidiaries, which operate in other countries;

•                  interbank secured and unsecured placements and the risk that arises from OTC transactions, with financial institutions which operate abroad;

•                  loans to corporations or financial institutions that operate abroad, positions in corporate bonds of foreign issuers and cross-border project finance loans;

•                  funded and unfunded commercial transactions with foreign counterparties; and

•                  holdings in sovereign debt and the sale of protection through Credit Default Swaps, where the underlying reference entity is a sovereign.

In this context, the GMORMD monitors the country risk arising from the Bank’s operations on a daily basis, mainly focusing on the countries of South East Europe as well as on Cyprus, Egypt and Malta, where the Group has presence.

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99,81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. The agreed consideration for the transaction amounts to €2,750 million. In addition, QNB will repay upon closing the USD910 million of subordinated debt that NBG has extended to Finansbank (see Note 30). On 15 June 2016, the disposal of Finansbank was completed. Therefore, the Bank and the Group are no longer exposed to Turkey country risk.

4.5                               Liquidity risk

4.5.1                     Liquidity risk management

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses. It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management has the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed about current liquidity risk exposures on a daily basis, ensuring that the Group’s liquidity risk profile stays within approved levels. In addition, management receives a liquidity report, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity, on a daily basis. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is also monitored. This ratio stood at 86.1% and 87.6%, on a domestic (Greece) and on a Group level, respectively, as of December 30th 2016.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank’s liquidity buffer, each of the Group’s subsidiaries maintains a separate liquidity buffer well above 10% of its respective total deposits, which ensures the funding self-sufficiency in case of a local crisis.

4.5.2                     Sources of liquidity

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations (“MROs”) and the Targeted Longer-term Refinancing Operations (“TLTROs”), with ECB, as well as through the Emergency Liquidity Assistance (“ELA”) mechanism, with the Bank of Greece, and repurchase agreements (repos), with major foreign Financial Institutions (“FIs”). ECB funding and repos with FIs are collateralized mainly by EFSF / ESM bonds, as well as by Greek government bonds and T-Bills and highly rated corporate loans. ELA funding is collateralized mainly by loans, as well as by covered bonds issued by the Bank. During 2016, the Bank’s liquidity profile was significantly improved, mainly due to the Bank’s decreasing reliance on Eurosystem funding and in particular on ELA funding. The key areas of improvement, namely the Bank’s mixture of funding sources and the respective funding cost, are further analyzed below.

On 31 December 2016, Eurosystem funding stood at €12.3 billion, a decrease of €11.7 billion, when compared to the respective figure as of 31 December 2015. Particularly, ECB funding was €6.7 billion, while ELA funding amounted to €5.6 billion, a decrease of about €5.8 billion and €5.9 billion, respectively. The main drivers for these developments were the divestment of subsidiaries (Finansbank

Notes to the Financial Statements

Group and Bank

S.A., NBGI PE Funds and Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.), in the amount of €4.2 billion, as well as the sale of the EFSF recapitalization bonds, in the amount of €3.3 billion. Additionally, the Bank regained access to the secured interbank market, thus replacing Eurosystem funding with repos with FIs, in the amount of €4.7 billion. As far as the Bank’s customer deposits are concerned, they stood at €37.3 billion as of 31 December 2016, amounting to a very small increase by €0.5 billion during 2016, due to the existence of the capital controls.

Moreover, the Bank’s funding cost has substantially been decreased during 2016 mainly due to the significant reduction of ELA funding, predominantly due to the aforementioned sale of the subsidiaries, and to ECB’s decision to reinstate the waiver on accepting notes issued by the Hellenic Republic as collateral for refinancing operations. In addition, the decreased need for ELA funding allowed for the complete cancelation of the most expensive type of collateral, namely Pillar II and Pillar III notes, in the amount of €11.8 billion.

The Bank’s liquidity buffer during this period remained almost unchanged and stood at €9.7 billion on 31 December 2016, of which €0.1 billion was collateral eligible for funding with the ECB and €8.8 billion was collateral that could be posted in order to draw liquidity from ELA, while €0.6 billion was either in the form of Cash or deposited in Nostro accounts and €0.2 billion other collateral.

4.5.3                     Financing under the Hellenic Republic Bank Support Plan

As of 22 July 2016 the securities issued by the Bank under Hellenic Republic guarantees, as per article 2 of Greek Law 3723/2008, have been fully paid up and written off. Accordingly, following the definitive expiry of these guarantees, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and, furthermore, the representation of the Hellenic Republic on the Bank’s Board of Directors has been ceased.

4.5.4                     Contractual undiscounted cash flows

The contractual undiscounted cash outflows of the Group’s and the Bank’s non-derivative financial liabilities are presented in the tables below. Liquidity risk arising from derivatives is not considered significant.

Contractual undiscounted cash outflows - Group

As at 31 December 2016	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total

Due to banks	15,781	51	78	2,233	79	18,222
Due to customers	30,786	3,373	5,482	794	67	40,502
Debt securities in issue & Other borrowed funds	5	13	64	381	324	787
Insurance related reserves and liabilities	36	63	261	667	1,180	2,207
Other liabilities	118	490	198	2	75	883
Total – on balance sheet	46,726	3,990	6,083	4,077	1,725	62,601
Credit commitments *	755	280	504	506	1,683	3,728

Contractual undiscounted cash outflows - Group

As at 31 December 2015	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total

Due to banks	21,770	54	133	3,148	109	25,214
Due to customers	33,820	3,629	5,129	479	4	43,061
Debt securities in issue & Other borrowed funds	9	6	893	441	21	1,370
Insurance related reserves and liabilities	44	59	271	720	1,132	2,226
Other liabilities	149	386	247	261	93	1,136
Total – on balance sheet	55,792	4,134	6,673	5,049	1,359	73,007
Credit commitments *	737	273	560	329	1,588	3,487

Contractual undiscounted cash outflow - Bank

As at 31 December 2016	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total

Due to banks	15,904	128	80	2,231	79	18,422
Due to customers	29,403	2,878	4,427	578	63	37,349
Debt securities in issue & Other borrowed funds	1	0	3	16	312	332
Other liabilities	12	440	192	0	62	706
Total – on balance sheet	45,320	3,446	4,702	2,825	516	56,809
Credit commitments*	721	225	457	481	1,690	3,574

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflow - Bank

As at 31 December 2015	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total

Due to banks	21,755	41	235	3,148	109	25,288
Due to customers	30,904	2,856	3,034	102	—	36,896
Debt securities in issue & Other borrowed funds	—	—	874	—	—	874
Other liabilities	4	340	188	119	65	716
Total – on balance sheet	52,663	3,237	4,331	3,369	174	63,774
Credit commitments*	726	210	519	339	1,880	3,674

* Commitments to extend credit at 31 December 2016 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed.  Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2016 are €5,768 million for the Group (2015: €5,738 million) and €5,268  million for the Bank (2015: €5,030 million)

Other liabilities mainly include accrued interest and commissions, payables to suppliers, amounts due to government agencies, taxes payable (other than income taxes), and accrued expense.

4.6                               Insurance risk

The insurance policies issued by the Group carry a degree of risk. The risk under any insurance policy is the possibility of the insured event resulting in a claim. By the very nature of an insurance policy, risk is based on fortuity and is therefore unpredictable.

The principal risk that the Group may face under its insurance policies are that the actual claims and benefit payments or the timing thereof, differ from expectations. This could occur because the frequency or severity of claims is greater than estimated. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behavior, changes in public health, pandemics and catastrophic events such as earthquakes, industrial disasters, fires, riots or terrorism.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies. The variability of risks is also improved by the careful selection and implementation of the Group’s underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework. Pricing is based on assumptions and statistics and the Group’s empirical data, taking into consideration current trends and market conditions.

Reinsurance arrangements include proportional, optional facultative, excess of loss and catastrophe coverage.

Life insurance

Life insurance policies written by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked and rider benefits attached to insurance policies.

Traditional Life insurance contracts

These policies insure events associated with insured persons’ life (for example, death or survival). Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the financial loss suffered by the policyholder.

The main risks that the Group is exposed to under Life insurance policies are the following:

•                  Mortality risk: risk of loss arising due to policyholder actual death experience being different than expected.

•                  Longevity risk: risk of loss arising due to the annuitant living longer than expected.

•                  Investment return risk: risk of loss arising from actual returns being different than expected.

•                  Expense risk: risk of loss arising from expense experience being different than expected.

•                  Lapse/Surrender risk: risk of loss arising due to policyholder behaviour (lapses and surrenders) being different than expected.

Key assumptions

Professional judgment is required in determining the liabilities and in the choice of assumptions. Assumptions in use are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Life insurance policy estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns and administration expenses. Subsequently, new estimates are developed at each reporting date to determine whether the liabilities are adequate in the light of the current experience. The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

•                  Mortality: Assumptions are based on appropriate standard industry and national tables, according to the type of policy written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year. Assumptions are differentiated by sex.

•                  Investment return: Estimates for investment returns that affect the level of future benefits due to the policyholders are based on current market returns as well as expectations about future economic and financial developments.

•                  Expenses: Operating expenses assumptions reflect the projected costs of maintaining and servicing in-force policies. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

•                  Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders. Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

•                  Discount rate: The liability adequacy test is based on future Group cash inflows and outflows of insurance contracts. Future cash flows are discounted using investment yield curves at the end of the reporting period, taking into account company projected investment yields and the risk free curve.

•                  Rate that option to surrender is exercised at the beginning of retirement: The percentage of insured in individual insurance programs which elect for a lump-sum benefit (surrender value) instead of a monthly pension benefit, which is estimated based on past experience.

Notes to the Financial Statements

Group and Bank

Liability adequacy test

Life business comprises of the following three main categories depending on the nature of the cover:

i.                  Individual traditional policies (whole life, endowment, pure endowment, term, pension plans etc.): The test was based on the projection of the future cash flows using current assumptions in terms of mortality, lapses, interest rate and expenses for the expected remaining term of insurance policies. The aforementioned test resulted in additional reserves.

ii.               Unit-linked policies: Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the policy terms. Despite the increase in the value of the funds during the last year an additional liability was necessary to cover the guaranteed return to policyholders.

iii.            Pension beneficiaries that stem from Deposit Administration Funds (“DAF”): The process followed was similar to that of individual traditional policies. The test produced a liability that exceeded reserves to cover longevity risk.

Sensitivity analysis

The sensitivity analysis set out below is calculated for those factors which are considered significant (discount rate and lapse rates) as regards the effect of their change in the recorded reserves.

The results of the sensitivity analysis refer to the liabilities which relate to the portfolio of individual traditional policies, to benefits to pensioners who previously held DAF policies as well as to the portfolio of Unit Linked policies.

Sensitivity analysis

2016	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0.5%	(48)
	-0.5%	54
Lapse / Surrender Rates	Increase by +10%	(3)
	Decrease by -10%	3

2015	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0.5%	(48)
	-0.5%	53
Lapse / Surrender Rates	Increase by +10%	(2)
	Decrease by -10%	4

Riders on Life insurance contracts

Life insurance contracts may include personal accident and hospitalization riders, which protect the Group’s clients from the consequences of disability or hospital treatment due to an accident or illness of the insured or their dependants.

The main risks that the Group is exposed to under Life insurance policies are the following:

•                  Morbidity risk: risk of loss arising due to policyholder health experience being different than expected.

•                  Expense risk: risk of loss arising from expense experience being different than expected.

•                  Lapse/Surrender risk: risk of loss arising due to policyholder behaviour (lapses and surrenders) being different than expected.

Key assumptions

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

•                  Morbidity rates: Rates of hospitalization, by age and type of coverage, derived from the historical experience.

•                  Disability: Disability percentages for life riders with benefits in the event of disability of the insured are based mainly on the corresponding rates of reinsurance contracts currently in force.

•                  Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders.  Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

•                  Discount rate: The liability adequacy test is based on future Group cash inflows and outflows of insurance contracts. Future cash flows are discounted using investment yield curves at the end of the reporting period, taking into account company projected investment yields and the risk free curve.

Notes to the Financial Statements

Group and Bank

Liability adequacy test

Life business comprises of the following two main categories depending on the nature of the cover:

•                  Hospitalisation riders: The test was based on current assumptions for discount rate, morbidity, medical claim inflation, lapses, expenses and annual premium increase.  The aforementioned test did not result in additional reserves.

•                  Other riders: The test was based on current assumptions for discount rate, disability rates, lapses and expenses. The test resulted in additional reserves.

Sensitivity analysis

The sensitivity analysis set out below is calculated for those factors which are considered significant (discount rate, lapse rates and morbidity rates) as regards the effect of their change in the recorded reserves.

Sensitivity analysis

2016	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0.5%	5
	-0.5%	(6)
Lapse / Surrender Rates	Increase by +10%	21
	Decrease by -10%	(26)
Morbidity Rates	Increase by +5%	54
	Decrease by -5%	(54)

Sensitivity analysis

2015	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	5
	-0,5%	(6)
Lapse / Surrender Rates	Increase by +10%	22
	Decrease by -10%	(27)
Morbidity Rates	Increase by +5%	49
	Decrease by -5%	(49)

Property and casualty insurance

The Group provides products that cover a large range of risks such as personal, commercial, industrial risks and other risks related to property damage and third party liability.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies. The diversity of risks is also improved by careful selection and implementation of underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework. Pricing is based on past experience taking into consideration current trends and market conditions.

For specific risks arising from an unexpected number of claims or unusually large claims, an appropriate proactive policy is applied to all business units:

Underwriting process:  The criteria for the acceptance of insurance risk are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured. Furthermore where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk. In addition, in many cases insurance policies include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with discernible causing events).

Claims handling: The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group. This is achieved by appropriate information systems, reliable claim assessment procedures and qualified personnel with a high degree of ethical standing.

Provisions for Outstanding Claims: In addition to the claim-by-claim procedure, a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims incurred and the calculation of the corresponding reserves. This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

Reinsurance Policy: The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the Group’s solvency and its capacity to absorb losses arising from extreme events. The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims. The Group places particular emphasis on the coverage of catastrophic events, arising from natural perils, such as earthquakes by selecting reinsurance programs that cover events with a small probability of incurrence.

Notes to the Financial Statements

Group and Bank

Liability adequacy test

For all lines of businesses a liability adequacy test is performed for the adequacy of the technical provisions. With regards to the motor line of business (the largest line of business), historical data was examined on a per nature of claim basis, for each accident year after 2000 and the following methods were applied in order to estimate the ultimate cost for each accident year: cumulative payments, incurred claims, average claim cost projections and the Bornhuetter-Ferguson method of which the results were selected for the estimation of the total cost for each accident year.

Claims development tables

The tables below present the development of the incurred claims cost for each accident year from 2010 to 2016. In addition, the corresponding amounts of the cumulative actual claims payments are included, in order for there to be a distinction between actual payments and reserves. Outstanding claims estimates for years prior to 2010 are presented for reconciliation reasons.  Note that for Motor TPL, where additional reserves, resulted from the LAT performed (for both IBNR claims and adverse future deviation of the case estimates for reported claims) are included in the estimates presented.

For the Fire business (the second largest property and casualty line of business after Motor), the total cost per year is the sum of the cumulative payments and the reserves per case (no additional reserves resulted from the LAT performed).

The Motor and Fire lines of business account for over 85% of the outstanding claim reserves balances.

Motor TPL claims development

	Reserves	Group
Accident year	prior to 2010	2010	2011	2012	2013	2014	2015	2016	Total reserves
Accident year		200	140	82	64	61	50	48
One year later		192	138	83	63	53	52
Two years later		196	147	82	62	52
Three years later		199	145	82	61
Four years later		187	144	83
Five years later		161	123
Six years later		157
Current estimate of cumulative claims		157	123	83	61	52	52	48
Accident year		(60)	(34)	(21)	(16)	(12)	(11)	(11)
One year later		(87)	(58)	(33)	(24)	(21)	(18)
Two years later		(98)	(66)	(38)	(28)	(23)
Three years later		(108)	(75)	(44)	(31)
Four years later		(117)	(83)	(47)
Five years later		(124)	(88)
Six years later		(128)
Cumulative payments		(128)	(88)	(47)	(31)	(23)	(18)	(11)
Total outstanding claims reserve	56	29	35	36	30	29	34	37	286

Fire claims development

	Reserves	Group
Accident year	prior to 2010	2010	2011	2012	2013	2014	2015	2016	Total reserves
Accident year		24	19	16	10	15	36	17
One year later		22	18	15	9	13	34
Two years later		22	17	14	9	20
Three years later		22	17	14	9
Four years later		21	17	13
Five years later		21	16
Six years later		21
Current estimate of cumulative claims		21	16	13	9	20	34	17
Accident year		(5)	(7)	(5)	(3)	(6)	(5)	(12)
One year later		(15)	(14)	(10)	(7)	(10)	(11)
Two years later		(18)	(15)	(10)	(7)	(11)
Three years later		(18)	(15)	(10)	(8)
Four years later		(19)	(15)	(11)
Five years later		(20)	(16)
Six years later		(20)
Cumulative payments		(20)	(16)	(11)	(8)	(11)	(11)	(12)
Total outstanding claims reserve	6	1	1	1	1	9	24	5	48

Notes to the Financial Statements

Group and Bank

4.7                               Capital adequacy

In June 2013, the European Parliament and the Council of Europe issued Directive 2013/36/EU and Regulation (EU) No 575/2013 (known as CRD IV and CRR respectively), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transported into Greek Law by virtue of Greek Law 4261/2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the Supervisory Review and Evaluation process (“SREP”), to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank’s individual profile.

The table below summarises Pillar 1 & 2 capital requirements for NBG Group for 2017:

	CET1 Capital Requirements	Total Capital Requirements
Pillar 1	4,5%	8,0%
Pillar 2	3,0%	3,0%
Capital Conservation Buffer (2017)	1,25%	1,25%
Total	8,75%	12,25%

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions, are presented in the table below:

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Common Equity Tier 1	16.3%	14.6%	16.3%	21.3%
Tier I	16.3%	14.6%	16.3%	21.3%
Total	16.3%	14.6%	16.3%	21.3%

Group and Bank CET1 ratio has significantly decreased due to the repayment of the contingent convertible bonds (“CoCos”) of €2,029 million, plus dividend of €168 million, in December 2016 (See Note 38).

In addition, the Group’s CET1 ratio has increased due to the completion of the disposal of Finansbank, NBGI Private Equity Funds, Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (See Note 30).

DTC Law

Article 27A of Law 4172/2013, “DTC Law”, as currently in force, allows, under certain conditions, and from 2017 onwards Credit Institutions to convert Deferred Tax Assets (“DTAs”) arising from Private Sector Initiative (“PSI”) losses, accumulated provisions for credit losses recognised on 30 June 2015, losses from final write-off or the disposal of loans and accounting write-offs to a receivable (Tax Credit) from the Greek State (for the last two categories see below the amendments to article 27A). The main condition is the existence of an accounting loss of a respective year, starting from accounting year 2016 and onwards. The Tax Credit is offsettable against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue conversion rights for an amount of 100% of the Tax Credit in favour of the Greek State and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these rights. The reserve will be capitalised with the issuance of common shares in favour of the Greek State. This new legislation allows Credit Institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving their capital position.

On 29 March 2017 a new law was voted which further amended articles 27 and 27A of Law 4172/2013 as follows:

Amendments to article 27 introduce an amortization period of 20 years for losses due to loan write-offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

Amendments to article 27A extend the scope of article 27A to capture, in addition to PSI losses and provisions for loan losses, the following categories of time differences: (i) losses from the final write-off or the disposal of loans and (ii) accounting write-offs, which will ultimately lead to final write-offs and losses from disposals. It is further provided that DTC cannot exceed the tax corresponding on accumulated provisions accounted up to 30 June 2015, less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions and (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 31 December 2016, the amount of DTA that was eligible for conversion to a receivable from the Greek State subject to the DTC Law was €4.8 billion (2015: €4.9 billion).

Notes to the Financial Statements

Group and Bank

4.8                               Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s and the Bank’s Statement of Financial Position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	31.12.2016	31.12.2016	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	41,643	38,992	—	—	38,992
Held-to-maturity investment securities	149	245	68	163	14
Loans-and-receivables investment securities	10,099	9,607	—	9,288	319

Financial Liabilities
Due to customers	39,932	39,894	26,254	13,640	—
Debt securities in issue	536	535	—	535	—
Other borrowed funds	137	137	—	137	—

	Carrying amounts	Fair values
	31.12.2015	31.12.2015	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	45,375	42,893	—	—	42,893
Held-to-maturity investment securities	233	318	70	231	17
Loans-and-receivables investment securities	13,250	12,901	—	12,620	281

Financial Liabilities
Due to customers	42,957	42,936	27,020	15,916	—
Debt securities in issue	279	279	—	279	—
Other borrowed funds	146	148	—	148	—

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values
	31.12.2016	31.12.2016	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	38,166	35,515	—	—	35,515
Held-to-maturity investment securities	84	68	—	48	20
Loans-and-receivables investment securities	9,872	9,365	—	9,046	319

Financial Liabilities
Due to customers	36,799	36,760	25,417	11,343	—
Other borrowed funds	258	256	—	256	—

	Carrying	Fair
	amounts	values
	31.12.2015	31.12.2015	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	39,750	37,231	—	—	37,231
Held-to-maturity investment securities	138	126	—	103	23
Loans-and-receivables investment securities	13,076	12,713	—	12,439	274

Financial Liabilities
Due to customers	36,866	36,841	24,288	12,553	—

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 December 2016 and 31 December 2015:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Notes to the Financial Statements

Group and Bank

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s Statement of Financial Position at fair value by fair value measurement level at 31 December 2016 and 31 December 2015:

Financial instruments measured at fair value - Group

	Fair value measurement using			Total asset/ liability at
As at 31 December 2016	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	299	1,572	8	1,879
Derivative financial instruments	11	4,437	34	4,482
Available-for-sale investment securities	971	1,624	9	2,604
Insurance related assets and receivables	173	117	—	290
Total	1,454	7,750	51	9,255

Liabilities
Due to customers designated as at fair value through profit or loss	—	527	—	527
Derivative financial instruments	5	5,142	22	5,169
Total	5	5,669	22	5,696

	Fair value measurement using			Total asset/ liability at
As at 31 December 2015 As restated	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	163	2,310	13	2,486
Derivative financial instruments	1	4,065	11	4,077
Available-for-sale investment securities	946	1,608	48	2,602
Insurance related assets and receivables	205	102	—	307
Total	1,315	8,085	72	9,472

Liabilities
Due to customers designated as at fair value through profit or loss	—	2	—	2
Derivative financial instruments	1	4,801	4	4,806
Debt securities in issue designated as at fair value through profit or loss	—	825	—	825
Total	1	5,628	4	5,633

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value - Bank

	Fair value measurement using			Total asset/ liability at
As at 31 December 2016	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	278	1,565	8	1,851
Derivative financial instruments	11	4,436	19	4,466
Available-for-sale investment securities	47	168	9	224
Total	336	6,169	36	6,541

Liabilities
Due to customers designated as at fair value through profit or loss	—	527	—	527
Derivative financial instruments	5	5,139	22	5,166
Total	5	5,666	22	5,693

	Fair value measurement using			Total asset/ liability at
As at 31 December 2015 As restated	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	144	1,969	13	2,126
Derivative financial instruments	1	4,062	11	4,074
Available-for-sale investment securities	38	145	32	215
Total	183	6,176	56	6,415

Liabilities
Due to customers designated as at fair value through profit or loss	—	2	—	2
Derivative financial instruments	1	4,798	4	4,803
Debt securities in issue designated as at fair value through profit or loss	—	825	—	825
Total	1	5,625	4	5,630

The tables below present the fair values for the assets and liabilities classified as held-for-sale in the Group’s Statement of Financial Position and are measured at fair value for 31 December 2016  and 2015 :

Held for Sale Operations - Financial instruments measured at fair value

	Fair value measurement using			Total asset/ liability at Fair
As at 31 December 2016	Level 1	Level 2	Level 3	value
Assets
Financial assets at fair value through profit or loss		563	—	563
Available-for-sale investment securities	3	329	6	338
Total	3	892	6	901

Liabilities
Derivative financial instruments	—	2	—	2
Total	—	2	—	2

Held for Sale Operations - Financial instruments measured at fair value

	Fair value measurement using			Total asset/ liability at Fair
As at 31 December 2015	Level 1	Level 2	Level 3	value
Assets
Financial assets at fair value through profit or loss	25	1	—	26
Derivative financial instruments	—	1,723	—	1,723
Loans and advances to customers designated as at fair value through profit or loss	—	—	18	18
Available-for-sale investment securities	1,625	21	75	1,721
Total	1,650	1,745	93	3,488

Liabilities
Derivative financial instruments	—	768	—	768
Total	—	768	—	768

Notes to the Financial Statements

Group and Bank

Transfers from Level 1 to Level 2

As at 31 December 2016 certain available-for-sale and fair value through profit or loss securities issued by ESM, EFSF and a European government, for which the Group has determined that sufficient liquidity and trading existed as at 31 December 2016, has been transferred from Level 2 to Level 1, according to the Group fair value hierarchy policy. The carrying amount of the investment securities transferred as at 31 December 2016 was €50 million.

No transfers of financial instruments from Level 1 to Level 2 occurred in 2015.

Level 3 financial instruments

Level 3 financial instruments at 31 December 2016 and 31 December 2015 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

(c)          In 2015, available-for-sale investment securities include non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally, in 2015 available-for-sale investment securities also include debt securities whose fair value is determined by the value of the underlying collateral and equity securities, the value of which has been based on the agreed buyout consideration and the proportion of the Group’s share, is based on the share of proceeds the acquired company had from the respective NBG Group entities.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 31 December 2016 and 31 December 2015, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the period ended 31 December 2016 transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Reconciliation of fair value measurements in Level 3 — Group

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	13	7	48
Gain / (losses) included in Income statement	(1)	(21)	26
Gain / (losses) included in OCI	—	—	(23)
Purchases	—	19	—
Sales	(4)	—	—
Settlements	—	(1)	(26)
Transfer to non current assets held for sale	—	—	(16)
Transfer into/ (out of) level 3	—	8	—
Balance at 31 December	8	12	9

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	15	27	50	11	42
Gain / (losses) included in Income statement	(1)	(12)	(3)	—	—
Gain / (losses) included in OCI	—	—	(1)	—	—
Purchases	—	1	—	—	—
Settlements	(1)	2	—	(11)	—
Transfer to non current assets held for sale	—	—	(29)	—	(42)
Transfer into/ (out of) level 3	—	(11)	31	—	—
Balance at 31 December	13	7	48	—	—

Notes to the Financial Statements

Group and Bank

Reconciliation of fair value measurements in Level 3— Bank

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	13	7	32
Gain / (losses) included in Income statement	(1)	(21)	26
Gain / (losses) included in OCI	—	—	(23)
Purchases	—	4	—
Sales	(4)	—	—
Settlements	—	(1)	(26)
Transfer into/ (out of) level 3	—	8	—
Balance at 31 December	8	(3)	9

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	14	27	8
Gain / (losses) included in Income statement	(1)	(12)	1
Purchases	—	1	—
Settlements	—	2	—
Transfer into/ (out of) level 3	—	(11)	23
Balance at 31 December	13	7	32

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to NIL for both, the period ended 31 December 2016 and the year ended 31 December 2015.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments amount for the period ended 31 December 2016 for the Group Nil and €(25) million respectively (31 December 2015: €(1) million, €(3)million respectively) and for the period ended 31 December 2016 for the Bank Nil and €(25) million respectively (31 December 2015: €(1) million, €(3) million respectively).

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant unobservable inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

The liquidity risk adjustment reflects, among other things, the illiquid nature of certain financial instruments and the cost that would be incurred to close out certain financial positions of the Group either by unwinding or disposing the actual market risk that the Group has undertaken.

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements 31 December 2016

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High
Financial assets at fair value through profit or loss	8	Price Based	Price	101.24		101.24
Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
Interest Rate Derivatives	6	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	(1)	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	12.6%		99.30%
	4	Discounted Cash Flows	FX Pair Correlation	-50.00%		99.30%
Other Derivatives	16	Monte Carlo Simulation	Volatility of stock price	39.00%		39.00%
	(13)	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	70	bps	70	bps

Quantitative Information about Level 3 Fair Value Measurements  31 December 2015

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High
Financial assets at fair value through profit or loss	13	Price Based	Price	23.51		100.87
Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
	6	Collateral Based	Factor of Collateral Realization	42.00%		65.00%
	2	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	31	Agreed Buyout Consideration	Share of Proceeds Calculation	n/a		n/a
Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	1	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%		90.00%
	3	Discounted Cash Flows	FX Pair Correlation	-50.00%		94.64%
Other Derivatives	(4)	Discounted Cash Flows Internal Model (for CVA/DVA)	Credit Spread	322	bps	505	bps

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors. Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value.  The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Within other derivatives there are certain forward commodity derivatives for which the bilateral credit risk adjustment is significant in comparison to their fair value.  A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Notes to the Financial Statements

Group and Bank

4.9                               Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position where the Group and the Bank currently have a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Group and the Bank enter into various master netting arrangements or similar agreements that do not meet the criteria set by the applicable accounting guidance for offsetting in the Statement of Financial Position but still allow for the related amounts to be set off in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform). The table below presents the recognised financial instruments that are either offset or subject to master netting arrangements or similar agreements but not offset, as at 31 December 2016 and 2015, and shows under “Net amount” what the net impact would be on the Group’s and the Bank’s Statement of Financial Position if all set-off rights were exercised.

a. Financial assets subject to offsetting, enforceable netting arrangements and similar agreements

		Group				Bank
At 31 December 2016		Derivative instruments (1)	Reverse repurchase agreements (2)	Deposits in margin accounts (2)	Total	Derivative instruments (1)	Reverse repurchase agreements (2)	Deposits in margin accounts (2)	Total

Gross amounts of recognised financial assets		4,547	—	1,414	5,961	4,531	—	1,414	5,945
Positive market values from derivative financial instruments		(65)	—	—	(65)	(65)	—	—	(65)
Negative market values from derivative financial instruments		—	—	(120)	(120)	—	—	(120)	(120)
Net amounts of financial assets presented in the Statement of Financial Position		4,482	—	1,294	5,776	4,466	—	1,294	5,760
Related amounts not set off in the Statement of Financial Position	Financial instruments collateral received	(2,380)	—	—	(2,380)	(2,380)	—	—	(2,380)
	Cash collateral received	(629)	—	—	(629)	(629)	—	—	(629)
Net amount		1,473	—	1,294	2,767	1,457	—	1,294	2,751

(1)   Included in Derivative assets in the Statement of Financial Position of the Group and the Bank as at 31 December 2016.

(2)   Included in Due from Banks in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2016.

		Group				Bank
At 31 December 2015		Derivative instruments (1)	Reverse repurchase agreements (2)	Loan receivables (2)	Total	Derivative instruments (1)	Reverse repurchase agreements (2)	Loan receivables (3)	Total
		As restated				As restated
Gross amounts of recognised financial assets		4,077	6	701	4,784	4,074	6	701	4,781
Gross amounts of recognised financial liabilities set off in the Statement of Financial Position		—	—	(700)	(700)	—	—	(700)	(700)
Net amounts of financial assets presented in the Statement of Financial Position		4,077	6	1	4,084	4,074	6	1	4,081

Related amounts not set off in the Statement of Financial Position	Financial instruments collateral received	(2,191)	(6)	—	(2,197)	(2,191)	(6)	—	(2,197)
	Cash collateral received	(513)	—	—	(513)	(513)	—	—	(513)
Net amount		1,373	—	1	1,374	1,370	—	1	1,371

(1)   Included in Derivative assets in the Statement of Financial Position of the Group and the Bank as at 31 December 2015.

(2)   Included in Loans and advances to customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2015.

Notes to the Financial Statements

Group and Bank

b. Financial liabilities subject to offsetting, enforceable netting arrangements and similar agreements

		Group				Bank
	At 31 December 2016	Derivative instruments (1)	Repurchase agreements (2)	Due to customers	Total	Derivative instruments (1)	Repurchase agreements (2)	Due to customers	Total

	Gross amounts of recognised financial liabilities	5,354	4,739	—	10,093	5,351	4,792	—	10,143
	Negative market values from derivative financial instruments	(65)	—	—	(65)	(65)	—	—	(65)
	Deposits in margin accounts	(120)	—	—	(120)	(120)	—	—	(120)
	Net amounts of financial liabilities presented in the Statement of Financial Position	5,169	4,739	—	9,908	5,166	4,792	—	9,958

Related amounts not set off in the Statement of Financial Position	Financial instruments collateral pledged	(1,354)	(4,739)		(6,093)	(1,354)	(4,792)	—	(6,146)
	Cash collateral pledged	(865)			(865)	(865)	—	—	(865)
	Net amount	2,950	—	—	2,950	2,947	—	—	2,947

(1)   Included in Derivative liabilities in the Statement of Financial Position of the Group and the Bank as at 31 December 2016.

(2)   Of which, €4,693 million and €4,746 included in Due to Banks and €46 million and €46 million included in Due to Customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2016.

		Group				Bank
At 31 December 2015		Derivative instruments (1)	Repurchase agreements (2)	Due to customers (3)	Total	Derivative instruments (1)	Repurchase agreements (2)	Due to customers (3)	Total
		As restated				As restated
Gross amounts of recognised financial liabilities		4,806	101	700	5,607	4,803	46	700	5,549
Gross amounts of recognised financial assets set off in the Statement of Financial Position		—	—	(700)	(700)	—	—	(700)	(700)
Net amounts of financial liabilities presented in the Statement of Financial Position		4,806	101	—	4,907	4,803	46	—	4,849

Related amounts not set off in the Statement of Financial Position	Financial instruments collateral pledged	(1,284)	(100)		(1,384)	(1,284)	(46)	—	(1,330)
	Cash collateral pledged	(995)			(995)	(995)	—	—	(995)
Net amount		2,527	1	—	2,528	2,524	—	—	2,524

(1)   Included in Derivative liabilities in the Statement of Financial Position of the Group and the Bank as at 31 December 2015.

(2)   Of which, €55 million and nil included in Due to Banks and €46 million and €46 million included in Due to Customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2015.

(3)   Included in Due to customers in the Statement of Financial Position of the Group and the Bank as at 31 December 2015.

NOTE 5:        Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million) except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey which was disposed of on 15 June 2016.

Notes to the Financial Statements

Group and Bank

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, included a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of 31 December 2015, Finansbank was classified as Held for Sale and Discontinued Operations and on 15 June 2016 the disposal of Finansbank was completed (see Note 30).

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

12 month period ended

31.12.2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	535	571	132	188	49	191	—	116	1,782
Net fee and commission income	86	85	6	(35)	3	43	—	4	192
Other	13	(37)	(13)	(160)	70	19	—	198	90
Total income	634	619	125	(7)	122	253	—	318	2,064
Direct costs	(426)	(40)	(11)	(45)	(69)	(178)	—	(15)	(784)
Allocated costs and provisions(1)	(482)	(274)	(164)	(24)	(14)	(32)	—	(204)	(1,194)
Share of profit of equity method investments	—	—	—	1	1	—	—	(1)	1
Profit / (loss) before tax	(274)	305	(50)	(75)	40	43	—	98	87
Tax benefit / (expense)									(34)
Profit for the period from continuing operations									53
Non-controlling interests									27
Profit/(loss) for the period from discontinued operations						48	(2,961)		(2,913)
Loss attributable to NBG equity shareholders									(2,887)

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Depreciation and amortisation	12	2	—	1	9	11	—	74	109
Credit provisions and other impairment charges	198	237	141	2	8	33	—	190	809
Non current asset additions	13	5	—	1	6	13	—	97	135

Segment assets as at 31 December 2016
Segment assets	18,997	11,115	2,019	11,750	2,789	5,776		16,686	69,132
Deferred tax assets and Current income tax advance									5,674
Non-current assets held for sale									3,725
Total assets									78,531

Segment liabilities as at 31 December 2016
Segment liabilities	34,802	76	83	18,407	2,268	4,109		8,183	67,928
Current income and deferred tax liabilities									17
Liabilities associated with non-current assets held for sale									2,999
Total liabilities									70,944

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12 month period ended	Retail	Corporate & Investment		Global markets & Asset		International Banking	Turkish Banking
31 December 2015	Banking	Banking	SAU	Management	Insurance	Operations	Operations	Other	Group
Net interest income	521	601	176	101	45	192	—	129	1,765
Net fee and commission income	81	83	7	(175)	4	46	—	(2)	44
Other	10	(13)	(12)	(72)	80	11	—	(33)	(29)
Total income	612	671	171	(146)	129	249	—	94	1,780
Direct costs	(436)	(47)	(9)	(46)	(83)	(185)	—	(42)	(848)
Allocated costs and provisions(1)	(1,829)	(1,106)	(848)	(127)	(28)	(67)	—	(537)	(4,542)
Share of profit of equity method investments	—	—	—	1	1	—	—	—	2
Profit / (loss) before tax	(1,653)	(482)	(686)	(318)	19	(3)	—	(485)	(3,608)
Tax benefit / (expense)									1,000
Loss for the period from continuing operations									(2,608)
Non-controlling interests									(29)
Profit for the period from dicontinued operations						16	(1,606)		(1,590)

Loss attributable to NBG equity shareholders									(4,227)

Depreciation, amortisation & impairment charges(1)	10	3	—	1	9	13	—	75	111
Credit provision and other impairment charges	1,548	1,069	826	(10)	34	67	—	641	4,175
Non current asset additions	7	9	—	4	5	20	—	134	179

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

Segments assets as at 31 December 2015
Segments assets	19,972	11,684	1,824	13,000	2,756	9,557	—	18,940	77,733
Deferred tax assets and current income tax advance									5,675
Non-current assets held for sale									27,767
Total assets									111,175

Segments liabilities as at 31 December 2015
Segments liabilities	35,240	120	79	24,925	2,259	6,963	—	8,103	77,689
Current income and deferred tax liabilities									19
Liabilities associated with non-current assets held for sale									23,643
Total liabilities									101,351

Notes to the Financial Statements

Group and Bank

Breakdown by location

12 month period ended
31 December 2016	Greece	S.E. Europe	Turkey	Other	Group
Net interest income	1,592	154	—	36	1,782
Net fee and commission income	149	35	—	8	192
Other	70	7	—	13	90
Total income	1,811	196	—	57	2,064
Direct costs	(606)	(143)	—	(35)	(784)
Allocated costs and provisions(1)	(1,162)	(19)	—	(13)	(1,194)
Share of profit of equity method investments	1	—	—	—	1
Profit / (loss) before tax	44	34	—	9	87
Tax benefit / (expense)					(34)
Profit for the period from continuing operations					53
Non-controlling interests					27
Discontinued operations		48	(2,961)		(2,913)
Profit attributable to NBG equity shareholders					(2,887)

Depreciation and amortisation(1)	97	10	—	2	109
Credit provisions and other impairment charges	777	19	—	13	809
Non-current asset additions	121	12	—	2	135
Non-current assets	2,258	112	—	27	2,397

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

Breakdown by location

12 month period ended
31 December 2015	Greece	S.E. Europe	Turkey	Other	Group
Net interest income	1,573	157	—	35	1,765
Net fee and commission income	(2)	37	—	9	44
Other	(38)	8	—	1	(29)
Total income	1,533	202	—	45	1,780
Direct costs	(664)	(147)	—	(37)	(848)
Allocated costs and provisions(1)	(4,475)	(59)	—	(8)	(4,542)
Share of profit of equity method investments	1	—	—	1	2
Profit / (loss) before tax	(3,605)	(4)	—	1	(3,608)
Tax benefit / (expense)					1,000
Loss for the period from continuing operations					(2,608)
Non-controlling interests					29
Profit/(loss) for the period from discontinued operations		16	(1,606)		(1,590)
Loss attributable to NBG equity shareholders					(4,227)

Depreciation and amortisation(1)	98	11	—	2	111
Credit provisions and other impairment charges	4,108	59	—	8	4,175
Non-current asset additions	160	17	—	2	179
Non-current assets	2,259	228	—	33	2,520

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Notes to the Financial Statements

Group and Bank

NOTE 6:                         Net interest income

	Group		Bank
Continuing Operations	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Interest earned on:
Amounts due from banks	11	12	13	18
Financial assets at fair value through profit or loss	63	64	63	64
Investment securities	167	170	109	141
Loans and advances to customers	1,883	2,135	1,676	1,895
Interest and similar income	2,124	2,381	1,861	2,118

Interest payable on:
Amounts due to banks	(119)	(194)	(123)	(200)
Amounts due to customers	(221)	(418)	(183)	(365)
Debt securities in issue	(17)	(45)	—	—
Other borrowed funds	15	41	(1)	(36)
Interest expense and similar charges	(342)	(616)	(307)	(601)

Net interest income	1,782	1,765	1,554	1,517

NOTE 7:                         Net fee and commission income

	Group		Bank
Continuing Operations	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Custody, brokerage & investment banking	12	18	6	5
Retail lending fees	33	28	21	17
Corporate lending fees	99	100	86	89
Banking fees & similar charges	92	84	74	63
Commissions on issues of Pillar II and to ELA for liquidity purposes	(54)	(197)	(54)	(197)
Fund management fees	10	11	3	4
Net fee and commission income	192	44	136	(19)

Notes to the Financial Statements

Group and Bank

NOTE 8:                         Earned premia net of claims and commissions

	Group
Continuing Operations	31.12.2016	31.12.2015

Gross written premia	547	517
Less: Premia ceded to reinsurers	(67)	(74)
Net written premia	480	443

Change in unearned premium reserve	8	13
Reinsurers’ share of change in unearned premium reserve	1	(4)
Change in unearned premium reserve — Group share	9	9

Net earned premia	489	452
Other (incl. net gains / (losses) on unit-linked assets)	10	17
Earned premia net of reinsurance	499	469

Benefits and claims incurred	(285)	(382)
Less: Reinsurers’ share of benefits and claims incurred	25	40
Benefits and claims incurred— Group share	(260)	(342)

Change in actuarial and other reserves	(91)	27
Less: Change in reinsurance asset of actuarial and other reserves	1	—
Change in actuarial and other reserves — Group share	(90)	27

Commission expense	(71)	(69)
Commission income from reinsurers	14	14
Net commission expense	(57)	(55)
Net return to DAF contract holders	(8)	(5)
Other	(7)	(6)
Net claims incurred	(423)	(381)

Earned premia net of claims and commissions	76	88

NOTE 9:                         Net trading income / (loss) and results from investment securities

	Group		Bank
Continuing Operations	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Net trading result and other net unrealized gains / (losses) from financial instruments	(170)	(42)	(224)	27
Net gain / (loss) from disposal of investment debt securities	25	(34)	24	(31)
Net gain / (loss) from disposal of investment equity securities	27	2	26	1
Net gain / (loss) from disposal of investment mutual funds	3	—	—	—
Total	(115)	(74)	(174)	(3)

Net trading result and other net unrealized gains/(losses) from financial instruments includes net gain/(losses) from financial instruments designated as at fair value through profit or loss for the year ended 31 December 2016 of €(52) million (2015: €9 million) for the Group and the Bank.

In addition, it includes gains of €48 million for the Group and the Bank (2015: €122 million for the Group and the Bank) relating to the bilateral CVA of derivatives.

Finally, for the year ended 31 December 2015 it includes gains of €8 million for the Bank and €4 million for the Group that resulted from the LME offer and from the Burden Sharing Measures on the Debt securities in issue, and the Other borrowed funds and net gains of €60 million for the Bank from the LME offer and the Burden Sharing Measures relating to the Preferred securities. The corresponding gain at Group level amounted to €59 million and was recognized directly in retained earnings.

Notes to the Financial Statements

Group and Bank

NOTE 10:                  Net other income / (expenses)

	Group		Bank
Continuing Operations	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Income from non-banking activities	262	118	374	85
Deposit Insurance Premium	(69)	(91)	(57)	(80)
Withholding taxes and duties on loans granted	(64)	(70)	(64)	(70)
Total	129	(43)	253	(65)

Income from non-banking activities for the Group includes gain from the sale of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. of €150 million and for the Bank includes €333 million dividend income received from subsidiaries and €36 million gain from the sale of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

Contributions to Deposit Insurance and Resolution Funds for the Bank includes €39 million regarding the regular contribution to the Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) Resolution Leg (2015: €42 million) and €18 million contribution towards the Single Resolution Fund (“SRF”) (2015: €26 million). Also, 2015 includes €12 million a one-off contribution to cover the cost of the resolution of Panellinia Bank.

NOTE 11:                  Personnel expenses

	Group		Bank
Continuing Operations	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Salaries and other staff related benefits	722	748	570	579
Pension costs: defined benefit plans (see Note 12)	14	14	7	11
Total	736	762	577	590

Salaries and other staff related benefits include the amount of €26 million (2015: €26 million) paid to IKA-ETAM in accordance to Law 3655/2008, after the incorporation of the Bank’s main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. This amount will be paid annually to IKA-ETAM for the next 7 years up to 2024 (see Note 12).

The average number of employees for the Group during the period 1 January 2016 up to 31 December 2016 was 16,296 (2015: 17,112) and for the Bank was 10,506 (2015: 10,724). The decrease in the Group’s average number of employees was mainly due to the sale of ASTIR Palace Vouliagmenis S.A. and ASTIR Marina Vouliagmenis S.A. of approximately 411 employees (see Note 45).

On 9 December 2016, the Bank announced to its employees the terms of the VES, which applied also to certain domestic subsidiaries. The deadline for applications was on 22 December 2016 and 1,171 and 1,125 employees participated for the Group and the Bank, respectively (see Note 12).

NOTE 12:                  Retirement benefit obligation

I. Defined Contribution Plans

National Bank of Greece Pension Plan

In accordance with Law 3655/2008, applicable from April 2008, the Bank’s main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute €26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to 1 January 1993. However, in accordance with Law 4387/2016 and Ministry decision number F11321/OIK.45947/1757/2016 (Govt. Gazette 4458/B/30.12.2016), from 1 January 2017, the employer contributions made by the Bank will be reduced equally every year until they reach in 2020 the 13.33% (31 December 2016: 19.92%). Additionally, in the context of the aforementioned law, the cap of €5,860.80 and for the first time will be applicable as monthly maximum income upon which contributions will be calculated. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13.3%.

National Bank of Greece Auxiliary Pension Plan

In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees (‘‘ETAT’’). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by a special financial report commissioned by the Ministry of Finance pursuant to this legislation.

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay. Under Law 3371/2005 employees hired after 1 January 2005 are insured in the

Notes to the Financial Statements

Group and Bank

single auxiliary social security fund (“ETEAM”).  The Bank pays its contributions to ETEAM since 1 May 2007.

In accordance with Law 4052/2012 (GG A’ 41) a new auxiliary fund called Integrated Auxiliary Pension Fund (“ETEA”) was established and started on 1 July 2012.  However, in accordance with new Law 4387/2016 (GG A’ 85) article 74, ETEA shall be renamed as “Unified Fund for Auxiliary Insurance and Lump Sum Benefits” (“ETEAEP”). ETEAEP includes, among others, ETEAM and according to transitional provisions of the Law N.4052/2012 (GG A’ 256/2012), from 1 January 2013, the ETAT regarding the auxiliary schemes is mandatorily included.

In April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount to ETEA in relation to this merger.

Ethniki Hellenic General Insurance Company Benefit Plan

As for the Bank’s main pension plan, following legislation passed in April 2008, the post-retirement plan of EH, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13.3% from 20.0%. However, in accordance with Law 4387/2016 and Ministry decision number F11321/OIK.45947/1757/2016 (Govt. Gazette 4458/B/30.12.2016), from 1 January 2017, the employer contributions made by EH will be reduced equally every year until they reach in 2020 the 13.33% (31 December 2016: 16.67%). Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13.3%.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which, UBB, SABA, NBG Asset Management Mutual Funds, EH, NBGI Private Equity Ltd and NBG Cyprus also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (“T.Y.P.E.T.”) amount to 6.25% of employees’ salaries. Employees’ contributions amount to 2.5% of their salaries. Additional contributions are paid for insured members of the employees’ families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total contributions to social security funds, state run plans and defined contribution plans for 2016 and 2015 were €208 million and €223 million respectively.  The respective figures for the Bank were €178 million and €179 million respectively. As mentioned above, as of 1 August 2008, the Bank’s pension plan and the pension branch of EH post-retirement and health plan were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

National Bank of Greece Lump Sum Benefit Plan

Up to 2013, the Bank did not contribute to the aforementioned plan. Following the amendment of the aforementioned plan’s regulation, from 1 January 2014 the Bank pays contribution of 2% for the active employees as of 31 December 2013 and for the employees that subsequently joined the Bank.

II. Defined Benefit Plans

Retirement indemnities

Most Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump sum based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee’s profession (e.g. Greek law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

In accordance with Law 4046/2012 and Board of Ministers’ Decision (6/28.2.2012), from 14 February 2012 onwards, the employment contracts that lapse on attainment of the normal retirement age or based on the particular retirement conditions, are considered as indefinite duration employment contracts and therefore, the provisions for employees statutory retirement indemnity of Law 2112/1920, are applied.

Prior to the enactment of the above Law, the Bank considered the employment contracts with its employees as finite duration contracts; therefore no provision for staff leaving indemnity was recognized.

On 12 November 2012, the new Law 4093/2012 (GG A’ 222) decreased the Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law restricts the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

The transitional provisions of the law state that for employees who on 12 November 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year and up to 24 monthly salaries. In case of dismissal the additional monthly salary is restricted to 2,000 euros.

Lump sum and annuity benefits

Most EH and former Ethnokarta employees are entitled to benefits from DAF type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees’ salary and years of service, and vary depending on the provisions of each policy.

Benefits for the employees’ children

Benefits to employees’ children are lump sum and are also based on the parents’ salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees’ children through a DAF type policy, as well as to the Bank’s employees’ children through a separate fund.

Notes to the Financial Statements

Group and Bank

Pension costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

Pension costs — defined benefit plans

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Service cost	8	8	6	7
Net interest expense on the net defined benefit liability/(asset)	6	5	6	5
Losses / (income) on curtailments /settlements and other expense/ (income)	110	1	105	(1)
Utilization of prior year provision (see Note 36 )	(110)	—	(110)	—
Total	14	14	7	11

In 2016, losses / (income) on curtailments / settlements and other expense / (income) mainly include the cost of the VES implemented by the Bank and certain domestic subsidiaries, amounting to €110 million and €105 million for the Group and the Bank, respectively (see Note 11).

Furthermore, the amount of €110 million utilization of prior year provision, relates to partial utilisation of the provision recognized as of 31 December 2015 (see Note 36) in the context of Bank’s commitment under the 2015 Revised Restructuring Plan to decrease its total FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018 (see Note 48).

In 2015, losses / (income) on curtailments / settlements and other expense / (income) includes mainly the additional cost of extra benefits in excess of the benefits provided for Vojvodjanska Banka a.d. Novi Sad and Stopanska Banka A.D.

Net liability in Statement of Financial Position

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Present value of funded obligations	201	203	151	158
Fair value of plan assets	(70)	(68)	(15)	(18)
	131	135	136	140
Present value of unfunded obligations	138	138	119	118
Total	269	273	255	258

Movement in net liability

	Group		Bank
	2016	2015	2016	2015

Net liability at the beginning of the period	273	337	258	270
Acquisition/Merger of subsidiaries/transfers to non-current assets held for sale	(5)	(44)	—	—
Actual employer contributions paid	(18)	(8)	(16)	(4)
Benefits paid directly	(126)	(3)	(118)	(1)
Total expense recognised in the income statement - continuing operations	124	14	117	11
Total expense recognised in the income statement -discontinued operations	—	—	—	—
Amount recognized in the OCI	20	(25)	14	(18)
Foreign exchange rate changes	1	2	—	—
Net liability at the end of the period	269	273	255	258

Remeasurements on the net liability

	Group		Bank
	2016	2015	2016	2015

Liability (gain)/loss due to changes in assumptions	26	(24)	20	(16)
Liability experience (gain)/loss arising during the year	(5)	1	(6)	(2)
Return on plan assets (excluding amounts included in interest income)	(1)	(2)	—	—
Total amount recognised in OCI	20	(25)	14	(18)

In 2017, the Group and the Bank are expected to make €10 million and €7 million respectively in contributions to funded plans, and pay €31 million and €25 million respectively in retirement indemnities.

Notes to the Financial Statements

Group and Bank

Reconciliation of defined benefit obligation

	Group		Bank
	2016	2015	2016	2015

Defined benefit obligation at the beginning of the period	341	400	276	289
Acquisition/ mergers of subsidiaries/transfers to non-current assets to held for sale	(5)	(44)	—	—
Service cost-continuing operations	8	8	6	7
Service cost-discontinued operations	—	—	—	—
Interest cost -continuing operations	8	6	6	5
Interest cost -discontinued operations	—	—	—	—
Employee contributions	4	3	3	4
Benefits paid from the Fund	(23)	(9)	(22)	(9)
Benefits paid directly	(126)	(3)	(118)	(1)
Losses/(gains) on curtailments / settlements- continuing operations	110	1	105	(1)
Remeasurements (gains)/losses:
Loss/(Gain) - financial assumptions	26	(24)	20	(16)
Loss/(Gain) - demographic assumptions	—	—	—	—
Loss/(Gain) - experience	(5)	1	(6)	(2)
Foreign exchange rate differences	1	2	—	—
Defined benefit obligation at the end of the period	339	341	270	276

Reconciliation of plan assets

	Group		Bank
	2016	2015	2016	2015

Fair value of plan assets at the beginning of the period	68	63	18	19
Expected return on plan assets	2	1	—	—
Employer contributions	18	8	16	4
Employee contributions	4	3	3	4
Benefits paid from the fund	(23)	(9)	(22)	(9)
Remeasurements gains/(losses):
Return on plan assets (excluding amounts included in interest income)	1	2	—	—
Fair value of plan assets at the end of the period	70	68	15	18

The weighted average assumptions used to determine the pension costs for these defined benefit obligations, for the years ended 31 December 2016 and 31 December 2015 are:

Weighted average assumptions at the end of the reporting period

	Group		Bank
	2016	2015	2016	2015

Discount rate	1.6%	3.4%	1.6%	2.35%
Price inflation	1.5%	2.2%	1.5%	1.5%
Rate of compensation increase	1.6%	2.4%	1.5%	1.5%
Pension increase	0.0%	0.0%	0.0%	0.0%
Plan duration	11.8	11.7	11.8	10.9

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date.

Sensitivity analysis of significant actuarial assumptions-Group	31 December 2016

Actuarial assumption	Change in Assumptions	Increase / (decrease) in defined benefit obligation
Discount rate	Increase by 50 basis points	(5,5)%
	Decrease by 50 basis points	6,0%
Price inflation	Increase by 50 basis points	0,5%
	Decrease by 50 basis points	(0,5)%
Rate of compensation increase	Increase by 50 basis points	3,8%
	Decrease by 50 basis points	(3,5)%
Pension growth rate	Increase by 50 basis points	1,3%
	Decrease by 50 basis points	(1,2)%
Life Expectancy	Plus 1 year	0,7%
	Minus 1 year	(0,8)%

Notes to the Financial Statements

Group and Bank

Sensitivity analysis of significant actuarial assumptions-Bank	31 December 2016

Actuarial assumption	Change in Assumptions	Increase / (decrease) in defined benefit obligation
Discount rate	Increase by 50 basis points	(5,5)%
	Decrease by 50 basis points	6,0%
Price inflation	Increase by 50 basis points	0,4%
	Decrease by 50 basis points	(0,4)%
Rate of compensation increase	Increase by 50 basis points	3,8%
	Decrease by 50 basis points	(3,5)%
Pension growth rate	Increase by 50 basis points	1,6%
	Decrease by 50 basis points	(1,6)%
Life Expectancy	Plus 1 year	0,8%
	Minus 1 year	(0,8)%

Allocation of plan assets

	Group				Bank
	2016		2015		2016		2015
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Equity securities	—	—	—	—	—	—	—	—
Cash and cash equivalents	2	2.9%	2	2.9%	2	13.3%	2	11.1%
Other	68	97.1%	66	97.1%	13	86.7%	16	88.9%
Total	70	100.0%	68	100.0%	15	100.0%	18	100.0%

Other relates mainly to assets of DAF policies issued by the Group’s main insurance company EH.

NOTE 13:                  General, administrative & other operating expenses

	Group		Bank
Continuing Operations	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Duties and taxes	30	30	9	9
Utilities	90	99	68	76
Rentals	37	41	90	91
Maintenance and other related expenses	25	25	16	16
Other administrative expenses	142	147	93	87
Total	324	342	276	279

NOTE 14:                  Credit provisions and other impairment charges

	Group		Bank
Continuing Operations	31.12.2016	31.12.2015	31.12.2016	31.12.2015
a. Impairment charge for credit losses
Loans and advances to customers	716	3,588	741	3,547
	716	3,588	741	3,547
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	—	11	—	—
Equity securities	8	12	—	5
	8	23	—	5
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	24	134	4	10
Impairment of goodwill / Investment in subsidiaries and equity method investments	—	124	—	497
Legal and other provisions	61	306	74	285
	85	564	78	792

Total	809	4,175	819	4,344

Notes to the Financial Statements

Group and Bank

NOTE 15:                  Tax benefit /(expense)

	Group		Bank
Continuing Operations	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Current tax	(23)	(74)	(3)	(44)
Deferred tax	(11)	1,074	—	1,051
Tax benefit / (expense)	(34)	1,000	(3)	1,007

Profit / (loss) before tax	87	(3,608)	27	(3,853)

Tax calculated based on the current tax rate of 29% (2015: 29%)	(26)	1,046	(8)	1,117
Adjustments in respect of income tax of previous years	2	(6)	2	—
Effect of changes in tax rates (from 26% to 29%)	—	463	—	445
Effect of different tax rates in other countries	(5)	(80)	—	—
Income not subject to taxation and other permanent differences	156	182	213	153
Expenses not deductible for tax purposes	(13)	(32)	(9)	(24)
Effect of impairment of investments and goodwill not recognised as deferred tax asset	—	(34)	—	(109)
Effect of unused tax losses and deductible temporary differences not recognised as deferred tax assets	(135)	(502)	(196)	(537)
Deferred tax asset on tax losses carried forward and previously unrecognised and unused temporary differences now recognised as deferred tax assets	—	22	—	6
Non off-settable taxes with current year income taxes	(5)	(18)	(5)	(18)
Settlement of “open” tax years	—	(27)	—	(27)
Other	(8)	(14)	—	1
Income tax (expense) / benefit	(34)	1,000	(3)	1,007
Effective tax rate for the period	39.1%	27.7%	11.1%	26.1%

The nominal corporation tax rate for the Bank for 2016 and 2015 is 29%, following law 4334/16.7.2015, effective from 1 January 2015 onwards, by which the tax rate was increased from 26%. Following the recent tax law 4387/2016, the withholding tax on dividends distributed from 1 January 2017 onwards is increased from 10% to 15%.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Notes 24 and 47.

NOTE 16:                  Earnings / (losses) per share

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	26	(2,637)	24	(2,846)
Less: dividends on CoCos	(168)	—	(168)	—
Plus: gain on redemption of preferred securities, net of tax	—	1,126	—	1,067
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	(142)	(1,511)	(144)	(1,779)

Earnings/(losses) for the period from discontinued operations	(2,913)	(1,590)	(15)	(1,694)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	(3,055)	(3,101)	(159)	(3,473)

Weighted average number of ordinary shares outstanding for basic and diluted EPS	9,145,859,028	786,381,893	9,147,151,527	786,529,838

Earnings/(losses) per share - Basic and diluted from continuing operations	(0.02)	(1.92)	(0.02)	(2.26)
Earnings/(losses) per share - Basic and diluted from continuing and discontinued operations	(0.33)	(3.94)	(0.02)	(4.42)

On 17 November 2015, the Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share. Therefore, the weighted average number of shares for the comparative period has been adjusted accordingly. Following the last share capital increase in 2015, 8,911,608,218 new shares were issued (see Note 38).

On 9 December 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingent Convertible securities (“CoCos”). The Hellenic Financial Stability Fund (“HFSF”) subscribed these CoCos for the amount of €2,029 million in exchange for part of the debt securities issued by the ESM. On 15 December 2016, the Bank repaid the CoCos (see Note 38). The effect of CoCos in the EPS calculation for the current and the comparative period was antidilutive.

Notes to the Financial Statements

Group and Bank

NOTE 17:                  Cash and balances with central banks

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Cash in hand	655	858	524	651
Balances with central banks	846	1,350	320	479
Total	1,501	2,208	844	1,130
Of which
Obligatory balances with central banks	705	1,059	293	455

The Bank is required to maintain a current account with the BoG to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG requires all banks established in Greece to maintain deposits with the central bank equal to 1% of total customer deposits as these are defined by the ECB.  Similar requirements apply to the other banking subsidiaries of the Group.  The Bank’s deposits at BoG bear interest at the refinancing rate as set by the ECB of 0.00% at 31 December 2016 while the corresponding deposits of certain subsidiaries are non-interest bearing.

NOTE 18:                  Due from banks

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Sight deposits with banks	386	534	265	185
Time deposits with banks	218	360	698	852
Deposits in margin accounts	1,294	1,565	1,294	1,565
Other	340	351	323	326
	2,238	2,810	2,580	2,928
Less: Allowance for losses on amounts due from banks	(11)	(11)	(1)	(1)
Total	2,227	2,799	2,579	2,927

NOTE 19:                  Financial assets at fair value through profit or loss

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Trading Securities:
Government bonds	76	245	69	1
Treasury bills	1,557	1,943	1,557	1,943
Other debt securities	224	278	224	181
Equity securities	14	12	1	1
Mutual funds units	8	8	—	—
Total	1,879	2,486	1,851	2,126

Notes to the Financial Statements

Group and Bank

NOTE 20:                  Derivative financial instruments

	Group			Bank
	31.12.2016			31.12.2016
	Notional	Fair values	Fair values	Notional	Fair values	Fair values
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	35,370	2,942	2,464	35,245	2,942	2,461
Foreign exchange derivatives — OTC	3,045	115	96	3,054	114	96
Other types of derivatives — OTC	384	36	23	133	21	23
Interest rate derivatives — Exchange traded	934	11	5	934	11	5
Other types of derivatives - Exchange traded	3,224	7	—	2,985	7	—
Total	42,957	3,111	2,588	42,351	3,095	2,585

Derivatives held for fair value hedging
Interest rate derivatives — OTC	9,934	1,371	2,581	9,934	1,371	2,581
Total	9,934	1,371	2,581	9,934	1,371	2,581

Derivatives held for cash flow hedging	—	—	—	—	—	—

Total	52,891	4,482	5,169	52,285	4,466	5,166

	Group			Bank
	31.12.2015			31.12.2015
	Notional	Fair values	Fair values	Notional	Fair values	Fair values
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
		As restated	As restated		As restated	As restated
Derivatives held for trading
Interest rate derivatives — OTC	47,899	3,920	4,475	47,922	3,922	4,472
Foreign exchange derivatives — OTC	2,975	103	109	2,872	99	109
Other types of derivatives — OTC	348	40	37	348	40	37
Interest rate derivatives — Exchange traded	326	1	1	326	1	1
Other types of derivatives - Exchange traded	3,224	13	—	2,985	12	—
Total	54,772	4,077	4,622	54,453	4,074	4,619

Derivatives held for fair value hedging
Interest rate derivatives — OTC	150	—	184	150	—	184
Total	150	—	184	150	—	184

Derivatives held for cash flow hedging
Interest rate derivatives — OTC	81	—	—	—	—	—
Total	81	—	—	—	—	—

Total	55,003	4,077	4,806	54,603	4,074	4,803

Credit risk

The Group calculates a separate CVA for each counterparty to which the Group has exposure. The CVA is estimated considering expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on implied probabilities of default, derived from CDS rates observed in the market, or, if these are not available, the probability of default of the counterparty derived from internal rating models, or otherwise the regulatory risk weight is applied.

With respect to own credit risk, the Group estimates a Debit Value Adjustment (“DVA”) by applying a methodology symmetric to the one applied for CVA. The bilateral CVA for the Group and the Bank at 31 December 2016 amounted to a cumulative gain of €249 million, (2015: gain €201 million).

Fair value hedges

The Group’s and the Bank’s fair value hedges consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

At 31 December 2016, the fair values of the outstanding derivatives of both the Group and the Bank, designated under fair value hedge accounting, amounted to €(1,210) million, presented in the Statement of Financial Position of the Group and the Bank as €1,371 million positive fair values under derivative assets and €(2,581) million negative fair values under derivative liabilities, respectively. For those derivatives, the Group and the Bank recognized in the income statement for the year ended 31 December 2016 €(175) million, fair value changes on derivatives designated under fair value hedge accounting. This amount was offset by €201 million fair value changes recognized on hedged items of the Group and the Bank.

At 31 December 2015, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(184) million, presented in the Statement of Financial Position of the Group and the Bank.

For derivatives designated as hedging instruments in fair value hedges, the Group and the Bank recognized in the income statement for the year ended 31 December 2015 €22 million, fair value changes on derivatives designated under fair value hedge

Notes to the Financial Statements

Group and Bank

accounting. This amount was offset by €(17) million fair value changes recognized on hedged items of the Group and the Bank.

Cash flow hedges

As at 31 December 2015, the Group’s cash flow hedges consisted of interest rate swaps, used to hedge the variability in cash flows of the Group’s borrowings that are attributable to changes in the market interest rates. For the year ended 31 December 2015, the Group recognised in other comprehensive income an amount of nil on cash flow hedging derivatives whereas there was no hedge ineffectiveness to be recorded. As at 31 December 2016, the Group had no cash flow hedges and for the year ended 31 December 2016 the Group did not recognise any amount in other comprehensive income.

NOTE 21:                  Loans and advances to customers

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Mortgages	17,992	19,255	16,916	17,638
Consumer loans	4,743	5,598	3,805	4,252
Credit cards	1,046	1,409	957	1,248
Small business lending	3,948	4,195	3,792	3,983
Retail lending	27,729	30,457	25,470	27,121
Corporate and public sector lending	25,371	27,761	23,632	24,383
Total before allowance for impairment on loans and advances to customers	53,100	58,218	49,102	51,504
Less: Allowance for impairment on loans and advances to customers	(11,457)	(12,843)	(10,936)	(11,754)
Total	41,643	45,375	38,166	39,750

As at 31 December 2016, corporate and public sector lending for the Group includes a loan to the Greek state of €6,174 million (31 December 2015: €6,249 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Movement in the allowance for impairment on loans and advances to customers

Group
	31.12.2016				31.12.2015
	Retail Lending	Corporate Lending	Public sector Lending	Total	Retail Lending	Corporate Lending	Public sector Lending	Total
Balance at 1 January	7,368	5,384	91	12,843	6,460	4,051	63	10,574
Impairment charge for credit losses (see Note 14)	282	439	(5)	716	1,763	1,881	26	3,670
Loans written off	(780)	(675)	—	(1,455)	(121)	(264)		(385)
Amounts recovered	18	1	—	19	8	7	—	15
Unwind of the discount	(144)	(44)	—	(188)	(187)	(75)	—	(262)
Sale of impaired loans	—	(11)	—	(11)		—	—
Reclassified as held for sale	(128)	(347)	—	(475)	(554)	(190)	—	(744)
Foreign exchange rate differences	(2)	10	—	8	(1)	(26)	2	(25)
Balance at 31 December	6,614	4,757	86	11,457	7,368	5,384	91	12,843

The amounts reported in the “Reclassified as held for sale” line item are based on the carrying amount of the respective items as of 1 January 2016 for the subsidiaries classified as HFS in 2016 and 1 January 2015 for the subsidiaries classified as HFS in 2015 (see Note 30).

Bank
	31.12.2016				31.12.2015
	Retail Lending	Corporate Lending	Public sector Lending	Total	Retail Lending	Corporate Lending	Public sector Lending	Total
Balance at 1 January	7,040	4,623	91	11,754	5,556	3,121	63	8,740
Impairment charge for credit losses (see Note 14)	271	475	(5)	741	1,727	1,794	26	3,547
Loans written off	(730)	(649)	—	(1,379)	(56)	(158)		(214)
Amounts recovered	2	—	—	2		6	—	6
Unwind of the discount	(143)	(43)	—	(186)	(187)	(74)		(261)
Reclassified as held for sale	—	—	—	—	—	(48)	—	(48)
Foreign exchange rate differences	(2)	5	1	4	—	(18)	2	(16)
Balance at 31 December	6,438	4,411	87	10,936	7,040	4,623	91	11,754

Notes to the Financial Statements

Group and Bank

Included in the allowance for impairment on loans and advances to customers for 2016 and 2015 are amounts of €46 million and €46 million (Bank: €234 million and €223 million respectively), which relate to credit risk amounts for Letter of Credits and Letter of Guarantees granted to Group customers.

Securitisation of loans and Covered Bonds

Loans and advances to customers include securitised loans and loans used as collateral in the covered bonds program, as follows:

Securitisation of loans and Covered Bonds

Loans and advances to customers include securitised loans and loans used as collateral in the covered bonds program, as follows:

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Receivables from Public sector (Titlos Plc — February 2009)	6,174	6,249	6,174	6,249
Mortgages (Spiti Plc - September 2011)	—	1,132	—	1,132
Auto loans (Autokinito Plc - September 2011)	—	45	—	45
Consumer loans (Agorazo Plc — September 2011)	—	740	—	740
SME loans (Sinepeia d.a.c.-August 2016)	486	—	486	—
Total securitized loans	6,660	8,166	6,660	8,166

On 12 July 2016, the Special Purpose Entity SINEPIA Designated Activity Company (D.A.C.) was established in Ireland, for the purposes of SME loans securitization, in which the Bank has a beneficial interest. A1, A2, A3 and A4 notes (Senior Notes), rated BB by S&P and B- by Fitch, were stressed and withstood investment grade scenarios, but were capped by the sovereign structured finance ceiling.

Sinepia d.a.c. notes A1, A2 & A3 were placed with the European Investment Bank (“EIB”), the European Investment Fund (“EIF”) and the European Bank for Reconstruction and Development (“EBRD”), allowing the Bank to raise €235 million of medium term funding. Notes A4 were initially held in total by the bank but on 9 December 2016, NBG proceeded with the partial sale of class A4 notes of €65 million to EIB and therefore as at 31 December 2016, €8 million are held by the Bank while €65 million are placed with EIB. The aforementioned part of A4 notes (€8 million) as well as notes M and Z have not been placed with investors, are held by the Bank and therefore are not presented within “Other borrowed funds” (see Note 34).

The Bank, through its special purpose entities, has the following securitized notes in issue as at 31 December 2016:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million €	Interest rate
Titlos Plc(2)	Floating Rate Asset Backed Notes	Receivables from Public sector	26 February 2009	September 2039	5,100	Paid semi-annually at a rate of six month Euribor plus 50 bps
Sinepia d.a.c.(3)	Asset Backed Floating Rate Notes- Class A1	SME loans	8 August 2016	July 2035	150	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c. (3)	Asset Backed Floating Rate Notes- Class A2	SME loans	8 August 2016	July 2035	35	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c. (3)	Asset Backed Floating Rate Notes- Class A3	SME loans	8 August 2016	July 2035	50	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c. (1), (3)	Asset Backed Floating Rate Notes- Class A4	SME loans	8 August 2016	July 2035	89	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c. (1)	Asset Backed Floating Rate Notes- Class M	SME loans	8 August 2016	July 2035	259	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c. (1)	Asset Backed Floating Rate Notes- Class Z	SME loans	8 August 2016	July 2035	65	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps

(1)         The Bank retains the option to call the notes on any interest payment date after the fourth Interest Payment Date, or place them with investors.

(2)         The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and issue new notes or sell them as is to investors. The outstanding balance of notes issued by Titlos Plc as at 31 December 2016 is €4,293 million and has been rated Caa3 by Moody’s.

(3)         On 18 October 2016, Sinepia d.a.c. proceeded with the partial redemption of class A1, A2, A3 and A4 notes of €27 million, €6 million, €9 million and €16 million respectively. The outstanding amounts of Sinepia d.a.c. Class A1, A2, A3, A4, M and Z notes as at 31 December 2016 is €123 million, €29 million, €41 million, €73 million, €259 million and €65 million respectively.

Notes to the Financial Statements

Group and Bank

Covered bonds

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Mortgages	3,470	7,339	3,470	7,339
of which eligible collateral	3,411	7,009	3,411	7,009

Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at 31 December 2016:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million €	Interest rate
Program I(1)	Series 6	Residential mortgage loans	5 October 2016	5 October 2017	1,500	Paid quarterly at rate of three month Euribor plus a margin of 337,5 bps
Program II(1)	Series 1	Residential mortgage loans	24 June 2010	24 June 2021	25	Paid quarterly at rate of three month Euribor plus a margin of 250 bps
Program II(1)	Series 2	Residential mortgage loans	24 June 2010	24 June 2020	25	Paid quarterly at rate of three month Euribor plus a margin of 240 bps
Program II (1)	Series 3	Residential mortgage loans	24 June 2010	24 June 2019	650	Paid quarterly at rate of three month Euribor plus a margin of 230 bps

(1)The issues under this Program are currently rated Caa2 by Moody’s and B- by Fitch.

All the above issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within “Debt securities in issue”.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

Loans and advances to customers include finance lease receivables:

	Group
	2016	2015
Maturity
Not later than 1 year	346	409
Later than 1 year but not later than 5 years	332	416
Later than 5 years	276	326
	954	1,151
Unearned future finance income on finance leases	(144)	(166)
Net investment in finance leases	810	985

Allowance for impairment on finance lease receivables in 2016 amounts to €342 million (2015: €354 million).

The net investment in finance leases may be analysed as follows:

	Group
	2016	2015
Maturity
Not later than 1 year	315	376
Later than 1 year but not later than 5 years	264	333
Later than 5 years	231	276
Net investment in finance leases	810	985

Notes to the Financial Statements

Group and Bank

NOTE 22:                  Investment securities

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Available-for-sale investment securities:
Debt securities
Greek government bonds	87	58	68	58
Treasury bills and other eligible bills	721	699	—	—
Debt securities issued by other governments and public sector entities	1,138	1,228	4	4
Corporate bonds incorporated in Greece	78	6	46	—
Corporate bonds incorporated outside Greece	92	65	3	3
Debt securities issued by foreign financial institutions	120	149	40	85
Total debt securities	2,236	2,205	161	150
Equity securities	110	142	74	78
Mutual funds units	288	287	16	15
Total available-for-sale investment securities	2,634	2,634	251	243

Held-to-maturity investment securities:
Greek government bonds	83	78	—	—
Treasury bills and other eligible bills	—	85	—	—
Debt securities issued by other government and public sector entities	66	70	13	15
Debt securities issued by companies of the Group	—	—	71	123
Total held-to-maturity investment securities	149	233	84	138

Loans-and-receivables investment securities:
Greek government bonds	1,451	1,347	1,406	1,308
EFSF bonds received by HFSF	8,503	11,765	8,446	11,765
Treasury bills and other eligible bills	38		—	—
Corporate bonds incorporated in Greece	106	—	19	—
Debt securities issued by Greek financial institutions	1	93	1	—
Debt securities issued by foreign financial institutions	—	35	—	—
Debt securities issued by companies of the Group	—	10	—	3
Total loans and receivable securities	10,099	13,250	9,872	13,076

Total investment securities	12,882	16,117	10,207	13,457

In April 2016, ECB decided to include the EFSF floating rate notes, used to recapitalize Greek banks on December 2015, on its wider Quantitative Easing program (“QE Program”), implemented through Bank of Greece. During 2016 the Bank sold to Bank of Greece, under the QE Program, EFSF floating rate notes of €3,249 million nominal value and realized a total gain of €65 million recorded in Net trading income / (loss) and results from investment securities. Further in January 2017, the Bank sold an additional amount of €325 million realizing a gain of €5 million.

On 5 December 2016, Eurogroup endorsed the implementation of the short-term debt relief measures beginning in early 2017 (see “The Greek economy exited recession in the third quarter of 2016 on the back of improving export-oriented business activity and resilient domestic demand”). These measures include, among others, a prospective bond exchange of floating rate notes used for Greek banks’ recapitalization for fixed-rate notes with much longer maturities which has been approved with a view to stabilizing interest rates and smoothen the future debt repayments profile for the Greek State. This exchange will be effected at the bonds’ carrying amount, therefore, it will have no impact on the Bank’s income statement.

In this context, in February and March 2017, the Bank participated in the Bond Exchange Program with €1,619 million and €257 million, respectively. The outstanding amount of notes eligible for this program is €6,168 million.

At 31 December 2016 Greek government bonds held by the Group and the Bank, and for which no impairment has been recognised comprised mainly of:

a)             Hellenic Republic Treasury bills held by the Group in the available-for-sale investment securities, maturing within 2017, with nominal amount €518 million and carrying amount €516 million.

b)             a Greek government bond held by the Bank in the loans-and-receivables investment securities, maturing in 2057, with nominal amount €550 million and carrying value €996 million.

c)              Greek government bonds in the loans-and-receivable investment securities maturing in 2017 and 2019 held by the Group with nominal value €471 million and carrying value of €393 million and by the Bank with nominal value €426 million and carrying value of €355 million and additional such bonds in the available-for-sale investment securities held by the Group with nominal value of €31 million and carrying amount of €29 million

d)             Greek government bonds issued in the context of the PSI, maturing between 2023 and 2042 held by the Bank in the loans-and-receivables investment securities with nominal value €96 million and carrying value of €56 million and additional such bonds in the available-for-sale investment securities with nominal value of €79 million and carrying value of €54 million.

e)              Greek government bonds issued in the context of the PSI, maturing between 2023 and 2042 held by subsidiaries of the Bank in the held-to-maturity investment securities with nominal value of €239 million and carrying value of €83 million and additional such bonds in the loans-and-receivables and Available —for sale investment securities with nominal value of €10 million and €5million and carrying value of €6 million and €3 million respectively.

Notes to the Financial Statements

Group and Bank

The Group has concluded that there is no objective evidence of impairment with respect to these bonds described in (a)-(e) above as at 31 December 2016, because there is no evidence at the date these financial statements were authorised that there is a loss event that has an impact on the estimated future cash flows associated with this exposure, hence that the future cash flows will not be recovered in accordance with the contractual terms.

As at 31 December 2016, available-for-sale investment securities include equity securities whose fair value cannot be reliably measured and are carried at cost, of €30 million and €27 million for the Group and Bank, respectively (2015: €32 million and €28 million for the for the Group and Bank, respectively).

On 9 December 2015 the Bank received bonds issued by the European Stability Mechanism (“ESM”) as contribution in kind for the shares and CoCos issued by NBG and received by HFSF. As of 31 December 2015 the nominal and fair value of these bonds is €2,696 million and €2,706 million, respectively.

At 31 December 2015 Greek government bonds held by the Group and the Bank, and for which no impairment has been recognised comprised mainly of:

a)             Hellenic Republic Treasury bills held by the Group in the available-for-sale investment securities, maturing within 2016, with nominal amount €473 million and carrying amount €470 million.

b)             a Greek government bond held by the Bank in the loans-and-receivables investment securities, maturing in 2057, with nominal amount €550 million and carrying value €936 million.

c)              Greek government bonds in the loans-and-receivable investment securities maturing in 2017 and 2019 held by the Group with nominal value €471 million and carrying value of €353 million and by the Bank with nominal value €426 million and carrying value of €319 million.  New Greek government bonds in the available-for-sale investment securities held by the Group and the Bank with nominal value and carrying amount of €4 million.

d)             Greek government bonds issued in the context of the PSI, maturing between 2023 and 2042 held by the Bank in the loans-and-receivables investment securities with nominal value €96 million and carrying value of €53 million and additional such bonds in the available-for-sale investment securities with nominal value of €88 million and carrying value of €54 million.

e)              Greek government bonds issued in the context of the PSI, maturing between 2023 and 2042 held by subsidiaries of the Bank in the held-to-maturity investment securities with nominal value of €239 million and carrying value of €78 million and additional such bonds in the loans-and-receivables investment securities with nominal value of €10 million and carrying amount of €5 million.

In 2010, the Group and the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2016, the carrying amount of the securities reclassified in 2010 and still held by the Group and the Bank is €996 million. The fair value of these securities on 31 December 2016, is €300 million. During the period ended 31 December 2016, the Group and the Bank recognized interest income of €13 million and gain in the income statement of €57 million. Had these securities not been reclassified, the other comprehensive income, net of tax, for the period ended 31 December 2016 would have been lower by €30 million.

In 2015, the Group and the Bank reclassified certain available-for-sale securities as loans-and-receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity. On 31 December 2016, the carrying amount and fair value of the reclassified bonds which are still held by the Group is €542 million (Bank: €410 million) and €617 million (Bank: €471 million) respectively. During the period ended 31 December 2016, the Group recognised interest income of €71 million (Bank: €59 million) and loss charged in the income statement of €42 million (Bank: €36 million). Had these securities not been reclassified, other comprehensive income of the Group and the Bank, net of tax, for the period ended 31 December 2016, would have been lower by €19 million and €25 million respectively.

Notes to the Financial Statements

Group and Bank

The movement of investment securities may be summarised as follows:

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Available-for-sale investment securities:
Balance at 1 January	2,634	4,775	243	778
Additions within the period	3,663	2,977	280	115
Acquisitions / Acquisitions of business	—	(2,675)	—	(289)
Disposals (sales and redemptions) within the period	(3,427)	(1,947)	(295)	(2)
Transfers to Non-current assets held for sale	(277)	(484)	—	(354)
Gains / (losses) from changes in fair value	35	(20)	21	(8)
Amortisation of premiums / discounts	6	8	2	3
Balance at 31 December	2,634	2,634	251	243

Held-to-maturity investment securities:
Balance at 1 January	233	1,553	138	961
Additions within the period	—	357	—	—
Disposals (sales and redemptions) within the period	(90)	(379)	(5)	(75)
Transfers to Non-current assets held for sale	—	(1,306)	(52)	(750)
Amortisation of premiums / discounts	6	8	3	2
Balance at 31 December	149	233	84	138

Loans-and-receivables investment securities
Balance at 1 January	13,250	10,387	13,076	10,117
Additions within the period	113	2,706	19	2,736
Disposals (sales and redemptions) within the period	(3,279)	(307)	(3,227)	(120)
Transfers to Non-current assets held for sale	—	—	(3)	—
Transfers between portfolios / Transfers to subsidiaries & associates	—	484	—	355
Impairment charge	—	(11)	—	—
Amortisation of premiums / discounts	15	(9)	7	(12)
Balance at 31 December	10,099	13,250	9,872	13,076

Notes to the Financial Statements

Group and Bank

NOTE 23:                  Investment property

	Group
	Land	Buildings	Leased Properties	Total
Cost
At 1 January 2015	375	646	10	1,031
Transfers	21	26	—	47
Transfers to Held for Sale	(11)	(151)	—	(162)
Additions	49	48	3	100
At 31 December 2015	434	569	13	1,016

Accumulated depreciation & impairment
At 1 January 2015	(8)	(111)	—	(119)
Transfers	—	(8)	—	(8)
Transfers to Held for Sale	1	5	—	6
Depreciation charge	—	(13)	—	(13)
Impairment charge	(1)	(12)	—	(13)
At 31 December 2015	(8)	(139)	—	(147)

Net book amount at 31 December 2015	426	430	13	869

Cost
At 1 January 2016	434	569	13	1,016
Acquisition/ Disposal of subsidiary(ies)	2	2	—	4
Transfers	1	5	—	6
Transfers to Held for Sale	—	(2)	(13)	(15)
Additions	30	11	—	41
Disposals and write offs	(1)	(1)	—	(2)
At 31 December 2016	466	584	—	1,050

Accumulated depreciation & impairment
At 1 January 2016	(8)	(139)	—	(147)
Transfers	—	(4)	—	(4)
Depreciation charge	—	(14)	—	(14)
Impairment charge	(10)	(6)	—	(16)
At 31 December 2016	(18)	(163)	—	(181)

Net book amount at 31 December 2016	448	421	—	869

The fair value of investment property as at 31 December 2016 exceeded the carrying amount and amounted to €942 million. Rental income for the year ended 31 December 2016 amounts to €51 million (2015: €48 million).

NOTE 24:                  Equity method investments

	Group		Bank
	2016	2015	2016	2015

At 1 January	16	141	7	10
Transfers to non-current assets held for sale	(10)	(124)	—	—
Share of profits/(losses) of equity method investments	1	2	—	(1)
Dividends	—	(1)	—	—
Impairment charge	—	(2)	—	(2)
At 31 December	7	16	7	7

Notes to the Financial Statements

Group and Bank

The Group’s and Bank’s equity method investments are as follows:

		Tax years	Group		Bank
	Country	unaudited	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Social Securities Funds Management S.A.	Greece	2010-2016	20.00%	20.00%	20.00%	20.00%
Larco S.A.	Greece	2009-2016	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011-2016	21.21%	21.21%	21.21%	21.21%
Teiresias S.A.	Greece	2010-2016	39.93%	39.93%	39.93%	39.93%
Planet S.A.	Greece	2009-2016	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2016	21.83%	21.83%	21.83%	21.83%
Sato S.A.	Greece	2006-2016	23.74%	23.74%	23.74%	23.74%
Olganos S.A.	Greece	2014-2016	33.60%	33.60%	33.60%	33.60%
Bantas A.S. (Cash transfers and Security Services)(3)	Turkey	-	—	33.27%	—	—
Cigna Finans Pension(3)	Turkey	-	—	48.91%	—	—
UBB AIG Insurance Company A.D.(2)	Bulgaria	-	—	59.97%	—	—
UBB Metlife Life Insurance Company A.D.(1)	Bulgaria	2012-2016	59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)(1)	Bulgaria	2012-2016	19.98%	19.98%	—	—

(1) Reclassified in 2016 to Non-Current Assets held for sale, in the context of UBB divestment ( See Note 30).

(2) The UBB AIG Insurance Company A.D was reclassified as Non-Current Assets held for sale in 2015 and the disposal was completed in January 2016.

(3) Reclassified to Non-Current Assets held for sale in 2015 and disposed in 2016 in the context of the disposal of Finansbank S.A.

Based on the terms of the Joint Venture Agreements signed by Group companies UBB and EH and companies of the Metlife and AIG groups, UBB Metlife Life Insurance Company AD and UBB AIG Insurance Company AD are jointly controlled. The terms of these Joint Venture Agreements require, for the taking of certain actions, the affirmative vote of all shareholders and the unanimous agreement by the Board of Directors of all parties. Based on the above neither party has unilateral control, therefore, the Group does not consolidate these entities and accounts for them using the equity method.

Summarised financial information in respect of the Group’s equity method investments is set out below based on the most recent financial information available:

	31.12.2016	31.12.2015
Total assets	71	114
Total liabilities	46	70
Net assets	25	44
Group’s share of net assets of equity method investments	6	15

		Continuing Operations
Total revenue	54	55
Total profit/(loss) for the year	—	2
Group’s share of profit/(loss) of equity method investments	1	2

The difference between the “Equity method investments” and the Group’s share of net assets of equity method investments represents purchased goodwill.

Notes to the Financial Statements

Group and Bank

NOTE 25:                  Goodwill, software and other intangibles assets

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total

Cost
At 1 January 2015	1,716	734	143	114	130	2,837	416	127	543
Foreign exchange differences	—	(1)	—	—	—	(1)	—	—	—
Transfers	—	2	—	—	(2)	—	—	—	—
Reclassified as held for sale	(1,476)	(185)	(122)	(106)	(1)	(1,890)	—	—	—
Additions	—	32	—	—	11	43	24	8	32
Disposals and write offs	—	(11)	—	—	—	(11)	—	—	—
At 31 December 2015	240	571	21	8	138	978	440	135	575

Accumulated amortisation & impairment
At 1 January 2015	(312)	(532)	(136)	—	(101)	(1,081)	(322)	(102)	(424)
Foreign exchange differences	—	1	(2)	—	—	(1)	—	—	—
Reclassified as held for sale	90	103	122	—	—	315	—	—	—
Disposals and write offs	—	11	—	—	—	11	—	—	—
Amortization charge	—	(39)	(2)	—	(7)	(48)	(31)	(7)	(38)
Impairment charge	(16)	—	(3)	(8)	—	(27)	—	—	—
At 31 December 2015	(238)	(456)	(21)	(8)	(108)	(831)	(353)	(109)	(462)

Net book amount at 31 December 2015	2	115	—	—	30	147	87	26	113

Cost
At 1 January 2016	240	571	21	8	138	978	440	135	575
Foreign exchange differences	(1)	(1)	—	—	—	(2)	(1)	—	(1)
Transfers	—	11	—	—	(7)	4	6	(6)	—
Reclassified as held for sale	(15)	(27)	—	—	(1)	(43)	—	—	—
Additions	—	37	—	—	8	45	29	8	37
Disposals and write offs	1	(1)	—	—	—	—	—	—	—
At 31 December 2016	225	590	21	8	138	982	474	137	611

Accumulated amortisation & impairment
At 1 January 2016	(238)	(456)	(21)	(8)	(108)	(831)	(353)	(109)	(462)
Foreign exchange differences	—	1	—	—	1	2	—	—	—
Transfers	—	(4)	—	—	—	(4)	—	—	—
Reclassified as held for sale	15	21	—	—	—	36	—	—	—
Amortisation charge	—	(41)	—	—	(6)	(47)	(35)	(6)	(41)
Impairment charge	(1)	—	—	—	—	(1)	—	—	—
At 31 December 2016	(224)	(479)	(21)	(8)	(113)	(845)	(388)	(115)	(503)

Net book amount at 31 December 2016	1	111	—	—	25	137	86	22	108

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition less accumulated impairment losses. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The assessment of goodwill for impairment requires the use of certain assumptions and estimates, which Management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment. The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable. When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.

The goodwill of Finansbank and NBGI Private Equity Funds was reclassified as held for sale in 2015 and the impairment charged was based on the agreed consideration (see note 30).

Notes to the Financial Statements

Group and Bank

NOTE 26:                  Property and equipment

Group	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total

Cost
At 1 January 2015	866	1,312	1,164	262	12	3,616
Transfers	(12)	2	7	(7)	(12)	(22)
Reclassified as held for sale	(1)	(392)	(313)	(103)	—	(809)
Additions	—	3	16	11	6	36
Disposals and write offs	—	—	(19)	(2)	(2)	(23)
At 31 December 2015	853	925	855	161	4	2,798

Accumulated depreciation & impairment
At 1 January 2015	(60)	(411)	(850)	(186)	—	(1,507)
Transfers	—	4	—	—	—	4
Reclassified as held for sale	—	5	111	57	—	173
Disposals and write offs	—	—	14	2	—	16
Depreciation charge from continuing operations	—	(17)	(33)	(10)	—	(60)
Impairment charge	(90)	(5)	(3)	(1)	—	(99)
At 31 December 2015	(150)	(424)	(761)	(138)	—	(1,473)

Net book amount at 31 December 2015	703	501	94	23	4	1,325

Cost
At 1 January 2016	853	925	855	161	4	2,798
Foreign exchange differences	—	(1)	(2)	(2)	—	(5)
Transfers	(2)	5	—	(6)	(3)	(6)
Reclassified as held for sale	(1)	(27)	(81)	(10)	(2)	(121)
Additions	2	3	29	12	3	49
Disposals and write offs	—	—	(20)	(9)	—	(29)
At 31 December 2016	852	905	781	146	2	2,686

Accumulated depreciation & impairment
At 1 January 2016	(150)	(424)	(761)	(138)	—	(1,473)
Foreign exchange differences	—	1	2	2	—	5
Transfers	—	1	—	—	—	1
Reclassified as held for sale	—	20	62	7	—	89
Disposals and write offs	—	—	20	9	—	29
Depreciation charge	—	(17)	(25)	(6)	—	(48)
Impairment charge	(3)	—	—	—	—	(3)
At 31 December 2016	(153)	(419)	(702)	(126)	—	(1,400)

Net book amount at 31 December 2016	699	486	79	20	2	1,286

For more information regarding what it is included under ‘Reclassified as held for sale’ in 2016 and 2015, please refer to Note 30.

Notes to the Financial Statements

Group and Bank

Bank	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2015	84	97	612	156	1	950
Transfers	—	—	3	—	—	3
Additions	—	2	11	11	—	24
Disposals and write offs	—	—	(4)	(1)	(1)	(6)
At 31 December 2015	84	99	622	166	—	971

Accumulated depreciation & impairment
At 1 January 2015	(4)	(42)	(540)	(104)	—	(690)
Disposals and write offs	—	—	4	1	—	5
Depreciation charge	—	(2)	(22)	(8)	—	(32)
Impairment charge	(1)	—	(3)	(1)	—	(5)
At 31 December 2015	(5)	(44)	(561)	(112)	—	(722)

Net book amount at 31 December 2015	79	55	61	54	—	249

Cost
At 1 January 2016	84	99	622	166	—	971
Foreign exchange differences	—	—	(2)	(2)	—	(4)
Transfers	—	—	—	1	(1)	—
Additions	—	1	25	11	1	38
Disposals and write offs	—	—	(8)	(5)	—	(13)
At 31 December 2016	84	100	637	171	—	992

Accumulated depreciation & impairment
At 1 January 2016	(5)	(44)	(561)	(112)	—	(722)
Foreign exchange differences	—	(1)	1	2	—	2
Disposals and write offs	—	—	9	5	—	14
Depreciation charge	—	(2)	(21)	(7)	—	(30)
At 31 December 2016	(5)	(47)	(572)	(112)	—	(736)

Net book amount at 31 December 2016	79	53	65	59	—	256

NOTE 27:                  Deferred tax assets and liabilities

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Deferred tax assets:
Unamortised PSI losses	2,294	2,386	2,294	2,386
Securities	14	10	—	—
Property and equipment and intangible assets	(5)	(6)	—	—
Pension and other post retirement benefits	3	2	—	—
Loans and advances to customers	2,615	2,523	2,612	2,520
Tax losses	48	59	—	—
Other temporary differences	109	122	—	—
Deferred tax assets	5,078	5,096	4,906	4,906

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Deferred tax liabilities:
Securities	1	1	—	—
Property and equipment and intangible assets	2	2	—	—
Pension and other post retirement benefits	—	(1)	—	—
Insurance reserves	1	1	—	—
Loans and advances to customers	3	8	—	—
Other temporary differences	(1)	(2)	—	—
Deferred tax liabilities	6	9	—	—

Notes to the Financial Statements

Group and Bank

Deferred tax charge in the income statement

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Unamortised PSI losses	(92)	498	(92)	498
Securities	6	8	—
Property and equipment and intangible assets	1	3	—	—
Pension and other post retirement benefits	(1)	(2)	—	—
Loans and advances to customers	97	1,133	92	1,135
Tax losses	(8)	(588)	—	(582)
Other temporary differences	(14)	22	—	—
Deferred tax charge in the income statement	(11)	1,074	—	1,051
Deferred tax through OCI	(1)	8	—	—
Net deferred tax movement	(12)	1,082	—	1,051

The Group and the Bank believe that the realization of the recognized DTA of €5,078 million and €4,906 million for the Group and the Bank, respectively, at 31 December 2016 is probable based upon expectations of Group’s and Bank’s taxable income in the future (see Note 3).

At 31 December 2016, cumulative Group tax losses amounted to €6,264 million (2015: €2,835 million) and were incurred in 2012 through to 2016. The amount of €5,955 million (2015: €2,473 million) relates to the Bank and was incurred in 2012 through to 2016. Management has estimated that tax losses of €188 million for the Group and NIL for the Bank (2015: €262 million and NIL) can be utilised thus a DTA of €48 million and NIL (2015: €59 million and NIL) for the Group and the Bank respectively has been recognised. The unused tax losses amounted to €6,076 million for the Group and €5,955 million for the Bank (2015: €2,573 million and €2,473 million) and the unrecognised DTA amounted to €1,754 million and €1,727 million (2015: €739 million and €717 million) respectively.

The following table presents the year of expiration of the unused tax losses for the Group and the Bank.

	Group	Bank
Year	31.12.2016	31.12.2016
2017	430	415
2018	156	138
2019	2,151	1,935
2020	1,009	966
2021	2,518	2,501
Total tax losses	6,264	5,955

The Group and the Bank have offset the deferred tax assets and deferred tax liabilities on an entity by entity basis based on the legally enforceable right to set off the recognized amounts i.e. offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

NOTE 28:                  Insurance related assets and receivables

	Group
	31.12.2016	31.12.2015

Investments on behalf of policyholders who bear the investment risk (unit linked)	290	307
Insurance business receivables	90	157
Amounts receivable from reinsurers and reinsurance business receivables	101	95
Deferred acquisition costs (DAC)	34	42
Total	515	601

Investments on behalf of policyholders who bear the investment risk (Unit linked)

	Group
	31.12.2016	31.12.2015

Bonds	105	105
Shares	2	15
Mutual Funds	164	163
Deposits	19	24
Total	290	307

The unit-linked related assets are designated as at fair value through profit or loss. The changes in the fair value of the unit-linked related assets are offset in the income statement against changes in the fair value of unit-linked products reserves.

Notes to the Financial Statements

Group and Bank

NOTE 29:                  Other assets

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
		As restated		As restated
Accrued interest and commissions	66	97	45	80
Receivables from Greek State	625	521	612	507
Tax prepayments and other recoverable taxes	5	9	—	—
Trade receivables	135	116	15	12
Assets acquired through foreclosure proceedings	105	178	77	81
Prepaid expenses	65	75	52	60
Hellenic Deposit and Investment Guarantee Fund	485	478	485	478
Cheques and credit card transactions under settlement	13	21	11	19
Other	205	218	159	130
Total	1,704	1,713	1,456	1,367

In accordance with article 6 of Law 3714/7.11.2008, the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF) is €100 thousand per client.  Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards.

Law 3746/16.2.2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Law 3714/2008, are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

In accordance with article 10 of Law 3746/16.2.2009, HDIGF guarantees up to an amount of €30 thousand per client for investing activities.  In 2010, the participating credit institutions paid the first contributions relating to article 10 of Law 3746/16.2.2009 which provides that the said contributions are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

In accordance with article 13A of Law 3746/16.2.2009, all financial institutions participating in HDIGF’s Resolution Section are liable for contributions at a rate of 0.09% calculated on their June average balance of total liabilities. In case that a financial institution is considered as not viable by the BoG, BoG may decide that the institution’s assets and liabilities to be transferred to a transferee institution. Following such decision, HDIGF’s Resolution Section will cover any funding gap from the said transfer.

NOTE 30:                  Assets and liabilities  held for sale  and discontinued operations

Non-current assets held for sale at 31 December 2016 comprise, The South African Bank of Athens Ltd (“S.A.B.A.”), United Bulgarian Bank A.D.-Sofia (“UBB”) and Interlease E.A.D.-Sofia. As at 31 December 2015, non-current assets held for sale included Finansbank, Private Equity Funds, Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

Finansbank

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. Furthermore, on 18 January 2016 the Extraordinary General Meeting of the Bank’s shareholders approved the transaction. The agreed consideration for the transaction amounted to €2,750 million. In addition, according to the agreement, QNB would repay at the closing date the USD 910 million subordinated debt that NBG had extended to Finansbank.

Following the decision to dispose its entire stake in Finansbank, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €1,861 million during the year ended 31 December 2015 of which €1,082 million related to the goodwill recognized in the Group’s consolidated financial statements. At Bank level the corresponding impairment loss as at 31 December 2015, amounted to €1,694 million.

The disposal was completed on 15 June 2016 on which date control of Finansbank passed to QNB.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 45.

NBGI Private Equity Funds

On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management (“the Buyers”). The agreed consideration for the transaction amounted to €288 million. Closing of the transaction was expected within 2016, subject to the approval from the Financial Contact Authority, and antitrust and competition authorities. As a result, the investment in Funds qualified to be classified as a disposal group held for sale on 21 December 2015.

Following the decision to dispose its entire stake to the Funds, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the goodwill recognized in the Group’s consolidated financial statements and concluded to recognize an impairment loss of €106 million during the year ended 31 December 2015. During the same period, the Bank recognized an impairment loss on the cost of its investment in Funds in its separate financial statements of €131 million.

Notes to the Financial Statements

Group and Bank

The disposal was completed on 30 September 2016 on which date control of the Funds passed to the Buyers. Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 45.

Astir Palace Vouliagmenis S.A.

On 10 February 2014 JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the “Process”). Further to the transaction approval by the Council of Audit on 5 June 2014 the Sale and Purchase Agreement was executed on 17 September, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction was intended to close following the fulfilment of relevant conditions precedent. These included, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the “Plan”) in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the context of existing competitive process, applying the relevant provisions of the SPA. The relevant Consultation Period (as per the current SPA terms) began on 11 May 2015 and was extended to 31 December 2015 in agreement with the Preferred Investor. The consultations between the Parties resulted in an agreement which was included in an Addendum to the SPA dated 31 December 2015 by means of which the original plan was substituted by a new draft Special Public Real Estate Area Development Plan, which was approved by the Plenary Session of the Council of State by means of its decision no. 152/2016. Given that the delay was caused by events and circumstances beyond NBG’s control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continued to be presented as non — current assets held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, as the requirements and conditions specified by the Standard are met.

The disposal was completed on 27 October 2016 on which date control of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. passed to Apollo Investment Hold Co SARL. The consideration received amounted to €299 million and the gain amounted to €150 million. Details of the assets and liabilities disposed of, and the calculation of the profit on disposal, are disclosed in Note 45.

The South African Bank of Athens Ltd (“S.A.B.A.”)

On 22 December the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited (“AFGRI”), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to ZAR 279 million.

Closing of the transaction is expected by the end of 2017 and is subject to customary regulatory and other approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal.

United Bulgarian Bank A.D.(UBB) and Interlease E.A.D.

On 30 December the Bank entered into a definitive agreement with KBC Group (“KBC”) for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary United Bulgarian Bank A.D. (“UBB”) and its 100% stake in Interlease E.A.D. The agreed consideration for the sale of the two subsidiaries amounts to €610 million. Before closing of the Transaction, UBB intends to make a €50 million dividend distribution to NBG, following approval of its Annual General Assembly.

Closing of the transaction is expected by June 2017 and is subject to customary regulatory and other approvals including from the Bulgarian National Bank (“BNB”), the Financial Supervision Commission of the Republic of Bulgaria (“FSC”), authorisation by the National Bank of Belgium (“NBB”) / the European Central Bank (“ECB”) and anti-trust approval.

The above agreement includes the sale of the 30% stake in UBB-Metlife held by Ethniki Hellenic General Insurance S.A., hence the carrying amount of UBB-Metlife of €4 million has also been reclassified as held for sale and is included in the line Equity method investments of the below analysis.

Finally, in the context of the same agreement Ethniki Hellenic General Insurance S.A. will sell its 20% stake in UBB Insurance Broker AD. The remaining 80% of the company is held by UBB and its assets and liabilities are included in the below analysis.

Notes to the Financial Statements

Group and Bank

Condensed income statement of discontinued operations (1)

	Group		Bank
	12 month period ended		12 month period ended
€ million	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Net interest income	604	1,252	—	—
Net fee and commission income	189	433	—	—
Other income	28	60	(14)	—
Total income	821	1,745	(14)	—
Total expenses	(584)	(3,300)	(1)	(1,694)
Profit/(loss) before tax	237	(1,555)	(15)	(1,694)

Tax benefit/(expense)	(30)	(35)	—	—
Profit/(loss) for the period from discontinued operations	207	(1,590)	(15)	(1,694)
Less: Loss on disposal (see Note 45)	(3,120)	—	—	—
Total profit/(loss) for the period from discontinued operations (attributable to NBG equity shareholders)	(2,913)	(1,590)	(15)	(1,694)

(1) Includes FB, UBB, Interlease and SABA

€ million	31.12.2016	31.12.2015

Cash Flows from discontinued operations

Net cash inflows/(outflows) from operating activities	444	(141)
Net cash inflows/(outflows) from investing activities	(435)	(187)
Net cash inflows/(outflows) from financing activities	(63)	210
Net Cash inflows /(outflows)	(54)	(118)

Analysis of non-current assets held for sale and liabilities associated with non-current assets held for sale

	Group		Bank
	31.12.2016 (1)	31.12.2015 (2)	31.12.2016 (1)	31.12.2015 (2)
Cash and balances with central banks	389	3,147	—	—
Due from banks	117	206	32	—
Financial assets at fair value through profit or loss	563	26	—	—
Derivative financial instruments	—	1,723	—	—
Loans and advances to customers	2,176	18,719	—	191
Investment securities	342	2,947	29	838
Investment property	13	162	—	—
Investments in subsidiaries	—	—	254	2,522
Equity method investments	9	46	—	—
Goodwill, software and other intangible assets	6	37	—	—
Property and equipment	22	296	—	—
Deferred tax assets	4	16	—	—
Current income tax advance	1	2	—	—
Other assets	83	440	—	5
Total assets	3,725	27,767	315	3,556

LIABILITIES
Due to banks	39	2,933	—	—
Derivative financial instruments	2	768	—	—
Due to customers	2,942	14,731	—	—
Debt securities in issue	—	1,831	—	—
Other borrowed funds	2	1,861	—	—
Retirement benefit obligations	5	44	—	—
Current income tax liabilities	—	18	—	—
Other liabilities	9	1,457	—	—
Total liabilities	2,999	23,643	—	—

(1) Includes United Bulgarian Bank (UBB), Interlease E.A.D.- Sofia and The South African Bank of Athens (S.A.B.A.)

(2) Includes Finansbank, NBGI Private Equity Funds, Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

Notes to the Financial Statements

Group and Bank

NOTE 31:                  Due to banks

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Demand deposits due to credit institutions	94	40	158	76
Time deposits due to credit institutions	102	146	125	162
Interbank deposits	27	11	91	100
Amounts due to ECB and Central Banks	12,309	24,039	12,309	24,030
Securities sold under agreements to repurchase	4,693	55	4,746	—
Other	963	875	960	872
Total	18,188	25,166	18,389	25,240

The reduction in the amounts due to ECB and Central Banks by €11.7 billion in 2016, mainly reflects the increased liquidity of the Group and the Bank from the completion of the disposal of Finansbank in June 2016, of NBGI PEF in September 2016 and of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. in October 2016.  Also, the liquidity was further increased through repo transactions with FIs mainly of EFSF bonds in the interbank market and through sale of EFSF bonds.

NOTE 32:                  Due to customers

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Deposits:
Individuals	32,171	33,472	29,354	28,795
Corporate	5,461	6,461	5,159	5,082
Government and agencies	2,827	3,026	2,813	2,991
Total	40,459	42,959	37,326	36,868

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Deposits:
Savings accounts	18,402	18,429	18,037	17,443
Current & Sight accounts	7,705	8,455	7,232	6,712
Time deposits	13,448	15,137	11,159	11,819
Other deposits	858	892	852	848
	40,413	42,913	37,280	36,822
Securities sold to customers under agreements to repurchase	46	46	46	46
	46	46	46	46
Total	40,459	42,959	37,326	36,868

Included in time deposits are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 31 December 2016, these deposits amount to €527 million (2015: €2 million) for both the Group and the Bank.

In accordance with Law 4151/2013, all dormant deposit accounts are subject to statute of limitations of 20 years in favour of the Greek State.  All banks operating in Greece are required by April of every year to remit the cash balances of such dormant accounts to the Greek State. According to Article 1, paragraph 6 of the Legislative Act published in the Government Gazette “N.84/18.07.2015”, the aforementioned obligation has been suspended.

The comparative figures of 2015 have been reclassified for presentation purposes.

NOTE 33:                  Debt securities in issue

	Group			Bank
	Weighted Interest rate	31.12.2016	31.12.2015	Weighted Interest rate	31.12.2016	31.12.2015

Corporate bonds - floating rate	4.7%	278	280	—	—	—
Covered bonds - fixed rate	—	—	826	—	—	826
Floating rate notes	1.5%	258	—	—	—	—
Total		536	1,106		—	826

Notes to the Financial Statements

Group and Bank

The financial terms of the major debt securities in issue as of 31 December 2016, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount	Outstanding Nominal amount	Own held by the Group (nominal amount)	Interest rate
Corporate bonds
NBG Pangaea REIC	Floating rate bond	20 August 2014	July 2019	EUR	232	—	—	Paid quarterly Euribor plus 485 bps
Floating rate notes
NBG (via special purpose entity - Sinepia d.a.c.)	Series 2016-A1 Asset Backed Floating Rate Notes	8 August 2016	July 2035	EUR	150	123	—	Paid quarterly Euribor plus 185 bps
NBG (via special purpose entity - Sinepia d.a.c.)	Series 2016-A2 Asset Backed Floating Rate Notes	8 August 2016	July 2035	EUR	35	29	—	Paid quarterly Euribor plus 185 bps
NBG (via special purpose entity - Sinepia d.a.c.)	Series 2016-A3 Asset Backed Floating Rate Notes	8 August 2016	July 2035	EUR	50	41	—	Paid quarterly Euribor plus 185 bps
NBG (via special purpose entity - Sinepia d.a.c.)	Series 2016-A4 Asset Backed Floating Rate Notes	8 August 2016	July 2035	EUR	89	73	8	Paid quarterly Euribor plus 185 bps

On 12 July 2016, the Special Purpose Entity SINEPIA Designated Activity Company (D.A.C.) was established in Ireland, for the purposes of SME loans securitization, in which the Bank has a beneficial interest (see also Note 21).

The proceeds of the Notes were ultimately lent to Bank and for the Bank, these proceeds are included in Note 34.

Debt securities in issue redeemed or repurchased in 2016, are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount
Covered bonds
NBG	Fixed rate covered bonds- 3rd Series	7 October 2009	October 2016	EUR	846

NOTE 34:                  Other borrowed funds

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Loans-fixed rate	9	28	—	—
Loans-floating rate	128	118	258	—
Total	137	146	258	—

Fixed rate borrowings of the Group include borrowings from Stopanska Banka A.D. amounting to €9 million (7 million in EUR and 2 million in MKD).

Floating rate borrowings of the Group include borrowings from NBG Pangaea REIC group amounting to €116 million, all denominated in EUR, from Vojvodjanska Banka a.d. Novi Sad amounting to €10 million, all denominated in EUR and from Stopanska Banka A.D. amounting to €2 million, all denominated in MKD.

Furthermore, the Bank’s floating rate notes, include €258 million, ultimately lent to the Bank, representing the proceeds of the notes, and for the Group presented in Note 33.

Notes to the Financial Statements

Group and Bank

NOTE 35:                  Insurance related reserves & liabilities

Insurance reserves

	Group
	31.12.2016	31.12.2015

Life
Mathematical and premium reserves	925	891
Outstanding claims reserve	142	150
Other	1	1
Total	1,068	1,042
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	290	310
Guaranteed benefit reserve for unit-linked insurance contracts	101	76
Total Life reserves	1,459	1,428

Property and Casualty
Unearned premia reserve	64	71
Outstanding claims reserve	408	443
Other	16	15
Total Property and Casualty reserves	488	529

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	206	177
Amounts payable to brokers, agents and sales partners	23	36
Amounts payable to reinsurers	31	56
Total	2,207	2,226

Movement in Life Insurance Reserves

	Group
	2016	2015

Balance 1 January	1,428	1,449
Increase in reserves	243	255
Paid claims and other movements	(212)	(276)
Balance at 31 December	1,459	1,428

Movement of Property & Casualty Insurance Reserves

	Group
	2016	2015

Balance 1 January	529	578
Incurred claims	55	52
Paid claims and other movements	(90)	(90)
Movement in unearned premium reserve	(6)	(11)
Balance at 31 December	488	529

Outstanding claims reserve of property & casualty insurance reserves

	Group			Group
	31.12.2016			31.12.2015
		Reinsurers’	Group		Reinsurers’	Group
	Total	share	share	Total	share	share

Reported claims	391	79	312	415	262	153
IBNR	17	2	15	28	10	18
Total	408	81	327	443	272	171

Notes to the Financial Statements

Group and Bank

NOTE 36:                  Other liabilities

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
		As restated		As restated
Accrued interest and commissions	7	7	6	6
Creditors and suppliers	227	238	157	171
Amounts due to government agencies	205	168	199	164
Other provisions	100	72	72	44
Taxes payable - other than income taxes	62	56	33	29
Accrued expenses and deferred income	69	108	42	58
Payroll related accruals	34	19	29	15
Dividends payable	1	—	—	—
Cheques and credit card transactions under settlement	3	2	—	—
Other	255	337	239	277
Total	963	1,007	777	764

The Bank has committed under the 2015 Revised Restructuring Plan submitted to the Directorate General for the Competition of the European Commission (“DG-Comp”) on 4 December 2015, to decrease its Total Full Time Employees (“FTEs”) in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. Following the above commitment, the Group and the Bank recognized a provision of €118 million as of 31 December 2015, which is included in the “Other” line item. Following the VES completion in December 2016 (see Note 11 and 12), €110 million was utilised in 2016.

The movement of other provisions for the Group and the Bank may be summarised as follows:

	Group
	2016			2015
	Litigation	Other	Total	Litigation	Other	Total

Balance at 1 January	62	10	72	67	19	86
Provisions utilised during the year	(8)	(4)	(12)	(9)	(10)	(19)
Provisions charged/ (released) to income statement during the year	37	4	41	10	11	21
Foreign exchange differences	—	(1)	(1)	—	—	—
Transfer to liabilities associated with non-current assets held for sale	—	—	—	(6)	(10)	(16)
Balance 31 December	91	9	100	62	10	72

	Bank
	2016			2015
	Litigation	Other	Total	Litigation	Other	Total

Balance at 1 January	41	3	44	55	3	58
Provisions utilised during the year	(8)	(3)	(11)	(9)	—	(9)
Provisions charged/ (released) to income statement during the year	36	3	39	(5)	—	(5)
Balance 31 December	69	3	72	41	3	44

Legal proceedings: The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. The Group and the Bank establishes provisions for all litigations, for which it believes it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. These provisions may change from time to time, as appropriate, in light of additional information. For the cases for which a provision has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of management, after consultation with legal counsel, the final outcome of these matters is not expected to have a material adverse effect on the Group’s and Bank’s Statement of Financial Position, results of operation or cash flows.

Notes to the Financial Statements

Group and Bank

NOTE 37:                  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement.  As, at 31 December 2016 the Group and the Bank has provided for cases under litigation the amounts of €91 million and €69 million respectively (31 December 2015: €62 million and €41 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate Statement of Financial Position of the Group. Tax audit for the years 2009 and 2010 was finalized by the Greek Tax Authorities on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank. The Bank has appealed the decision. The tax audit certificates for the years 2011, 2012, 2013, 2014 and 2015 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on 27 July 2012, 27 September 2013, 10 July 2014, 30 October 2015 and 30 September 2016 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013 while the tax audit for the year 2016 is currently in progress. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for previous years. For the subsidiaries and associates regarding unaudited tax years refer to Note 46.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Commitments to extend credit*	8	6	8	6
Standby letters of credit and financial guarantees written	2,910	3,257	3,340	3,486
Commercial letters of credit	239	224	226	183
Total	3,157	3,487	3,574	3,675

* Commitments to extend credit at 31 December 2016 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2016 are €5,768 million for the Group (2015: €5,738 million) and €5,268 million for the Bank (2015: €5,030 million)

d. Assets pledged

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Assets pledged as collateral	22,617	30,918	22,668	30,805

As at 31 December 2016, the Group and the Bank has pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of carrying amount of €11,113 million (Bank: €11,164 million);

•                  loans and advances to customers amounting to €9,304 million (Bank: €9,304 million); and

•                  covered bonds of a nominal value of €2,200 million (Bank: €2,200 million) backed with mortgage loans as total value of €3,411 million (Bank: €3,411 million).

Notes to the Financial Statements

Group and Bank

During the 12 month period ended 31 December 2016, the Bank disposed of EFSF bonds of nominal amount €3,249 million realising a gain of €65 million.

In addition to the pledged items presented in the table above, as at 31 December 2016, the Bank has pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic, as well as Hellenic Republic Treasury bills of €340 million for trade finance purposes.

e. Transferred financial assets

As at 31 December 2016 the carrying amount of transferred financial assets, which have been transferred but are subject to continued recognition in full and the associated recognized liabilities are presented in the table below.

	Group		Bank
	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities
	31.12.2016	31.12.2016	31.12.2016	31.12.2016
Amounts due to ECB and Central Banks
Trading and investment securities	6,967	5,681	6,967	5,681
Securities sold under agreements to repurchase
Trading and investment securities	4,741	4,739	4,792	4,792

Total	11,708	10,420	11,759	10,473

	Group		Bank
	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities
	31.12.2015	31.12.2015	31.12.2015	31.12.2015
Amounts due to ECB and Central Banks
Trading and investment securities	13,769	12,159	13,769	12,159
Securities sold under agreements to repurchase
Trading and investment securities	112	101	46	46
Other
Trading and investment securities	252	95	252	95

Total	14,133	12,355	14,067	12,300

Transactions whereby financial assets are transferred, but continue to be recognized in their entirety on the Group’s Statement of Financial Position relate to Eurosystem funding under the general terms applying to such agreements, and securities sold under agreements to repurchase (see Note 2.16, Note 31 and Note 32), which, in general, are conducted under standard market agreements. With respect to Eurosystem funding, a significant haircut is generally applied to the collateral, which results in the associated liabilities having a carrying value less than the carrying value of the transferred assets. As a result of these transactions, the Group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

The Group and the Bank have no transferred financial assets that are not subject to derecognition in full, but remain on the Statement of Financial Position to the extent of continuing involvement or were derecognised in full, but continuing involvement exists.

f. Operating lease commitments

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

No later than 1 year	26	88	82	83
Later than 1 year and no later than 5 years	55	241	296	315
Later than 5 years	20	85	1,239	1,346
Total	101	414	1,617	1,744

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

Notes to the Financial Statements

Group and Bank

NOTE 38:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 December 2016 and 31 December 2015 was 9,147,151,527, with a nominal value of 0.30 Euro.

2015 Recapitalisation

On 17 November 2015, the Extraordinary General Meeting of the Bank’s shareholders approved a) the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share and the reduction of the number of shares from 3,533,149,631 to 235,543,309, b) the reduction in the nominal value from 4.50 Euro per share to 0.30 Euro per share, with the formation of a special reserve of an equal amount for offsetting losses and c) the share capital increase by €4,482 million in the context of recapitalization of the banks pursuant to the provisions of Law 3864/2010, as amended, and Cabinet Act 36/02.11.2015 through cancellation of the pre-emptive rights to existing shareholders, by issuing new ordinary shares, through In-Cash Contribution and/or In-Kind Contribution including the issuance of a convertible bond loan through the issuance of unsecured, perpetual and subordinated bonds, contingently convertible into ordinary shares of the Bank.

Specifically, the amount of capital increase was determined after the publication of the results of the Comprehensive Assessment (“CA”) conducted by the ECB, following the Euro Summit Statement of 12 July 2015 and the ECB’s decision of 5 August 2015.  The CA resulted in a total capital shortfall of €4,482 million, €1,456 million of which was due to the baseline scenario and €3,026 million was due to the adverse scenario. The Bank submitted its capital plan to the SSM, which among other actions, included a private placement to qualified investors abroad (Offer Abroad), a public offering in Greece (Public Offer), and offerings to eligible holders of debt and capital instruments (collectively, the “Private Capital Raising Measures”) which were intended to raise at least an amount of capital sufficient to cover the baseline scenario shortfall of €1,456 million and State Aid through HFSF.  Any capital raised through the Private Capital Raising Measures in excess of the baseline scenario shortfall was to be applied towards covering of the adverse scenario shortfall of €3,026 million.

In-Cash Contribution

As regards the In-Cash Contribution, the offer of shares was to be incurred through the Offer Abroad and through the Public Offer.

The allocation between the Offer Abroad and the Public Offer decided to be as follows (subject to increased demand):

•                  In case an amount of €1,456 million is raised through the Offer Abroad, then new shares which correspond to capital of €146 million could be offered by the Bank in the Public Offer.

•                  In the event of increased demand in the context of the Offer Abroad, as per the above, the amount to be offered in the Public Offer should not exceed 10% of the above increased amount of final coverage of the Offer Abroad.

•                  In case the amount of coverage of the Offer Abroad is lower than €1,456 million, then new shares corresponding to a total amount of capital raised up to €300 million to be offered by the Bank in the Public Offer.

On 8 December 2015, the Board of Directors certified that the capital raised through the Offer Abroad amounted to €457 million with the issuance of 1,524,851,811 new shares whereas the capital raised through the Public Offer amounted to €300 million with the issuance of 999,852,461 new shares. The subscription price was set at 0.30 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

The In-Cash Contribution also included the Liability Management Exercise (“LME”) which related to the offer for purchase of the Bank’s outstanding debt and capital instruments (see Note 33).

Following the above, on 2 November 2015, the Bank announced the offer for purchase of the outstanding senior and subordinated debt instruments together with the offer for purchase of the outstanding preferred securities (5 Series) and the participation of the holders of the securities in the share capital increase by an amount equal to the consideration obtained from the buyback of the said securities.

On 9 December 2015, the Bank announced that following the above offers, the buyback of the said securities amounted to €695 million, which was used for the share capital increase by issuing 2,316,353,950 shares.

In-Kind Contribution

The In-Kind Contribution included the implementation of burden sharing measures (the mandatory conversion into ordinary shares of all of the Bank’s outstanding debt and capital instruments the holders of which were not voluntarily offered its securities in the above offers) following the Bank’s request for State Aid to cover the remaining adverse scenario capital shortfall. Such shortfall was to be covered through the issuance in favour of the HFSF of new shares for 25% of the remaining capital shortfall and contingent convertible securities (“CoCos”) for 75% of the remaining capital shortfall, as defined in the Cabinet Act 36/02.11.2015.

Based on the Cabinet Act 45/07.12.2015, the Bank announced on 9 December 2015, that the mandatory conversion of the securities not offered in the LME into ordinary shares amounted to €64 million, which was used for the share capital increase by issuing 211,979,849 shares. Also, the preference shares issued in USA and the preference shares issued in favour of the Greek State, in accordance with the Law 3723/2008 were also converted to ordinary shares by issuing 298,700,987 and 1,305,000,000 ordinary shares respectively. The 1,305,000,000 ordinary shares that resulted from the mandatory conversion of the preference shares issued in favour of the Greek state were received by the HFSF.

Finally, the In-Kind Contribution included the participation of HFSF in share capital increase with the amount of €676 million by issuing 2,254,869,160 ordinary shares.

Following the above, the total capital increase amounted to €2,673 million with the issuance of 8,911,608,218 shares.

Contingent Convertible Securities (CoCos)

In addition, the Bank issued contingent convertible securities (“CoCos”) in the name of HFSF for the amount of €2,029 million by issuing of 20,292 CoCos of 100,000 Euro each. In return for the

Notes to the Financial Statements

Group and Bank

shares and CoCos received, HFSF contributed to NBG bonds issued by ESM (see Note 22).

CoCos return

The CoCos bear return at 8% per annum for the first seven years and thereafter, the yield rate was set to the sum of: (a) the 7-year Mid-Swap Rate plus (b) the difference between the initial yield rate of 8% and the 7-year Mid-Swap Rate at the CoCos’ issue date.

Payment of dividend (whether in whole or in part) was entirely at the discretion of the Bank. Any such dividend elected not to be paid was cancelled and did not accumulate. However, if the Bank did not pay all or any part of any scheduled dividend payments more than once, then the CoCos were automatically converted into ordinary shares. The Bank’s Board of Directors had the option, at its full discretion, to pay dividend in the form of newly issued ordinary shares of the Bank. If the Bank decided not to pay dividend, then no dividends were allowed to be distributed to holders of the Bank’s ordinary shares.

Principal

The CoCos were perpetual and the holders did not have a right to require redemption in cash. On the 7th Anniversary, holders have the right to convert their CoCos into ordinary shares. The Bank had the option to repay in cash all or some of the CoCos at any time at their initial nominal value plus any accrued and unpaid dividend, provided that all necessary regulatory approvals were obtained.

If the CET1 Ratio of the Bank, calculated on a consolidated or a solo basis, fell below 7% (the trigger event), the CoCos were automatically converted into ordinary shares determined by dividing 116% of the nominal value of the then outstanding CoCos by the subscription price of the 2015 Recapitalisation.

Based on the terms of the CoCos, there was no obligation for the Bank to deliver cash or another financial asset in respect of principal or dividend payments and therefore the CoCos were classified as equity. The equity conversion features of the Cocos under the trigger event, the second missed dividend payment and the holder’s option to convert into ordinary shares of the Bank on the 7th Anniversary, were closely related to the host equity contract.

On 9 December 2016, the Bank proceeded with the payment of dividend of €168 million on CoCos. Furthermore, on 15 December 2016, following approval by the ECB the Bank fully repaid the CoCos at their initial nominal value of €2,029 million, in accordance with the relevant commitment towards the DGComp (see Note 48).

Warrants

According to article 7 par.4 of Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on 26 June 2013, 245,779,626 warrants were granted to private investors participating in the capital increase of the Bank in 2013 according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on 27 June 2013.

In particular, warrants are transferable securities with no restrictions concerning their transfer. Following the reverse split in November 2015, each warrant incorporates the right of its holder to purchase from HFSF 0,54861592129144 new shares, acquired by HFSF due to its participation in the capital increase of Bank in 2013. The warrants do not provide voting rights to holders or owners thereof.

The warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange at least 10 days prior to each date of exercise of the warrants.

Following the reverse split in November 2015, the exercise price of the call option for each warrant in order to acquire new shares held by HFSF, will be equal to €64.35 plus accrued interest at an annual rate of 3% plus the margin:

•                  1% (100 basis points) for the first year from the Issue Date;

•                  2% (200 basis points) for the second year from the Issue Date;

•                  3% (300 basis points) for the third year from the Issue Date;

•                  4% (400 basis points) for the fourth year from the Issue Date; and

•                  5% (500 basis points) for the remaining period

on the number of new shares that the holder of the warrant is entitled to acquire upon exercise of his right. The exercise price will be adjusted accordingly in the event of corporate actions and is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange. The last exercise date (27 December 2017) is the date of expiry of the warrants.

After 36 months from the issuance of the warrants, HFSF may, under certain conditions, transfer the underlying common shares to third parties without any compensation being owed to holders of warrants that decide not to acquire those shares.

After the end of the sixth exercise period (27 December 2016), the warrants currently remaining in force are 245,745,661, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 134,819,987 (after the reverse split).

Restrictions on transfers of Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association, except for the ordinary shares held by HFSF and are subject to the provisions of article 8 of Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

In particular, according to article 8 of Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank’s capital increase, provided that par. 1 of article 7a of Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF’s discretion, so long as all shares are disposed of within the time limits referred to above.  The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law.  Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants, HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry

Notes to the Financial Statements

Group and Bank

of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7 — 11 of Article 3 of Law 3864/2010.

Restricted voting rights of the shares acquired by the HFSF in the capital increase of Bank in 2013

More specifically, further to a share capital increase decided by Extraordinary General Meeting of 17 November 2015, the HFSF has agreed to inject capital of €1,068 million and receive in exchange common shares with full voting rights representing 38.92% of the share capital of the Bank and contingent convertible bonds (“CoCos”) equal to an amount of €2,029 million by issuing 20,292 CoCos of €100,000 each. HFSF retains also common shares with restricted voting rights corresponding to 1.47 % of the share capital of the Bank, acquired under the previous recapitalization in 2013 and in accordance to Article 7a par.1 of the Greek Law 3864/2010, these shares give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided  by Company Law 2190/1920 on “sociétés anonymes”. Specifically, in order to calculate quorum and majority at the General Meeting, these shares of the HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

Share Capital — Preference Shares

Non-cumulative, non-voting, redeemable preference shares

On 6 June 2008, the Bank issued 25,000,000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of 0.30 Euro each. The shares were offered at a price of 25 Dollar per preference share in the form of American Depositary Shares (the “ADSs”), in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to 2.25 Dollar per preference share.

On 31 May 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

As of 28 June 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD 155 million.

On 3 July 2013, the purchase of the 12,360,169 ADSs was settled by the Bank.

Following the Extraordinary General Meeting of the Bank’s shareholders decision on 17 November 2015 and Cabinet Act 45/07.12.2015 (see above), all the outstanding preference shares (i.e. 12,639,831) were converted into 298,700,987 ordinary shares.

As a result, no preference shares remain outstanding, as of 31 December 2015 and 2016.

Redeemable preference shares in favour of the Greek State

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1,000 million through the issue of additional 200,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70,000,000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each in favour of the Greek State.

Following the Extraordinary General Meeting of the Bank’s shareholders decision on 17 November 2015 and Cabinet Act 45/07.12.2015 (see above), all the 270,000,000 outstanding preference shares issued in favour of the Greek State, in accordance with the Law 3723/2008 were converted into 1,305,000,000 ordinary shares, which were received by the HFSF.

As a result, no Law 3723/2008 preference shares remain outstanding, as of 31 December 2015 and 2016.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 31 December 2016 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	9,147,151,527	0.30	2,744	13,866	16,610
Total share capital			2,744	13,866	16,610

Notes to the Financial Statements

Group and Bank

Treasury shares

As at 31 December 2016, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  As at 31 December 2016, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2015	1,076	—
Purchases	67,825,104	67
Sales	(65,824,717)	(66)
At 31 December 2015	2,001,463	1

Purchases	150,099,503	34
Sales	(149,689,971)	(34)
At 31 December 2016	2,410,995	1

NOTE 39:                  Tax effects relating to other comprehensive income / (expense) for the period

Group

	12 month period ended			12 month period ended
	31.12.2016			31.12.2015
	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	69	(4)	65	(47)	14	(33)
Less: Reclassification adjustments included in the income statement	(4)	(1)	(5)	33	(1)	32
Gain reclassified to income statement on disposal of Finansbank	(13)	3	(10)	—	—	—
Gain reclassified to income statement on disposal of the Funds	(9)	—	(9)	—	—	—
Available-for-sale securities	43	(2)	41	(14)	13	(1)
Currency translation differences	(158)	—	(158)	(568)	—	(568)
Loss reclassified to income statement on disposal of Finansbank	2,742	—	2,742	—	—	—
Gain reclassified to income statement on disposal of the Funds	(35)	—	(35)	—	—	—
Currency translation differences	2,549	—	2,549	(568)	—	(568)
Cash flow hedge	(56)	11	(45)	48	(10)	38
Loss reclassified to income statement on disposal of Finansbank	31	(6)	25	—	—	—
Cash flow hedge	(25)	5	(20)	48	(10)	38
Loss reclassified to income statement on disposal of Finansbank	338	—	338	—	—	—
Net investment hedge	338	—	338	—	—	—
Total of items that may be reclassified subsequently to profit or loss	2,905	3	2,908	(534)	3	(531)
Items that not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset	(20)	2	(18)	25	—	25
Total of items that will not be reclassified subsequently to profit or loss	(20)	2	(18)	25	—	25
Other comprehensive income / (expense) for the period	2,885	5	2,890	(509)	3	(506)

Notes to the Financial Statements

Group and Bank

Bank

	12 month period ended			12 month period ended
	31.12.2016			31.12.2015
	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	20	—	20	(11)	—	(11)
Less: Reclassification adjustments included in the income statement	15	—	15	36	—	36
Available-for-sale securities	35	—	35	25	—	25
Currency translation differences	(51)	—	(51)	—	—	—
Total of items that may be reclassified subsequently to profit or loss	(16)	—	(16)	25	—	25
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability/asset	(14)	—	(14)	18	—	18
Total of items that will not be reclassified subsequently to profit or loss	(14)	—	(14)	18	—	18
Other comprehensive income / (expense) for the period	(30)	—	(30)	43	—	43

NOTE 40:                  Reserves & retained earnings

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Statutory reserve	385	388	296	296
Available-for-sale securities reserve	36	2	(24)	(60)
Defined benefit obligations	(162)	(145)	(157)	(143)
Currency translation differences reserve	(113)	113	(51)	—
Other reserves and retained losses	(9,853)	(6,935)	(10,574)	(10,414)
Total	(9,707)	(6,577)	(10,510)	(10,321)

The movement in the available-for-sale securities reserve is as follows:

	Group		Bank
	2016	2015	2016	2015

At 1 January	2	12	(60)	(84)
Reclassified as held for sale	(17)	(9)	—	—
Net gains / (losses) from changes in fair value of AFS investments	53	(34)	20	(11)
Net (gains) / losses transferred to income statement	6	18	15	31
Impairment losses on AFS investments	(8)	15	1	4
At 31 December	36	2	(24)	(60)

NOTE 41:                  Non controlling interests

	Group
	2016	2015

At 1 January	725	772
(Acquisitions) /disposals	(118)	(2)
Share capital increase	86	—
Dividend distribution	(38)	(73)
Share of net profit of subsidiaries	27	29
Foreign exchange differences	(2)	(1)
At 31 December	680	725

In 2016, (Acquisition)/disposals line mainly relates to the disposal of Finansbank (€10 million) and ASTIR Palace Vouliagmenis S.A. (€110 million) (see Note 45).

Notes to the Financial Statements

Group and Bank

Dividends relate mainly to NBG Pangaea REIC (2016: €35 million, 2015: €73 million) and to Stopanska Banka A.D. (2016: €2 million).

NOTE 42:                  Dividends

There were no distributable funds available by the end of 2015. Therefore the Annual Ordinary General Meeting of the Bank’s shareholders held on 30 June 2016 took no decision on dividend distribution.

NOTE 43:                  Cash and cash equivalents

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Cash and balances with central banks	974	1,769	551	675
Due from banks	617	1,024	507	574
Trading securities	431	848	431	848
Investment securities	196	551	—	—
Total	2,218	4,192	1,489	2,097

Cash and balances with central banks, Due from banks and Investment Securities of the Group include €177 million, €71 million and €9 million, respectively, relating to subsidiaries classified as Held for Sale.

NOTE 44:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 12-month period ended 31 December 2016 and 31 December 2015 and the significant balances outstanding at 31 December 2016 and 31 December 2015 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features.

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 31 December 2016, loans, deposits/liabilities and letters of guarantee, at Group level, amounted to €6 million, €5 million and NIL respectively (31 December 2015: €100 million, €25 million and €10 million respectively), whereas the corresponding figures at Bank level amounted to €6 million, €4 million and NIL (31 December 2015: €99 million, €9 million and €3 million respectively).

Total compensation to related parties amounted to €19 million of which €10 million from continuing operations (31 December 2015: €21 million of which €11 million from continuing operations) for the Group and to €7 million (31 December 2015: €8 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group
	31.12.2016	31.12.2015

Assets	15	16
Liabilities	13	46
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2	2

	12 month period ended
	31.12.2016	31.12.2015

Interest, commission and other income	14	38
Interest, commission and other expense	4	8

Notes to the Financial Statements

Group and Bank

	Bank
	31.12.2016			31.12.2015
	Subsidiaries	Associates & Joint Ventures	Total	Subsidiaries	Associates & Joint Ventures	Total

Assets	2,020	15	2,035	3,341	16	3,357
Liabilities	1,128	9	1,137	751	9	760
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2,810	2	2,812	2,701	3	2,704

	12 month period ended 31.12.2016			12 month period ended 31.12.2015

Interest, commission and other income	95	—	95	125	1	126
Interest, commission and other expense	92	2	94	145	2	147

c. Transactions with other related parties

The total receivables of both, the Group and the Bank, from the employee benefits related funds as at 31 December 2016 amounted to €723 million (31 December 2015: €781 million). The interest income for the Group and the Bank amounted to €1 million (31 December 2015: €2 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2016, amounted to €146 million and €65 million respectively (31 December 2015: €149 million and €73 million respectively).The interest expense for the Group and the Bank amounted to €1 million (31 December 2015: €1 million).

d. Hellenic Financial Stability Fund

Taking into consideration the HFSF Law, the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.4% of the Bank’s ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank’s Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. On 9 December 2016, the Bank paid to HFSF €165 million relating to the coupon of the contingent convertible bonds (“CoCos”). On 15 December 2016 the Bank proceeded to the repayment of the CoCos amounting to €2,029 million which had been issued in December 2015 and were held by the HFSF. Also, on the same date the Bank paid the accrued interest for the period 9-15 December 2016 amounting to €3 million. Other than the ordinary shares issued by the Bank and held by HFSF and the transactions presented above, no material transactions or balances exist with HFSF.

Notes to the Financial Statements

Group and Bank

NOTE 45:                  Acquisitions, disposals and other capital transactions

Sale of Finansbank

On 15 June 2016, the Group disposed of Finansbank A.Ş. to Qatar National Bank S.A.Q. (“QNB”). The consideration was €2,750 million. The transaction includes the transfer of NBG’s 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatirim Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the $910 million of subordinated debt that NBG had extended to Finansbank.

Analysis of assets and liabilities over which control was lost

Year ended 31 December 2016
Assets
Cash and balances with central banks	3,663
Due from other banks	168
Trading securities	24
Derivative financial instruments	1,375
Loans and advances to customers	18,875
Investment securities	3,152
Deferred tax assets	28
Other assets	373
Total assets	27,658
Liabilities
Due to other banks	3,090
Derivative financial instruments	646
Due to customers	15,312
Debt securities in issue	1,547
Other borrowed funds	3,039
Retirement benefit obligations	44
Current income taxes	20
Other liabilities	1,200
Total liabilities	24,898
Net Assets disposed of	2,760

Loss on disposal of Finansbank

Year ended 31 December 2016
Consideration received less costs to sell	2,724
Net Assets disposed of	(2,760)
Non-controlling interests	10
Cumulative exchange loss in respect of the net assets of Finansbank reclassified from equity to profit or loss	(2,742)
Cumulative gain on available-for-sale financial assets of Finansbank reclassified from equity to profit or loss	10
Cumulative loss of cash flow hedging of derivatives of Finansbank reclassified from equity to profit or loss	(25)
Cumulative loss of hedging of net investment in Finansbank reclassified from equity to profit or loss	(338)
Loss on disposal	(3,120)

The loss on disposal is included in the loss for the period from discontinued operations (see Note 30).

Net cash inflow on disposal of Finansbank

Year ended 31 December 2016
Consideration received in cash and cash equivalents less costs to sell	2,724
Less: Cash and cash equivalent balances disposed of	(710)
Net consideration	2,014
Repayment by QNB of subordinated debt that NBG had extended to Finansbank	828
Net cash inflow	2,842

Sale of NBGI Private Equity Funds

On 30 September 2016, the Group disposed of its interests in 11 Limited Partnerships held directly or indirectly by NBG and managed by NBGI PE Limited to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The consideration was €288 million.

Notes to the Financial Statements

Group and Bank

Analysis of assets and liabilities over which control was lost

Year ended 31 December 2016
Assets
Due from other banks	113
Investment securities	50
Investment property	159
Investments in associates	46
Goodwill	20
Property, plant and equipment	101
Other assets	112
Total assets	601
Liabilities
Other liabilities	324
Total liabilities	324
Net Assets disposed of	277

Gain on disposal of NBGI PE Funds

Year ended 31 December 2016
Consideration received less costs to sell	274
Net Assets disposed of	(277)
Cumulative exchange gain in respect of the net assets of NBGI PE Funds reclassified from equity to profit or loss	35
Cumulative gain on available-for-sale financial assets of NBGI PE Funds reclassified from equity to profit or loss	9
Gain on disposal	41

The gain on disposal relating to amounts reclassified from OCI, of €44 million is presented in net trading income / (loss) and results from investment securities while the remaining €3 million is presented within net other income / (expense).

Net cash inflow on disposal of NBGI PE Funds

Year ended 31 December 2016
Consideration received in cash and cash equivalents less costs to sell	274
Less: Cash and cash equivalent balances disposed of	(113)
Net cash inflow	161

Sale of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

On 27 October 2016, the Bank disposed of its stake in Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. to Apollo Investment Hold Co SARL. The consideration was €298.8 million.

Analysis of assets and liabilities over which control was lost

Year ended 31 December 2016
Assets
Due from other banks	11
Property, plant and equipment	272
Other assets	17
Total assets	300
Liabilities
Other borrowed funds	40
Retirement benefit obligations	1
Other liabilities	8
Total liabilities	49
Net Assets disposed of	251

Gain on disposal of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

Year ended 31 December 2016
Consideration received less costs to sell	291
Net Assets disposed of	(251)
Non-controlling interests	110
Gain on disposal	150

The gain on disposal is included in the line of Income Statement “Net other income / (expenses)”.

Notes to the Financial Statements

Group and Bank

Net cash inflow on disposal of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

Year ended 31 December 2016
Consideration received in cash and cash equivalents less costs to sell	291
Less: Cash and cash equivalent balances disposed of	(11)
Net cash inflow	280

Other transactions

On 4 January 2016, the disposal of the Group’s joint venture company UBB-AIG Insurance Company AD was completed for a consideration of €2 million.

On 16 June 2016, the Bank established in Bulgaria a limited liability company, Bankteco EOOD, a wholly owned subsidiary. The capital contributed amounted to BGN 200 thousand.

On 21 December 2016, NBG Pangaea REIC acquired the 100% of the share capital of the company KAROLOY S.A. for a total consideration of €3.6 million.

On 19 January 2017, the Boards of Directors of the Bank, NBG Training Center S.A. and Bancassurance (wholly owned subsidiaries of the Bank), agreed the merger of the three companies through absorption of the two latter by the Bank. The merger date was agreed to be 31 January 2017 and accounted for at carrying values.

On 20 January 2017, following the decision of AEEGA BoD on 13 January 2017, the Group’s subsidiary National Insurance Brokers S.A. was disposed of for a consideration of €1.2 million.

The movement of the bank’s investments in subsidiaries is presented below:

	Bank
	2016	2015

Balance at the beginning of the period	2,861	7,300
Acquisition of additional interest/ share capital increase in existing subsidiaries	24	11
Share capital decrease in existing subsidiaries	(87)	—
Liquidation	—	(1)
Impairment charge	(1)	(2,183)
Non-current assets held for sale	(254)	(2,266)
Balance at the end of the period	2,543	2,861

Share capital decrease in existing subsidiaries includes the repayment, part of the share premium of NBG International Holding B.V., in the aggregate amount of €87 million, to the Bank as a whole shareholder.

The impairment charge recognized in 2016 relates to the cost of investment in The South African Bank of Athens Ltd of €1 million.

The impairment charge recognized in 2015 relates mainly to the cost of investment in Finansbank A.S. of €1.687 million, in NBG Finance of €17 million, in NBG Finance (Dollar) Plc of €234 million, in NBG Finance (Sterling) Plc of €97 million, in Mortgage, Touristic PROTYPOS S.A. of €63 million, in Ethniki Leasing S.A. of €28 million, in Banca Romaneasca S.A. of €19 million, and in Vojvodjanska Banka a.d. Novi Sad of €15 million.

Non-current assets held for sale in 2016 include the acquisition cost of United Bulgarian Bank A.D., Interlease E.A.D. and The South African Bank of Athens Ltd (2015: Finansbank, Astir and PEF see Note 30).

The acquisition of additional interest / share capital increase in existing subsidiaries includes the following:

	Bank
	2016	2015
Share capital increase of SPEs	8	8
Share capital increase in Ethiniki Leasing S.A.	10	—
Share capital increase in Dionysos S.A.	1	—
Share capital increase in Ektenepol	2	—
Other	3	3
Total	24	11

NOTE 46:                  Group companies

			Group		Bank
Subsidiaries	Country	Tax years unaudited	31.12.2016	31.12.2015	31.12.2016	31.12.2015

National Securities S.A.	Greece	2009-2016	100.00%	100.00%	100.00%	100.00%

Notes to the Financial Statements

Group and Bank

			Group		Bank
Subsidiaries	Country	Tax years unaudited	31.12.2016	31.12.2015	31.12.2016	31.12.2015
NBG Asset Management Mutual Funds S.A.	Greece	2009-2016	100.00%	100.00%	98.10%	98.10%
Ethniki Leasing S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2016	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.(2)	Greece	2010-2016	70.00%	70.00%	—	—
National Insurance Brokers S.A.(8)	Greece	2010-2016	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (3)	Greece	—	—	85.35%	—	85.35%
ASTIR Marina Vouliagmenis S.A.(3)	Greece	—	—	85.35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2016	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2016	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC	Greece	2010-2016	32.66%	32.66%	32.66%	32.66%
Karela S.A.(5)	Greece	—	—	32.66%	—	—
Karolou S.A.	Greece	2010-2016	32.66%	—	—	—
FB Insurance Agency Inc (2)	Greece	2012-2016	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C	Greece	2010-2016	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(2)	Greece	2010-2016	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A.	Greece	2009-2016	84.71%	84.71%	84.52%	84.52%
NBG Insurance Brokers S.A.	Greece	2010-2016	99.98%	99.98%	99.90%	99.90%
Finansbank A.S. (4)	Turkey	—	—	99.81%	—	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing) (4)	Turkey	—	—	98.78%	—	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (4)	Turkey	—	—	99.81%	—	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (4)	Turkey	—	—	99.81%	—	0.02%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (4)	Turkey	—	—	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring) (4)	Turkey	—	—	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) (4)	Turkey	—	—	50.90%	—	—
Hemenal Finansman A.S.(ex PSA Finansman A.S.)(4)	Turkey	—	—	99.81%	—	—
NBG Malta Holdings Ltd	Malta	2006-2016	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2016	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)(7)	Bulgaria	2014-2016	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.(7)	Bulgaria	2012-2016	99.92%	99.92%	—	—
UBB Insurance Broker A.D. (7)	Bulgaria	2012-2016	99.93%	99.93%	—	—
UBB Factoring E.O.O.D.(7)	Bulgaria	2012-2016	99.91%	99.91%	—	—
Interlease E.A.D., Sofia (7)	Bulgaria	2011-2016	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D. (7)	Bulgaria	2011-2016	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.(7)	Bulgaria	2012-2016	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2016	100.00%	100.00%	—	—
Bankteco E.O.O.D.	Bulgaria	—	100.00%	—	100.00%	—
NBG Securities Romania S.A.(1)	Romania	—	—	100.00%	—	73.12%
Banca Romaneasca S.A.	Romania	2011-2016	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2011-2016	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2016	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2016	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2011-2016	32.66%	32.66%	—	—
Vojvodjanska Banka a.d. Novi Sad	Serbia	2010-2016	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2016	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2016	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014-2016	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2010-2016	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2016	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2011-2016	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2004-2016	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2004-2016	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2004-2016	100.00%	100.00%	—	—
Quadratix Ltd	Cyprus	2016	32.66%	32.66%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)(7)	S. Africa	2016	99.81%	99.79%	65.71%	76.21%
NBG Asset Management Luxemburg S.A.	Luxembourg	2015-2016	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2003-2016	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2003-2016	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2003-2016	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2016	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2016	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds(6)	U.K.	—	—	100.00%	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2016	—	—	—	—
Spiti Plc (Special Purpose Entity) (2)	U.K.	2015-2016	—	—	—	—
Autokinito Plc (Special Purpose Entity) (2)	U.K.	2015-2016	—	—	—	—
Agorazo Plc (Special Purpose Entity) (2)	U.K.	2015-2016	—	—	—	—

Notes to the Financial Statements

Group and Bank

			Group		Bank
Subsidiaries	Country	Tax years unaudited	31.12.2016	31.12.2015	31.12.2016	31.12.2015
SINEPIA Designated Activity Company (Special Purpose Entity)	Ireland	—	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2016	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2016	100.00%	100.00%	100.00%	100.00%
Nash S.r.L.	Italy	2012-2016	32.66%	32.66%	—	—
Fondo Picasso	Italy	2012-2016	32.66%	32.66%	—	—
Banka NBG Albania Sh.a.	Albania	2013-2016	100.00%	100.00%	100.00%	100.00%

(1) Company  liquidated in January 2016.

(2) Companies under liquidation.

(3) ASTIR Palace Vouliagmenis S.A. and ASTIR Marina Vouliagmenis S.A. were disposed of on 27 October 2016 (see Note 30).

(4) The transfer of the Group’s entire stake in Finansbank and it’s subsidiaries to Qatar National Bank S.A.Q. (“QNB”), was completed on 15 June 2016 (see Note 30).

(5) On 28 July 2016, the merger by absorption of the company KARELA S.A. by its parent entity NBG PANGAEA REIC was completed in accordance with the decision No. 80578/28.07.2016 of the Ministry of Economy, Development and Tourism which was registered on the same day with the General Commercial Register of the above mentioned Ministry.

(6) The transfer of the Group’s interests in NBGI Private Equity Funds, was completed on 30 September 2016 (see Note 30).

(7) United Bulgarian Bank A.D., Interlease E.A.D. and their subsidiaries, and The South African Bank of Athens Ltd (S.A.B.A.) , have been reclassified  to Non-current Assets held for sale (See Note 30)

(8) National Insurance Brokers S.A. was disposed of in 2017 (see Note 45)

The table below provides details of the significant subsidiaries of the Group:

Name of subsidiary	Principal Activity	Voting power held by the Group
		31.12.2016	31.12.2015
National Securities S.A.	Brokerage services	100.00%	100.00%
Ethniki Leasing S.A.	Leasing	100.00%	100.00%
Ethniki Factors	Factoring services	100.00%	100.00%
Ethniki Hellenic General Insurance S.A.	Insurance services	100.00%	100.00%
NBG Pangaea REIC	Real Estate Investment	32.66%	32.66%
National Bank of Greece ( Cyprus) Ltd.	Credit Institution	100.00%	100.00%
Stopanska Banka A.D. - Skopje	Credit Institution	94.64%	94.64%
United Bulgarian Bank A.D. - Sofia	Credit Institution	99.91%	99.91%
Interlease E.A.D. Sofia	Leasing	100.00%	100.00%
Banca Romaneasca S.A.	Credit Institution	99.28%	99.28%
Vojvodjanska Banka a.d. Novi Sad	Credit Institution	100.00%	100.00%
NBG Bank Malta Ltd	Credit Institution	100.00%	100.00%
The South African Bank of Athens Ltd (S.A.B.A.)	Credit Institution	99.81%	99.79%
Banka NBG Albania Sh.a.	Credit Institution	100.00%	100.00%

The table below provides details of non-wholly -owned subsidiaries of the Group that have material non-controlling interests:

Name of subsidiary	Place of incorporation and operation	Proportion of ownership interest and voting rights held by non-controlling interests		Total comprehensive income allocated to non- controlling interests		Accumulated non- controlling interests
		31.12.2016	31.12.2015	31.12.2016	31.12.2015	31.12.2016	31.12.2015
NBG Pangaea REIC	Greece	67.34%	67.34%	28	33	669	677
Individually immaterial subsidiaries with non-controlling interests	—	—	—	(1)	(3)	11	48
Total				27	30	680	725

PANGAEA REIC is a subsidiary of the NBG Group although the Group owns a 32.66% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of PANGAEA REIC, which have the power to direct the relevant activities of PANGAEA REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of PANGAEA REIC unilaterally and hence the Group has control over PANGAEA REIC.

During 2015 the non-controlling interest of PANGAEA increased from 67.31% to 67.34% due to the absorption of PANGAEA by MIG REAL ESTATE (subsidiary in which PANGAEA held the 96.94%). The company was renamed to NBG Pangaea Real Estate Investment Company.

Summarized financial information of PANGAEA REIC that has material non-controlling interests is set out below. The summarised financial information below represents amounts before intragroup eliminations.

Notes to the Financial Statements

Group and Bank

Summarised statement of financial position	31.12.2016	31.12.2015
Due from banks	55	90
Investment property	663	646
Property, plant & equipment	625	635
Other assets	79	53
Total assets	1,422	1,424
Derivative financial instruments	2	3
Debt securities in issue & other borrowed funds	404	397
Other liabilities	25	22
Total liabilities	431	422
Equity attributable to owners of the Company	991	1,002
Non-controlling interests	—	—

Summarised statement of comprehensive income	31.12.2016	31.12.2015
Net interest income	(19)	(19)
Net other operating income	67	69
Income tax expense	(7)	(1)
Profit for the period	41	49
Other comprehensive income for the period	—	—
Total comprehensive income attributable to owners of the Company	41	49
Total comprehensive income attributable to the non-controlling interest	—	—

Dividends paid to non-controlling interests	—	—

Summarised cash flow statement	31.12.2016	31.12.2015
Net cash inflow/(outflow) from operating activities	68	42
Net cash inflow/(outflow) from investing activities	(37)	(85)
Net cash inflow/(outflow) from financing activities	(67)	8
Net cash inflow/(outflow)	(36)	(35)

NOTE 47:                  Independent auditor’s fees

Deloitte Certified Public Accountants S.A. has served as our principal independent public accountant for the years ended 31 December 2016 and 2015. The following table presents the aggregate fees for professional audit services, audit-related and other services rendered by the Group’s principal accounting firm Deloitte Certified Public Accountants S.A., which is a member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), other member firms of DTTL and their respective affiliates (collectively, “Deloitte.”).

	Group		Bank
	2016	2015	2016	2015
Audit fees	5	6	3	3
Audit-related fees	1	1	—	1
All other fees	1	—	1	—
Total	7	7	4	4

NOTE 48:                  Restructuring Plan

The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank’s operations are monitored and limited to the operations approved in the 2015 Revised Restructuring Plan, which aims to ensure the Bank’s return to long-term viability.

On 4 December 2015, the European Commission approved the additional State Aid of €2,705 million to National Bank of Greece under EU state aid rules (see Note 38), on the basis of a Revised Restructuring Plan (2015 Restructuring Plan).

The 2015 Restructuring Plan includes a number of commitments to implement certain measures and actions that have to be completed during the period 2015-2018 (the “Commitments”). The Commitments relate both to domestic and foreign operations of the Group.

For the domestic operations, the Commitments relate to constraining operating expenses, including the number of personnel and branches. Other Commitments relate to monitoring the cost of deposits in Greece, maintaining a level of loans-to-deposits ratio below a maximum ratio, adhering to an investment

Notes to the Financial Statements

Group and Bank

policy and the divestment from certain domestic non-banking activities.

In particular, the Commitments relate to the following:

i.                  Number of branches in Greece: Restriction of the total number of branches in Greece to 540 at the end of 2017 (as of 31 December 2016: 510).

ii.               Total Full time equivalent personnel (“FTEs”) in Greece: Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. It should be noted that the Group has proceeded to a significant reduction of FTEs in Greece, including two voluntary exit schemes in 2013 and 2016, through which 3,661 employees left the Bank and certain Greek subsidiaries. As of 31 December 2016, the domestic FTEs were 10,636.

iii.            Total operating costs in Greece: Restriction of total operating costs in Greece to €961 million for the year 2017 (2016: €996 million).

iv.           Cost of deposits in Greece: NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

v.              Loans/Deposits: Restriction of the adjusted(14) Loan/Deposit ratio in Greece at a maximum of 115% at the end of 2018 (as of 31 December 2016: 86.1%).

vi.           Domestic non-banking activities: NBG will divest from certain domestic non-banking activities.

vii.        Reduction of securities portfolio: NBG will reduce its investments in shares, subordinated debt and hybrid securities.

viii.     Disposal of Private Equity Funds: The disposal was completed on 30 September 2016.

Regarding its international operations, NBG’s Commitments mainly refer to the below:

i.                  Divestment from international operations: NBG will reduce its international activities, by disposing certain subsidiaries and branches. In December 2016, NBG entered into a Share Purchase Agreements (“SPAs”) for the sale of its Bulgarian subsidiaries United Bulgarian Bank A.D. (“UBB”) and Interlease E.A.D. and its subsidiary South African Bank of Athens Ltd (“SABA”). Closing of the transactions is expected by the first and second semester of 2017, respectively.

ii.               Sale of Finansbank. On 15 June 2016, NBG completed the sale of 100% of its shareholding in Finansbank. Following the closing, on 15 December 2016, NBG proceeded with the fully repayment of the CoCos.

Other Commitments refer to the following:

i.                  Investment policy: NBG will not invest in non-investment grade securities, except for specific cases.

ii.               Salary cap: Restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG’s employees to a certain amount.

iii.            Prolongation of Commitments: NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on 20 November 2012, until the end of the Restructuring period.

The implementation of the commitments set out in the 2015 Restructuring Plan is monitored by the Monitoring Trustee.

NOTE 49:                  Events after the reporting period

Other events after the reporting period are disclosed in Notes 2.2, 4.7, 22 and Note 45.

NOTE 50:                  Disclosures of Law 4261/2014 Art. 82

Law 4261/5.5.2014 article 82, which incorporated into Greek legislation the article 90 of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013, established the requirement to disclose the total return on assets. This ratio for the Group and the Bank for the year ended 31 December 2016 amounted to -3.0% and 0.0%, respectively (2015: -3.7% and -5.7% respectively).

NOTE 51:                  Restatements of items in the financial statements

During the current period the Group and the Bank modified the presentation of derivative financial instruments in the statement of financial position. In prior periods, the carrying amount of derivatives in the statement of financial position was presented net of accrued interest, while the latter was included within the “Other assets” and “Other liabilities” line items. In the current period

(14) The Group defines “adjusted loans” or “adjusted loans and advances to customers”, as loans and advances to customers excluding the amortizing 30 year loan to the Hellenic Republic with a principal amount of €5.4 billion expiring in September 2037.

Notes to the Financial Statements

Group and Bank

derivatives are presented on a gross basis, thus accrued interest receivable and payable is netted-off at deal level and then classified within line items “Derivative assets” or “Derivative liabilities” based on the classification of each derivative (asset or liability). Accordingly, the Group’s and the Bank’s statement of financial position as at 31 December 2015 was restated as follows:

Statement of Financial Position

	Group			Bank
	31.12.2015			31.12.2015
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements
ASSETS
Derivative financial instruments	4,077	3,895	182	4,074	3,892	182
Other assets	1,713	1,952	(239)	1,367	1,606	(239)
Total assets	111,175	111,232	(57)	77,074	77,131	(57)

LIABILITIES
Derivative financial instruments	4,806	4,638	168	4,803	4,635	168
Other liabilities	1,008	1,232	(224)	765	989	(224)
Total liabilities	101,351	101,408	(57)	68,759	68,816	(57)

Total equity and liabilities	111,175	111,232	(57)	77,074	77,131	(57)

Cash Flow Statement

	Group			Bank
	31.12.2015			31.12.2015
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements
Cash flows from operating activities
Net (increase) / decrease in operating assets:	155	98	57	571	514	57
Derivative financial instruments assets	51	233	(182)	630	812	(182)
Other assets	224	(15)	239	241	2	239

Net increase / (decrease) in operating liabilities:	(2,648)	(2,591)	(57)	(3,827)	(3,770)	(57)
Derivative financial instruments liabilities	(420)	(588)	168	(684)	(852)	168
Other liabilities	(495)	(270)	(225)	(494)	(269)	(225)

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2016 TO 31 DECEMBER 2016

(Published in accordance with article 135 of Law 2190/1920, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS) (amounts in milion EURO)

Company Information
Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	30 March 2017
Certified Public Accountant - Auditor:	Alexandra B. Kostara (RN SOEL 19981)
Audit Firm:	Deloitte Certified Public Accountants S.A.

Independent Auditor’s Report:	Unqualified opinion - Emphasis of matter
Issue date of Auditor’s report:	30 March 2017
Website:	www.nbg.gr

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted,  as well as the auditor’s report.

The Board of Directors
Panayotis-Aristidis (Takis) A. Thomopoulos	Non-Executive Member - Chairman of the BoD
Petros K. Sabatacakis	Non-Executive Member - Vice Chairman of the BoD
Leonidas E. Fragkiadakis	Executive Member - Chief Executive Officer
Dimitrios G. Dimopoulos	Executive Member - Deputy Chief Executive Officer
Paul K. Mylonas	Executive Member - Deputy Chief Executive Officer
Stavros A. Koukos	Non-Executive Member
Eva Cederbalk	Non-Executive Member
Spyridon L. Lorentziadis	Non-Executive Member
Charalampos A. Makkas	Independent Non-Executive Member
Marianne T. Økland	Independent Non-Executive Member
Arthur Michael Royal Ross Innes Aynsley	Independent Non-Executive Member
Claude Edgar L.G.Piret	Independent Non-Executive Member
Panagiota Iplixian	Hellenic Financial Stability Fund representative

Statement of Financial Position (Consolidated and Standalone)

	Group		Bank
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
ASSETS
Cash and balances with central banks	1,501	2,208	844	1,130
Due from banks (net)	2,227	2,799	2,579	2,927
Financial assets at fair value through profit or loss	1,879	2,486	1,851	2,126
Derivative financial instruments	4,482	4,077	4,466	4,074
Loans and advances to customers (net)	41,643	45,375	38,166	39,750
Available for sale investment securities	2,634	2,634	251	245
Held to maturity investment securities	149	233	84	136
Loans and receivables investment securities	10,099	13,250	9,872	13,076
Investment property	869	869	6	6
Investments in subsidiaries	—	—	2,543	2,861
Equity method investments	7	16	7	7
Goodwill, software & other intangible assets	137	147	108	113
Property & equipment	1,286	1,325	256	249
Deferred tax assets	5,078	5,096	4,906	4,906
Insurance related assets and receivables	515	601	—	—
Current income tax advance	596	579	558	545
Other assets	1,704	1,713	1,456	1,367
Non-current assets held for sale	3,725	27,767	315	3,556
Total assets	78,531	111,175	68,268	77,074

LIABILITIES
Due to banks	18,188	25,166	18,389	25,240
Derivative financial instruments	5,169	4,806	5,166	4,803
Due to customers	40,459	42,959	37,326	36,868
Debt securities in issue	536	1,106	—	826
Other borrowed funds	137	146	258	—
Insurance related reserves and liabilities	2,207	2,226	—	—
Deferred tax liabilities	6	9	—	—
Retirement benefit obligations	269	273	255	258
Current income tax liabilities	11	10	—	—
Other liabilities	963	1,007	777	764
Liabilities associated with non-current assets held for sale	2,999	23,643	—	—
Total liabilities	70,944	101,351	62,171	68,759

SHAREHOLDERS’ EQUITY
Share capital	2,744	2,744	2,744	2,744
Share premium account	13,866	13,866	13,863	13,863
Less: treasury shares	(1)	(1)	—	—
Reserves and retained earnings	(9,707)	(6,577)	(10,510)	(10,321)
Amounts recognised directly in equity relating to non-current assets held for sale	5	(2,962)	—	—
Contingently convertible bonds	—	2,029	—	2,029
Equity attributable to NBG shareholders	6,907	9,099	6,097	8,315

Non-controlling interests	680	725	—	—
Preferred securities	—	—	—	—
Total equity	7,587	9,824	6,097	8,315

Total equity and liabilities	78,531	111,175	68,268	77,074

Statement of Comprehensive Income (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Interest and similar income	2,124	2,381	1,861	2,118
Interest expense and similar charges	(342)	(616)	(307)	(601)
Net interest income	1,782	1,765	1,554	1,517

Fee and commission income	296	296	231	223
Fee and commission expense	(104)	(252)	(95)	(242)
Net fee and commission income / (expense)	192	44	136	(19)

Earned premia net of reinsurance	499	469	—	—
Net claims incurred	(423)	(381)	—	—
Earned premia net of claims and commissions	76	88	—	—

Net trading income / (loss) and results from investment securities	(115)	(74)	(174)	(3)
Net other income / (expense)	129	(43)	253	(65)
Total income	2,064	1,780	1,769	1,430

Personnel expenses	(736)	(762)	(577)	(590)
General, administrative and other operating expenses	(324)	(342)	(276)	(279)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(109)	(111)	(70)	(70)
Amortis. & write offs of intang. assets recognised on business combinations	—	—	—	—
Finance charge on put options of non-controlling interests	—	—	—	—
Credit provisions and other impairment charges	(809)	(4,175)	(819)	(4,344)
Share of profit of equity method investments	1	2	—	—
Profit/(loss) before tax	87	(3,608)	27	(3,853)
Tax benefit / (expense)	(34)	1,000	(3)	1,007
Profit / (loss) for the period, net of tax (A)	53	(2,608)	24	(2,846)
Discontinued Operations
Profit / (loss) for the period from discontinued operations	(2,913)	(1,590)	(15)	(1,694)
Profit / (loss) for the period	(2,860)	(4,198)	9	(4,540)

Attributable to:
Non-controlling interests	27	29	—	—
NBG equity shareholders	(2,887)	(4,227)	9	(4,540)

Other comprehensive income/(expense), net of tax (B)	2,890	(506)	(30)	43
Total comprehensive income/(expense), net of tax (A+B)	30	(4,704)	(21)	(4,497)

Attributable to:
Non-controlling interests	25	30	—	—
NBG equity shareholders	5	(4,734)	(21)	(4,497)

Earnings/(losses) per share (Euro) - Basic and diluted from continuing operations:	€(0.0155)	€(1.9215)	€(0.0157)	€(2.2618)
Earnings/(losses) per share (Euro) - Basic and diluted from continuing and discontinued operations:	€(0.3340)	€(3.9434)	€(0.0174)	€(4.4156)

Statement of Changes in Equity (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2016	31.12.2015	31.12.2016	31.12.2015

Balance at beginning of period	9,824	10,466	8,315	8,653
Changes during the period:
Total comprehensive income / (expense), net of tax	30	(4,704)	(21)	(4,497)
Share capital increase	—	2,130	—	2,130
Dividends declared	(38)	—	—	—
(Purchases) / disposals of treasury shares	—	(1)	—	—
Other changes	(2,229)	1,933	(2,197)	2,029
Balance at end of period	7,587	9,824	6,097	8,315

Statement of Cash Flows (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2016	31.12.2015	31.12.2016	31.12.2015
Net cash flows from / (used in):
Operating activities	(4,792)	(845)	(4,992)	(2,699)
Investing activities	5,619	428	7,242	265
Financing activities	(2,739)	214	(2,813)	731
Net increase / (decrease) in cash and cash equivalents in the period	(1,912)	(203)	(563)	(1,703)
Effect of foreign exchange rate changes on cash and cash equivalents	(62)	(54)	(45)	32
Total cash inflows / (outflows) for the period	(1,974)	(257)	(608)	(1,671)
Cash and cash equivalents at beginning of period	4,192	4,449	2,097	3,768
Cash and cash equivalents at end of period	2,218	4,192	1,489	2,097

Notes

1) The Auditor’s Report includes emphasis of matter in which they draw attention to the disclosures made in Note 2.2. “Going concern” of the separate and consolidated financial statements which refer to the current economic conditions in Greece and the ongoing developments, that affect the banking sector and in particular its liquidity. Management concluded that the Bank is going concern after considering (a) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, (b) its current access to the Eurosystem facilities, and (c) the Bank’s and the Group’s CET1 ratio of 31 December 2016.

2) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2015 financial statements. Details are included in Note 2 of the annual financial statements as of 31.12.2016.

3) The Bank has been audited by the tax authorities up to and including the year 2010. Tax audit for the years 2009 and 2010 was finalized by the Greek Tax Authorities on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank of which amount of €27 million was paid while the remaining amount of €9 million was permanently waived by the tax authorities. For the subsidiaries and associates regarding unaudited tax years refer to Notes 46 and 24 respectively.

4) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material adverse effect on the financial position or operations of the Bank and the Group. As of 31.12.2016, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €91 million and €69 million respectively, and b) for other risks €9 million and €3 million respectively.

5) The number of Group and Bank employees as of 31.12.2016 was 18,440, (of which 2,875 relates to HFS subsidiaries personnel) and 9,729 respectively (31.12.2015: 33,975 (of which 14,141 related to Finansbank personnel which disposed of in June 2016) and 10,723 respectively).

6) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies and joint ventures of the Group, as of 31.12.2016, amounted to €15 million, €13 million, €14 million, €4 million and €2 million respectively. The corresponding balances and transactions with subsidiaries, associated companies and joint ventures of the Bank as of 31.12.2016 were €2,035 million, €1,137 million, €95 million, €94 million and €2,812 million. Loans, deposits, letters of guarantee and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as of 31.12.2016, to €6 million, €5 million, €NIL million and €19 million respectively and for the Bank alone the corresponding amounts amounted to €6 million, €4 million, €NIL million and €7 million. The total receivables of the Group and the Bank from the employee benefits related funds as of 31.12.2016, amounted to €723 million. The total payables of the Group and the Bank to the employee benefits related funds as of 31.12.2016, amounted to €146 million and €65 million respectively.

Taking into consideration the HFSF Law, on 9 December 2016, the Bank paid to HFSF €165 million relating to the dividend of the contingent convertible bonds (“CoCos”).

On 15 December 2016, NBG following relevant resolution of its Board of Directors and in accordance with the Commitments stemming from NBG’s revised Restructuring Plan, as this was approved by the European Commission on 4 December 2015, fully repaid of the CoCos amounting to €2,029 million, issued in December 2015 and held by the HFSF, following approval by the SSM in accordance with the applicable regulatory framework. It is noted that, following the repayment of the CoCos, the Group’s CET1 ratio as of 31 December 2016 stands at CET1 16.3% confirming the Group’s strong capital base. Also, on the same date the Bank paid the accrued interest for the period 9-15 December 2016 amounting to €3 million.

7) Acquisitions, disposals & other capital transactions:

(a) On 4 January 2016, the disposal of the Group’s joint venture company UBB-AIG Insurance Company AD was completed for a consideration of €2 million.

b) On 15 June 2016, the Group disposed of Finansbank A.Ş. to Qatar National Bank S.A.Q. (“QNB”). The consideration was €2,750 million. The transaction includes the transfer of NBG’s 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the $910 million of subordinated debt that NBG had extended to Finansbank.

(c) On 16 June 2016, the Bank established in Bulgaria a limited liability company, Bankteco EOOD, a wholly owned subsidiary. The capital contributed amounted to BGN 200 thousand.

(d) On 28 July 2016, the merger by absorption of the company KARELA S.A. by its parent entity NBG PANGAEA REIC was completed .

(e) On 30 September 2016, the Group disposed of its interests in eleven Limited Partnerships held directly or indirectly by NBG and managed by NBGI PE Limited to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The consideration was €288 million.

(f) On 27 October 2016, the Bank disposed of its stake in Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. to Apollo Investment Hold Co SARL. The consideration was €299 million.

(g) On 21 December 2016, NBG Pangaea REIC acquired the 100% of the share capital of the company KAROLOY S.A. for a total consideration of €3.6 million.

Details for the above transactions are included in Notes 45 and 46 of the annual financial statements as of 31.12.2016.

(h) On 22 December the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to ZAR 279 million. Closing of the transaction is expected by the end of 2017 and is subject to customary regulatory and other approvals.

(i) On 30 December the Bank entered into a definitive agreement with KBC Group for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary United Bulgarian Bank A.D. and its 100% stake in Interlease E.A.D. The agreed consideration for the sale of the two subsidiaries amounts to €610 million. Closing of the transaction is expected by June 2017 and is subject to customary, regulatory and other. The above agreement also, includes the sale of the 30% stake in UBB-Metlife held by Ethniki Hellenic General Insurance S.A., hence the carrying amount of UBB-Metlife of €4 million has also been reclassified as held for sale.Finally, in the context of the same agreement Ethniki Hellenic General Insurance S.A. will sell its 20% stake in UBB Insurance Broker AD. The remaining 80% of the company is held by UBB.

Details for the above transactions are included in Note 30 of the annual financial statements as of 31.12.2016.

8) Included in Notes 46 and 24 of the annual financial statements as of 31.12.2016, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company. For the period 1.1.- 31.12.2016 the following changes occurred in the Groups’ structure in relation to the corresponding period of the previous year:

(a) Fully consolidated: As at 31.12.2016, our subsidiary Finansbank A.Ş. as well as its subsidiaries, NBGI PE Funds, ASTIR Palace Vouliagmenis S.A. and ASTIR Marina Vouliagmenis S.A. are no longer included in the financial statement due to their disposal, while from 31.12.2016 KAROLOY S.A. and Bankteco E.O.O.D. are included in the financial statement for the first time. Furthermore, NBG Securities Romania S.A. is no longer included in the financial statement due to its liquidation. Finally from 31.12.2016 our subsidiaries United Bulgarian Bank A.D., Interlease E.A.D and South African Bank of Athens Ltd have been reclassified to Non-current assets held for sale.

(b) Equity method investments: As at 31.12.2016, the equity method investments Bantas A.S., Cigna Finans Pension (Equity method investments of Finansbank) and UBB-AIG Insurance Company AD are no longer included in the financial statement, due to their disposal. Furthermore from 31.12.2016 the equity method investments UBB Metlife Life Insurance Company A.D. and Drujestvo za Kasovi Uslugi AD have been reclassified to Non-current assets held for sale.

(c) There are no entities of the Group exempted from the annual statements as of 31.12.2016.

(d) There have been no changes in the method of consolidation since the previous annual financial statements.

9) “Other comprehensive income for the period, net of tax”, of the Group, in the current period, is comprised of €41 million relating to the movement of available for sale investments reserve, €2,549 million relating to currency translation differences, €(20) million relating to net cash flow hedge, 338 million relating to net investment hedge and €(18) million relating to the remeasurement of the net defined benefit liability. The corresponding amounts for the Bank are comprised of €35 million relating to the movement of available for sale investments reserve, (51) million for the currency translation differences, nil for net cash flow hedge and net investment hedge and €(14) million relating to the remeasurement of the net defined benefit liability.

10) As of 31.12.2016, the Group held 2,410,995 treasury shares with acquisition cost of € 1 million approximately, while the Bank did not hold any treasury shares.

11) Other events:

(a) On 9 December 2016, the Bank announced to its employees the terms of the VES, which applied also to certain domestic subsidiaries. The deadline for applications was on 22 December 2016 and 1,171 and 1,125 employees participated for the Group and the Bank, respectively. The Bank had recognized as of 31 December 2015 relevant provision, in the context of its commitment under the 2015 Revised Restructuring Plan (see “2015 Revised Restructuring Plan” below) and as a result the cost of the VES did not have an impact on the Group’s and the Bank’s income statement.

(b) On 29 March 2017 a new law was voted which further amended articles 27 and 27A of Law 4172/2013 as follows:

Amendments to article 27 introduce an amortization period of 20 years for losses due to loan write-offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

Amendments to article 27A extend the scope of article 27A to capture, in addition to PSI losses and provisions for loan losses, the following categories of time differences: (i) losses from the final write-off or the disposal of loans and (ii) accounting write-offs, which will ultimately lead to final write-offs and losses from disposals. It is further provided that DTC cannot exceed the tax corresponding on accumulated provisions accounted up to 30 June 2015, less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

30 March 2017

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

Availability of the Annual Financial Report

Availability of the Annual Financial Report

The Annual Financial Report, which includes:

•                  Certifications by the Members of the Board of Directors

•                  The Board of Directors’ Report

•                  The Independent Auditor’s Report

•                  The Annual Financial Statements of the Group and the Bank

•                  Summary Financial Data

•                  Reference Table to the information required by Law 3401/2005, article 10 is available on the website address: http://www.nbg.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)
Date: March 31st, 2017

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: March 31st, 2017

Director, Financial Division